UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Woori Financial Capital Co., Ltd.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Republic of Korea

(Jurisdiction of Subject Company’s Incorporation or Organization)

Woori Financial Group Inc.

(Name of Person(s) Furnishing Form)

Common Shares of Woori Financial Capital Co., Ltd.

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Kyong-Hoon Park

Woori Financial Capital Co., Ltd.

239, Daedeok-daero, Seo-gu

Daejeon, Korea

(Tel) +82-1544-8600

with a copy to:

Jinduk Han, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

Foreign Legal Consultant Office

19F, Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul 04539, Korea

(Tel) +82-2-6353-8020

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Prospectus, dated July 14, 2021, attached hereto as Exhibit 1.

(b)	Not applicable

Item 2.	Informational Legends

A legend in compliance with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Woori Financial Group Inc. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2)	Not Applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Seok-Tae Lee
(Signature)

Seok-Tae Lee, Deputy President
(Name and Title)

Woori Financial Group Inc.

July 14, 2021
(Date)

Important information

This exchange offer involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

PROSPECTUS

SUMMARY INFORMATION

Note: Capitalized term used in this “Summary Information” section without definitions have the meanings ascribed to them in the main body of this document.

I. INVESTMENT RISK FACTORS

Business Risks

Woori Financial Group Inc.

A. Risk related to the competitiveness and business performance of the subsidiaries

Woori Financial Group Inc. (“Company” or “Woori Financial Group Inc.” or “Woori Financial Group”) is a financial holding company established under the FHCA. Financial holding companies like the Company are not allowed to engage in other profit-making businesses except for managing the business of their subsidiaries, such as financial support and investment support for a subsidiary, and the affairs incidental thereto. Hence, the major source of income is the dividends from their subsidiaries. Accordingly, the competitive elements of a financial holding company are directly related to the competitiveness of its subsidiaries within their respective industries. The Company engages in the financial industry, including its major subsidiary Woori Bank, and other subsidiaries in credit card, capital, merchant banking, asset management, and real estate trust industries. If the Company and its subsidiaries fail to have an efficient business management, such failure may have a negative impact on its overall business conditions. The market competitiveness and business performance of the subsidiaries may have a direct impact on the competitiveness and profit of the Company. Please be advised that investors should have a comprehensive review on the business of its subsidiaries to examine the business risks of the Company.

B. Risk associated with changes in the overall regulatory system

The financial industry is a country’s key industry and regulated industry. It is highly affected by the regulations of the financial authorities and the government policies. In other words, the Company and its subsidiaries are exposed to the risk of profitability fluctuations due to environmental and institutional changes affecting its subsidiaries. Therefore, investors should take into account not only the competitiveness of each subsidiary but also the external environments, such as macro-economics and government regulations.

C. Risks from changes in domestic and foreign financial markets

Risks from economic uncertainty at home and abroad have significant effects on the financial industry, which directly or indirectly affect the financial industry. Our Group, including the Company, is also greatly affected by changes in domestic and foreign financial markets with the result that fluctuations in interest rates, exchange rates, bond and stock prices, and other market factors directly or indirectly affect the Company’s business operations. Investors should be aware of such risks.

D. Risk related to increase of double leverage ratio

The double leverage ratio is a financial holding company’s total amount of investment in its subsidiaries compared to its equity capital. Any amount exceeding 100% is capital amount contributed by the holding company through its borrowing, and the financial authorities recommend the holding company not to exceed 130%. If the double leverage ratio of holding company exceeds such 130%, it may be adversely affected at the time of evaluation of business status.

The average double leverage ratio of Korean financial holding companies is 119.17% as of the end of 2020, which means that they are strengthening their financial roles by expanding funding sources and reducing funding costs. However, given their capital structures, which are largely rely on dividends from core subsidiaries, the double leverage ratio may exceed 130%, which is recommended by the financial authorities, due to uncertainty in the financial market and the regulators’ more tightened control. Investors should note that the Company may be sanctioned in case of exceeding such 130%.

E. Risks from fiercer competition due to restructuring of the financial industry

Financial companies are proceeding with M&As for the purpose of enlargement, diversification and creation of business synergy. As such, the financial industry is being restructured and competition is expected to be fiercer. Such fiercer competition may cause the profitability of financial holding companies, like the Company, to be worse in the future.

F. Risks related to personal information

Financial sector has often suffered leakage accidents of personal information, and hackers will continually attempt to hack customer information of financial companies, including the Company, in the future. Accordingly, it is necessary to tighten internal security through internal control procedures to protect customer information. Investors should note that any occurrence of such leakage accident may result in falling of reputation of the Company and its subsidiaries, costs related to claims for damages, and decrease in profits due to customer separation.

G. Risks of the Introduction and Growth of the Fintech Industry

The advance in innovative technologies pursuant to the fourth industrial revolution, a new type of financial service that combines technology with finance, Fintech (Fintech: Financial+Technology), is revamping the fundamentals of the financial industry. Accordingly, in the third regulation reform ministerial meeting held on May 2015, the government released the ‘Fintech Industry Promotion Method’, and proposed 3 major milestones and 11 detailed tasks, including the promotion of Fintech industry startups and growth, full-fledged public-friendly services, and establishment of the Fintech infrastructure. Further, the government announced the ‘Fintech Innovation Facilitation Method’ in March 2018, and suggested 4 policy directions towards achieving financial innovation: 1) testing and supporting innovative financial services, 2) sophistication of financial industry services, 3) expansion of Fintech market, 4) response to Fintech innovation risks.

In October 2018, the government conducted regulatory reform to facilitate Fintech by launching a ‘Regulatory Reform T/F for Financial Innovation including Fintech, Etc.’ Further, the FSC proclaimed January 2019 to be the ‘golden time’ for Fintech acceleration, and established a 6 milestone strategy plan for focused and systematic support (① full use of financial regulation sandbox, ② revamping old regulations, ③ increasing Fintech investment, ④ fostering new industry sector, ⑤ supporting global market entry, ⑥ strengthening digital finance/security). In October 2019, the government announced a regulatory innovation method for the promotion of Fintech, and soon thereafter, the FSS released the ‘Fintech scale-up strategy plan’ in December 2019.

In January 2020, the amendments of the Enforcement Decrees of the three major data laws passed the national assembly (the Personal Information Protection Act, Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., Credit Information Act) and came into force on August 5, 2020. Key amendments made in the three major data laws include the establishment of a safe data combination procedure, stronger stability of pseudonymized information, unification of personal information related Enforcement Decrees, fostering financial sector mydata industry. Once the ‘mydata’ era arrives pursuant to the above Enforcement Decree, personal information would be provided to Fintech companies only upon consent of the customers. Accordingly the industry must establish response measures and gear the direction of business strategies in accordance therewith.

With the emergence of this Fintech industry, while previous banks are provided with new opportunities to service financial information using Fintech technologies, investors are advised to note that the banks may face excessive competition pressure and lower profits in the new financial environment, as non-financial companies may also enter the Fintech market.

H. Risks from the emergence of internet primary banks

In December of 2018, the FSC announced a plan to issue new licenses/ approvals for internet primary banks in order to promote financial innovation and competitiveness of the banking industry. In January of 2019, the Internet Primary Bank Act became effective, allowing the establishment of internet primary banks in which innovative ICT companies, etc. may hold 34% equity interest. Currently, K Bank and Kakao Bank are officially in operation.

Kakao Bank plans to be listed on the securities market in 2021, and submitted a securities registration statement on June 28, 2021. Kakao Bank expects to raise approximately KRW 2.1 trillion based on the lowest desired offering price, and will use such funds to promote new business activities such as financial technology R&D, M&A of fintech company, and participation in global market. Further, in May 2021, K Bank publicly disclosed a plan to raise approximately KRW 1.2 trillion through capital increase with consideration. As such, please note that the Company’s business performance may be adversely affected by the fiercer competition in the industry resulting from external growth of and active investment by internet primary banks.

As the FSC considered giving new licenses for internet primary banks, there were 3 entities which applied for new license, i.e., Anyband Smart Bank, Kium Bank, and Toss Bank. However, the application by Anyband Smart Bank was rejected due to inadequacy of the documents submitted; the other two failed to obtain a preliminary license due to lack of innovation in business plan (in the case of Kium Bank) and inadequacy of funding ability (in the case of Toss Bank). In July of 2019, the FSC issued a press release in which it stated that it would again go ahead with new licenses for internet primary banks, and announced a schedule for filing of applications for preliminary license in October of 2019. By October of 2019, a total of three applicants completed the filing of applications for preliminary license; Toss Bank obtained a preliminary license in December of 2019, and filed for a definitive license in February of 2021, followed by approval of the license in June of that year. It plans to commence its business in September, if possible, after the preparation period including test of actual transaction.

The launch of internet primary banks led to certain positive effects, such as cost-saving effects based on online services, and promotion of product development by existing financial institutions, while it could create negative effects, such as price competition and deteriorating profitability due to entry of additional market participants. As such, investors should take note of the above.

I. Risks from strengthened anti-money laundering obligations

Recently, finance companies’ anti-money laundering obligations are being strengthened in Korea and abroad. As is the case with inspections by the US financial authorities, the recent trend of inspections by the Korean financial authorities is to focus on the operational effectiveness in substance, rather than perfunctory compliance with the anti-money laundering system. Evaluation results, which are directly related to the competitiveness of financial business, are risk factors from the standpoint of finance companies, and could deteriorate the soundness of financial institutions subject to anti-money laundering regulation. Meanwhile, according to the “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” (dated November 27, 2018) of the AML/CFT (Anti-Money Laundering/ Combating the Financing of Terrorism) Policy Council, Korea was evaluated in July of 2019 for the operation of AML/CFT system in accordance with the Mandate of FATF. Such evaluation involved checks by the international society of Korea’s AML/CFT system, and the results of such evaluation appear to be a measure of the transparency of Korea’s financial and judicial systems. Also, depending upon the results of such evaluation, Korea can be subject to subsequent checks, and can, if deemed negative based on such evaluation, be affected in, among others, the nation’s sovereign rating, financing costs of exporting companies, and foreign exchange transactions.

Woori Financial Capital Co., Ltd.

A. Risks from market situations, funding and policy changes of a specialized credit financial company

The Company is a specialized credit financial company registered with the FSC and is engaged in a variety of credit financial business, including installment financing, lease financing, personal financing, and corporate financing. Considering the characteristics of the specialized credit finance business, whose dependency on borrowed capital is high, a specialized credit financial company is sensitive to changes in market situations, such as interest rate changes, and its funding can be shrunk as a result of an impact from the capital market. As such, specialized credit financial companies are exposed to refinancing risks all the time. Also, specialized credit financial companies’ profitability can possibly be decreased due to external policy variables, such as restrictions on interest rates and increased uncertainties in the financial markets.

B. Risks from high dependency of installment financing on automobile financing

With respect to purchase of consumer durables, etc. by a consumer, the term “installment financing” means a financing arrangement in which funds are loaned by an installment financing company to the consumer, in respect of which the consumer must make repayment in installments of the principal and interest thereon. In Korea, installment financing is mainly used for purchase of automobiles, and the structural characteristic of the installment financing market is that it depends on the domestic automobile market. As such, the profitability of the installment financing industry as a whole can be adversely affected if the growth of the automobile installment financing market slows down or the size of the market shrinks.

C. Risks due to high proportion of auto lease and more competition

A lease is a financial act, by which it guarantees the lessee use of an asset and guarantees the lessor regular payments for a specified period in exchange. Like the installment financing market, the portion of automobile lease has continuously increased in the lease market while the demands for lease of other items are not active. Auto lease market has been led by captive leasing companies, and since more companies are participating in the market, competition is being fiercer.

D. Risks due to more competition in lease/installment financing market

Since it is only required to be registered to engage in the installment lease business, it is relatively easy to enter this market. As such, more companies are participating in this market. Given such overpopulation and fierce competition in the market, participants in this market may suffer low profitability and difficulties in expanding new business.

E. Risks due to changes and adjustments in regulations of the authorities

The specialized credit financial companies are under supervision of regulators, and their business activities and financial conditions would be affected by policies of regulators. Besides, the FSS may issue a corrective order a specialized credit financial company that has violated the SCFBA or other relevant regulations.

Company Risks

Woori Financial Group Inc.

A. Risk of impact on profitability of financial holding company from changes in business performance of its subsidiaries

For the primary purpose of controlling, through ownership of shares, subsidiaries operating in the financial business or closely related to the financial business, the Company was established by way of comprehensive transfer of shares with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Financial Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., and Woori Private Equity Asset Management Co., Ltd., on January 11, 2019 in accordance with the FHCA. A financial holding company, like the Company, may not engage in any business for profit other than the business management of its subsidiaries and other duties incidental thereto, such as provision and management of loans and equity capital to its subsidiaries, in accordance with the relevant laws. Thus, the dividends from its subsidiaries are its main source of income of the Company. As such, the competitiveness of financial holding company is directly related to the competitiveness of its subsidiaries in their respective industries.

Consolidated net income of the Company as of the end of the most recent quarter (first quarter of 2021) consist of the followings: 82.32% from banking business, 10.01% from credit card business, and 4.87% from capital business. Accordingly, the Company’s profitability and cash flow are greatly affected by its subsidiaries’ operating environment and financial condition, and in order to predict the Company’s future performance and competitiveness, it is necessary to review the overall financial industries to which its major subsidiaries, including banks, belong. Investors should keep this in mind.

B. Risks related to the soundness of assets of subsidiary bank

The asset soundness of the Company is similar to that of its subsidiary Woori Bank. The NPL ratio, which is a major soundness indicator of Woori Bank, has shown a continuous decline after recording 1.47% at the end of 2015, and recorded 0.32% as of the end of 2020. Woori Bank’s coverage ratio of allowance for bad debts has continuously increased since 2015, and recorded 153.95% as of the end of 2020. Such ratios are better than the average of local banks (NPL ratio 0.68%, coverage ratio of allowance for bad debts 145.60%).

However, we may not rule out the possibility of deterioration in the soundness of assets, given the continuing instability of global economy, the concerns about local real estate market, the excessive household loans compared to incomes, and the insolvency possibility of local manufacturers and small and medium-sized enterprises in case of economic slowdown. Investors should keep this in mind.

C. Possible decline in profitability if bank subsidiaries’ NIM falls

The composition of the Company’s NIM(Net Interest Margin) is expected to be more or less similar to the profit composition of Woori Bank. Domestic banks rely on a large share of interest profits among their total profits. Accordingly, NIM is the core profit indicator that has the greatest impact on bank profitability. As of the recent business year end, Woori Bank’s ROA and NIM recorded 0.38%, 1.33% respectively, showing positive overall profitability. However, with the base rate steadily declining and due to the economic downturn, the bank’s profitability indicator, NIM saw continued decline from 1.52% as of end of 2018, to 1.44% in end of 2019 and 1.33% in end of 2020. This indicator showed a slight rebound to 1.35% in 1Q of 2021, but there are little prospects that it would drastically improve in the future. The Bank of Korea (BOK) lowered the base rate to 0.75% at a provisional meeting of the monetary policy board (MPB) in March 2020, and further to 0.25% in the May 2020 meeting, adjusting the base rate to a record low of 0.50%. At the same time, the BOK declared that it would maintain this easing stance for monetary policies depending on how COVID-19 develops. Accordingly, the possibility that the base rate may be further lowered cannot be excluded. Additionally, there is a limit to generating profits through the expansion of loan assets, due to the government’s regulation of household debts. To the extent that this stance is maintained, Woori Bank’s NIM and other profitability indices may see further downturns.

Meanwhile, the Basel III Liquidity Coverage Ratio (LCR) regulation (high liquidity assets/ future net cash leakage for one month ≥100%) that is in effect since 2015 is also expected to act as a burden to the bank’s profitability. This is because the banks must maintain a mandatory reserve of relatively low profit, high liquidity assets due to the regulations. With stronger government regulation related to household debts, and the implementation of LCR regulation, the bank’s asset management policy is shifting towards a more conservative stance. Investors are advised to take note of these issues.

D. Interest Rate Risks of the Bank Subsidiary

Before US shifted to a laxer monetary policy stance in 2019, the US FOMC raised the base rate over four occasions by 0.25%p only in 2018. BOK also increased the base rate by 0.25%p in November 2017, and additionally by 0.25%p in November 2018. This increased the interest rate of domestic financial companies.

However, the US FOMC changed its stance to a laxer interest policy due to sluggish domestic economic recovery, sustained trade disputes with China, and sluggish economic growth, etc. in 2019. In the July 2019 FOMC, due to uncertainties in achieving the policy target for the inflation rate and the global economic downturn, the base rate was lowered to 2.00 to 2.25% in ten years and seven months. Thereafter, in the September and October 2019 FOMCs, the base rate was lowered. The rate was maintained at 1.50 to 1.75% level until January 2020, but due to the spread of the COVID 19 that resulted in global economic uncertainties, and concerns over the US economy, the base rate was lowered from 1.50% to 1.75% to 0.00% to 0.25% in the March, April 2020 FOMCs.

In this backdrop, the Monetary Policy Board also lowered the base rate that it maintained at a 1.25% level for around six months to 0.75%, by 50bp, in March 2020, due to forecasts of an incremental growth of the domestic economy and low inflation pressure, and COVID 19’s economic impacts at home and abroad. In the May 2020 FOMC, the base rate was further lowered by 25bp to 0.50%, and presently remains the same level.

However, the economic cycle has hit the low point from 3Q of 2020 to 1Q of 2021, and with an optimistic outlook in global growth and price indices, the US bonds’ interest rate rose in February to March 2021. Also, considering the concerns of inflation due to excessive liquidity in the market, and the remarks of Yellen, US Secretary of Treasury, regarding a rate increase, the possibility of the base rate increasing exists at the same time.

As in the foregoing, the recent market rate at home and abroad are difficult to predict due to economic and political circumstances at home and abroad, as well as various market variables that are out of control. We cannot exclude the possibility that the market rate that sharply dropped when COVID 19 was stabilized, would pick up its upward trend. The increase in market interest rate may affect interest rates for financing and act unfavorably to the profitability of Woori Bank, a subsidiary to the Company. This may also undermine the profitability of the Company’s consolidated financial statement. Investors are advised to take note of these issues.

E. Possibility of satisfying capital adequacy under the Basel III system

As of the end of the first quarter of 2021, the Company’s BIS total equity ratio is 13.6%, while its Tier 1 and C-Tier 1 are 11.7% and 10.0% respectively, which satisfy such level (total equity ratio 10.5%, Tier 1 8.5%, C-Tier 1 7.0%), including conservation buffer (2.5%), as required by Basel III. As of the end of the first quarter of 2021, Woori Bank, a subsidiary of the Company, has BIS total equity ratio of 16.98%, Tier 1 of 14.94% and C-Tier 1 of 13.21%, which are higher than such level as required by Basel III.

However, in the future, the Company and its subsidiary Woori Bank may fail to satisfy the capital adequacy ratio because of the following reasons: increase in risky assets due to business deterioration resulting from economic depression in and out of Korea, increase in losses, increase in costs due to disposal of non-performing loans, downward adjustment of securities, increase in foreign exchange rates, change in the minimum capital adequacy ratio due to tightened capital adequacy system, change in calculation method of ratio, change in the Basel Committee standards, and other negative factors affecting the asset soundness and capital adequacy.

The Company and its subsidiary Woori Bank are trying to maintain the capital adequacy through increase of earned surplus, issuance of contingent convertible bonds and risk management in line with the D-SIB equity ratio (total equity ratio 11.5%, Tier 1 9.5%, C-Tier 1 8.0%) as well as the existing BIS equity ratio. However, investors should note that despite such efforts, there is still a risk that the Company’s capital adequacy may fail to meet such ratio as required by the government for capital control in the future.

F. Risks related to profitability of subsidiary engaging in card business

Woori Card Co., Ltd. accounts for approximately 10.01% (approximately KRW 72 billion) of the Company’s consolidated net income for the first quarter of 2021. Woori Card ranks second only to Woori Bank, and thus the performance of Woori Card affects the profitability and dividend income of the Company.

Korean credit card industry has undergone intensive restructuring since the credit card crisis in 2003 and is now in a mature stage. The profitability of Korean credit card industry is expected to decrease due to fiercer competition and downward adjustment of card fee rate of member stores that was made at the end of January 2019. Besides, given the stagnant growth of household income and the growth of household debts, the default ratio of card use charges may increase.

In 2021, use of credit cards is expected to increase thanks to the recovery of public consumption, while there are concerns about the fiercer competition in automobile finance/card loan services due to the deregulation of leverage and the worse soundness for vulnerable classes related to COVID-19.

Investors should note that deterioration of business profitability of Woori Card due to the above factors may give adverse effect to the financial condition of the Company on a consolidated basis.

G. Risk of profitability of subsidiary engaging in the merchant banking business

As of the end of the first quarter of 2021, Woori Investment Bank Co., Ltd. accounts for around 2.37% (approximately KRW 17 billion) of the Company’s consolidated net income. Competition has become fiercer in the merchant banking industry, which is the only financial industry permitting financial institutions to concurrently engage in other financial business activities, because more financial institutions are participating in this market. Accordingly, it is difficult for Woori Investment Bank to improve its profitability only based on spread between deposits and loans. Woori Investment Bank is trying to expand its business areas focusing on the IB business and to increase the portion of fee income. However, if Woori Investment Bank’s profitability deteriorates due to fiercer competition with other financial institutions and poor performance of new business, the profitability of the Company would be adversely affected thereby. Investors should keep this in mind.

H. Risks from contingent liabilities and commitments

Due to the nature of financial industry, to which the Company belongs, there may occur litigations and contingent liabilities in the course of business activities. If the amount of such litigations and contingent liabilities becomes large, it may give adverse effect not only to the performance of subsidiaries but also to that of the Company. As of the filing date of the SRS, there are outstanding payment guarantees, etc. of Woori Financial Group, which are related to pending litigations and business activities of its subsidiaries.

As of the end of the first quarter of 2021, there are 141 litigations brought by member companies of Woori Financial Group (total litigation value: KRW 323,528 million) and 485 litigations brought against member companies of Woori Financial Group (total litigation value: KRW 384,842 million). We cannot reasonably foresee the results of pending litigations, and the Company’s financial condition could be affected by the judgments thereof to certain extent. Besides, in connection with its consolidated business activities as of the end of the first quarter of 2021, Woori Financial Group has provided guarantees for fixed payments of KRW 7,186,752 million, unfixed payments of KRW 4,039,474 million, and commitments to purchase commercial papers of KRW 901,601 million. Investors should note that the Company’s reputation and profitability may be adversely affected by the results of such litigations, payment guarantees, etc.

I. Risks regarding legal regulation on financial holding companies

The Company is required to comply with such requirements as restrictions on capital contribution by financial holding companies under the Financial Holding Companies Act, restrictions on extending credit facilities to the same borrowers, the same companies and major investors and restricted acts of subsidiaries, etc. Investors should note that the said legal regulations may be applicable.

J. Matters related to including Woori Card., Ltd. as our wholly owned subsidiary after share exchange with Woori Card Co., Ltd.

The board of directors of the Company adopted a resolution to enter into a share exchange agreement with Woori Card Co., Ltd on June 21, 2019 to include it into a wholly owned subsidiary and take necessary steps in that regard. As a result, the Company acquired entire shares held by Woori Bank in Woori Card Co., Ltd. In consideration for the exchange, the Company delivered new issues of 42,123,377 shares (common shares) together with around 598.4 million won as grant to Woori Bank. Newly issued shares were listed as of September 26, 2019.

Capital expansion as a result of issuing new shares through share exchange improved part of the group management indicators (including double leverage ratio and debt ratio). However, the new shares issued for the exchange caused an increase of total number of outstanding shares which diluted the stake of existing shareholders. In addition, payment of grants reduced the total amount of cash and cash equivalents. It is necessary to exercise precaution in this regard.

K. Matters regarding Woori Investment Bank Co. Ltd.’s inclusion as the subsidiary of the Company and the completed paid-in capital increase

In order to include Woori Investment Bank Co., Ltd. as the subsidiary of the Company, the board of directors of the Company adopted a resolution on June 21, 2019 to purchase the shares of Woori Investment Bank Co., Ltd. held by Woori Bank, a subsidiary of the Company. As a result, the Company entered into the share purchase agreement (SPA) with Woori Bank, largest shareholder of Woori Investment Bank on June 21, 2019. On September 10, 2019, the Company acquired 403,404,538 Common shares of Woori Investment Bank held Woori Bank with an acquisition value of around KRW 392.8 billion under the agreement. With the acquisition, the largest shareholder of Woori Investment Bank was changed to the Company from Woori Bank (shareholding ratio: 59.83%). The acquisition of Woori Investment Bank’s position caused a decrease of cash and cash equivalents in the Company. Also, as Woori Investment Bank’s inclusion as a subsidiary of the Company increased the total investment amount, the double leverage ratio went up. Woori Investment Bank also adopted a resolution to proceed with paid-in capital increase in the form of public offering of forfeited shares after a allocating to existing shareholders in the amount of KRW 100 billion. On November 6, 2020, share issuance was completed and the issued shares were listed on November 7. As of the date of filing the Securities Registration Statement, the Company is the largest shareholder of Woori Investment Bank Co., Ltd. with a shareholding ratio of 58.70 percent. By joining this capital increase, cash and cash equivalent of the Company decreased, which requires due attention from Investors.

L. Risks involved in acquiring new companies

The board of directors of the Company adopted a resolution in March 2019 to take over Tongyang Asset Management Co., Ltd. and ABL asset management Co., Ltd. (formerly known as Allianz Asset Management) and also resolved to acquire the shares in Kukje Asset Trust Co., Ltd. in June 2019, the shares in Aju Capital Co., Ltd. in October 2020 and the shares in Woori Savings Bank Co., Ltd. in March 2021.

The (formerly known as) Tongyang Asset Management Co., Ltd. was then included as the subsidiary of the Company as of August 1, 2019 (ownership: 73%, acquisition amount: approximately KRW 122.4 billion) and changed its name as Woori Asset Management Corp. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on August 1, 2019).

The (formerly known as) ABL asset management Co., Ltd. became the subsidiary of the Company as of December 6, 2019 (ownership: 100%, acquisition amount: approximately KRW 33 billion) and changed its name as Woori Global Asset Management Co., Ltd. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on December 6, 2019).

On July 25, 2019, the Company entered into the share purchase agreement (SPA) to take over the ownership of (formerly known as) Kukje Asset Trust (renamed as Woori Asset Trust). The procedures for the inclusion of Woori Asset Trust as the subsidiary of the Company were completed on December 30, 2019 (ownership: 51%, acquisition amount: approximately KRW 224.2 billion). (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on December 30, 2019).

After that, the Company completed the procedure for including (formerly known as) Aju Capital (renamed as Woori Financial Capital) as the subsidiary of the Company on December 10, 2020 by exercising the preferential right to purchase held by Woori Bank, a subsidiary of the Company (ownership 74%, acquisition amount: approximately KRW 572.4 billion) in order to improve competitiveness as a comprehensive financial group. With that, (formerly known as) Aju Savings Bank (renamed as Woori Savings Bank Co., Ltd.), a wholly owned subsidiary of Aju Capital, became a sub-subsidiary of the Company. The process was completed on March 12, 2021. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on March 12, 2021).

The Company will continue to diversify its business structure. Investors should note that the difference in such fields as management, business areas and business cultures arising from the Company’s pursuit of new businesses and the strategy of strengthening non-banking sector may affect the Company’s business.

M. Risks related to the disposal of shares by the largest shareholder

The largest shareholder of the Company is the Korea Deposit Insurance Corporation, holding 110,159,443 shares (15.25%). The FSC has announced in a statement dated June 24, 2019 that the Korea Deposit Insurance Corporation would sell 18.3%, the remaining position it held in Woori Financial Group within three years. The said plan was postponed due to the economic fallout from COVID-19 outbreaks that began in 2020. However, the Korea Deposit Insurance Corporation sold off 14,445,354 shares out of its shareholding in Woori Financial Group on April 9, 2021 through off-hours block trading. Following the said plan, it is expected that the Korea Deposit Insurance Corporation will dispose of its position in Woori Financial Group on several occasions until 2022 for its complete privatization.

Details of the disposition of the largest shareholder’s position have yet to be determined. It is also hard to assess the prospect impact upon the group from the disposal of shares by the largest shareholder for now. While the Company is making efforts to minimize such impact by building a stable management system, investors should be aware of the potential volatility.

N. Reputation risks due to fund sales by the bank subsidiary

Financial markets both at home and abroad are faced with increasing volatility caused by the possibility of global economic downturn, U.S.-China trade dispute, COVID-19 and so on. In particular, there are growing concerns for the losses from fluctuating global interest rates amid uncertainties surrounding the world economy.

Increasing interest rate volatility has posed the possibility of losses on the part of investors as the derivative products linked to overseas interest rates have fallen below the barrier price. The FSS conducted a joint inspection on financial institutions including Woori Bank in August 2019, followed by another inspection later.

In that regard, the FSC convened the fourth regular meeting in March 2020 and passed a resolution to enforce the measures the FSS had suggested after conducting an inspection on KEB Hana Bank Co., Ltd. and Woori Bank in connection with the derivative-linked financial products (DLF). Woori Bank was ordered (i) partial suspension on its business (i.e., no further sales of PEFs) for six months along with penalty and sanctions for violating the obligation of delivering investment prospectus and the regulations on advertisement of PEFs, and (ii) sanction against management for violating the obligation to prepare the internal control standards (reprimand warning, etc.). An administrative litigation requesting cancellation of the sanction against management is now in progress, and such sanction is temporarily invalid by the relevant court. Also with respect to the imposition of penalty, Woori Bank raised an objection, for which a court’s summary trial is now in progress, but it is difficult to predict the outcome thereof. Therefore, investors should note that the reputation risks may exist and affect the business of the Company as a financial holding company.

The Lime Asset Management announced in October 2019 that it would suspend redemption services on ‘Pluto FI D-1’ and ‘Tethys 2’ due to difficulties in securing liquidity. As a result, the redemption of the fund sold by Woori Bank was also delayed. As for the Lime’s delay of fund redemption, the FSS announced ‘Interim Results of the Investigation on Lime Asset Management and Corresponding Strategy’ in February 2020. As of the end of March 2021, the volume of funds under Lime’s management sold by Woori Bank, a subsidiary of the Company, subject to delay of redemption was KRW 270.3 billion in 1,348 accounts. (Source: 1Q Report of Woori Bank)

In June 2020, a dispute settlement committee in the FSS admitted (i) mistake in 4 disputed contracts of Lime Trade Finance Fund, and cancellation of such 4 contract, and (ii) ordered Woori Bank, which sold such contracts, to return the full amount of disputed investment. In June 2020, according to such order, Woori Bank returned KRW 64.75 billion, the full amount of disputed investment.

Lime Asset Management Co., Ltd.’s license as financial investment business entity was canceled in December 2020 and the funds whose redemption was delayed were transferred to the WellBridge Asset Management Co., Ltd. which was co-established by the distributors. A dispute settlement committee in the FSS was convened in February 2021 to address incomplete sales by distributors. With respect to 2 disputed investments, the committee ordered Woori Bank to respectively compensate 78% and 68% of each investor’s loss, and in the range between 40% and 80% of each individual investor’s loss (or between 30% and 80% of each corporate investor’s loss) with respect to other contracts sold by Woori Bank. Woori Bank held a board meeting on March 15, 2021 to accept such order of the committee and to review such range of compensation, and is confirming the facts and proceeding with the compensation procedures. From April 20, 2021, Woori Bank began to pay the compensation to customers who agreed on such decision of the committee. The total amount of compensation (changeable depending on the compensation percentage for each customer) is estimated to be KRW 175 billion, of which KRW 47.2 billion has been paid as of June 21, 2021. In principle, compensation for damage related to sale of fund is made after the damage is confirmed by redemption or liquidation of the fund, but Woori Bank agreed on such compensation for damages before redemption or liquidation as proposed by the FSS and the convocation of the committee meeting to expedite procedures of compensation. According to such procedures of compensation, (i) any amount undeemed by the fund is regarded as the amount of damage and paid based on such compensation percentage as determined by the committee, and (ii) if the fund later redeems the investment amount, the seller of fund pays the investor any balance after deducting the paid compensation from the redeemable amount.

As for the estimates for the down-payment to be returned and indemnification for loss that Woori Bank may have to pay as a result of dispute settlement by FSS regarding the losses on the part of the customers due to delayed fund redemption by Lime Asset Management, Woori Bank determined to deem the best estimates for the disbursement as provisions required to perform its obligation. As of the end of March 2021, Woori Bank recognized KRW 106.8 billion as estimated liabilities for the above dispute and KRW 114.5 billion as advance payment. (Source: 2021 1Q Report of Woori Bank)

In relation to the above dispute, in January 2021, the Seoul Southern District Prosecutors’ Office indicted Daishin Securities and Shinhan Financial Investment for fraudulent transactions and unfair solicitation under the FISCMA, and additionally indicted KB Securities in June 2021. Woori Bank is also under investigation by the Seoul Southern District Prosecutors’ Office, but has not been indicated.

In connection with the above disputes, at its third meeting held on April 8, 2021, a sanction review committee in the FSS ordered against Woori Bank (i) partial suspension on its business (i.e., no further sales of PEFs) for three months along with penalty for incomplete sales, and (ii) sanction against former management (reprimand warning, etc.). Such sanctions will be finally determined by the regular meeting of the FSC after review of the Securities and Futures Commission, etc., and may have a negative impact on the Group’s overall reputation. Investors should note that if any warning to institution or more serious sanction is finally determined against Woori Bank, it may have a negative impact on growth potential and profitability of Woori Bank, such as restriction on the entry into new business that requires approval from the financial authorities during the next one year.

Investors should note that the current situation related to its subsidiary bank may adversely affect the Company’s reputation in relation to it retail finance services provided to individual customers.

O. Risk of potential debt reclassification by the International Accounting Standards Board (IASB) for amortization-type contingency capital securities (hybrid capital securities)

The International Accounting Standards Board (IASB) presently seeks to amend the IAS32 Financial Instruments. Under the plan, amortization-type contingent capital securities (hybrid capital securities) are likely to be reclassified into liabilities.

As of the submission date of the SRS, the amount of the amortization-type contingency capital securities (hybrid capital securities) in the Company is KRW 2,095.4 billion. In the case of Woori Bank, a subsidiary of the Company, the book value of the contingent capital securities (hybrid capital securities) classified into capital is around KRW 3,405.1 billion. If the value of the amortization-type contingent capital securities (hybrid capital securities) of Woori Bank, amounting to around KRW 3,405.1 billion, and the total value of the amortization-type contingent capital securities (hybrid capital securities) issued by the Company in July and October 2019, February, June, October 2020 and April 2021, amounting to KRW 2,095.4 billion, are reclassified into liabilities in the future, the total amount of consolidated debt of the Company will increase to KRW 394,426.6 billion from KRW 388,926.1 billion as of the end of 1Q in 2021, an increase of 1.41%. The debt ratio on a consolidation basis may increase by 388.48 percentage point to 1,819.5% from 1,431.02% as of the end of 1Q in 2021. In addition, the amount of consolidated debt of Woori Bank will increase by 0.93% to KRW 369,788.8 billion from KRW 366,382.9 billion as of the end of 1Q in 2021. The debt ratio on a consolidation basis may increase by 282.43 percentage point to 1,844.92% from 1,562.49% as of the end of 1Q in 2021 (Any effects from exchange rate fluctuation are not reflected in reclassifying debts). Investors should be aware of such aspects.

P. Risks from Covid-19 outbreaks

Concerns over the influence from Covid-19 have spread across the world beyond Asia and the pandemic (outbreak of an infectious disease across the world) risk is affecting the prospects of global economy. Since it is impossible to predict actual impacts on the economic recovery and the stock markets, investors should note that the contraction in consumption and investment from economic slowdown may last longer than expected.

Woori Financial Capital Co., Ltd.

A. Risks from uneven business structure which is vulnerable to economic fluctuation

The profit structure of Woori Financial Capital is focused on auto financing and individual and general loans based on specialized credit financial business. As of the end of 1Q of 2021 the portion of the auto financing assets accounted for more than half of the entire assets, indicating its heavy reliance on auto financing assets. Such a profit structure may prove vulnerable to economic fluctuation or changes of conditions in the industry.

B. Risks related to asset quality and economic fluctuation

Considering the industrial aspect of specialized credit financial business, which is largely affected by economic fluctuation, it would be worth paying attention to the trend of asset quality of Woori Financial Capital amid economic downturn, etc. Woori Financial Capital has shown good asset quality in terms of mainly auto financing assets. However, burdens on asset quality may increase if economic recovery is delayed, which requires a constant attention from investors.

C. Risks from the possibility of becoming bad debts

Woori Financial Capital has set aside provisions for bad debts, but it may suffer additional losses the collection of receivables is not made as expected.

D. Risks from financing as a specialized credit financial company

Woori Financial Capital is a specialized credit financial company without a base of deposit. Accordingly, its financing structure is completely dependent upon the capital market and is likely to be exposed to risks from abrupt business fluctuations. Increasing financing costs following market interest hikes may affect the profitability of Woori Financial Capital adversely.

E. Risk relating to collecting and holding private information

Woori Financial Capital inevitably collects and holds private information in its capacity as a financial institution conducting such businesses as installment financing and leasing. Any incidents involving information security such as private information leakage, as was the case in the past, may bring about sanctions by regulatory authority as well as civil and/or criminal responsibilities. To prevent such incidents from occurring, Woori Financial Capital has secured safety and security of the information it retains through private information protection system. However, the Company cannot exclude completely the possibility of being exposed to security-related incidents including private information leakage.

F. Risks related to the change of largest shareholder

Woori Financial Group entered into a share transfer agreement in October 2020 under which it purchased 42,605,000 shares (shareholding ratio: 74.04%) in Woori Financial Capital held by Well to Sea at the amount of KRW 572.3 billion, in accordance with the preferential right to purchase held by Woori Bank, a subsidiary of Woori Financial Group. On December 10, 2020, Woori Financial Group became the largest shareholder by ultimately acquiring 74.04% of the shares of Woori Financial Capital. With Woori Financial Capital’s inclusion into Woori Financial Group, the Company expects some positive effects including enhanced synergies in the group. It is required, however, to continue to monitor the potential effect of the changed largest shareholder to the fundamentals of Woori Financial Capital. Investors should pay special attention in this regard and review sufficiently before making an investment decision.

G. Risks Related to Take-Over and Sell-Off of Woori Savings Bank Co., Ltd.

Woori Financial Capital took over 100% of the shares of Woori Savings Bank Co., Ltd. previously to diversify its business portfolio. After the inclusion of Woori Savings Bank Co., Ltd. into the Woori Financial Group, Woori Financial Capital sold off the shares of Woori Savings Bank Co., Ltd. to Woori Financial Group Inc. on March 12, 2021 with an aim to comply with Article 19(1) of the Financial Holding Companies Act (the “FHCA”) and enhance management efficiency (See related disclosure ‘Decision on the disposal of the shares and subscription certificates issued by other corporation on March 5, 2021’), which requires investors’ attention.

Other Risks

A. Risks from share price volatility of Woori Financial Group

The share price volatility of Woori Financial Group may increase due to various reasons. Investors should note that the share price of Woori Financial Group may change as a result of issuing new shares for the exchange of the Shares. Once the exchange of the Shares is completed, a registered common share of Woori Financial Capital is converted to 1.0567393 registered common share of Woori Financial Group. As the share exchange ratio is fixed without any additional modification to reflect price changes of the shares of Woori Financial Group and Woori Financial Capital, there are risks of share price volatility in connection with the shares of Woori Financial Group which the shareholders of Woori Financial Capital receive as a result of share exchange. Furthermore, as the new issues allocated to the treasury shares acquired as a result of appraisal right must be disposed of later to comply with the obligation of the disposal thereof, investors should note that it would also contribute to the share price volatility.

B. Risks related to suspension of old share certificates of Woori Financial Capital

The deadline for submitting old share certificates for the common shares of Woori Financial Capital, which will be a fully owned subsidiary, is scheduled to be August 9, 2021. Investors of Woori Financial Capital should note that transaction of the common shares of Woori Financial Capital will be suspended from August 6 to August 26, 2021 which is one day prior to the date on which transactions of the certificates of exchanged shares (common shares of Woori Financial Group) become possible.

C. Possibility of changes in legal and regulatory environment

Woori Financial Group and its subsidiaries conduct businesses in a legal and regulatory environment that is subject change. They are also subject to penalties and other regulatory dispositions for any violation of applicable regulations.

D. Standards for Management & Supervision at KRX being tightened

The standards for management and supervision applicable to Woori Financial Group and other similar listed corporation have been tightened recently. If Woori Financial Group violates the listing regulation or any other applicable regulations, it may be subject to sanctions including suspension of trading, designation as administrative issue, listing maintenance review and delisting by KRX.

E. Possibility of correction during the review of disclosure

This SRS, (preliminary) Prospectus and other accompanying documents are subject to partial change in the course of reviewing the relevant disclosure. If such changes are about the main points closely related to investment decision, they may cause some setbacks in the schedule. The schedule may also be changed in the course of business with related authorities. Accordingly, Investors should constantly check the progress.

F. Investment decisions and results are attributed to investors

Investors should not solely rely on the information on the risk factors provided above but use their own independent judgment in making investments. In addition, the fact that the SRS becomes effective does not necessarily acknowledge that the descriptions therein are true or correct nor guarantee or authorize the value of the Securities.

G. Regarding tax on share exchange

Investors should note that the Share Exchange comes under the over-the-counter trading (including the shareholders exercising appraisal right) and is thus subject to payments of income tax and securities transaction tax (0.43%). With the amended Income Tax Act that became effective in 2018, however, individual minority shareholders who are residents may be exempt from income tax on capital gains from share exchange and appraisal rights exercise.

The Share Exchange does not meet the requirements for continuity of shares under Article 38 of the Restriction of Special Taxation Act and thus is not a qualified comprehensive exchange. Therefore, the Share Exchange is not subject to Article 38 of the Restriction of Special Taxation Act.

H. Regarding shares with mutual ownership without voting rights

It should be noted that the shares which Woori Financial Capital, a subsidiary, receives in connection with the treasury shares acquired as a result of exercising appraisal rights by the shareholders dissenting from the Share Exchange are the shares in mutual ownership prescribed in Article 369(3) of the Commercial Act and thus do not have voting rights.

I. Risks related to Small-Scale Share Exchange / Simplified Share Exchange

The shares newly issued to Woori Financial Capital by Woori Financial Group with a view to exchange shares meet the requirements for small-scale share exchange prescribed under Article 360(1) of the Commercial Act because they represent 0.8% of the Total issued shares of Woori Financial Group. The exception for small-scale share exchange allows the approval of the general meeting of shareholders to substitute for the approval of the board resolution for the purpose of approval of share exchange. As such, the shareholders of Woori Financial Group are not granted appraisal right.

In the case of Woori Financial Capital, share exchange proceeds following the Simplified Share Exchange procedures pursuant to Article 360-9 of the Commercial Act. In December, Woori Financial Group became the largest shareholder of Woori Financial Capital by acquiring 42,605,000 shares (74.04%) therein from WelltoSea Investment Purpose Company No. 3. Thereafter, Woori Financial Group additionally acquired 7,395,000 shares (12.85%) of Woori Financial Capital from Aju Corporation, the second largest shareholder, in April 2021 and 2,064,059 treasury shares (3.59%) from Woori Financial Capital in May 2021, thereby causing its shareholding ratio to be 86.89% and 90.47% respectively. Accordingly, Woori Financial Capital, which becomes a wholly owned subsidiary, satisfies the requirements for simplified share exchange under Article 360-9 of the Commercial Act. It should be noted that the Simplified Share Exchange does not prohibit dissenting shareholders from exercising their appraisal right. It should also be noted that if the number of the shares eligible for appraisal right reaches a considerable level, it will increase the costs of share exchange and may reduce the capital of Woori Financial Capital, threatening to aggravate its financial conditions.

J. Risks related to de-listing Woori Financial Capital

Woori Financial Group is a KOSPI listed corporation in the securities market as of the submission date of the SRS and will continue to maintain the status after the comprehensive share exchange. Woori Financial Capital, which becomes a wholly owned subsidiary after the comprehensive share exchange, will be delisted on August 27, 2021 pursuant to the KOSPI Market Listing Regulation. The scheduled date for delisting, however, is currently the expected date as of disclosure and may be changed by consultation with relevant authorities. Investors who receive common shares of Woori Financial Group through a comprehensive share exchange before delisting of Woori Financial Capital or dissent from the comprehensive share exchange will receive cash (share purchase price as a result of exercising appraisal rights) by exercising appraisal rights. Please note that investors will have an opportunity to recover their investments before the date of delisting.

K. Risks related to disposal of fractional shares

The shares of Woori Financial Capital held by the shareholders listed on the register of shareholders of Woori Financial Capital, which will become a wholly owned subsidiary, as of the Share Exchange Date (expected to be at 00:00 a.m. on August 10, 2021) excluding Woori Financial Group (but including Woori Financial Capital itself for the treasury shares that Woori Financial Capital acquired due to the exercise of the appraisal rights of its shareholders opposing to the Share Exchange, hereinafter the “shareholders subject to share exchange”) shall be transferred to Woori Financial Group on the Share Exchange Date. In return for this exchange, Woori Financial Group shall allot a total of 5,792,866 newly issued common shares to the shareholders subject to share exchange at the exchange ratio of one common share of Woori Financial Capital (par value KRW 5,000) to 1.0567393 common shares of Woori Financial Group (par value KRW 5,000).

If a fractional share, which is less than one whole share, arises as Woori Financial Group allots its shares to the shareholders subject to share exchange according to the above exchange ratio, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX Securities Market) within one month from the Share Exchange Date. As such, investors should note that the amount paid to them in lieu of fractional shares in the transaction concerned may be affected by the closing price on the listing date of new shares.

L. Risks related to interim dividends by Woori Financial Group

Woori Financial Group, which will be the wholly-owning parent company through the Share Exchange, set a record date for interim dividends pursuant to its articles of incorporation at a meeting of its board of directors held on July 2, 2021, and the record date is July 30, 2021. According to the interpretation of the Commercial Act, the ceiling amount of such dividends must be specified in the Share Exchange Agreement. The parties to the Share Exchange Agreement determined the “limit prescribed by Article 462-3(2) of the Commercial Act (approximately KRW 245 billion)” as such ceiling amount when they executed an amendment to the Share Exchange Agreement (the “Amendment Agreement”) on July 2, 2021.

However, the actual implementation and amount of interim dividends will be determined by the board of directors of Woori Financial Group Inc. in comprehensive consideration of capital adequacy, etc. of Woori Financial Group. That is, the implementation of such interim dividends has not been finally determined, and the ceiling amount thereof stated in the Amendment Agreement is not the amount expected to be paid as interim dividend, but is the ceiling amount calculated in accordance with Article 462-3(2) of the Commercial Act.

Further, in the case of implementation by Woori Financial Group of interim dividends, such interim dividends will be paid to its shareholders named on the register of shareholders as of July 30, 2021, the record date for interim dividend set by the board of directors of Woori Financial Group. The Share Exchange is to be made on August 10, 2021, and thus the shareholders of Woori Financial Capital, who will be issued new shares of Woori Financial Group according to the Share Exchange, are not entitled to receive such interim dividends. Investors should keep this in mind.

Merger and Investment Risks

1. Risk Factors related to the Conditions for the Successful Share Exchange

A. Risks concerning the board of directors (substituting a general meeting of shareholders)

Woori Financial Group, which becomes the wholly owning parent company, meets the requirements for small-scale share exchange under Article 360-10 of the Commercial Act; hence, Woori Financial Group intends to carry out the Share Exchange in accordance with the procedures of the small-scale share exchange thereunder. Meanwhile, Woori Financial Capital, which becomes a wholly owned subsidiary, satisfies the requirements for simplified share exchange under Article 360-9 of the Commercial Act. Accordingly, Woori Financial Capital intends to carry out the Share Exchange in accordance with the procedures of the simplified share exchange thereunder. With regard to the Share Exchange, the approval of a general meeting of shareholders of both Woori Financial Group and Woori Financial Capital shall be substituted by the approval of their respective board of directors.

However, in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies his/her intent to oppose to the small-scale share exchange, the approval of its board of directors can no longer replace the approval of its general meeting of shareholders, which may constitute a reason for the contract cancellation or amendment under the Share Exchange Agreement. Moreover, if a party wishes to follow the procedures for common share exchange and get the approval of a general meeting of shareholders for the Share Exchange, but if the item on the approval of the Share Exchange is rejected at the said meeting, the entire Share Exchange may founder. Investors should be aware of this risk.

As of the filing date of this amended SRS (June 22, 2021), the period of receiving any notice of dissenting to a small-scale share exchange (June 9, 2021 ~ June 16, 2021) has expired. Since the number of shares held by the shareholders, who have given such dissenting notice, is less than 20/100 of the total number of issued shares, the Share Exchange will proceed according to the procedure of small-scale share exchange as proposed.

B. Risk concerning the amendment, cancellation, and invalidation of the Share Exchange Agreement

According to the Share Exchange Agreement between Woori Financial Group and Woori Financial Capital, if any of the following occurs, the Agreement may lose effect retrospectively, or may be changed or cancelled by written agreement of the parties.

Under Article 9 (Effective Date of the Agreement), if the item on the approval of the Agreement is rejected at the board of directors meeting of either Woori Financial Group or Woori Financial Capital, the Agreement may lose effect retrospectively without any action of the Parties. Also, the Parties may amend or cancel the Agreement pursuant to Article 10 (Amendment and Cancellation of the Agreement).

As the Share Exchange is carried out with the approval of the board of directors in lieu of the approval of the general meeting of shareholders, it is deemed less likely that the Share Exchange Agreement will be cancelled. However, please note that it is difficult to completely rule out the possibility of the cancellation due to a variety of reasons, including but not limited to a natural disaster, and other significant changes in the property and business of the Parties.

C. Risk concerning the purchase price for dissenting shareholders being lower than the trading price

The purchase price for dissenting shareholders of Woori Financial Capital in relation to the Share Exchange is KRW 11,539. Also, the closing price of the common shares of Woori Financial Capital on the stock exchanges on June 10, 2021, which is the day prior to the filing of the SRS, was KRW 11,800. Please be advised that the shareholders who exercise their appraisal rights may sustain financial disadvantages if the purchase price for dissenting shareholders is lower than the actual trading price of the shares of Woori Financial Capital.

D. Risk concerning the worse financial standing due to excessive appraisal rights

The shareholders of Woori Financial Group are not granted the appraisal rights because the Share Exchange constitutes a small-scale share exchange while the dissenting shareholders of Woori Financial Capital are granted the appraisal rights. Please note that if the number of shares subject to the appraisal rights reaches a level that may incur financial burden on Woori Financial Capital, the share exchange cost recognition and capital reduction as a result thereof may have a negative impact on the financial standing of Woori Financial Capital.

E. Risk concerning suits filed by minority shareholders

It is possible that some minority shareholders of the companies that will go through the Share Exchange will file a lawsuit seeking nullification of the Share Exchange on the basis of any procedural fault or unfair exchange ratio. Since the ratio of the Share Exchange was calculated in due compliance with the relevant statutes, and the procedure for the Share Exchange complies with the provisions stipulated in the relevant statutes, such as the Commercial Act, the possibility for the court to nullify the Share Exchange is deemed low. However, please be advised that it is difficult to completely rule out the possibility of a lawsuit being filed in relation to the Share Exchange.

F. Possibility of a separate agreement for the Share Exchange

Woori Financial Group and Woori Financial Capital may enter into a separate agreement on the matters that require further agreement for the Share Exchange, and such separate agreement shall be considered as part of the Agreement. After the execution of the Share Exchange Agreement, Woori Financial Group set a record date for interim dividends pursuant to its articles of incorporation at a meeting of its board of directors held on July 2, 2021, and the record date is July 30, 2021. According to the interpretation of the Commercial Act, the ceiling amount of such dividends must be specified in the Share Exchange Agreement. The parties to the Share Exchange Agreement determined the “limit prescribed by Article 462-3(2) of the Commercial Act (approximately KRW 245 billion)” as such ceiling amount when they executed an amendment to the Share Exchange Agreement on July 2, 2021. Investors should keep this in mind.

2. Listing of New Shares of the Wholly Owning Parent Company to Be Issued as a Result of the Share Exchange & Delisting of the Wholly Owned Subsidiary

A. Expected listing date of the new shares

The listing of exchanged new shares is scheduled to be on August 27, 2021. (However, it is subject to change based on consultation with relevant agencies.)

•   Share Exchange Date: August 10, 2021

•   Expected listing date: August 27, 2021

B. Delisting of the company becoming a wholly owned subsidiary following the share exchange

Woori Financial Capital, which is a listed company and will become a wholly owned subsidiary, is scheduled to be delisted on August 27, 2021 according to the securities market listing regulations. However, this date is only an estimated date as of the disclosure and is subject to change based on consultation with relevant agencies.

Note: The investment risk factors described above are a summary of the investment risk factors set forth in this Prospectus and do not reflect the only risks facing Woori Financial Group Inc. or Woori Financial Capital Co., Ltd. Additional risks not described herein may have a material adverse effect on Woori Financial Group Inc. or Woori Financial Capital Co., Ltd., their business, financial condition, results of operations or growth prospects. Investors should consider all of the information set forth in this Prospectus, including Section I. Summary of Comprehensive Share Exchange – VI. Investment Risk Factors.

II. FORM

Form                    Comprehensive share exchange

III. SCHEDULE OF MAJOR EVENTS

	Resolution of the board of directors	May 21, 2021
	Date of share exchange agreement	June 4, 2021
	Record Date	June 7, 2021
	Approval of the shareholders meeting	n/a
Appraisal right exercise period and share purchase price upon exercise of appraisal rights	Start date	July 23, 2021
	End date	August 2, 2021
	Share purchase price suggested by Woori Financial Capital	KRW11,539
	Major events for Woori Financial Group Resolution of the board of directors approving the share exchange agreement Date of share exchange agreement	May 21, 2021 June 4, 2021
	Record Date Public notice of small-scale share exchange Period to receive shareholders’ dissenting opinions to the small-scale share exchange	June 7, 2021 June 9, 2021 June 9, 2021 ~ June 16, 2021
	Board meeting substituting a general meeting of shareholders on the approval of the share exchange	July 23, 2021
	Date of the share exchange Expected date to deliver the new shares Expected date to list the new shares	August 10, 2021 August 27, 2021 August 27, 2021

Major events for Woori Financial Capital

Resolution of the board of directors approving the share exchange agreement

Date of share exchange agreement

Record Date

Public notice of simplified share exchange

Period to receive shareholders’ dissenting opinions to the simplified share exchange

May 21, 2021 June 4, 2021 June 7, 2021 June 9, 2021 June 9, 2021 ~ July 22, 2021
	Board meeting substituting a general meeting of shareholders on the approval of the share exchange	July 23, 2021
	Appraisal right exercise period	July 23, 2021 ~ August 2, 2021
	Public notice of invalidation of share certificates and submission of old share certificates	August 3, 2021
	Period of trading suspension of Woori Financial Capital	August 6, 2021 ~ August 26, 2021

Expected date of share purchase payment upon exercise of the appraisal rights

Expected end date of period of submitting old share certificates

Date of the share exchange

Expected date to delist the shares

August 6, 2021 August 9, 2021 August 10, 2021 August 27, 2021

Note 1) With regard to the Share Exchange, Woori Financial Group and Woori Financial Capital will only need the approval of the board of directors instead of the approval of a general meeting of shareholders because the exchange will take the form of (in case of Woori Financial Group) a small-scale share exchange and (in case of Woori Financial Capital) a simplified share exchange. The shareholders of Woori Financial Group will not be granted the appraisal rights.

Note 2) Pursuant to Article 360-10(5) of the Commercial Act and Article 62-2(2) of the FHCA, in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies Woori Financial Group in writing of his/her intent to oppose to the small-scale share exchange within seven days from the date of a public notice to the shareholders of such small-scale share exchange, Woori Finance Holdings may no longer be able to carry out the small-scale share exchange.

Note 3) The “appraisal right exercise period and share purchase price upon exercise of appraisal rights” mentioned in the above table is the schedule applicable only to Woori Financial Capital, and only the shareholder of Woori Financial Capital who notified its dissenting opinion to the simplified share exchange during the period from June 9, 201 to July 22, 2021 may exercise such appraisal rights

Note 4) The schedule above is effective as of the date of this SRS, but may be subject to change due to amendment or correction of the SRS during the review of the regulator. The above schedule may be changed by the representative directors of Woori Financial Group and Woori Financial Capital as delegated by the board of directors of Woori Financial Group and Woori Financial Capital and the Share Exchange Agreement due to the review of or discussion with the regulator or the agreement between Woori Financial Group and Woori Financial Capital.

Note 5) As of September 16, 2019, the enforcement date of the Act on Electronic Registration of Stocks, Bonds, Etc., the share certificates of Woori Finance Holdings and Woori Financial Capital, both being listed companies, became null and void and were converted into electronically registered shares. This means that the shareholders of Woori Financial Capital do not need to submit their physical share certificates during the period of submitting old share certificates, and the new shares issued by Woori Finance Holdings following the Share Exchange will be electronically registered to the shareholders of Woori Financial Capital. There is no plan to issue physical share certificates.

IV. APPRAISAL AND ALLOTMENT OF NEW SHARES

(Unit: KRW, share)

Share exchange ratio	Woori Financial Group : Woori Financial Capital = 1 : 1.0567393
External appraisal agency	n/a
Shares to be issued by Woori Financial Group in consideration of share exchange	Type	Number	Par value	Offering(issue) price per share	Total Offering(issue) amount
	Registered common shares	5,792,866	5,000	11,044	63,976,412,104
Cash to be paid by Woori Financial Group in consideration of share exchange	No cash will be paid by Woori Financial Group other than payment to fractional shares arising from the share exchange

Note 1) Pursuant to Article 176-6(3) of the Enforcement Decree of the FSCMA, this share exchange does not require appraisal by an external appraisal agency.

Note 2) Woori Financial Group has no plan to deliver its existing treasury shares to the shareholders of Woori Financial Capital.

V. SUMMARY OF THE PARTIES TO THE COMREHENSIVE SHARE EXCHANGE

(Unit: million KRW, share)

Company name		Woori Financial Group Inc.	Woori Financial Capital Co., Ltd.
Classification		Parent Company	Wholly-owned subsidiary
Total number of issued shares	Common shares	722,267,683	57,545,890
	Preferred shares	—	—
Total assets		23,232,816	8,242,105
Share capital		3,611,338	287,729

Note 1) Total number of shares issued are as of the dare of this SRS. The total assets and total amount of share capital are based on the separate financial statements as of the end of the first quarter in 2021.

Note 2) Total assets of Woori Financial Group Inc. and Woori Financial Capital Co., Ltd. based on the consolidated financial statements as of as of the end of the first quarter in 2021 are KRW 416,104,384 million and 8,242,006 million respectively.

VI. OTHER MATTERS

[Report for major event]	Please refer to ‘Report for major event (comprehensive share exchange)’ dated May 21, 2021
[Other]	Please also refer to the report for major event of Woori Financial Capital which will become the wholly-owned subsidiary of Woori Financial Group upon this comprehensive share exchange publicly disclosed electronically on May 21, 2021.

SECTION 1. SUMMARY OF COMPREHENSIVE SHARE EXCHANGE

I. GENERAL ASPECTS OF COMPREHENSIVE SHARE EXCHANGE

1. Purpose of Share Exchange

A. Parties and Background of Share Exchange

(1) Overview of the Parties to Share Exchange

Company becoming the wholly owning parent company	Name	Woori Financial Group Inc.
	Address	51, Sogong-ro, Jung-gu, Seoul
	Representative Director	Tae-Seung Son
	Corporate Type	KOSPI listed corporation

Company becoming a wholly owned subsidiary	Name	Woori Financial Capital Co., Ltd.
	Address	239, Daedeok-daero, Seo-gu, Daejeon
	Representative Director	Kyong-Hoon Park
	Corporate Type	KOSPI listed corporation

(2) Background of the Share Exchange

Woori Financial Group established a financial holding company in January 2019 to provide comprehensive financial services. It was to preemptively respond to the risks expected in Korean banking industry, such as growing economic uncertainty at home and abroad, and possibility of a higher credit risk due to accumulated domestic household debts, and to the changing business environment in the sector resulting from expansion of Fintech and launch of direct banks. Accordingly, Woori Financial Group Inc. (“Woori Financial Group”) was established pursuant to the comprehensive share transfer under the Commercial Act, whereby Woori Bank and five subsidiaries of Woori Bank (i.e., Woori FIS Co., Ltd., Woori Financial Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd.) transferred all of their shares to Woori Financial Group. In addition, in the same year, Woori Financial Group incorporated Woori Card Co., Ltd., one of its sub-subsidiaries, into a wholly owned subsidiary through a comprehensive share exchange and incorporated Woori Investment Bank Co., Ltd. as a subsidiary. Furthermore, in 2019, it took over Woori Asset Management Corp., Woori Global Asset Management Co., Ltd., and Woori Asset Trust, Ltd., pushing for early settlement of the holding company system and expansion of its business portfolio.

In the second half of 2020, Woori Financial Group incorporated Aju Capital (currently known as Woori Financial Capital Co., Ltd., hereinafter “Woori Financial Capital”) as a subsidiary by acquiring 74.04% of its shares in order to strengthen its non-banking business portfolio and maximize synergy between the group’s subsidiaries. Then, Woori Financial Group actively supported the business activities of Woori Financial Capital, thereby contributing to improving the profitability and increasing net assets of Woori Financial Capital, and increased its shareholding ratio in Woori Financial Capital, thereby promoting management efficiency and stabilization. However, as for the reason why Woori Financial Group has not made Woori Financial Capital its wholly owned subsidiary, it is deemed that there are some limitations in terms of management efficiency because the shareholders with different interests need to be persuaded.

Thus, we have determined that it is necessary to acquire 100% of the shares of Woori Financial Capital and incorporate it as a wholly owned subsidiary in order to ensure a more stable and efficient management system, and we hereby have agreed to execute this share exchange (the “Share Exchange”).

[Need for Incorporation as Wholly Owned Subsidiary & Expected Outcomes]

1. Ensure business management efficiency

(1) Secure management synergy between parent and subsidiary

(2) Improve the speed of management activities by unifying shareholders

(3) Ensure efficiency of internal decision-making process

2. Establish long-term policies

(1) Easy to establish consistent policies within the group

(2) Easy to pursue long-term strategies

3. Improve management indices

(1) Improve the parent company’s stability indices & Expand room for additional capital investment

•	Improve double leverage ratio and debt ratio (the effect of a paid-in capital increase in case of share exchange)

•	Increase the net income of the controlling shareholders

4. Ensure effective asset management

(1) Possibility to increase subsidiary’s capital ratio and secure growth engines through timely capitalization

•	Quick and simple decision making and such process for a paid-in capital increase in case of a wholly owned subsidiary

5. Reduce costs and risks

(1) Possibility to reduce costs and risks related to the management of minority shareholders

The incorporation of Woori Financial Capital, which is a major subsidiary in the non-banking sector of Woori Financial Group, as a wholly owned subsidiary is expected to contribute to the stability and maturity of the system of Woori Financial Group as a holding company and to the increase of enterprise value based on Woori Financial Capital’s higher market competitiveness and stronger synergy between the subsidiaries. Our goal is to establish such stable and efficient financial holding company system, thereby actively entering new businesses and expanding to the global market, promoting a comprehensive growth between the banking and non-banking sectors to diversify the financial business portfolio, and securing a more competitive business structure compared to other financial holding companies. We have conducted this comprehensive share exchange because it is deemed to improve shareholder value and enterprise value.

(3) Backdoor Listing

N/A

B. Major Impacts and Effects on the Company’s Management, Finance, and Sales, Etc.

(1) Impacts and Effects on the Company’s Management

Woori Financial Group will issue new shares to the applicable shareholders of Woori Financial Capital in return for the share exchange. Accordingly, the shareholding ratio of the existing shareholders of Woori Financial Group may be diluted according to the share exchange ratio. However, the Share Exchange will not result in any change of control related to the governance structure, and both Woori Financial Group and Woori Financial Capital will remain independent surviving entities. In addition, Woori Financial Group, which will become the wholly owning parent company after the Share Exchange, will continue to be a listed company while Woori Financial Capital, or a wholly owned subsidiary, will be changed to an unlisted company.

Moreover, under the comprehensive share exchange agreement, the term of office of the directors of Woori Financial Group and the members of the Audit Committee thereof who took office prior to the Share Exchange will continue to serve as previously agreed, notwithstanding Article 360-13 of the Commercial Act. No director will be newly appointed as a result of the Share Exchange.

(2) Major Impacts and Effects on the Company’s Finance and Sales, Etc.

As new shares are issued as a result of the Share Exchange, Woori Financial Group will have an increased equity. Consequently, capital expansion and improvement of some of the group’s management indices (ROE, double leverage ratio, debt ratio, etc.) may be expected. Also, as Woori Financial Capital becomes a wholly owned subsidiary, the net income of the controlling shareholders may increase. Lastly, the Share Exchange is expected to reinforce the group’s competitiveness as a comprehensive financial group, by, for instance, implementing the group’s growth strategy based on the expansion of the non-banking sector.

Woori Financial Capital will only have changes in shareholder composition without any change in assets or liabilities, and it is expected to have improved management efficiency, an increased credit rating, and a higher competitiveness in sales. Moreover, upon the completion of the Share Exchange, Woori Financial Capital becomes a wholly owned subsidiary of Woori Financial Group; hence, it is deemed that Woori Financial Capital will be able to improve management efficiency and increase capital in a timely manner. Furthermore, the Share Exchange will reduce business resources to manage minority shareholders. Taking all these into consideration, Woori Financial Capital is expected to play a leading role in ensuring the group’s stable growth in the non-banking finance sector in the future.

Once the Share Exchange is completed, Woori Financial Capital becomes a wholly owned subsidiary of Woori Financial Group. For additional information on the impacts and effects on the finance of Woori Financial Group, please refer to IX. Other Matters Necessary for Investor Protection – 3. Company’s Equity Change After the Share Exchange and 6. Balance Sheet After the Comprehensive Share Exchange, Etc. of these Securities Registration Statements (“SRS”).

(3) Plans for the Company’s Future Reorganization

After its acquisition of controlling shares (74.04%) of Woori Financial Capital in December 2020, Woori Financial Group additionally acquired the shares (12.85%) of Woori Financial Capital from Aju Corporation, the second largest shareholder, in April 2021 and the treasury shares (3.59%) from Woori Financial Capital, to make Woori Financial Capital as its wholly owned subsidiary.

As of the filing date of the SRS, Woori Financial Group holds 90.47% of the shares of Woori Financial Capital. Woori Financial Group entered into the comprehensive share exchange agreement with Woori Financial Capital on June 4, 2021 as part of its effort to improve management efficiency and reinforce the non-banking sector, and it intends to incorporate Woori Financial Capital as a wholly owned subsidiary through this Share Exchange process.

Through the transaction concerned, Woori Financial Group intends to increase management efficiency and enhance shareholder value by strengthening unity and synergy within the Group. Woori Financial Group will continue its strategies for effective management to strengthen the competitiveness of subsidiaries, establish strategies to enhance group value, and expand non-banking business portfolios.

As of the filing date of the SRS, nothing has been decided specifically in relation to the business reorganization after the completion of the Share Exchange, such as a merger with another company. If any additional reorganization occurs, such as an M&A with another subsidiary within the group, a separate disclosure will be made to inform the investors.

2. Overview of the Other Party to the Share Exchange

A. Outlook of the Other Party

(1) Overview of the Other Party

Classification	Detail
Name	Woori Financial Capital Co., Ltd.
Date of establishment	February 21, 1994
Address	239, Daedeok-daero, Seo-gu, Daejeon
Telephone	1544-8600
Website	https://www.woorifcapital.com/
Main business	Installment financing business, lease financing business

(2) Current Status of Executives and Employees

1) Executives

(As of June 11, 2021)	(Unit: Shares)

Name	Sex	Date of Birth	Position	Registered Executive (Y/N)	Full- time (Y/N)	Responsibilities	Major Career Background	No. of Shares Held		Relationship with the Largest Shareholder	Term in Office	Expiration of Term of Office
								Voting Shares	Non-Voting Shares
Kyong-Hoon Park	M	Dec. 1962	Representative Director	Y	Y	General affairs, Member of the Executive Candidate Recommendation Committee	2008-2017 Woori Bank: Kuala Lumpur Office Head, Bundang Jeongja Branch Manager, Financial Controller, Director of HQ Corporate Sales #1, etc. 2017-2018 Woori Bank Global Group Managing Director, Future Strategy Group Managing Director 2019-2020 Woori Financial Group Vice President for Business Planning, Vice President for Business Planning & WM 2020-2020 Woori Financial Group Vice President for Finance 2021-present Woori Financial Capital Representative Director	3,000	-	Executive of an affiliate	0.4 years (1st term)	-
Seok-Tae Lee	M	July 1964	Non-Executive Director	Y	N	Member of the Risk Management Committee and the Renumeration Committee	2011-2019 Woori Financial Group Future Strategy Dept. Senior Deputy Director, Woori Bank Strategic Planning Director, Woori Bank Business Planning Group Associate Director for Sales 2019-2020 Woori Financial Group Strategic Planning Group Managing Director 2020-2020 Woori Financial Group Senior Managing Director for New Businesses 2020-present Woori Financial Group Vice President for Business Growth	-	-	Same as above	0.4 years (1st term)	-
No-Hyun Park	M	Aug. 1952	Outside Director	Y	N	Senior Outside Director, Member of the Audit Committee & the Risk Management Committee	1976-2012 Chief of Bundang Police Station, Chief of Seoul Jungbu Police Station, etc. 2013-2017 Shinhan University Dean of the Administration Office, Dean of the Management Office 2013-present Adjunct professor at Central Police Academy 2019-present Member of National Policy Agency Central Disciplinary Committee	-	-	Same as above	1.2 years (1st term)	-

Chang-Soon Lee	F	July 1953	Outside Director	Y	N	Chair of the Risk Management Committee, Member of the Renumeration Committee	1986-1989 The Next Korea Foundation, Head of Social Research Office 1990-present Professor at Dept. of Sociology, Kyung Hee University 1996-2000 Editor of the Korean Journal of Sociology 2012-2013 Advisory Professor, Korea Credit Bureau	-	-	Same as above	3.8 years (2nd consecutive term)	-
Yu-Kyung Kim	M	June 1958	Outside Director	Y	N	Chair of the Renumeration Committee, Member of the Executive Candidate Recommendation Committee	1997-present Professor at Dept. of Media and Communications, Hankuk University of Foreign Studies 1997-1998 President of Korea Advertising Society 2008-2012 Member of the Presidential Council on Nation Branding 2015-2017 Senior Vice President of Hankuk University of Foreign Studies	-	-	Same as above	3.8 years (2nd consecutive term)	-
Young-Hak Lim	M	Nov. 1954	Outside Director	Y	N	Chair of the Executive Candidate Recommendation Committee, Member of the Audit Committee	1998-2004 Korean Federation of Community Credit Cooperatives Saegoyang Branch, Chairman of the Board 2013-present Representative Director of My Loan Economy 2019-2021 Chairman of the Audit Committee and Outside Director at IBK Savings Bank	-	-	Same as above	0.4 years (1st term)	-
Ji-Yoon Lee	F	Dec. 1982	Outside Director	Y	N	Member of the Executive Candidate Recommendation Committee & the Audit Committee	2015-2020 Professor at George Washington University School of Business 2020-present Professor at Yonsei University School of Business	-	-	Same as above	0.4 years (1st term)	-
Young-Min Moon	M	July 1960	Director for Internal Audit	N	Y	Director for Internal Audit	1979 -1998 Bank of Korea Banking Supervision Authority 1999 -2016 Financial Supervisory Service (the “FSS”) 2016 -2020 Eugene Investment & Securities Auditing Director 2021-present Woori Financial Capital Director for Internal Audit	-	-	Same as above	0.3 years	-
Jang-Hyun Koh	M	Mar. 1968	Senior Managing Director	N	Y	Director of Auto Finance	2009-2010 Woori Financial Capital Director of Customer Happy Center 2011-2012 Woori Financial Capital, Business Support Division 2012-2013 Woori Financial Capital Marketing Division 2013-2018 Woori Financial Capital Director of Personal Finance 2018-present Woori Financial Capital Director of Auto Finance	3,753	-	Same as above	7.3 years	-
Baek-Chul Kim	M	Apr. 1963	Managing Director	N	Y	Director of Corporate Banking	2013 -2017 Woori Bank Director for Central Corporate Sales 2017 -2020 Woori Bank Director for Future Corporate Sales #1 2021-present Woori Financial Capital Director of Corporate Banking	-	-	Same as above	0.3 years	-
Gong-Jae Park	M	Mar. 1964	Managing Director	N	Y	Director of Synergy Finance	2016 -2017 Woori Bank Paju Financial Center Director 2017 -2020 Woori Bank Bucheon & Northern Incheon, Seodamun Sales Director 2021-present Woori Financial Capital Director of Synergy Finance	-	-	Same as above	0.3 years	-
Hwa-Young Kim	M	May 1963	Managing Director	N	Y	Director of Credit Review	2015 -2017 SME Review Division Manager 2017 -2020 Director of Corporate Improvement 2021-present Woori Financial Capital Director of Credit Review	-	-	Same as above	0.3 years	-
Dae-Joong Kim	M	Sep. 1968	Managing Director	N	Y	Director of Business Support	2011-2015 Woori Financial Capital HR Development Team Leader 2015-2016 Woori Financial Capital HR Training Team Leader 2016-2017 Woori Financial Capital HR Management Team Leader 2017-2021 Woori Financial Capital Director of Business Strategy 2021-present Woori Financial Capital Director of Business Support	-	-	Same as above	3.5 years	-

Sung-Wook Kim	M	Mar. 1972	Managing Director	N	Y	Director of Commercial Finance	2012-2013 Woori Financial Capital Business Development Team Leader 2013-2015 Woori Financial Capital Auto Planning Team #1 Team Leader 2015-2017 Woori Financial Capital Business Planning Team Leader 2017-2018 Woori Financial Capital Director of Risk 2018-2020 Woori Financial Capital Director of Commercial Finance 2020-2021 Woori Financial Capital Director of Corporate Finance 2021-present Woori Financial Capital Director of Commercial Finance)	-	-	Same as above	3.5 years	-
Sang-don Yoon	M	Sep. 1971	Managing Director	N	Y	Director of Risk Management	2018 -2018 Woori Savings Bank Director of Business Management 2018 -2018 Woori Financial Capital Director of Risk 2019 -2021 Woori Savings Bank Representative Director 2021-present Woori Financial Capital Director of Risk Management	-	-	Same as above	0.3 years	-
Hyun-Woo Park	M	Dec. 1973	Associate Managing Director	N	Y	Director of Personal Finance	1999-2012 Woori Financial Capital Funds Team, PR & IR Team 2013-2016 Woori Financial Capital Direct Sales Team Leader 2016-2018 Woori Financial Capital Personal Finance Team Leader 2018-present Woori Financial Capital Director of Personal Finance	3,450	-	Same as above	2.5 years	-
Yun-Seok Lee	M	Mar. 1968	Associate Managing Director	N	Y	Compliance Officer	2008-2017 Woori Financial Capital Debt Team, Special Debt Team Leader 2017-2018 Woori Financial Capital Head of Audit Office 2019-2020 Woori Financial Capital Director of Risk 2021-present Woori Financial Capital Compliance Officer	-	-	Same as above	2.4 years	-
Hee-Yeon Kim	M	Aug. 1968	Associate Director	N	Y	Director of Credit Management	1998-2016 Woori Financial Capital Debt Center 2016-2019 Woori Financial Capital Debt Team Leader 2020-2021 Woori Financial Capital Director of Debt 2021-present Woori Financial Director of Credit Management	-	-	Same as above	1.4 years	-
Seong-Heon Kim	M	July 1968	Associate Director	N	Y	Director of Digital Finance	2011 -2013 Woori Financial Capital IT Operations Team Leader 2013 -2020 Woori Financial Capital IT Director 2021-present Woori Financial Capital Director of Digital Finance	-	-	Same as above	0.3 years	-
Kang Park	M	Jan. 1970	Associate Director	N	Y	Director of Business Strategy	2016 -2017 Woori Financial Capital Head of Audit Office 2017 -2020 Woori Financial Capital Business Planning Team Leader 2020 -2020 Woori Financial Capital Head of Finance Dept. 2021-present Woori Financial Capital Director of Business Strategy	-	-	Same as above	0.3 years	-

The term of office refers to the term that the individuals have served as an executive at our company.

2) Executives Holding Concurrent Positions in the Company and Its Affiliates (Registered Executives)

(As of June 11, 2021)

Name	Relevant Company	Position	Date of Concurrent Position	Full-time (Y/N)
Seok-Tae Lee	Woori Financial Group	Vice President	January 13, 2021	Y

3) Employees

(As of March 31, 2021)	(Unit: No. of persons; KRW million)

Employees										Non-affiliated Workers			Remarks
Business Sector	Sex	No. of Employees					Average Length of Service (in Years)	Total Salary Paid	Average Salary Per Person	M	F	Total
		Permanent Employees		Fixed-Term Workers		Total
		Total	(Part-time)	Total	(Part-time)
Entire Company	M	296	-	40	-	336	9.3	11,956	34	2	109	111	-
Entire Company	F	151	-	124	12	275	6.0	4,414	17				-
Total		447	-	164	12	611	7.8	16,369	26				-

Note) Woori Financial Capital has a total of 611 employees (including non-registered executives, excluding dispatched workers) as of the date on which the report was prepared, and their average length of service is 7.8 years. The total salary paid in 2021 for all employees is KRW 16,369 million, and an average salary per person is KRW 26 million (January-March 2021). Non-affiliated workers refer to dispatched workers, and there are 111 of them.

4) Major Shareholders

(As of June 11, 2021)	(Unit: No. of shares, %)

Name	Relationship	Share Type	No. of Shares Held & Shareholding Ratio				Remarks
			Beginning of the Term		End of the Term
			No. of Shares Held	Shareholding Ratio	No. of Shares Held	Shareholding Ratio
Woori Financial Group	Largest shareholder	Common share	42,605,000	74.04	52,064,059	90.47	-
Aju Corporation	Major shareholder	Common share	7,395,000	12.85	-	-
Total		Common share	50,000,000	86.89	52,064,059	90.47	-
		-	-	-	-	-	-

Note) As of the filing date of the SRS, the shareholding ratio of Woori Financial Group has changed due to the acquisition of the shares held by Aju Corporation and the acquisition of treasury share of Woori Financial Capital. As of the filing date of the SRS, Woori Financial Group holds a total of 52,064,059 shares (approximately 90.47%) of the total number of equities issued by Woori Financial Capital.

B. Summary Financial Information & External Audit in the Last Three Years

(1) Summary Consolidated Financial Statements

(Unit: KRW million)

Classification	28th FY	27th FY	26th FY
	2021 1Q	End of 2020	End of 2019
[Cash and Deposits]	395,850	358,409	323,227
[Securities]	362,634	587,986	422,222
[Financial Bonds]	6,226,625	6,662,551	5,540,398
[Lease Assets]	1,150,252	1,116,175	994,756
[Associates Investment and Joint Ventures]	1,545	2,236	1,567
[Tangible Assets]	4,640	7,208	7,476
[Intangible Assets]	6,220	31,078	69,045
[Other Assets]	94,240	106,664	104,308
[Invested Real Estate]	-	7,808	10,169
Total Assets	8,242,006	8,880,117	7,473,168
[Borrowings]	7,064,175	6,654,435	5,419,228

[Withholdings]	-	1,063,661	938,714
[Other Liabilities]	391,768	335,744	301,236
[Non-Controlling Interest Liabilities]	-	-	-
Total Liabilities	7,383,943	8,053,840	6,659,178
[Paid-in Capital]	287,729	287,729	287,729
[Capital Surplus]	20,355	20,355	20,355
[Capital Adjustment]	(21,527)	(21,527)	(11,835)
[Other Accumulated Comprehensive Income]	(7,021)	(7,944)	(7,560)
[Retained Earnings]	578,526	547,662	525,301
[Non-controlling Interest Equity]	-	-	-
Total Equity	858,063	826,277	813,990
	January 1, 2021 - March 31, 2021	January 1, 2020 - December 31, 2020	January 1, 2019 - December 31, 2019
Operating Revenue	205,647	832,511	726,369
Operating Income	49,677	138,100	133,756
Income and Loss Before Tax	33,665	98,921	133,905
Net Income	34,984	58,980	101,588
- Net Income for Controlling Shareholder’s Shares	34,984	58,980	101,588
- Net Income for Non-Controlling Shares	-	-	-
Total Comprehensive Income	35,907	58,596	98,971
No. of Subsidiaries subject to Consolidation	4	6	7

(2) Summary Separate Financial Statements

(Unit: KRW million)

Classification	28th FY	27th FY	26th FY
	2021 1Q	End of 2020	End of 2019
[Cash and Deposits]	183,820	98,649	114,209
[Investment and Financial Assets]	362,634	479,294	299,182
[Financial Bonds]	6,226,625	5,653,400	4,656,976
[Lease Assets]	1,150,252	1,116,175	994,756
[Associates and Subsidiaries Investments]	81,647	203,891	218,106
[Tangible Assets]	4,640	5,243	5,324
[Intangible Assets]	6,220	6,574	5,354
[Other Assets]	226,267	214,944	173,286
Total Assets	8,242,105	7,778,170	6,467,193
[Borrowings]	7,064,175	6,654,435	5,419,228
[Other Liabilities]	319,706	301,015	274,808
Total Liabilities	7,383,881	6,955,449	5,694,036
[Paid-in Capital]	287,729	287,729	287,729
[Capital Surplus]	20,355	20,355	20,355
[Capital Adjustment]	(21,527)	(21,527)	(11,835)
[Other Accumulated Comprehensive Income]	(7,021)	(7,542)	(6,707)
[Retained Earnings]	578,687	543,704	483,615
Total Equity	858,224	822,721	773,157
Valuation Method for Investment Securities in Associates, Subsidiaries, Joint Ventures	Cost method or fair value method	Cost method or fair value method	Cost method or fair value method
	January 1, 2021 - March 31, 2021	January 1, 2020 - December 31, 2020	January 1, 2019 - December 31, 2019
Operating Revenue	205,646	758,572	646,437
Operating Income	49,708	128,094	120,557
Income and Loss Before Tax	51,371	127,959	120,509
Net Income	39,104	96,707	90,850
Total Comprehensive Income	39,624	95,873	88,405
Basic Earnings per Share (in KRW)	705	1,733	1,595
Diluted Earnings per Share (in KRW)	705	1,733	1,595

(3) External Audits of the Financial Statements

Business Term	Auditor	Opinion	Remarks
28th FY (Current period)	KPMG Korea	—	—
27th FY (Previous period)	KPMG Korea	In our opinion, the accompanying consolidated financial statements of the consolidated entities present fairly, in all material respects, consolidated statement of financial position as of December 31, 2020 and December 31, 2019, and consolidated financial performance and consolidated cash flows of both reporting periods ending as of the same day in accordance with K-IFRS.	—
26th FY (One before the previous period)	KPMG Korea	In our opinion, the accompanying consolidated financial statements of the consolidated entities present fairly, in all material respects, consolidated statement of financial position as of December 31, 2019 and December 31, 2018, and consolidated financial performance and consolidated cash flows of both reporting periods ending as of the same day in accordance with K-IFRS.	—
25th FY (Two before the previous period)	KPMG Korea	In our opinion, the accompanying consolidated financial statements of the consolidated entities present fairly, in all material respects, consolidated statement of financial position as of December 31, 2018 and December 31, 2017, and consolidated financial performance and consolidated cash flows of both reporting periods ending as of the same day in accordance with K-IFRS.	—

3. Forms of the Share Exchange

A. Comprehensive Share Exchange

Woori Financial Group plans to incorporate Woori Financial Capital as a wholly owned subsidiary in the manner of a comprehensive share exchange.

B. Small-Scale Share Exchange, Simplified Share Exchange, and the Basis Thereof

The Share Exchange meets the requirements for small-scale share exchange pursuant to Article 360-10 of the Commercial Act; hence, Woori Financial Group intends to carry out the Share Exchange in accordance with the procedures of the small-scale share exchange thereunder.

Meanwhile, the parent company Woori Financial Group executed a share purchase agreement with Woori Financial Capital on May 21, 2021 to acquire the treasury share of Woori Financial Capital, and acquired the said treasury share on May 24, 2021. Therefore, Woori Financial Capital meets the requirements for simplified share exchange pursuant to Article 360-9 of the Commercial Act. Accordingly, Woori Financial Capital intends to carry out the Share Exchange in accordance with the procedures of the simplified share exchange thereunder.

Accordingly, the two Parties plan to conduct the Share Exchange with the approval of the board of directors on the matter of the Share Exchange in lieu of the approval of a general meeting of shareholders.

Article 360-10 of the Commercial Act (Small-Scale Share Exchange)

① In cases where the total number of new shares issued and treasury shares transferred for a share exchange by a company becoming a wholly owning parent company does not exceed 10% of the total number of issued and outstanding shares of the relevant company, the approval of a general meeting of shareholders under the provision of Article 360-3(1) of the relevant company may be substituted by the approval of the board of directors; provided, that the foregoing shall not apply where the money or other assets to be provided to the shareholders of the company becoming a wholly owned subsidiary has been determined and the value thereof exceeds 5% of the value of the current net assets of the company becoming a wholly owning parent company on its final balance sheet provided for in Article 360-4(1)3.

Article 360-9 of the Commercial Act (Simplified Share Exchange)

① In cases where all the shareholders of a company becoming a wholly owned subsidiary give their consent or where a company becoming a wholly owning parent company owns at least 90% of the total number of issued and outstanding shares of the company becoming the wholly owned subsidiary, the approval of a general meeting of shareholders of the company becoming the wholly owned subsidiary may substitute for the approval of the board of directors.

C. Listing Plan for Entities Surviving the Comprehensive Share Exchange

Woori Financial Group, which becomes the wholly owning parent company after the Share Exchange, is a share market listed corporation as of the filing date of the SRS, and it will continue to keep the status of a share market listed corporation after the comprehensive share exchange. Woori Financial Capital, which becomes a wholly owned subsidiary after the Share Exchange, will be delisted as of August 27, 2021. However, the expected delisting date is only an estimated schedule at the time of the disclosure and is subject to change based on consultation with relevant agencies.

D. Special Note on the Methods of the Comprehensive Share Exchange

(1) Small-Scale Share Exchange of the Wholly Owning Parent Company

Woori Financial Group conducts the Share Exchange according to the small-scale share exchange procedure pursuant to Article 360-10 of the Commercial Act, so the appraisal rights of dissenting shareholders are not granted.

However, under Article 360-10(5) of the Commercial Act and Article 62-2(2) the Financial Holding Companies Act (the “FHCA”), in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies Woori Financial Group in writing of his/her intent to oppose to the small-scale share exchange within seven days from the date of a public notice or a notice to the shareholders of such small-scale share exchange under Article 360-10(4) of the Commercial Act, Woori Financial Group may no longer be able to carry out the Share Exchange in the small-scale share exchange method. Also, in such cases, the Parties may cancel or amend the share exchange agreement by written agreement.

Article 360-10 of the Commercial Act (Small-Scale Share Exchange)

⑤ In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of a company becoming a wholly owning parent company notifies the company in writing of his/her intent to oppose to the share exchange under the main body of paragraph (1) within two weeks from the date of a public notice or notice under paragraph (4), the share exchange under this Article shall not be made.

Article 62-2(2) the FHCA (Special Cases for Share Exchanges and Share Transfers)

② In the application of the Commercial Act with respect to a share exchange or share transfer in order to establish a financial holding company (including cases where a financial holding company, etc. newly include a subsidiary or second-tier subsidiary; hereafter the same shall apply in this Article) or to own all the shares of the existing subsidiary or second-tier subsidiary, […] “when the intent to oppose share exchange is notified” in Article 360-10 (5) of the said Act shall be deemed “when the intent to oppose share exchange is notified within seven days from the notice or public announcement under paragraph (4)”; […].

(2) Shortening of the Share Exchange Schedule

The special provisions under Article 62-2 the FHCA may apply to the Share Exchange to shorten the duration of certain procedures under the Commercial Act. In this regard, according to Article 62-2 the FHCA, a public notice of the record date of shareholders may be made seven days prior to the record date.

However, to protect the interests of the shareholders of Woori Financial Group and Woori Financial Capital, both companies have, pursuant to Article 354(4) of the Commercial Act, set the record date as June 7, 2021, which is over two weeks from May 21, 2021, or the public notice of the record date to determine the shareholders, who can express their intents to oppose to the small-scale share exchange (for Woori Financial Group) and the simplified share exchange (for Woori Financial Capital).

Moreover, pursuant to Article 62-2 the FHCA, Woori Financial Capital may establish a period to receive shareholders’ dissenting opinions to the simplified share exchange as within seven days from the date of receipt of the public notice or notification of the simplified share exchange, but Woori Financial Capital decided to extend the period to July 22, the day prior to the board meeting replacing the general meeting of shareholders, to protect the interests of its shareholders.

The special provisions under the FHCA shall apply mutatis mutandis when conducting other procedures. Please see the below for the details of the special provisions under the FHCA.

[Comparison of timelines under the Commercial Act and the FHCA]

Classification	Commercial Act	Special Provisions under the FHCA
Notification of the closure of register of shareholders and record date	Two weeks prior to such closure period or record date	Seven days prior
Notification of small-scale or simplified share exchange of the company becoming a wholly owning parent company or a wholly owned subsidiary	Within two weeks from the date of the preparation of a share exchange agreement	Within seven days
Notification of shareholders’ intents to oppose to the small-scale or simplified share exchange by the shareholders of the company becoming a wholly owning parent company or a wholly owned subsidiary	Within two weeks from the date of public notice of the small-scale or simplified share exchange	Within seven days
The period for the exercise of the appraisal rights of the shareholders dissenting to the simplified share exchange of the wholly owned subsidiary	Within 20 days from the expiration of the period for the shareholders of the company becoming a wholly owned subsidiary to express their intents to oppose to the simplified share exchange	Within 10 days
Public notice of the procedures for invalidation of share certificates	One month prior to the share exchange date	Five days prior
Purchase of the shares subject to the appraisal rights of dissenting shareholders	Within two months from the expiration of a period during which a request for purchase can be made	Within one month

Note) The special provisions under Article 62-2(2) of the FHCA shall apply to the Parties to the comprehensive share exchange, i.e., both the financial holding company and its subsidiary.

The below are the details of the relevant provisions of Article 62-2(2) of the FHCA, and Articles 354, 360-5, 360-8, 360-9, 360-10, and 374-2 of the Commercial Act:

Article 62-2 of the FHCA (Special Cases for Share Exchanges and Share Transfers)

② In the application of the Commercial Act with respect to a share exchange or share transfer in order to establish a financial holding company (including cases where a financial holding company, etc. newly include a subsidiary or second-tier subsidiary; hereafter the same shall apply in this Article) or to own all the shares of the existing subsidiary or second-tier subsidiary, “two weeks” in the main sentence of Article 354 (4), Article 360-4 (1) other than each subparagraph, Article 360-5 (2), the main sentence of Article 360-9 (2), Article 360-10 (4), Article 360-17 (1) other than each subparagraph, and the main sentence of Article 363 (1) of the said Act shall be deemed “seven days”, respectively; “20 days” in Article 360-5 (1) and (2) of the said Act shall be deemed “ten days”, respectively; “one month prior to” in Article 360-8 (1) of the said Act other than each subparagraph shall be deemed “five days prior to”; “when the intent to oppose share exchange is notified” in Article 360-10 (5) of the said Act shall be deemed “when the intent to oppose share exchange is notified within seven days from the notice or public announcement under paragraph (4)”; “within a period determined in excess of one month” in Article 360-19 (1) 2 of the said Act shall be deemed “within a period determined for at least five days”; and “within two months” in Article 374-2 (2) of the said Act shall be deemed “within one month”.

Article 354 of the Commercial Act (Closure of Register of Shareholders and Record Date)

④ If a company has determined the period or the date mentioned in paragraph (1), it shall give a public notice two weeks prior to such period or date; provided, that this shall not apply where such period or date has been designated by the articles of incorporation.

Article 360-5 of the Commercial Act (Appraisal Rights of Dissenting Shareholders)

② Shareholders who have given a written notice to the company of their intents to oppose to the share exchange within two weeks from the date of public notice or notification under Article 360-9(2) may make a written request to the company for the purchase of shares owned by themselves, indicating the classes and number of such shares, within 20 days of the expiration of such period.

③ The provisions of Article 374-2(2) through (5) shall apply mutatis mutandis to requests for purchase under paragraphs (1) and (2).

Article 360-8 of the Commercial Act (Procedures for Invalidation of Share Certificates)

① A company becoming a wholly owned subsidiary due to a share exchange shall, where its general meeting of shareholders has made an approval under Article 360-3(1), give a public notice on the following matters one month before the date of share exchange, and notify the shareholders listed in the register of shareholders and the pledgees, respectively:

1. The purport of an approval under Article 360-3 (1);

2. The purport that the share certificates shall be submitted to the company by the day preceding the date of share exchange;

3. The purport that the share certificates shall become invalidated on the date of share exchange.

Article 360-9 of the Commercial Act (Simplified Share Exchange)

② A company becoming a wholly owned subsidiary shall, in cases falling under paragraph (1), give a public notice to the effect that a share exchange is to be made without the approval of a general meeting of shareholders within two weeks of the preparation of a share exchange agreement, or notify the shareholders thereof; provided, that this shall not apply where all the shareholders give their consent thereto.

Article 360-10 of the Commercial Act (Small-Scale Share Exchange)

④ A company becoming a wholly owning parent company shall give a public notice on the business name and the head office of the company becoming a wholly owned subsidiary, the date of share exchange and the purport that a share exchange is to be made without obtaining an approval under Article 360-3(1), or notify it to the shareholders, within two weeks of the preparation of a share exchange agreement.

⑤ In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of a company becoming a wholly owning parent company notifies the company in writing of his/her intent to oppose to the share exchange under the main body of paragraph (1) within two weeks from the date of a public notice or notice under paragraph (4), the share exchange under this Article shall not be made.

Article 374-2 of the Commercial Act (Appraisal Rights of Dissenting Shareholders)

② Where the company receives a request under paragraph (1), the relevant company shall purchase the shares within two months from the expiration of a period during which a request for purchase can be made (hereafter in this Article referred to as “period during which a request for purchase can be made”) under the aforesaid paragraph.

E. Matters concerning the Companies Becoming the Wholly Owning Parent Company and a Wholly Owned Subsidiary after the Comprehensive Share Exchange

(As of June 11, 2021)

Classification	wholly owning parent company	wholly owned subsidiary
Business name	Woori Financial Group Inc.	Woori Financial Capital Co., Ltd.
Address of the head office	51, Sogong-ro, Jung-gu, Seoul	239, Daedeok-daero, Seo-gu, Daejeon
Listed (Y/N)	KOSPI listed	KOSPI listed

Current subsidiaries

Woori Bank (shareholding ratio: 100%)

Woori Card Co., Ltd. (shareholding ratio: 100%)

Woori Financial Capital Co., Ltd. (shareholding ratio: 90.5%)

Woori Investment Bank Co., Ltd. (shareholding ratio: 58.7%)

Woori Asset Trust, Ltd. (shareholding ratio: 51.0%)

Woori Asset Management Corp. (shareholding ratio: 73%)

Woori Savings Bank Co., Ltd. (shareholding ratio: 100%)

Woori Credit Information Co., Ltd. (shareholding ratio: 100%)

Woori Fund Services Co., Ltd. (shareholding ratio: 100%)

Woori Private Equity Asset Management Co., Ltd. (shareholding ratio: 100%)

Woori Global Asset Management Co., Ltd. (shareholding ratio: 100%)

Woori FIS Co., Ltd. (shareholding ratio: 100%)

Woori Financial Research Institute Co., Ltd. (shareholding ratio: 100%)

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4. Share Exchange Schedule

A. Progress

•	May 21, 2021: The resolution of the board of directors approving the execution of the share exchange agreement for the comprehensive share exchange

•	June 4, 2021: The execution of the share exchange agreement for the comprehensive share exchange

•	June 7, 2021: The record date to determine shareholders eligible to submit their intent to oppose to the share exchange

•	June 11, 2021: The filing date of SRS

A. Important Milestones

The Share Exchange is conducted pursuant to Article 62-2 of the FHCA, Article 165-4 of the Financial Investment Services and Capital Markets Act (the “FISCMA”), Article 176-6 of the Enforcement Decree of the FISCMA, and Articles 360-2 through 360-14 of the Commercial Act.

With regard to the Share Exchange, Woori Financial Group will only need the approval of the board of directors instead of the approval of a general meeting of shareholders because the exchange will take the form of a small-scale share exchange. The shareholders of Woori Financial Group will not be granted the appraisal rights.

Pursuant to Article 360-10(5) of the Commercial Act and Article 62-2(2) of the FHCA, in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies Woori Financial Group in writing of his/her intent to oppose to the small-scale share exchange within seven days from the date of a public notice or a notice to the shareholders of such small-scale share exchange under Article 360-10(4) of the Commercial Act, Woori Financial Group may no longer be able to carry out the small-scale share exchange, and may cancel or amend the share exchange agreement by written agreement with Woori Financial Capital.

As for Woori Financial Capital, the approval of the board of directors may substitute the approval of a general meeting of shareholders according to Article 360-9(1) of the Commercial Act, and the share exchange will take the form of a simplified share exchange. The shareholders of Woori Financial Capital will be granted the appraisal rights.

Milestones		Woori Financial Group	Woori Financial Capital
Board meeting to approve the execution of the share exchange agreement		May 21, 2021	May 21, 2021
Public notice of the record date to determine the shareholders		May 21, 2021	May 21, 2021
Execution of the share exchange agreement		June 4, 2021	June 4, 2021
Record date to determine the shareholders		June 7, 2021	June 7, 2021
Public notice of small-scale/simplified share exchanges		June 9, 2021	June 9, 2021
Period to receive shareholders’ dissenting opinions to the small-scale/simplified share exchanges	Start date	June 9, 2021	June 9, 2021
	End date	June 16, 2021	July 22, 2021
Board meeting substituting a general meeting of shareholders on the approval of the share exchange		July 23, 2021	July 23, 2021
Period to exercise the appraisal rights	Start date	-	July 23, 2021
	End date	-	August 2, 2021

Public notice and notification of invalidation of share certificates and submission of old share certificates	-	August 3, 2021
Period of submitting old share certificates	-	August 3 – August 9, 2021
Period of trading suspension of Woori Financial Capital	-	August 6 – August 26, 2021
Expected date of share purchase payment	-	August 6, 2021
(Expected) date to carry out the share exchange	August 10, 2021	August 10, 2021
Expected listing date of new shares	August 27, 2021	-
Expected delisting date	-	August 27, 2021

Note 1) The above matters and schedules may change by the parties’ agreement when it is deemed reasonably necessary to adjust the schedules due to the governmental approvals (e.g., approvals, permits, reporting from/to the supervisory authorities), or other reasons related to the procedure of the Share Exchange (e.g., review of the SRS). The rights to agree on such schedule change are delegated to the Representative Director of each party.

Note 2) As of September 16, 2019, the enforcement date of the Act on Electronic Registration of Stocks, Bonds, Etc., the share certificates of Woori Financial Group and Woori Financial Capital, both being listed companies, became null and void and were converted into electronically registered shares. This means that the shareholders of Woori Financial Capital do not need to submit their physical share certificates during the period of submitting old share certificates, and the new shares issued by Woori Financial Group following the Share Exchange will be electronically registered to the shareholders of Woori Financial Capital. There is no plan to issue physical share certificates.

5. Conditions for the Share Exchange

The share exchange agreement on the comprehensive share exchange entered into between Woori Financial Group and Woori Financial Capital on June 4, 2021 (the “Share Exchange Agreement”) shall become effective immediately upon execution, but if any of the following occurs, it may lose effect retrospectively without any action of the parties, or may be changed or cancelled by written agreement of the parties:

A. Grounds for the Share Exchange Agreement Becoming Null and Void

If the item on the approval of the Share Exchange Agreement is rejected at the board of directors meeting of either Woori Financial Group or Woori Financial Capital substituting a general meeting of shareholders, the Share Exchange Agreement shall lose effect retrospectively without any action of the parties, which founders the comprehensive share exchange.

B. Grounds for Amendment and Cancellation of the Share Exchange Agreement

The Share Exchange Agreement may be amended or cancelled if any of the following occurs thereunder:

[Share Exchange Agreement]

Article 10 (Amendment and Cancellation of the Agreement)

① In cases where any matter related to a provision herein shall be in violation of the relevant statutes or accounting standards from the execution date hereof to the date of share exchange, the Parties may amend the Agreement in compliance with such relevant statutes or accounting standards by written agreement, and the rights to agree on such change shall be delegated to the Representative Director of each Party.

② In cases where any of the following occurs from the execution date hereof to the date of share exchange, the Parties may cancel or amend the Agreement by written agreement:

1. In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies in writing of his/her intent to oppose to the Share Exchange under Article 360-10(5) of the Commercial Act and Article 62-2(2) the FHCA;

2. In cases of a natural disaster, or a significant change in the property or management status of Woori Financial Group or Woori Financial Capital; and/or

3. In cases where a reason for not being able to continue the Agreement arises, such as an irreversible violation of the statutes or an unfair share exchange ratio resulting from the Share Exchange.

③ The Parties may enter into a separate agreement on the matters that require further agreement for the Share Exchange, and such separate agreement shall be considered as part of the Agreement.

④ In cases of any changes in the matters related to the condition of the Share Exchange, such as a share exchange ratio, the Parties shall execute an agreement confirming such changes, and such agreement shall be considered as part of the Agreement.

⑤ In cases where the Agreement is cancelled or amended under this Article, or becomes null and void under Article 9, the Parties as well as their shareholders, executives, employees, agents, and other representatives shall not be held liable against the other Party in relation to any provisions hereunder or the Share Exchange.

C. Invalidation of the Exercise of the Appraisal Rights in case of interruption of the Share Exchange Procedure

If the Share Exchange procedure is interrupted, such as invalidation or cancellation of the Share Exchange Agreement due to the occurrence of any of the grounds stated in the above A. and B., the effect of the exercise of the appraisal rights will become invalidated. Also, in this case, Woori Financial Capital will not purchase the shares whose appraisal rights have been exercised.

D. Requirements for the Resolution of the General Meeting of Shareholders in relation to the Share Exchange

•	Woori Financial Group

Woori Financial Group will follow a small-scale share exchange method under Article 360-10 of the Commercial Act, so it will carry out the Share Exchange with the approval of its board of directors in lieu of the approval of its general meeting of shareholders pursuant to Article 360-3(1) of the Commercial Act.

However, in cases where, under Article 360-10(5) of the Commercial Act and Article 62-2(2) the FHCA, a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies Woori Financial Group in writing of his/her intent to oppose to the small-scale share exchange within seven days from the date of a public notice or a notice to the shareholders of such small-scale share exchange under Article 360-10(4) of the Commercial Act, Woori Financial Group may no longer be able to carry out the Share Exchange in the small-scale share exchange method. In such cases, the Parties may cancel the Share Exchange Agreement by written agreement or change the small-scale share exchange into a general share exchange based on a separate agreement between the parties. Such cases require a special resolution of the general meeting of shareholders pursuant to Articles 360-3(1), 360-3(2), and 434 of the Commercial Act, which require the affirmative votes of at least two thirds of the voting rights of the shareholders present at the general meeting and of at least one third of the total number of issued and outstanding shares.

•	Woori Financial Capital

Woori Financial Capital will follow a simplified share exchange method under Article 360-9 of the Commercial Act, so it will carry out the Share Exchange with the approval of its board of directors in lieu of the approval of its general meeting of shareholders pursuant to Article 360-3(1) of the Commercial Act.

Share Exchange Agreement

Article 5 (Approval of the Share Exchange)

① In accordance with the provisions on small-scale share exchange under Article 360-10 of the Commercial Act, Woori Financial Group shall hold a board of directors meeting on July 23, 2021 to approve the Share Exchange in substitution of the approval of a general meeting of shareholders under Article 360-3(1) of the Commercial Act.

② In accordance with the provisions on simplified share exchange under Article 360-9 of the Commercial Act, Woori Financial Capital shall hold a board of directors meeting on July 23, 2021 to approve the Share Exchange in substitution of the approval of a general meeting of shareholders under Article 360-3(1) of the Commercial Act.

③ Notwithstanding the above paragraphs 1 and 2, when it is deemed reasonably necessary to adjust the schedules of the Share Exchange procedure due to the governmental approvals (e.g., approvals, permits, reporting from/to the supervisory authorities), or other reasons (e.g., review of the SRS), the Parties may change the above date by mutual agreement. The rights to agree on such schedule change are delegated to the Representative Director of each Party.

Article 9 (Effective Date of the Agreement)

The Agreement shall become effective immediately upon execution; provided, that if the item on the approval hereof is rejected at the board of directors meeting of either Woori Financial Group or Woori Financial Capital held under Article 5, it may lose effect retrospectively without any action of the Parties.

6. Regulations or Special Provisions on the Relevant Statutes

No governmental approvals or permits are required prior to the Share Exchange. However, the contents of the SRS for the Share Exchange may be corrected during the disclosure review process, which may result in changes in the expected schedules. In addition, the parties need to have prior consultation with the government authorities and relevant agencies with regard to the Share Exchange, such as the delisting of Woori Financial Capital and listing of exchanged new shares. This consultation may also change the expected schedules. Please note that if the schedule is changed due to the above consultation with or review by the government authorities and relevant agencies, the Representative Director of Woori Financial Group and Woori Financial Capital have the right to change the schedules as delegated by their respective board of directors and the Share Exchange Agreement.

Although no prior approvals are required for the Share Exchange, Woori Financial Group must submit the Post-Issuance Report to the Financial Supervisory Commission (the “FSC”) after the Share Exchange (Article 2-19 and the proviso of Article 5-15 of the Regulations on Issuance and Disclosure, etc. of Shares (the “IDSR”)). Moreover, under the FISCMA, it also needs to submit the Report on Shares, etc. Held in Bulk to the FSC and Korea Exchange (“KRX”) (Article 147), and the Report on Status of Specific Securities, etc. Owned by Executive Officers and Major Shareholders to the Securities & Futures Commission and the KRX (Article 173). Furthermore, Woori Financial Group have to register the changes in capital with regard to the exchanged new shares issued as a result of the Share Exchange in accordance with Articles 317(2)2 through 317(2)4 and Article 183 of the Commercial Act and Article 146 of the Commercial Registration Rules.

After the Share Exchange is completed, Woori Financial Capital shall submit the Completion Report on Merger, Etc. (Comprehensive Share Exchange) to the FSC (under Articles 2-19 and 5-15(5) of the IDSR) and submit the Report of Shareholding Changes including changes in the largest shareholder, etc. to the KRX under the Regulations on the Listing on the Securities Market (the “LSMR”) without delay. However, if the obligation to report under Article 147 or 173 of the FISCMA on the same shareholding changes has already been fulfilled within two days from the date on which such reason for report occurred, the Report of Shareholding Changes may not be submitted (Article 83 of the LSMR). In addition, if the number of shares held by a major shareholder or his/her specially-related person changes by at least one percent of the total number of outstanding voting shares, a specialized credit financial company is required to report relevant facts to the FSC within seven days from such change under Article 54(2) of the Specialized Credit Financial Business Act (the “SCFBA”). In accordance with the above provision, Woori Financial Capital needs to report the FSC about the change of shareholding exceeding one percent within seven days from the Share Exchange Date,

As for the special provisions stipulated in Article 62-2 of the FHCA in relation to the schedule of the Share Exchange, please refer to 3. Forms of the Share Exchange - D. Special Note on the Methods of the Comprehensive Share Exchange - (2) Shortening of the Share Exchange Schedule and 4. Share Exchange Schedule. Also, for the matters related to the appraisal rights, please refer to VII. Matters related to Appraisal Rights.

Moreover, Article 62-2(4) of the FHCA stipulates that a company that engages in a share exchange or a shareholder holding at least 30 percent of the number of shares subject to the appraisal opposes to the purchase price of the shares calculated under Article 62-2(3) of the FHCA, Article 33-2(1) of the Enforcement Decree of the FHCA, Article 165-5 of the FISCMA, and Article 176-7(3)1 of the Enforcement Decree of the FISCMA, the relevant company or shareholder may file an application for the adjustment of the purchase price with the FSC until ten days prior to the date of the share purchase payment; or, the relevant company or shareholder opposing to the share purchase price may request the court to determine the purchase price in accordance with Articles 360-5(3), 374-2(4) and 374-2(5) of the Commercial Act. However, please note that there is a possibility that the court may give a different interpretation of Article 62-2(3) of the FHCA with regard to whether the company or shareholder is eligible to make such request the court to determine the purchase price.

A part of the registered common shares of Woori Financial Group is listed on New York Stock Exchange in the form of depository receipts, and the voting rights of the shareholdings are vested in the holders of each depository receipt. Woori Financial Group plans to disclose the documents relevant to the Share Exchange to the U.S. Securities and Exchange Commission (SEC) according to its disclosure obligations under relevant regulations.

II. COMREHENSIVE SHARE EXCHANGE RATIO AND ITS BASIS OF CALCULATION

1. Share Exchange Ratio

		(Unit: in KRW)
Classification	Wholly owning parent company (Woori Financial Group)	Wholly owned subsidiary (Woori Financial Capital)
Base share price	11,044	11,671
- Discount or premium rate	0%	0%
Average of asset and earnings values	—	—
- Asset value	—	—
- Earnings value	—	—
Exchange value (per share)	11,044	11,671
Exchange ratio	1	1.0567393
Relative value	—	—

* The exchange ratio of the common shares of Woori Financial Group and those of Woori Financial Capital has been determined to be 1:1.0567393. This means that the shareholders of common shares listed on the register of shareholders of Woori Financial Capital as of the Share Exchange Date (expected to be at 00:00 a.m. on August 10, 2021) (excluding Woori Financial Group but including Woori Financial Capital for the treasury shares that Woori Financial Capital acquired due to the exercise of the appraisal rights of the shareholders of Woori Financial Capital opposing to the Share Exchange) will be given 1.0567393 common shares of Woori Financial Group per common share of Woori Financial Capital.

2. Basis of Calculation

As both Woori Financial Group and Woori Financial Capital are listed companies, the base share prices were calculated based on Article 165-4 of the FISCMA and Articles 176-6(2) and 176-5(1)1 of the Enforcement Decree thereof, and the exchange ratio was calculated based on the base share prices.

Article 165-4 of the FISCMA (Special Cases concerning Mergers, etc.)

① A listed company shall comply with the guidelines, such as requirements and methods prescribed by Presidential Decree, if it intends to engage in any of the following activities (hereafter in this Article referred to as “merger, etc.”):

1. Merger with another corporation;

2. Acquisition or transfer of essential business or assets prescribed by Presidential Decree;

3. Comprehensive share exchange or transfer; and/or

4. Split-off, or split and merger.

② Where a listed company intends to conduct a merger, etc. with another company, it shall undergo the assessment of the merger price, etc. and other matters prescribed by Presidential Decree, by a specialized assessment institution (hereafter in this Article and Article 165-18, referred to as “external assessment institution”), as prescribed by Presidential Decree for the protection of investors and sound trading practices.

③ Where the assessment result of a merger, etc. conducted by an external assessment institution is deemed significantly insufficient, or where it is likely to undermine the protection of investors or sound trading practices in circumstances prescribed by Presidential Decree, the Financial Services Commission may limit the services of assessment pursuant to paragraph (2).

④ The scope of external assessment institutions, methods for limiting assessment services under paragraph (3) and other relevant matters shall be prescribed by Presidential Decree.

Article 176-6 of the Enforcement Decree of the FISCMA (Requirements, Methods, etc. for Business Acquisition or Transfer, etc.)

① “Acquisition or transfer of material business or asset prescribed by Presidential Decree” in Article 165-4(1)2 of the Act means those falling under any of the subparagraphs of Article 171(2)

② Article 176-5(1) (Article 176-5(1)2(b) shall apply where the merger value is calculated with respect to a portion subject to the merger of a corporation to be split) shall apply mutatis mutandis to comprehensive share exchange or transfer under Article 165-4(1)3 of the Act and split and merger under Article 165-4 (1) 4 of the Act; provided, that the same shall not apply where the listed company becomes a complete subsidiary on its own as a result of the comprehensive share transfer.

③ In cases of the acquisition or transfer of material business or asset under Article 165-4(1)2 of the Act, the comprehensive share exchange or transfer (limited to where a listed company is included in corporations to become a wholly owned subsidiary under Articles 360-2 and 360-15 of the Commercial Act and where a wholly owning parent company becomes an unlisted company) under subparagraph 3 of the same Article, the split and merger under Article 165-4(1)4 of the Act, the appropriateness of the value of the acquisition or transfer of business or asset, the ratio of the comprehensive share exchange, the ratio of comprehensive share transfer, or the ratio of split and merger shall be assessed by an external assessment institution excluding an external assessment institution that cannot assess the merger under Article 176-5(9) and Article 176-5(10)), respectively; provided, that such assessment by an external assessment institution may not be required in any of the following cases:

1. Acquisition or transfer of assets which have little necessity of assessment by an external assessment institution, such as the sale and purchase of securities through the securities market, auction of assets, etc., among acquisition or transfer of important assets, as prescribed and publicly notified by the FSC;

2. Acquisition or transfer of an essential business or asset, all-embracing transfer or exchange of shares, or merger after division of a corporation, between a corporation whose shares are listed on the KONEX and unlisted company.

④ Articles 176-5(11) through 176-5(13) shall apply mutatis mutandis to the acquisition or transfer of material business or assets under Article 165-4(1)2 of the Act, the comprehensive share exchange or transfer under Article 165-4 (1) 3 of the Act, and split-off or split and merger under Article 165-4 (1) 4 of the Act.

Article 176-5 of the Enforcement Decree of the FISCMA (Requirements, Methods, etc. of Merger)

① When a listed company seeks to merge with another corporation, it shall adopt the merger value calculated by any of the following methods. In such cases, when the listed company is unable to calculate the price referred to in subparagraph 1 or the main sentence of subparagraph 2(a), the price referred to in subparagraph 2(b) shall apply:

1. In cases of a merger between listed companies, the value (hereafter referred to as “base market price” in this Article) computed by discounting or adding up to 30 percent (10 percent in cases of a merger between affiliated companies) of the average of the following closing prices (referring to the closing prices formed in the securities market; hereafter the same shall apply in this paragraph), counted from the day preceding the earlier of the date the board of directors passes a resolution for the merger or the date of concluding the merger contract. In such cases, the average closing price referred to in item (a) or (b) shall be calculated by the weighted average of the closing prices by trading volume:

(a) Average closing price for the most recent one month; provided, that when any ex-dividend or ex-right exists during the period for calculation and the period from the date such ex-dividend or ex-right occurs to the initial date of calculation is not less than seven days, the average closing price during such period;

(b) Average closing price for the most recent one week; and

(c) The most recent closing price;

Moreover, according to Articles 176-6(2) and 176-5(1)1 of the Enforcement Decree of the FISCMA, the value may be discounted or added up to 30 percent (10 percent in cases of a merger between affiliated companies) of the value computed in the above-mentioned methods, but the two Companies decided not to apply any discount rate based on individual reviews, mutual consultation and mutual agreement.

A. Company Becoming the Wholly Owning Parent Company: Woori Financial Group

Classification	Period	Value (in KRW)
Weighted average of the closing prices for the most recent one month (A)	April 21, 2021 – May 20, 2021	10,817
Weighted average of the closing prices for the most recent one week (B)	May 14, 2021 – May 20, 2021	11,166
The most recent closing price (C)	May 20, 2021	11,150
Share exchange value {D=(A+B+C)/3}	-	11,044

Note) The base share price was calculated by [(①+②+③)÷3] from the business day immediately preceding (May 20, 2021) the date the board of directors passes a resolution for the share exchange (May 21, 2021), with ① being the weighted arithmetic average of the closing prices for the most recent one month, ② being the weighted arithmetic average of the closing prices for the most recent one week, and ③ the most recent closing price.

Meanwhile, the closing prices and trading volumes of one month up to May 20, 2021 to calculate the base share price are as follows:

Date	Closing Price (in KRW)	Trading Volume (No. of shares)	Closing Price x Trading Volume (in KRW)
2021-05-20	11,150	2,346,101	26,159,026,150
2021-05-18	11,300	2,048,082	23,143,326,600
2021-05-17	11,100	1,730,845	19,212,379,500
2021-05-14	11,100	1,811,715	20,110,036,500
2021-05-13	11,050	3,489,558	38,559,615,900
2021-05-12	11,050	3,495,281	38,622,855,050
2021-05-11	11,300	2,628,447	29,701,451,100
2021-05-10	11,300	2,750,105	31,076,186,500
2021-05-07	11,000	2,220,802	24,428,822,000
2021-05-06	10,950	4,710,798	51,583,238,100
2021-05-04	10,500	2,176,279	22,850,929,500
2021-05-03	10,550	2,078,620	21,929,441,000
2021-04-30	10,700	2,760,979	29,542,475,300
2021-04-29	10,750	2,288,584	24,602,278,000

2021-04-28	10,800	2,848,658	30,765,506,400
2021-04-27	10,650	2,381,397	25,361,878,050
2021-04-26	10,600	3,273,071	34,694,552,600
2021-04-23	10,500	3,361,830	35,299,215,000
2021-04-22	10,500	5,096,248	53,510,604,000
2021-04-21	10,150	3,713,285	37,689,842,750
A. Weighted arithmetic average of the closing prices for the most recent one month			10,817
B. Weighted arithmetic average of the closing prices for the most recent one week			11,166
C. The most recent closing price			11,150
D. Weighted average of the closing prices ([A+B+C]÷3)			11,044

B. Company Becoming a Wholly Owned Subsidiary: Woori Financial Capital

Classification	Period	Value (in KRW)
Weighted average of the closing prices for the most recent one month (A)	April 21, 2021 – May 20, 2021	11,807
Weighted average of the closing prices for the most recent one week (B)	May 14, 2021 – May 20, 2021	11,706
The most recent closing price (C)	May 20, 2021	11,500
Share exchange value {D=(A+B+C)/3}	-	11,671

Note) The base share price was calculated by [(①+②+③)÷3] from the business day immediately preceding (May 20, 2021) the date the board of directors passes a resolution for the share exchange (May 21, 2021), with ① being the weighted arithmetic average of the closing prices for the most recent one month, ② being the weighted arithmetic average of the closing prices for the most recent one week, and ③ the most recent closing price.

Meanwhile, the closing prices and trading volumes of one month up to May 20, 2021 to calculate the base share price are as follows:

Date	Closing Price (in KRW)	Trading Volume (No. of shares)	Closing Price x Trading Volume (in KRW)
2021-05-20	11,500	65,055	748,132,500
2021-05-18	11,750	47,080	553,190,000
2021-05-17	11,750	77,328	908,604,000
2021-05-14	11,900	41,139	489,554,100
2021-05-13	11,850	108,834	1,289,682,900
2021-05-12	11,750	60,876	715,293,000
2021-05-11	11,900	55,662	662,377,800
2021-05-10	11,950	46,138	551,349,100
2021-05-07	11,900	54,663	650,489,700
2021-05-06	11,900	73,778	877,958,200
2021-05-04	11,850	57,057	676,125,450
2021-05-03	11,850	90,488	1,072,282,800
2021-04-30	11,900	66,860	795,634,000
2021-04-29	11,750	70,306	826,095,500
2021-04-28	11,800	77,926	919,526,800
2021-04-27	11,950	107,135	1,280,263,250
2021-04-26	12,000	187,044	2,244,528,000
2021-04-23	11,700	65,924	771,310,800
2021-04-22	11,550	85,025	982,038,750
2021-04-21	11,400	78,991	900,497,400
A. Weighted arithmetic average of the closing prices for the most recent one month			11,807

B. Weighted arithmetic average of the closing prices for the most recent one week	11,706
C. The most recent closing price	11,500
D. Weighted average of the closing prices ([A+B+C]÷3)	11,671

3. Matters related to External Evaluation

The Share Exchange constitutes a share exchange between listed companies. The exchange value has been computed in accordance with Article 165-4 of the FISCMA, and Articles 176-6 and 176-5 of the Enforcement Decree thereof, and the exchange ratio has been calculated based on the said exchange value. Therefore, under Article 176-6(3) of the Enforcement Decree of the FISCMA, an evaluation by an external assessment institution to determine the fairness of the exchange value is not required.

III. GUIDELINES FOR COMPREHENSIVE SHARE EXCHANGE

1. Share Exchange

A. Details of the Share Exchange

The shares of Woori Financial Capital held by the shareholders listed on the register of shareholders of Woori Financial Capital, which will become a wholly owned subsidiary, as of the Share Exchange Date (expected to be at 00:00 a.m. on August 10, 2021) excluding Woori Financial Group (but including Woori Financial Capital itself for the treasury shares that Woori Financial Capital acquired due to the exercise of the appraisal rights of its shareholders opposing to the Share Exchange, hereinafter “the shareholders subject to share exchange”) shall be transferred to Woori Financial Group on the Share Exchange Date. In return for this exchange, Woori Financial Group shall allot a total of 5,792,866 newly issued common shares to the shareholders subject to share exchange at the exchange ratio of one common share of Woori Financial Capital (par value KRW 5,000) to 1.0567393 common shares of Woori Financial Group (par value KRW 5,000). Woori Financial Group does not have any plan to transfer treasury shares to the shareholders subject to share exchange.

B. How to Deal with Fractional Shares Resulting from the Share Exchange

If a fractional share, which is less than one whole share, arises as Woori Financial Group allots its shares to the shareholders subject to share exchange according to the exchange ratio, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX Securities Market) within one month from the Share Exchange Date.

C. Matters related to Listing and Trading of New Shares

The new shares (registered common shares) of Woori Financial Group issued as a result of the Share Exchange are expected to be listed on August 27, 2021; provided, that this expected listing date may change based on the consultation with relevant agencies or the approval process.

2. Capital & Capital Reserves to be Increased

Following the Share Exchange, Woori Financial Group will see an increase in its capital of KRW 28,964,330,000 (= number of new shares issued: 5,792,866 × par value: KRW 5,000). An increase in the capital reserves will be the total issue price of the new shares of Woori Financial Group minus the total increased amount of the capital. However, in cases where there is a difference between the price calculated by the relevant statutes and K-IFRS and the price calculated in the above manner, the former may be considered the amount of the capital reserves.

3. Payment of Subsidiary, Etc.

Pursuant to the above III. Guidelines for Comprehensive Share Exchange & Transfer – 1. Share Exchange – B. How to Deal with Fractional Shares Resulting from the Share Exchange, there is no subsidiary that Woori Financial Group is required to pay to the shareholders subject to share exchange as a result of the Share Exchange other than the cash paid thereto.

4. Compensation for Certain Shareholders

There is no additional direct or indirect compensation, such as special subsidiaries, that a Party or its special specially related person pays to a certain shareholder of the other Party in relation to the Share Exchange.

5. Expenses of the Share Exchange

It is agreed that any costs related to the Share Exchange, such as legal fees, tax fees, and financial advisory fees, shall be borne by each Party charged with such fees. The exact amount of the expenses has not been confirmed as of the filing date of the SRS, but the below shows an estimate thereof:

Classification	Amount (in KRW million)	Basis of Calculation
Advisory fees	400	Legal, tax, and financial advisory services, etc.
Listing fees	13	Additional listing fees, etc.
Other expenses	170	Registration and license tax, education tax, PPM costs, etc.
Total	583	Excluding VAT

Note) The above expenses related to the Share Exchange are subject to change in the process.

6.	Shareholding of Treasury Shares and Handling Policy

Classification	Woori Financial Group	Woori Financial Capital
Current shareholding of treasury shares	2 weeks	N/A
How to handle treasury shares	Will not be utilized for the Share Exchange	The registered common shares of Woori Financial Group will be given or cash will be paid (for any fractional share) according to the exchange ratio. Note 1), Note 2)
Current shareholding of the other Party’s shares	52,064,059 common shares of Woori Financial Capital (90.47%)	—

Note 1) As of the filing date of the SRS. If there are additional treasury shares acquired due to the exercise of the appraisal rights of the shareholders of Woori Financial Capital following the Share Exchange, the registered common shares of Woori Financial Group shall be given or cash shall be paid for any fractional share according to the exchange ratio.

Note 2) A comprehensive share exchange is a system under which a company becoming the wholly owning parent company owns the total number of issued and outstanding shares of another company becoming a wholly owned subsidiary (Article 360-2(1) of the Commercial Act). With regard to the treasury shares held by a company becoming a wholly owned subsidiary as of the share exchange date, the Commercial Act acknowledges an exception to the restrictions on the acquisition of the parent company’s shares by a subsidiary on the premise that the shares of the company becoming the wholly owning parent company are allotted (Article 342-2(1)1). Accordingly, Woori Financial Group plans to allot its new shares based on the exchange ratio for the treasury shares held by Woori Financial Capital as of the Share Exchange Date (i.e., the treasury shares acquired as a result of the exercise of the appraisal rights by the shareholders of Woori Financial Capital). Woori Financial Capital is required to dispose the shares of Woori Financial Group allotted for the above treasury shares as of the Share Exchange Date in three years from the acquisition date (i.e., August 10, 2021 or the Share Exchange Date) pursuant to Article 62-2(1) of the FHCA, and such disposal of shares may affect the share prices of Woori Financial Group.

Note 3) 52,064,059 common shares of Woori Financial Capital that Woori Financial Group holds as of the filing date of the SRS are not subject to the Share Exchange.

7. Transfer of Employment Contracts

N/A

8. Damages Suffered by Certain Class of Shareholders, Etc.

N/A

9. Creditors Protection Procedures

N/A

10. Other Share Exchange Conditions

The term of office of the directors and the members of the Audit Committee of Woori Financial Group who took office prior to the Share Exchange will continue to serve the term as previously agreed, notwithstanding Article 360-13 of the Commercial Act. No director will be newly appointed as a result of the Share Exchange.

Any details related to the Share Exchange, including any changes in the schedules thereof, will be delegated to the Representative Director of each Party within the scope of the resolution by the respective board of directors.

IV. MATTERS RELATED TO BUSINESS AND ASSETS

N/A

V. MATTERS RELATED TO MAJOR RIGHTS OF NEW SHARES

1. Registered Common shares Issued at the time of the Share Exchange and the Exchange Ratio

A. Among the shareholders listed on the register of shareholders of Woori Financial Capital, which will become a wholly owned subsidiary, as of the Share Exchange Date (expected to be at 00:00 a.m. on August 10, 2021), the shares of Woori Financial Capital held by the shareholders subject to share exchange excluding Woori Financial Group shall be transferred to Woori Financial Group on the Share Exchange Date. In return for this exchange, Woori Financial Group shall allot a total of 5,792,866 newly issued common shares to the shareholders subject to share exchange at the exchange ratio of one common share of Woori Financial Capital (par value KRW 5,000) to 1.0567393 common shares of Woori Financial Group (par value KRW 5,000). Woori Financial Group does not have any plan to transfer treasury shares to the shareholders subject to share exchange. Since the new shares of Woori Financial Group are allotted in return for the Share Exchange, the shareholders of Woori Financial Group may experience share dilution effect as a result.

The total number of exchanged new shares that Woori Financial Group plans to allot to the shareholders subject to share exchange is 5,792,866 common shares of Woori Financial Group. Please refer to the table below with regard to the share dilution effect.

Classification	Current	Increase	After share exchange
No. of issued shares	722,267,683	5,792,866	728,060,549
No. of outstanding shares	722,267,681	5,792,866	728,060,547

Note) As of the filing date of the SRS

The shareholder(s) holding the shares equivalent to 1.00000% of the total number of issued shares of Woori Financial Group will hold the shares equivalent to 0.99204% of the total number of issued shares after the Share Exchange.

Moreover, although Woori Financial Capital does not hold any treasury shares as of the filing date of the SRS, it may acquire treasury shares depending on whether its shareholders’ exercise of the appraisal rights prior to the Share Exchange Date, in which case the new shares of Woori Financial Group will be allotted in lieu of the treasury shares held by Woori Financial Capital as of the Share Exchange Date according to the exchange ratio. Woori Financial Capital is required to dispose the shares of Woori Financial Group allotted for the above treasury shares as of the Share Exchange Date in three years from the acquisition date (i.e., August 10, 2021 or the Share Exchange Date) pursuant to Article 62-2(1) of the FHCA, and such disposal of shares may affect the share prices of Woori Financial Group.

B. If a fractional share, which is less than one whole share, arises as Woori Financial Group issues new shares as a result of the Share Exchange, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day (expected to be August 27, 2021) of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX Securities Market) within one month from the Share Exchange Date.

C. There is no subsidiary that Woori Financial Group is required to pay to the shareholders subject to share exchange as a result of the Share Exchange other than the cash paid thereto for the fractional shares.

2. Matters related to Major Rights of New Shares

A. The exchanged new shares are registered common shares.

B. There are no other special provisions in the articles of incorporation, etc. that restrict the exercise of shareholder rights, such as dividends or voting rights, in relation to exchanged new shares.

3. Major Rights of New Shares to Be Issued by the Wholly Owning Parent Company

The following is an excerpt of the relevant provisions from the articles of incorporation of Woori Financial Group:

[Matters related to the par value, total number of authorized shares, and share classes]

Article 5 (Total Number of Authorized Shares) The total number of authorized shares shall be four billion shares.

Article 6 (Par Value) The par value of each share to be issued by the Company shall be KRW 5,000.

Article 8 (Classes of Shares) ① The shares to be issued by the Company shall be common shares and class shares.

② The class shares issued by the Company shall be: class shares in relation to dividends, class shares in relation to exclusion of voting rights, class shares in relation to conversion of shares, class shares in relation to repayment of shares, and shares which are a mixture of all or part of such class shares.

③ The number of non-voting class shares to be issued by the Company shall be up to 50% of the total number of issued shares notwithstanding Articles 10 through 10-5.

[Matters related to the pre-emptive rights]

Article 11 (Pre-Emptive Rights)

① In cases where new shares are issued by a resolution of the board of directors of the Company, the following methods shall apply:

1.    A method that gives a shareholder an opportunity to apply for subscription to new shares to allot new shares based on the number of the shares held by the shareholder;

2.    A method that gives an opportunity to foreign investors, domestic and foreign financial institutions, institutional investors, affiliated companies, investment companies, private equity funds, special purpose companies, and other particular persons (including the shareholders of the Company) to apply for subscription to new shares to allot new shares in methods other than the method prescribed in the above subparagraph 1 to the extent that does not exceed 50 percent of the total number of issued shares when necessary for business purposes of the Company, such as introduction of new technology, improvement of the financial structure of the Company or its subsidiary, fundraising, and strategic partnerships; or

3.    A method that gives an opportunity to any unspecified persons (including the shareholders of the Company) to apply for subscription to new shares in methods other than the method prescribed in the above subparagraph 1 to the extent that does not exceed 50 percent of the total number of issued shares, and allots new shares to the subscribers.

② In cases where new shares are allotted in the method stipulated in the above paragraph 1(3), the new shares shall be allotted in one of the following methods by a resolution of the board of directors:

1.    A method that allots new shares to unspecified subscribers without classifying different types of persons subject to the opportunity to apply for subscription to new shares;

2.    A method that gives any unspecified persons an opportunity to apply for subscription to new shares, which include the shares that have been allotted to the members of the employee stock ownership association under the relevant statutes but have not been subscribed;

3.    A method that gives the shareholders a preferential opportunity to apply for subscription to new shares, and then gives any unspecified persons an opportunity to be allotted new shares if there are any unsubscribed shares left; or

4.    A method that gives specific types of persons an opportunity to apply for subscription to new shares in accordance with the reasonable criteria prescribed in the relevant statutes, such as demand forecast that a financial investment business entity or an investment broker prepared as a subscriber or an arranger.

③ In cases where new shares are allotted under the above paragraphs 1(2) and 1(3), the matters stipulated in Articles 416(1), 416(2), 416(2-2), 416(3), and 416(4) of the Commercial Act shall be notified to the shareholders or publicly announced by no later than two weeks prior to the payment due date; provided, that such notification or public notice may be substituted by disclosing the Report on Material Facts to the FSC and the KRX under the FHCA.

④ In cases where new shares are issued in any of the methods stipulated in the subparagraphs of the above paragraph 1, the type, number, and issue price of the new shares shall be determined by a resolution of the board of directors.

⑤ When allotting the new shares, if there are any shares that remain unsubscribed until the due date or whose prices have not been paid off, the method of handling such shares, such as the adequacy of the issue price, shall be determined by a resolution of the board of directors as prescribed by the relevant statutes.

⑥ The method of handling any fractional shares that may arise from the allotment of new shares shall be determined by a resolution of the board of directors.

⑦ If new shares are allotted under paragraph 1, subparagraph 1, the warrants shall be issued to the shareholders.

[Matters related to the voting rights]

Article 29 (Voting Rights of the Shareholders)

A shareholder shall have one vote per share.

Article 30 (Exercise of Voting Rights in Disunity)

① If a shareholder holding at least two votes wishes to exercise his/her voting rights in disunity, he/she shall notify the Company, in writing or by an electronic document, of his/her intent to do so and the grounds therefor three days prior to the date set for a general meeting of shareholders.

② The Company may reject the exercise of vote in disunity by a shareholder unless he/she has accepted a trust of shares or he/she holds the shares on behalf of another person.

Article 31 (Exercise of Voting Rights by Proxy)

① A shareholder may cause a proxy to exercise his/her voting rights.

② The proxy stated in the above paragraph 1 shall submit a document proving his/her power of representation (power of attorney) before a general meeting of shareholders begins.

Article 32 (Resolutions at the General Meeting of Shareholders)

① A general meeting of shareholders shall reach a resolution by the majority of the voting rights of the shareholders present at the general meeting and of at least a quarter of the total number of issued and outstanding shares unless otherwise specified in the laws and regulations or the articles of incorporation.

② The number of votes exercised pursuant to Article 33 shall be included in the number of votes of the shareholders present.

Article 33 (Exercise of Voting Rights in Writing)

① Any shareholder may exercise his/her voting rights in writing without being present at a general meeting of shareholders according to a resolution of the board of directors.

② In the case of paragraph 1, the Company shall attach the documents and reference materials to a convocation notice of the general meeting of shareholders needed for shareholders to exercise their voting rights.

③ Any shareholder who wishes to exercise his/her voting rights in writing shall fill out the forms specified in the paragraph 2 and submit them to the Company by no later than the day prior to the meeting date.

[Matters related to dividends]

Article 13 (Equal Profit-Sharing)

The Company shall distribute the profits equally to all shares of the same class issued (including shares converted) as of the distribution record date regardless of the issue date of the shares.

Article 59 (Dividends)

① The dividends may be paid in cash, with shares, or with other properties.

② The dividends of paragraph 1 shall be paid to the shareholders listed on the register of shareholders or to the registered pledgees as of the date prescribed in Article 16(1).

③ In cases where the Company pays out dividends with other properties under paragraph 1, the shareholders may request the payment be made in cash instead of with other properties, and the Company may pay out dividends in cash instead of with other properties to the shareholders holding fewer than a certain number of shares.

Article 60 (Interim Dividends)

① The Company may pay interim dividends under the relevant statutes, including the Commercial Act, to the active shareholders as of the date determined by a resolution of the board of directors only once per each business year.

② The amount of interim dividends shall be limited up to the amount calculated by deducting the following amounts from the net assets on the balance sheet of the immediately preceding period for the settlement of accounts:

1.    The amount of the capital of the immediately preceding period for the settlement of accounts;

2.    The sum of the capital reserves and earned surplus reserves accumulated until the immediately preceding period for the settlement of accounts;

3.    The amount of the unrealized gains prescribed in the Enforcement Decree of the Commercial Act;

4.    The amount determined to be distributed by a regular general meeting of shareholders of the immediately preceding period for the settlement of accounts;

5.    The amount of the voluntary reserves accumulated for a certain purpose until the immediately preceding period for the settlement of accounts under the provision of the articles of incorporation or by a resolution of a general meeting of shareholders; and

6.    The amount of the earned surplus reserves to be accumulated in this period for the settlement of accounts according to the interim dividends.

③ When paying the interim dividends, the same dividend rate shall apply to the common shares and the class shares under Articles 10 through 10-5.

④ The interim dividends shall not be paid if profits are not expected in the period for the settlement of accounts.

Woori Financial Group set a record date for interim dividends pursuant to its articles of incorporation at a meeting of its board of directors held on July 2, 2021, and the record date is July 30, 2021. According to the interpretation of the Commercial Act, the ceiling amount of such dividends must be specified in the Share Exchange Agreement. The parties to the Share Exchange Agreement determined the “limit prescribed by Article 462-3(2) of the Commercial Act (approximately KRW 245 billion)” as such ceiling amount when they executed an amendment to the Share Exchange Agreement on July 2, 2021. However, the actual implementation and amount of interim dividends will be determined by the board of directors of Woori Financial Group. Even in the case of implementation of interim dividends, such interim dividends will be paid to its shareholders named on the list of shareholders as of July 30, 2021, the record date for interim dividend set by the board of directors of Woori Financial Group. The share exchange is to be made on August 10, 2021, and thus the shareholders of Woori Financial Capital, who will be issued new shares of Woori Financial Group according to the Share Exchange, are not entitled to receive such interim dividends.

VI. INVESTMENT RISK FACTORS

1. Risk Factors related to the Conditions for the Successful Share Exchange

A. Risks concerning the board of directors (substituting a general meeting of shareholders)

Woori Financial Group, which becomes the wholly owning parent company, meets the requirements for small-scale share exchange under Article 360-10 of the Commercial Act; hence, Woori Financial Group intends to carry out the Share Exchange in accordance with the procedures of the small-scale share exchange thereunder. Meanwhile, Woori Financial Capital, which becomes a wholly owned subsidiary, satisfies the requirements for simplified share exchange under Article 360-9 of the Commercial Act. Accordingly, Woori Financial Capital intends to carry out the Share Exchange in accordance with the procedures of the simplified share exchange thereunder. With regard to the Share Exchange, the approval of a general meeting of shareholders of both Woori Financial Group and Woori Financial Capital shall be substituted by the approval of their respective board of directors.

However, in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies his/her intent to oppose to the small-scale share exchange, the approval of its board of directors can no longer replace the approval of its general meeting of shareholders, which may constitute a reason for the contract cancellation or amendment under the Share Exchange Agreement. Moreover, if a party wishes to follow the procedures for common share exchange and get the approval of a general meeting of shareholders for the Share Exchange, but if the item on the approval of the Share Exchange is rejected at the said meeting, the entire Share Exchange may founder. Investors should be aware of this risk.

As of the filing date of this amended SRS (June 22, 2021), the period of receiving any notice of dissenting to a small-scale share exchange (June 9, 2021 ~ June 16, 2021) has expired. Since the number of shares held by the shareholders, who have given such dissenting notice, is less than 20/100 of the total number of issued shares, the Share Exchange will proceed according to the procedure of small-scale share exchange as proposed.

Woori Financial Group, which becomes the wholly owning parent company, intends to carry out the Share Exchange in accordance with the procedures of the small-scale share exchange under Article 360-10 of the Commercial Act because it meets the requirements therefor. In addition, Woori Financial Capital, which becomes a wholly owned subsidiary, will follow the procedures of the simplified share exchange under Article 360-9 of the Commercial Act because it satisfies the requirements therefor. Accordingly, for the Share Exchange, the approval of a general meeting of shareholders of both Woori Financial Group and Woori Financial Capital shall be substituted by the approval of their respective board of directors. The relevant provisions in the Commercial Act are as follows:

Article 360-9 of the Commercial Act (Simplified Share Exchange)

① In cases where all the shareholders of a company becoming a wholly owned subsidiary give their consent or where a company becoming a wholly owning parent company owns at least 90 percent of the total number of issued and outstanding shares of the company becoming the wholly owned subsidiary, the approval of a general meeting of shareholders of the company becoming the wholly owned subsidiary may substitute for the approval of the board of directors.

Article 360-10 of the Commercial Act (Small-Scale Share Exchange)

① Where the total number of new shares issued and treasury shares transferred for a share exchange by a company becoming a wholly owning parent company does not exceed ten percent of the total number of issued and outstanding shares of the relevant company, the approval of a general meeting of shareholders under the provision of Article 360-3(1) of the relevant company may be substituted by the approval of the board of directors; provided, that the foregoing shall not apply where the money or other assets to be provided to the shareholders of the company becoming a wholly owned subsidiary has been determined and the value thereof exceeds five percent of the value of the current net assets of the company becoming a wholly owning parent company on its final balance sheet provided for in Article 360-4(1)3.

④ A company becoming a wholly owning parent company shall give a public notice on the business name and the head office of the company becoming a wholly owned subsidiary, the date of share exchange and the purport that a share exchange is to be made without obtaining an approval under Article 360-3(1), or notify it to the shareholders, within two weeks of the preparation of a share exchange agreement.

⑤ In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of a company becoming a wholly owning parent company notifies the company in writing of his/her intent to oppose to the share exchange under the main body of paragraph (1) within two weeks from the date of a public notice or notice under paragraph (4), the share exchange under this Article shall not be made.

Please note that in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies his/her intent to oppose to the small-scale share exchange, the approval of its board of directors can no longer replace the approval of its general meeting of shareholders, which may constitute a reason for the contract cancellation or amendment under the Share Exchange Agreement.

Moreover, if a party wishes to follow the procedures for common share exchange and get the approval of a general meeting of shareholders for the Share Exchange, the approval requires the affirmative votes of at least two thirds of the voting rights of the shareholders present at the general meeting of Woori Financial Group and of at least one third of the total number of issued and outstanding shares. If not, the entire Share Exchange may founder. Investors should be aware of this risk.

As of the filing date of this amended SRS (June 22, 2021), the period of receiving any notice of dissenting to a small-scale share exchange (June 9, 2021 ~ June 16, 2021) has expired. Since the number of shares held by the shareholders, who have given such dissenting notice, is less than 20/100 of the total number of issued shares, the Share Exchange will proceed according to the procedure of small-scale share exchange as proposed.

B. Risk concerning the amendment, cancellation, and invalidation of the Share Exchange Agreement

According to the Share Exchange Agreement between Woori Financial Group and Woori Financial Capital, if any of the following occurs, the Agreement may lose effect retrospectively, or may be changed or cancelled by written agreement of the parties. Under Article 9 (Effective Date of the Agreement), if the item on the approval of the Agreement is rejected at the board of directors meeting of either Woori Financial Group or Woori Financial Capital, the Agreement may lose effect retrospectively without any action of the Parties. Also, the Parties may amend or cancel the Agreement pursuant to Article 10 (Amendment and Cancellation of the Agreement).

As the Share Exchange is carried out with the approval of the board of directors in lieu of the approval of the general meeting of shareholders, it is deemed less likely that the Share Exchange Agreement will be cancelled. However, please note that it is difficult to completely rule out the possibility of the cancellation due to a variety of reasons, including but not limited to a natural disaster, and other significant changes in the property and business of the Parties.

The Share Exchange may be affected by a variety of conditions, which means that there is always a possibility of the Agreement being invalidated, the Share Exchange being delayed, or not completed at all.

In particular, if any of the reasons for the contract invalidation, amendment, or cancellation stipulated in Share Exchange Agreement arises, the Agreement may lose effect retrospectively without any action of the Parties, or amended or cancelled by the Parties.

[Share Exchange Agreement]

Article 9 (Effective Date of the Agreement)

The Agreement shall become effective immediately upon execution; provided, that if the item on the approval hereof is rejected at the board of directors meeting of either Woori Financial Group or Woori Financial Capital held under Article 5, it may lose effect retrospectively without any action of the Parties.

Article 10 (Amendment and Cancellation of the Agreement)

① In cases where any matter related to a provision herein shall be in violation of the relevant statutes or accounting standards from the execution date hereof to the date of share exchange, the Parties may amend the Agreement in compliance with such relevant statutes or accounting standards by written agreement, and the rights to agree on such change shall be delegated to the Representative Director of each Party.

② In cases where any of the following occurs from the execution date hereof to the date of share exchange, the Parties may cancel or amend the Agreement by written agreement:

1. In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies in writing of his/her intent to oppose to the Share Exchange under Article 360-10(5) of the Commercial Act and Article 62-2(2) the FHCA;

2. In cases of a natural disaster, or a significant change in the property or management status of Woori Financial Group or Woori Financial Capital; and/or

3. In cases where a reason for not being able to continue the Agreement arises, such as an irreversible violation of the statutes or an unfair share exchange ratio resulting from the Share Exchange.

As the Share Exchange is carried out with the approval of the board of directors in lieu of the approval of the general meeting of shareholders, it is deemed less likely that the Share Exchange Agreement will be cancelled. However, please note that it is difficult to completely rule out the possibility of the cancellation due to a variety of reasons, including but not limited to a natural disaster, and other significant changes in the property and business of the Parties.

C. Risk concerning the purchase price for dissenting shareholders being lower than the trading price

The purchase price for dissenting shareholders of Woori Financial Capital in relation to the Share Exchange is KRW 11,539. Also, the closing price of the common shares of Woori Financial Capital on the stock exchanges on June 10, 2021, which is the day prior to the filing of the SRS, was KRW 11,800. Please be advised that the shareholders who exercise their appraisal rights may sustain financial disadvantages if the purchase price for dissenting shareholders is lower than the actual trading price of the shares of Woori Financial Capital.

[Purchase price for dissenting shareholders and trading price]

(Unit: in KRW)

Classification	Woori Financial Group	Woori Financial Capital
Purchase price for dissenting shareholders	—	11,539
Closing price on June 10, 2021	11,400	11,800

The purchase price for dissenting shareholders of Woori Financial Capital in relation to the Share Exchange is KRW 11,539. Also, the closing price of the common shares of Woori Financial Capital on the stock exchanges on June 10, 2021, which is the day prior to the filing of the SRS, was KRW 11,800. Please be advised that the shareholders who exercise their appraisal rights may sustain financial disadvantages if the purchase price for dissenting shareholders is lower than the actual trading price of the shares.

D. Risk concerning the worse financial standing due to excessive appraisal rights

The shareholders of Woori Financial Group are not granted the appraisal rights because the Share Exchange constitutes a small-scale share exchange while the dissenting shareholders of Woori Financial Capital are granted the appraisal rights. Please note that if the number of shares subject to the appraisal rights reaches a level that may incur financial burden on Woori Financial Capital, the share exchange cost recognition and capital reduction as a result thereof may have a negative impact on the financial standing of Woori Financial Capital.

As the Share Exchange constitutes a small-scale share exchange for the shareholders of Woori Financial Group, they are not given any appraisal rights. On the other hand, the dissenting shareholders of Woori Financial Capital are granted the appraisal rights. Since Woori Financial Capital is a listed company, the purchase price of the shares of Woori Financial Capital for shareholders opposing to the Share Exchange has been calculated as KRW 11,539 per share on the basis of Article 165-5(3) of the FISCMA and Article 176-6(3)1 of the Enforcement Decree thereof. This price is what the Company suggests for consultation with the shareholders. If no agreement is reached with the shareholders on the purchase price, the following process shall be followed to handle the matter:

[Process to follow in case the agreement is not reached]

•

Under Article 62-2(4) of the FHCA, if the company that will carry out a share exchange or a shareholder holding at least 30 percent of the number of the shares subject to the appraisal opposes to the above purchase price, the said company or the shareholder may file an application for the adjustment of the purchase price with the FSC until ten days prior to the due date of the purchase payment.

•	Also, under Articles 360-5(3), 374-2(4), and 374-2(5) of the Commercial Act, the said company or shareholder opposing to the above purchase price may request the court to determine the purchase price.

•

However, please note that there is a possibility that the court may give a different interpretation of Article 62-2(3) of the FHCA with regard to whether the company or shareholder is eligible to make such request the court to determine the purchase price.

•

Furthermore, even if the shareholders against the above purchase price request the FSC for adjustment or the court for determination, such request shall not have any effect on the process of the Share Exchange itself. The amount adjusted or determined from such request shall be valid only for the shareholders who made such request for adjustment or determination.

Please note that if the number of shares subject to the appraisal rights reaches a level that may incur financial burden on Woori Financial Capital as a result of the Share Exchange, the share exchange cost recognition and capital reduction resulting therefrom may have a negative impact on the financial standing of Woori Financial Capital.

E. Risk concerning suits filed by minority shareholders

It is possible that some minority shareholders of the companies that will go through the Share Exchange will file a lawsuit seeking nullification of the Share Exchange on the basis of any procedural fault or unfair exchange ratio. Since the ratio of the Share Exchange was calculated in due compliance with the relevant statutes, and the procedure for the Share Exchange complies with the provisions stipulated in the relevant statutes, such as the Commercial Act, the possibility for the court to nullify the Share Exchange is deemed low. However, please be advised that it is difficult to completely rule out the possibility of a lawsuit being filed in relation to the Share Exchange.

It is possible that some minority shareholders of the companies that will go through the Share Exchange will file a lawsuit seeking nullification of the Share Exchange on the basis of any procedural fault or unfair exchange ratio. If the court admits such nullification, there is a risk that the Share Exchange will become null and void.

The Share Exchange is being carried out in compliance with the procedures and regulations stipulated in the Commercial Act, the FISCMA, and the FHCA. In particular, in terms of the risk of possible nullification of the Share Exchange on the grounds of an unfair exchange ratio, we can refer to a Supreme Court’s precedent concerning a lawsuit seeking nullification of merger on the grounds of an unfair merger ratio. The precedent states, “When all or part of the companies subject to the merger are listed companies, if the merger price has been calculated in accordance with the methods and procedures stipulated in the relevant statutes, including the Securities and Exchange Act and the Enforcement Decree thereof, and if the merger ratio has been determined accordingly, the court cannot admit that the merger agreement shall be considered null and void on the grounds of remarkable unfairness of the merger ratio unless there are other special circumstances, such as the calculation of the merger price was based on false information or absurd estimates” (Supreme Court Decision No. 2007Da64136 rendered on January 10, 2008).

Both Woori Financial Group and Woori Financial Capital are listed companies, so the share exchange ratio was calculated in accordance with Article 165-4 of the FISCMA and Articles 176-5(1)1 and 176-6(2) of the Enforcement Decree thereof: the base share price calculated by the arithmetic mean of each company’s weighted arithmetic average of the closing prices for the most recent one month, each company’s weighted arithmetic average of the closing prices for the most recent one week, and each company’s most recent closing price was used as the exchange value.

As explained above, the ratio of the Share Exchange was calculated in due compliance with the relevant statutes, and the procedure for the Share Exchange complies with the provisions stipulated in the relevant statutes, such as the Commercial Act; hence, the possibility for the court to nullify the Share Exchange is deemed low. However, please be advised that it is difficult to completely rule out the possibility of a lawsuit being filed in relation to the Share Exchange.

F. Possibility of a separate agreement for the Share Exchange

Woori Financial Group and Woori Financial Capital may enter into a separate agreement on the matters that require further agreement for the Share Exchange, and such separate agreement shall be considered as part of the Agreement. After the execution of the Share Exchange Agreement, Woori Financial Group set a record date for interim dividends pursuant to its articles of incorporation at a meeting of its board of directors held on July 2, 2021, and the record date is July 30, 2021. According to the interpretation of the Commercial Act, the ceiling amount of such dividends must be specified in the Share Exchange Agreement. The parties to the Share Exchange Agreement determined the “limit prescribed by Article 462-3(2) of the Commercial Act (approximately KRW 245 billion)” as such ceiling amount when they executed an amendment to the Share Exchange Agreement on July 2, 2021. Investors should keep this in mind.

Woori Financial Group and Woori Financial Capital may enter into a separate agreement on the matters that require further agreement for the Share Exchange, and such separate agreement shall be considered as part of the Agreement. After the execution of the Share Exchange Agreement, Woori Financial Group set a record date for interim dividends pursuant to its articles of incorporation at a meeting of its board of directors held on July 2, 2021, and the record date is July 30, 2021. According to the interpretation of the Commercial Act, the ceiling amount of such dividends must be specified in the Share Exchange Agreement. The parties to the Share Exchange Agreement determined the “limit prescribed by Article 462-3(2) of the Commercial Act (approximately KRW 245 billion)” as such ceiling amount when they executed an amendment to the Share Exchange Agreement on July 2, 2021. Investors should keep this in mind.

2.	Listing of New Shares of the Wholly Owning Parent Company to Be Issued as a Result of the Share Exchange & Delisting of the Wholly Owned Subsidiary

A. Expected listing date of the new shares

The listing of exchanged new shares is scheduled to be on August 27, 2021. (However, it is subject to change based on consultation with relevant agencies.)

•	Share Exchange Date: August 10, 2021

•	Expected listing date: August 27, 2021

B. Delisting of the company becoming a wholly owned subsidiary following the share exchange

Woori Financial Capital, which is a listed company and will become a wholly owned subsidiary, is scheduled to be delisted on August 27, 2021 according to the securities market listing regulations. However, this date is only an estimated date as of the disclosure and is subject to change based on consultation with relevant agencies.

3. Any Put Option, Call Option, Put Back Option Agreements with the Other Party or a Third Party in relation to the Share Exchange

N/A as of the filing date of the SRS

4. Risk Factors to Consider concerning Investment in the Relevant Shares after the Successful Share Exchange

A. Note on investment risk factors

In preparing this section, Woori Financial Group has referred to the data of Woori Financial Group and Woori Financial Capital, and the data published by other institutions (e.g., Financial Statistics Information System (“FISIS”), statistics from Korea Federation of Banks, press releases from the Financial Supervisory Service (the “FSS”)) to help the investors make investment decisions. Also, please see the following definitions of the relevant terms for your better understanding of the investment risk factors:

[Definitions]

The terms used in the SRS shall be defined as follows:

(1) NIM (Net Interest Margin): It is an indicator of a bank’s yield. It shows the net interest income (operating margin) per unit of the bank’s operating funds earned as a result of the bank’s operation of all interest-earning assets. It is calculated by dividing net return on investment (i.e., investment returns – interest expenses) by average earning assets.

(2) ROA (Return on Assets): It is a ratio of net income to total assets. It indicates how efficiently a specific financial institution manages its assets, such as holdings, loans, and marketable securities. It is calculated by dividing after-tax net income by average total assets. In general, total assets are equal to acquisition costs minus depreciation costs, and the average total assets equal to the average of the assets at the beginning and end of the term.

(3) ROE (Return on Equity): It is a ratio of net income to shareholders’ equity. It indicates how efficiently a specific financial institution generates profits based on its shareholders’ equity. In general, it is calculated by dividing (adjusted) net income by average shareholders’ equity. As the total liabilities are excluded from the calculation, ROE reflects the leverage effect unlike ROA.

(4) Non-performing loan (NPL) ratio: It is a ratio of the amount of non-performing loans in a bank’s loan portfolio to the total amount of outstanding loans the bank holds. It is an indicator of the bank’s asset soundness. The total outstanding loans are the sum of total loans in bank accounts, trust accounts, and merchant banking accounts, excluding interbank loans. More specifically, they refer to the non-performing loans specified in Attached Table 12 of the Enforcement Bylaws of Banking Business Supervisory Affairs. Based on the asset soundness criteria, loans are classified into five – normal, precautionary, substandard, doubtful, and estimated loss – and NPL is the sum of the loans classified as substandard, doubtful, and estimated loss.

(5) D-SIB (Domestic Systematically Important Banks): It refers to the banks and bank holding companies that the FSC selects every year according to the Supervisory Regulations on Banking Business and on Financial Holding Companies in consideration of a bank’s influence (or systematic significance) on the domestic financial system, such as its size and its connectivity with other financial companies. The FSC has chosen Woori Financial Group, Shinhan Financial Group, Hana Financial Group, KB Financial Group, and NH Financial Group as systematically important bank holding companies and Woori Bank, Shinhan Bank, Jeju Bank, KEB Hana Bank, KB Kookmin Bank, and Nonghyup Bank as systematically important banks. On the recommendation of the Basel Committee on Banking Supervision, the FSC started identifying these D-SIBs in 2016 and the D-SIBs are required to set aside an additional capital of 1% by 0.25% per year in the next four years from 2016 to 2019 in a phased manner. Accordingly, the D-SIBs are required to set aside an additional capital of 1% from 2019.

(6) C-Tier 1: It is a ratio of the common share capital divided by risk-weighted assets.

(7) Tier 1: It is a ratio of core capital to risk-weighted assets. It is an indicator calculated by removing supplementary capital from the total capital (shareholders’ equity) to determine real equity soundness. Core capital refers only to permanent capital, such as paid-in capital, capital reserves, and retained earnings. It is the sum of common share capital and other core capital.

(8) Supplementary capital: Along with core capital, it is part of shareholders’ equity, which is the numerator in the Bank for International Settlements (BIS) capital adequacy ratio formula. Although it is not a typical shareholders’ equity, it is deemed legitimate and important to be included in the shareholders’ equity. It includes the capital that has a nature of liabilities, such as subordinated bonds.

(9) Total equity ratio: It is a ratio of total capital (shareholders’ equity) to risk-weighted assets and indicates capital soundness. It is also called BIS capital adequacy ratio or BIS capital ratio. The total capital is the sum of core capital and supplementary capital.

(10) Risk-weighted assets: It is the denominator in the BIS capital adequacy ratio formula. It is not a simple sum of asset accounts on the balance sheet; rather, it is a sum of the amounts calculated by applying risk weights, or the level of risks exposed, to each asset to reflect actual risks.

(11) Loan-To-Value (LTV) ratio: It is a ratio of the loan amount to the value of the asset securing the loan, and it is one of the criteria for a secured loan. In general, it can be understood as the maximum limit of the loan amount compared to the collateral value when banks offer home mortgages.

(12) Debt-to-income (DTI) ratio: It is a ratio of the amount of principal and interest payments of the borrower’s financial liabilities to his/her income, and it is one of the criteria for a secured loan. The principal and interest payments on a loan should be made primarily from the borrower’s income, so financial institutions consider the DTI ratio to reflect the borrower’s ability to repay the debt based on his/her income when they offer home mortgages.

(13) Debt service ratio (DSR): It is the ratio of the debt service (principal and interest) payments of new and existing loans divided by the borrower’s annual income. It is an indicator used to assess the borrower’s ability to repay the debt. The liabilities used for the calculation of DSR include home mortgages, credit loans, student loans, installments, and credit lines.

(14) Liquidity coverage ratio (LCR): Short-term LCR is an indicator that ensures financial institutions to hold a sufficient level of highly liquid assets without any constraints so that they can deal with a potential liquidity crisis for 30 days.

(15) Net stable funding ratio (NSFR): It is a ratio that indicates whether a financial institution has a sufficient level of long-term stable funds to cover large liabilities that are likely to be flow out within one year to compensate for liquidity risks inherent in the financial institution’s asset-liability structure.

(16) Bail-in: It requires shareholders and creditors to first bear the costs in their order of bearing loss to absorb losses and re-expand capital needed to normalize business and maintain core functions in the process of recovering and liquidating an insolvent financial company prior to a bail-out by the government using taxpayers’ money for funding.

(17) Total loan exposure: It refers to all assets that have credit exposure among the total loans (i.e., assets subject to the asset soundness classifications within the scope of credit facilities under the Attached Tables 2 & 3 of the Supervisory Regulations on Banking Business, which is the sum of the loans subject to the calculation of non-performing loans in accordance with the Report on the Classification of Loan Soundness (B2401) submitted to the FSS).

(18) Double leverage ratio: It indicates the stability of financial structure of a financial holding company. [Total capital contribution in a subsidiary based on the non-consolidated financial statements / total capital x100]

(19) Bail-out: It is when external parties provide large-scale public funds and normalize a bank that is about to go bankrupt. A typical example is the bail-out from the International Monetary Fund (IMF), which offered a bail-out to insolvent Korean banks in 1998 under harsh conditions.

(20) Administrative dispute: In broad terms, it includes both administrative trials before the administrative agencies and administrative litigations before the courts, but in the narrow sense, it only refers to the former. Administrative trials mean any administrative disputes in relation to an objection, request for appeal, request for re-resolution, and request for trial are judged by the administrative agencies (disposition agencies or higher authorities) or judgment agencies established within the administration. On the other hand, the administrative litigations mean the trials by the judiciary.

Investors shall carefully examine all the information included in the SRS, and all the information, including the investment risk factors described below and footnotes related to the financial statements of Woori Financial Group, which will become the wholly owning parent company. Any other investment risks and uncertainties that are unknown as of today or deemed insignificant, and any of the investment risk factors described below may, if realized, have a negative impact on the business, financial standing, and operation performance of Woori Financial Group, which will become the wholly owning parent company, and Woori Financial Capital, which will become a wholly owned subsidiary. Please note that in such case, the share prices may fall and investors may sustain loss for some or all of their investments accordingly.

[Business Risks]

[Business Risks of the Wholly Owning Parent Company (Woori Financial Group)]

The Company is classified as a bank holding company under the FHCA. There are eight bank holding companies in Korea, and the following is a summary financial information of each company as of the end of the most recent business year.

[Summary financial information – bank holding companies]	(Unit: in KRW million, %)

Bank	Rating	Assets	Liabilities	Equities	Operating Income	Net Income	BIS Capital Adequacy Ratio	NPL ratio
Woori	AAA	399,081,017	372,355,172	26,725,845	2,080,394	1,515,249	13.84	0.42
Shinhan	AAA	605,234,104	558,877,246	46,356,858	4,929,736	3,498,076	15.74	0.53
KB	AAA	610,672,192	567,310,733	43,361,459	4,615,992	3,502,281	15.28	0.79
Nonghyup	AAA	483,460,697	457,417,852	26,042,845	3,223,859	2,048,761	15.18	0.48
Hana	AAA	460,313,302	428,713,014	31,600,288	3,836,422	2,684,878	14.20	0.40
BNK	AAA	114,156,871	104,530,589	9,626,282	748,191	562,556	12.93	0.70
DGB	AAA	79,971,805	74,167,758	5,804,047	490,031	376,805	12.41	0.58
JB	AA+	53,375,463	49,346,603	4,028,860	469,519	390,849	13.22	0.62

(Note 1) In the order of the amount of assets (except for Woori Financial Group)

(Note 2) The figures on the consolidated financial statements are used.

(Note 3) Net income column is based on the total net income.

(Source: 2020 Business Reports of each company)

The following is a summary financial information of each company as of the end of the first quarter of 2021.

[Summary financial information – bank holding companies]	(Unit: in KRW million, %)

Bank	Rating	Assets	Liabilities	Equities	Operating Income	Net Income	BIS Capital Adequacy Ratio	NPL ratio
Woori	AAA	378,214,148	352,409,156	25,804,992	773,338	557,771	13.61	0.39
Shinhan	AAA	578,098,127	536,156,102	41,942,025	1,257,391	949,540	15.90	0.53
KB	AAA	544,881,709	506,072,215	38,809,494	1,039,119	738,937	16.00	0.82
Nonghyup	AAA	450,854,105	426,357,048	24,497,057	606,775	348,901	14.99	0.47
Hana	AAA	439,689,407	410,610,731	29,078,676	879,003	674,052	16.32	n.a.
BNK	AAA	106,206,257	96,869,465	9,336,792	205,958	148,468	12.42	0.73
DGB	AAA	75,307,364	69,744,293	5,563,071	133,274	97,664	14.98	0.61
JB	AA+	49,145,638	45,276,514	3,869,124	136,420	101,607	13.22	0.63

(Note 1) In the order of the amount of assets (except for Woori Financial Group)

(Note 2) The figures on the consolidated financial statements are used.

(Note 3) Net income column is based on the total net income.

(Source: 2021 1Q Business Reports of each company)

A. Risk related to the competitiveness and business performance of the subsidiaries

Woori Financial Group Inc. (“Company” or “Woori Financial Group Inc.” or “Woori Financial Group”) is a financial holding company established under the FHCA. Financial holding companies like the Company are not allowed to engage in other profit-making businesses except for managing the business of their subsidiaries, such as financial support and investment support for a subsidiary, and the affairs incidental thereto. Hence, the major source of income is the dividends from their subsidiaries. Accordingly, the competitive elements of a financial holding company are directly related to the competitiveness of its subsidiaries within their respective industries. The Company engages in the financial industry, including its major subsidiary Woori Bank, and other subsidiaries in credit card, capital, merchant banking, asset management, and real estate trust industries. If the Company and its subsidiaries fail to have an efficient business management, such failure may have a negative impact on its overall business conditions. The market competitiveness and business performance of the subsidiaries may have a direct impact on the competitiveness and profit of the Company. Please be advised that investors should have a comprehensive review on the business of its subsidiaries to examine the business risks of the Company.

The operating incomes and net incomes of the major subsidiaries of the Company for the past three years and the first quarter of this year are as follows:

[Woori Bank]	(Unit: in KRW 1 billion)

Classification	2021 1Q	2020	2019	2018	2017
Operating Income	714	1,765	2,472	2,416	1,790
Net Income	553	1,309	1,791	1,811	1,276

(Source: Woori Bank’s quarterly and annual Business Reports)

[Woori Card]	(Unit: in KRW 1 billion)

Classification	2021 1Q	2020	2019	2018	2017
Operating Income	94	154	124	167	123
Net Income	71	119	109	127	93

(Source: Woori Card’s quarterly and annual Business Reports)

[Woori Financial Capital]	(Unit: in KRW 1 billion)

Classification	2021 1Q	2020	2019	2018	2017
Operating Income	51	128	121	99	90
Net Income	39	97	91	76	58

(Source: Woori Financial Capital’s quarterly and annual Business Reports)

[Woori Investment Bank]	(Unit: in KRW 1 billion)

Classification	2021 1Q	2020	2019	2018	2017
Operating Income	21	68	56	32	22
Net Income	16	62	55	32	21

(Source: Woori Investment Bank’s quarterly and annual Business Reports)

The Company is a financial holding company established in January 2019 under the FHCA. It is not allowed to engage in other profit-making businesses except for managing the business of its subsidiaries and the affairs incidental thereto, such as financial support for a subsidiary, fundraising to provide investment support for a subsidiary, administrative support to develop and sell joint products with a subsidiary or to jointly utilize the facilities and computer systems, and other tasks that do not require licensing, approvals or permits.

[Concerning financial holding company’s business – the FHCA]

Chapter IV. Business Affairs of Financial Holding Companies and Inclusion of Companies as Subsidiaries Thereof

Article 15 (Business Affairs)

No financial holding company shall engage in other profit-making business affairs except for business affairs prescribed by Presidential Decree as incidental to managing its subsidiaries.

(Source: Ministry of Government Legislation)

[Concerning financial holding company’s business – Enforcement Decree of the FHCA]

Article 11 (Business Affairs of Financial Holding Companies)

① “Business affairs prescribed by Presidential Decree” in Article 15 of the Act means the following business affairs: <Amended on January 18, 2010 and December 30, 2015>

1. Affairs concerning business administration:

(a) Setting business goals and approving business plans with respect to subsidiaries, etc.;

(b) Evaluation of business performance of subsidiaries, etc. and determination of remuneration;

(c) Determination of management governance structure with respect to subsidiaries, etc.;

(d) Inspection of business affairs and status of property of subsidiaries, etc.;

(e) Internal control and risk management of subsidiaries, etc.;

(f) Affairs incidental to items (a) through (e);

2. Affairs incidental to business administration:

(a) Financial support to subsidiaries, etc. (including loans of money, securities, and other properties having economic value, guarantee of an obligation, and other direct and indirect transactions involving transactional credit risks; hereafter the same shall apply in this Article);

(b) Procurement of funds for investment in subsidiaries, etc. or providing financial support to subsidiaries, etc.;

(c) Provision of resources necessary for the business of subsidiaries, etc., including support for the development and sale of financial products of subsidiaries, etc.;

(d) Business entrusted by subsidiaries, etc. to support the business of the subsidiaries, etc., including computer, legal affairs, accounting, etc.;

(e) Other business affairs which do not require authorization, license or approval, etc. under statutes and regulations.

② Detailed matters concerning paragraph (1)2(c) and (1)2(d) are as prescribed in attached Table 3. <Newly Inserted on January 18, 2010>

(Source: Ministry of Government Legislation)

The major source of income of a financial holding company is the dividends from its subsidiaries, and it does not perform separate business activities. Therefore, the competitive elements of a financial holding company are directly related to the competitiveness of its subsidiaries within their respective industries. Moreover, the dividend payments by its subsidiaries are regulated by the Commercial Act, the Banking Act, and other supervisory regulations of different supervisory authorities on the capital levels and retained earnings. Here are some examples:

Under the Commercial Act, dividends can be paid out only if there are distributable profits. Distributable profits are calculated by deducting the sum of the company’s capital and various obligatory reserves from the net assets as of the end of each fiscal year.

Under the Banking Act, a bank shall accumulate at least 10 percent of its net profits as earned surplus reserves until the reserve reaches the total amount of capital, whenever it pays dividends on earned net profits; provided, that the provisions on the earned surplus reserves of the Commercial Act and the Banking Act were amended in 2019 as follows:

[Accumulation of earned surplus reserves] (Amended in 2019)

Commercial Act	Accumulate at least 10 percent of its cash dividends until its reserve reaches half of the capital
Banking Act	Accumulate at least 10 percent of its net profits until the reserve reaches the total amount of capital

According to the Banking Act and the regulations enacted by the FSC, if a bank fails to meet the required capital adequacy ratio or if it is subject to the management improvement measures by the FSC, the FSC may restrict the bank from making a decision on dividend payment or from paying out dividends.

If a subsidiary of the Company fails to meet the statutes or other regulations that apply to dividend payments, the subsidiary may suspend the dividend payment to the Company or reduce the amount of the dividends, which may result in a negative impact on the dividend of the Company’s common shares.

The subsidiaries of the Company engage in the financial industry, including its major subsidiary Woori Bank, and other subsidiaries in credit card business, specialized credit financial business, and merchant banking business. The market competitiveness and business performance of these subsidiaries are what determines the competitiveness and profit of the Company. The following is the Company’s business performance on the basis of the consolidated financial statements:

[Woori Financial Group and Its Subsidiaries]	(Unit: in KRW million)

Item	2021 1Q	2020	2019
I. Operating Income	933,512	2,080,394	2,799,976
1. Net Interest Income	1,619,666	5,998,512	5,893,706
2. Net Fee and Commission Income	358,461	1,014,039	1,102,628
3. Dividend Income	66,590	138,543	107,959
4. Profit/Loss – Gain/Loss on FVOCI Financial Products	82,083	421,709	25,455
5. Other Comprehensive Income – Gain/Loss on FVOCI Financial Products	37,011	24,138	11,015
6. Gain/Loss on AC Financial Assets	34,676	44,443	102,115
7. Impairment Loss on Credit Loss	(135,993)	(784,371)	(374,244)
8. General Administrative Costs	(917,607)	(3,956,181)	(3,766,077)
9. Other Operating Profit/Loss	(211,375)	(820,438)	(302,581)
II. Non-Operating Income	8,250	(79,143)	(76,927)
III. Income and Loss Before Tax	941,762	2,001,251	2,723,049
IV. Corporate Tax	(222,895)	(486,002)	(685,453)
V. Net Income	718,867	1,515,249	2,037,596
1. Attribution of Net Income	718,867	1,515,249	2,037,596
(1) Controlling Shares	667,103	1,307,266	1,872,207
(2) Non-Controlling Shares	51,764	207,983	165,389

(Source: The Company’s quarterly and annual Business Reports)

As of the filing date of the SRS, the Company has 13 subsidiaries, including Woori Bank, and 14 sub-subsidiaries. Companies belonging to Woori Group are as follows:

[Companies belonging to Woori Group]

Classification	Company Name	Listed or Not	Taxpayer Registration No. (Company Registration No.)	Controlling Company
Holding company (1)	Woori Financial Group Inc.	Listed	398-87-01116	—
Subsidiaries (13)	Woori Bank	Unlisted	201-81-02819	Woori Financial Group Inc.
	Woori Card Co., Ltd.	Unlisted	101-86-79070
	Woori Financial Capital Co., Ltd.	Listed	306-81-18407
	Woori Investment Bank Co., Ltd.	Listed	408-81-00426
	Woori Asset Trust, Ltd.	Unlisted	107-81-85459
	Woori Asset Management Corp.	Unlisted	107-81-87383
	Woori Savings Bank Co., Ltd.	Unlisted	301-81-00601
	Woori Credit Information Co., Ltd.	Unlisted	202-81-52516
	Woori Fund Services Co., Ltd.	Unlisted	107-87-50651
	Woori Private Equity Asset Management Co., Ltd.	Unlisted	101-86-19238
	Woori Global Asset Management Co., Ltd.	Unlisted	107-81-93283
	Woori FIS Co., Ltd.	Unlisted	211-81-47962
	Woori Financial Research Institute Co., Ltd.	Unlisted	104-86-46001
Sub- subsidiaries (14)	Korea BTL Infrastructure Fund	Unlisted	107-86-79006	Woori Bank
	Woori America Bank	Unlisted	overseas local company
	Woori Bank China Limited	Unlisted	overseas local company
	PT Bank Woori Saudara Indonesia	Listed	overseas local company
	AO Woori Bank	Unlisted	overseas local company
	Banco Woori Bank do Brazil S.A.	Unlisted	overseas local company
	Woori Global Markets Asia Limited	Unlisted	overseas local company
	Woori Bank Vietnam Limited	Unlisted	overseas local company
	Woori Wealth Development Bank	Unlisted	overseas local company
	Woori Finance Myanmar	Unlisted	overseas local company
	WB Finance Co., Ltd.	Unlisted	overseas local company
	Woori Bank Europe Gmbh	Unlisted	overseas local company
	Tutu Finance-WCI Myanmar	Unlisted	overseas local company	Woori Card Co., Ltd.
	Woori Hanwha Eureka Private Investment Partnership	Unlisted	512-87-01240	Woori Private Equity Asset Management Co., Ltd.

(Note 1) Companies in the above table are subsidiaries, etc. under the FHCA as of the filing date of the SRS.

(Note 2) Woori Financial Capital and Woori Savings Bank: Names were changed from (Aju Capital and Aju Savings Bank) on January 2021.

(Note 3) On March 12, 2021, Woori Savings Bank became a subsidiary of the Company.

[Businesses and major activities of the Company and its subsidiaries]

Classification		Business	Affiliates
Controlling company	Finance holdings	Business management of subsidiaries, and other duties incidental thereto	Woori Financial Group
Major subsidiaries and sub-subsidiaries	Banking business	Provision of loans, receipt of deposits, and other duties incidental thereto	Woori Bank
	Credit card business	Issuance of cards, provision of cash services and card loans, and other duties incidental thereto	Woori Card
	Specialized credit financial business	Provision of automobile finance, corporate finance, personal finance, etc., and other duties incidental thereto	Woori Financial Capital
	Merchant banking business	Provision of loans and receipt of deposits through merchant bank products, and other duties incidental thereto	Woori Investment Bank
	Real estate trust business	Real estate trust, and management duties	Woori Asset Trust
	Asset management business	Asset management, and other duties incidental thereto	Woori Asset Management/ Woori Global Asset Management
	Credit information business and receivable collection agency business	Receivable collection, credit investigation, lease investigation, etc.	Woori Credit Information
	Administrative services for collective investment	Administrative services for funds, asset management administrative services, etc.	Woori Fund Services
	Private placement investment business, and specialized private placement collective investment business	Acting in the capacity of general partner of Korean or foreign company specialized in private placement investment	Woori Private Equity Asset Management
	Development and supply of systems	IT services, such as development, sale and maintenance of financial IT systems	Woori FIS
	Management consulting business	Management research and investigation, management consulting, etc.	Woori Financial Research Institute

(Source: Business Report)

① Banking business (Relevant company: Woori Bank)

A bank serves as a medium between those in need of funds and those providing the funds. It lends funds raised by bearing debts from many and unspecified persons, such as receiving deposits or issuing securities or other debt certificates. It improves the efficiency of resource allocation and creates added value by providing diverse financial services related to financial demand arising from increased production activities in other industries.

Banks are typically classified into general banks and specialized banks. A general bank refers to a bank that is established and operates under the Banking Act, and a specialized bank refers to a bank that is established and operates under the Acts governing individual specialized banks.

The Banking Act aims to promote the sound operation of banks, increase the efficiency of fund brokerage function, protect the depositors, and maintain the order of credit, thereby contributing to the stability of financial markets and the development of the national economy. Accordingly, the character of public interest tends to be emphasized in the banking business in addition to the creation of added value.

The main businesses of banks include the business of extending and receiving credit, which is their own business, domestic and foreign exchanges, payment guarantee, issuance of marketable securities, and investment. They also engage in other incidental businesses related to the Banking Act, as well as trust and credit card businesses.

Banking business is sensitive to economic fluctuations: it can increase assets and generate profits during an upturn while earnings may decrease as asset growth slows during a downturn. Banks’ loan assets have constantly increased since 2009 due to a higher liquidity in the market and lower interest rates.

NIM, which affects the overall profitability of the banking business, is on the decline again as the Bank of Korea continued to lower the base rate in 2019 and 2020.

In fact, NIM had been on a constant decrease from 2010 to 2016. After the global financial crisis, the economic recovery was slow at home and abroad, which made the nations keep their interest rates low. As a result, the NIM of the banks in Korea continued to decline from 2.32% in 2010 to 1.55% in 2016.

However, interest rates rebounded after hitting the lowest level (1.55%) as the global economy started to recover in 2017 and each country tried to normalize their interest rates. In Korea, the base rate was increased by 0.25%p in November 2017, and then again by 0.25%p in November 2018 (1.50% g 1.75%).

By the end of 2018, it was expected that the Federal Reserve would raise the interest rate for additional two or three times in 2019, but it is unlikely due to worsening US-China trade disputes and a global recession. In July 2019, the FOMC took these factors into consideration and lowered the interest rates by 0.25%p from 2.25%-2.50% to 2.00%-2.25%. Furthermore, the FOMC lowered the rates twice in a row in September (to 1.75%-2.00) and October 2019 (to 1.50%-1.75%).as the global economy continued to be sluggish and it was uncertain for the U.S. to reach its policy inflation target (2%).

In the end of 2019, the COVID-19 pandemic started to spread from China and Asia to the U.S. and Europe. As it showed signs that it would be prolonged, the FOMC lowered the interest rates by 0.50%p on March 3, 2020 from 1.50%-1.75% to 1.00%-1.25%, and then again by 1.00%p on March 15 to 0.00%-0.25%. This means that it lowered the interest rates by 1.50%p in less than a month. Bank of Korea, which froze the base rate in January and February 2020, held an extraordinary meeting in March 2020, cutting the rate from 1.25% to 0.75% per annum, further lowering it by 0.25%p from 0.75% to 0.50% later in May. The base rate has remained frozen until the day prior to the filing of the SRS. As we have entered the age of low interest rate, which is currently kept lower than 1%, it does not seem likely there would be room for improvement for NIM. Also, there is a possibility that the cost of bad debt will also increase due to the increase of marginal borrowers caused by the impact of the real economy.

Moreover, the Korean government has promoted a policy to curb the growth of household debt as the country sees an emerging issue of massive household debt-to-GDP. It introduced a rigorous real estate policy on August 2, 2017 followed by the Comprehensive Plan of Household Debt Management in September 2017, which made it harder to get qualified for mortgages. The government introduced additional policies for stable management of the housing market in February 2020 and another housing supply policy for the stability of the housing market in February 2021. These measures are expected to slow down the growth rate of household debt.

Furthermore, as of January 2018, the Korean government implemented new DTI criteria for the hottest and overheated real estate markets and the Seoul Metropolitan area to ensure an accurate assessment of a borrower’s ability to repay and establish advanced credit screening practices. From the second half of 2018, it implemented DSR. These measures lead to a decline in the operating profit of loans for the banking business, directly affecting the decrease of NIM.

Meanwhile, the cumulative interest income of domestic banks in 2021 1Q was KRW 10.8 trillion, which increased by KRW 0.7 trillion compared to the same period previous year (2020 1Q, KRW 10.1 trillion). Between these two periods, the difference between deposit and loan interest rates decreased from 1.84% (2020 1Q) to 1.78% (2021 1Q) and NIM also decreased from 1.47% (2020 1Q) to 1.43% (2021 1Q). Despite the fall in NIM, the domestic banks had an increased year-on-year interest thanks to an increase in their operating assets, such as loans. In addition, their NIM also rose by 0.05%p from 2020 4Q to 2021 1Q, putting a stop to the downward trend since 2019 and turning upward.

[Interest income of domestic banks]	(Unit: in KRW trillion, %, %p)

Classification	2018	2019 (A)	2020				2020 (A)	2021	Variation (B-A)
			1Q	2Q	3Q	4Q		1Q
Interest income	40.5	40.7	10.1	10.3	10.4	10.5	41.2	10.8	0.7
NIM	1.67	1.56	1.47	1.42	1.40	1.38	1.41	1.43	Δ0.04
Difference between deposit and loan interest rates	2.06	1.95	1.84	1.81	1.76	1.72	1.78	1.78	Δ0.06
Interest income ratio1)	3.43	3.39	3.11	2.92	2.72	2.60	3.11	2.56	Δ0.54
Interest cost ratio2)	1.36	1.44	1.27	1.11	0.96	0.87	1.27	0.79	Δ0.48

Note 1) Interest income ratio: average interest rate based on KRW-denominated loans

Note 2) Interest cost ratio: average interest rate based on KRW-denominated deposits

Note 3) The figures for 2021 are tentative.

Note 4) The variation is between 2020 1Q and 2021 1Q.

(Source: Press Release of the FSS on May 17, 2021)

With an increase in profits and an improved NIM of domestic banks, as of the end of 2021 1Q and compared to 2020 1Q, their ROA and ROE increased by 0.27%p and 3.46%p, respectively, from 0.47% to 0.73% and 6.23% to 9.70%. However, these numbers include the non-recurring net income of the Korea Development Bank (KDB) (KRW -0.4 trillion in 2020 1Q to KRW 1.42 trillion in 2021 1Q). Excluding the KDB, ROA and ROE stand at 0.59% and 8.47%, respectively (i.e., increased by 0.01%p and 0.40%p, respectively).

[ROA & ROE of domestic banks]	(Unit: %,%p)

Classification		2018	2019	2020	2020				2021	Variation
					1Q	2Q	3Q	4Q	1Q	(B-A)
ROA	Total domestic banks	0.63	0.52	0.42	0.47	0.50	0.47	0.24	0.73	0.27
	Commercial banks	0.60	0.58	0.47	0.58	0.46	0.53	0.31	0.59	0.01
	Specialized banks	0.69	0.41	0.33	0.26	0.56	0.36	0.12	0.99	0.73
ROE	Total domestic banks	8.04	6.72	5.54	6.23	6.81	6.29	3.22	9.70	3.46
	Commercial banks	7.93	7.92	6.55	8.07	6.60	7.46	4.36	8.47	0.40
	Specialized banks	8.20	4.82	3.97	3.22	7.16	4.47	1.48	11.50	8.28

Note 3) The figures for 2021 are tentative.

Note 4) The variation is between 2020 1Q and 2021 1Q.

(Source: Press Release of the FSS on May 17, 2021)

Since the Asian financial crisis in 1997, the domestic banking sector has become larger and larger through restructuring and converting to holding companies, and has constantly promoted asset growth. In this process of asset expansion, banks have seen decreases in loan-deposit margins and NIM because of intensifying competitions over high-quality assets within the sector and over loans and deposits with non-monetary institutions and private loan providers and because of continued low interest rates. The diversification of the financial industry invited more competitors and a new industrial structure with five major financial holding companies, namely KB, Shinhan, Hana, NH, and Woori Banks, further intensifies competition between the banks. Moreover, a new environment calling for stronger consumer protection and a better social and public role of the banks has resulted in a new competition. Furthermore, the banks face difficulty in improving profitability as the government implemented policies of curbing household debt growth and providing financial support for the financially underprivileged in order to address the excessive household debt-to-GDP issue.

② Credit card business (Relevant company: Woori Card Co., Ltd.)

Credit card business generates profits by issuing credit cards to the members who are qualified and allowing the card holders to purchase goods or services from the affiliate merchants with their credit cards or use financial services, such as short-term card loans (cash advances) and long-term card loans (card loans).

Credit card business is a typical domestic-based business heavily affected by the domestic consumers’ expenditure and overall macro-economic changes. In fact, Korean credit card companies accomplished a large-scale external growth and experienced massive profits between 1999 and 2002 after the Asian financial crisis due to increased consumption and interest rate stabilization resulting from the economic recovery and due to the government policy encouraging the use of credit cards. However, the entire sector went through overall restructuring because the repayment capability of households worsened and bad debts increased significantly due to the economic recession from 2003. In addition, this business is characterized by a high level of competition within the market of a limited size as it requires the players to be licensed based on very strict market entry requirements and qualifications.

In addition, the card payment rate is already around 70%, which makes high growth difficult, and the entry of other industries, such as banking, ICT, and retail, into the payment market may be unfavorable to further growth of the credit card business. The credit loan market is also expected to face difficulty in further growth due to intensifying competition (e.g., the full-fledged operation of middle interest rate loans by online banks) and the government’s tighter regulations (e.g., lowering maximum interest rates, guidelines for the total amount of household debt). Moreover, other factors related to the external changes that have a huge impact on the business are posing challenges to the entire sector, such as worsening profitability due to additional reduction of the card merchant fees in 2019 and aggressive market targeting of new payment operators based on new digital technologies.

As the private consumption recovers, the amount of credit card usage is expected to increase in 2021. On the other hand, there are concerns, too, such as an intensifying competition in the auto finance and card loan sector due to deregulations on leverage ratio and deteriorating soundness of the vulnerable groups related to the COVID-19 pandemic.

The reform of the three major data privacy laws (i.e., the Personal Information Protection Act, the Special Act on Promotion of Information and Communications Technology, Vitalization of Convergence Thereof, Etc., and the Credit Information Use and Protection Act) and the Electronic Financial Transactions Act has led to an expansion of the influence of non-financial companies (especially big technology companies) and a new entry of platform-based operators, such as various payment operators, to the market. This requires the full-fledged data-based business (e.g., MyData business). Moreover, it is time for pre-emptive risk management, asset expansion, and diversification of the profit structure because there are factors that may have a negative impact on profitability, such as stricter regulations on DSR and re-calculation of the card merchant fees (expected to occur in 2022).

Against this backdrop, the Company plans to obtain the license for the MyData business as the first step to become a true digital company, expand the customer base that will lay the foundation for long-term growth, and then provide stable and differentiated customer service on the basis of accumulated member data and business reorganization to be more profitability-based.

[Amount of annual credit card usage]	(Unit: in KRW 100 million)

Classification	Amount of credit card usage			Total
	Lump sum	Installment	Cash advances
2002	1,832,965	761,652	3,717,366	6,311,983
2003	1,702,979	437,863	2,110,836	4,251,678
2004	1,879,463	418,679	1,276,047	3,574,189
2005	2,093,258	440,629	1,030,587	3,564,474
2006	2,383,717	494,735	928,160	3,806,612
2007	2,749,339	606,249	914,305	4,269,893
2008	2,915,363	690,303	887,588	4,493,254
2009	3,046,909	716,722	814,517	4,578,148
2010	3,297,691	823,371	813,197	4,934,259
2011	3,539,925	878,206	801,699	5,219,830
2012	3,827,431	952,809	749,953	5,530,193
2013	4,008,392	878,833	683,063	5,570,288
2014	4,083,072	922,108	633,260	5,638,440
2015	4,356,127	993,188	595,030	5,944,345
2016	4,894,429	1,065,892	593,289	6,553,610
2017	5,120,812	1,152,606	592,662	6,866,080
2018	5,392,846	1,247,286	607,683	7,247,815
2019	5,721,839	1,287,681	591,239	7,600,759
2020 3Q	4,252,169	973,676	407,772	5,633,617

(Source: Credit Finance Association of Korea (CREFIA), Credit Finance Vol. 64 (February 2021))

Through the liquidation of bad assets and improvement of asset soundness, credit card companies have gone through a recovery period since the second half of 2005 and have since maintained a sound financial and stable profit structure. However, the possibility of a downturn in the domestic economy is rising due to global economic downturn, global financial crisis, domestic economic recession, massive natural disasters, and increasing geopolitical risks.

In terms of the delinquency rate, Korean credit card companies are considered to be in a sound state. Overall, their delinquency rates are on the decline due to the extended maturity of the principal payment of loans and the extended grace period on interest payment. In particular, in late July 2020, the financial authorities had Korea Asset Management Corporation sell bonds if necessary to prevent excessive harms done to consumers as a result of collection. Consequently, the delinquency rate of each credit card company is relatively lower than the past. However, there still remain concerns: risks related to bad debts are on the rise due to household debt burdens; competition is intensifying in the auto finance and card loan sectors due to deregulations on leverage ratio; and worsening soundness the vulnerable groups related to the COVID-19 pandemic.

[Delinquency rate trends per company (delinquent for over one month, including replacement loans)]	(Unit: %)

Classification	Woori Card	Hana Card	KB Kookmin Card	Shinhan Card	Samsung Card	Hyundai Card	Lotte Card
Dec. 2005	N/A	N/A	N/A	7.89	15.83	4.28	2.09
Dec. 2006	N/A	N/A	1.47	5.34	8.95	2.19	2.10
Dec. 2007	N/A	N/A	1.12	3.65	6.26	0.45	1.51
Dec. 2008	N/A	N/A	1.46	3.33	5.42	0.73	1.88
Dec. 2009	N/A	1.78	1.09	2.92	2.97	0.35	1.25
Dec. 2010	N/A	1.02	1.02	2.01	2.58	0.46	1.42
Dec. 2011	N/A	2.08	1.51	2.27	2.66	0.56	1.96
Dec. 2012	N/A	2.71	1.26	2.62	1.68	0.68	2.23
Dec. 2013	2.89	2.50	1.82	2.15	1.71	0.83	1.94
Dec. 2014	2.44	2.25	1.59	2.18	1.47	0.88	1.48
Dec. 2015	2.41	2.11	1.38	1.68	1.31	0.78	1.69
Dec. 2016	2.15	1.88	1.47	1.68	1.18	0.84	1.62
Dec. 2017	1.82	2.04	1.52	1.49	1.14	0.84	1.49
Dec. 2018	1.78	2.20	1.57	1.53	1.38	1.07	1.37
Dec. 2019	1.61	2.09	1.47	1.50	1.25	0.93	1.73
Dec. 2020	1.18	1.50	1.31	1.35	1.10	1.56	1.16

(Note 1) Woori Card data is the data after the credit card company was separated from the credit card business unit of Woori Bank in April 2013.

(Note 2) On October 1, 2007, LG Card and Shinhan Card consolidated and launched a new Shinhan Card company.

(Note 3) The data of KB Kookmin Card prior to 2011 is the data before the credit card company was separate from the bank.

(Note 4) Hana Card – from 2009 to 2013 is the data of Hana SK Card.

(Source: Financial Statistics Information System of the FSS)

As of the end of 2020, the delinquency rate of the credit card companies (based on the total amount of the bonds) stood at 1.29%, which was improved by 0.14%p compared to the end of the previous year (1.43%). The delinquency rate in the credit sale sector decreased by 0.10%p from 0.74% (end of 2019) to 0.64%, and the rate in the card loan sector also decreased by 0.26%p from 3.15% (end of 2019) to 2.89%.

[Delinquency rate trends]

(Unit: %, %p)

Classification	End of 2018	End of 2019 (a)	End of 2020 (b)	Variation (b-a)
Total bonds	1.48	1.43	1.29	-0.14
Card receivables	1.66	1.58	1.45	-0.13
Credit sale	0.76	0.74	0.64	-0.10
Card loan	3.31	3.15	2.89	-0.26

Note) Based on the bonds delinquent for over one month (including replacement loans)

(Source: Press Release of the FSS on March 29, 2021)

As of the end of 2020, the adjusted equity ratio was 22.3%, which is the same as the ratio as of the end of 2019, and it is quite higher than the BIS-prescribed minimum international standard (8%). The leverage ratio was 4.9 times (BIS standard: 8 times), which increased slightly from the end of the previous year (4.8 times).

[Credit adequacy trends]

(Unit: %, %p, times)

Classification	End of 2018	End of 2019 (a)	End of 2020 (b)	Variation (b-a)
Adjusted equity ratio	22.9	22.3	22.3	—
Leverage ratio	4.8	4.8	4.9	0.1

(Source: Press Release of the FSS on March 29, 2021)

Although the companies’ soundness indices, such as delinquency rate and adjusted equity ratio, seem to be in good state, we cannot rule out the possibility of accumulated potential non-performing assets due to the prolonged COVID-19 pandemic. Therefore, continued monitoring of the changes in overall conditions is needed, such as the speed of consumption recovery and the volatility of interest rates.

Meanwhile, a new merchant fee system has applied since the end of January 2019, which expanded the merchants subject to preferential fee rates. This measure is expected to decrease the annual amount of the fees paid by such preferential merchants by around KRW 580 billion (considering the effect of preferential fee rates following the designation of new small merchants (i.e., sales lower than KRW 0.3 billion)) (based on the Press Release of the FSS dated January 22, 2019). Given such decrease in the fee rates, as well as rising cost of capital and tightening regulations on allowance for bad debts for card loans, it is deemed inevitable that the credit card companies will suffer from the decline in short-term profitability.

[Expansion of preferential fee rates for credit card merchants]

Annual sales	Rate of fee (debit card)
	Present	Improved (as of the end of January 2019)
KRW 0.5-1 billion	Around 2% (around 1.6%)	1.4% (1.1%)
KRW 1-3 billion		1.6% (1.3%)

(Source: Press Release of the FSS on January 22, 2019)

Moreover, there is pressure to cut the merchant fee rates and the interest rates for cash advances due to intensifying competition among the credit card companies, which have been trying to grow in size and carrying out aggressive marketing. This poses a risk of worsening profitability. Also, despite an increase in the economically active population every year, the number of credit cards per economically active population has been on the decrease after reaching its peak in 2011. Competition for a bigger market share among the mid-tier credit card companies has further intensified, and the financial-digital convergence market has been expanding recently, which can both have a negative impact on the growth of the credit card industry.

[No. of credit cards issued and No. of merchants]

Classification	Economically active population (in 10,000)	No. of credit cards (in 10,000)	No. of credit cards per economically active population	No. of credit card merchants (in 10,000)
2004	2,354	8,346	3.5	150
2005	2,372	8,291	3.5	153
2006	2,402	9,115	3.8	161
2007	2,435	8,957	3.7	175
2008	2,455	9,625	3.9	185
2009	2,458	10,699	4.4	187
2010	2,496	11,659	4.7	208
2011	2,539	12,214	4.8	219
2012	2,578	11,623	4.6	221
2013	2,611	10,203	3.9	226
2014	2,684	9,232	3.5	234
2015	2,715	9,314	3.5	242
2016	2,742	9,564	3.5	250
2017	2,775	9,946	3.6	257
2018	2,790	10,506	3.8	269
2019	2,819	11,098	3.9	281
2020 3Q	2,801	11,323	4.0	—

(Note 1) The employed and unemployed who can engage in job-seeking activities among the working age population aged 15 or older

(Note 2) Based on the occurrence of at least one purchase (i.e., issuance of sales check per year) from the merchants (from 2002)

(Source: CREFIA, Credit Finance Vol. 64 (February 2021))

Although the number of merchants has been on the rise, the number of credit cards per economically active population was 4.0 as of the end of 2020 3Q, showing a stagnant level since the 2000s. The growth of credit cards has been slowing down due to reduced tax benefits, and the profitability of the credit card companies is expected to decline due to weaker consumer confidence (caused by the burden of household debt and slowdown of economic growth), the continued demand from the government and the merchants to cut the fee rates, and an intensifying marketing competition in the sector.

In the future, the market growth is likely to remain moderate. In terms of competition, it is expected to further intensify as the credit card companies will continue to make effort to have a bigger market share and as the banks that also offer credit card services will continue to engage in aggressive marketing or even separate their credit card business units into new credit card companies for better sales activities and efficient management as part of their effort to strengthen their fee-based profit structure. Investors should note this before making investment decisions.

③ Specialized credit financial business (Relevant company: Woori Financial Capital)

Specialized credit financial business is a financial sector integrating credit card business, facility leasing business, installment financing business, and new technology venture capital business. Its main business is unique in that it does not accept any deposits but provides loans to customers with the funds raised by issuing corporate bonds, CPs, ABSs, etc. The applicable laws used to be divided for each business, such as the Credit Card Business Act and the Facility Leasing Business Act, but the SCFBA was enacted in 1998 to cover these four financial industries. The credit card business requires the companies to be licensed, but the remaining three businesses require registration only. In other words, any company can do business as long as it meets the requirements under the SCFBA, such as capital, so it is relatively easy for potential players to enter the industry. Also, a company can register for multiple businesses, which allows the provision of comprehensive financial services in various forms.

Specialized credit financial market is heavily influenced by the supervisory policies of the supervisory authorities. For instance, there is Article 48 of the SCFBA, which restricts the management solely focused on expansion of business scale so that the total assets do not exceed 10 times its total equity capital, and there are regulations on reinforcing the Personal Information Protection Act. In addition, in July 2014, new restrictions were put in place to limit the weight of the household debt assets of a specialized credit financial company to the maximum of 20% of its total assets (10% for a specialized credit financial company whose assets exceed KRW 2 trillion) and to limit the transactions with the major shareholders.

Major Laws and supervisory regulations related to specialized credit financial businesses are as follows:

Major Laws and Supervisory Regulations	Major Content
The SCFBA, the Enforcement Decree of the SCFBA, the Enforcement Rule of the SCFBA, Regulation on Supervision of Specialized Credit Financial Business, Enforcement Bylaws thereof, etc.

(a) Total assets to total equity capital: 10 times its equity capital

(b) Acquisition of real estate used for business: up to 100% of its equity capital

(c) Credit limit for its affiliate: up to 50% of its equity capital

(d) Loan limit for a new technology venture entity: 15 times the amount of its annual investment

(e) Weight of incidental affairs of credit card companies: within the amount of the credit card payments

(f) Weight of loans of a specialized credit financial company: up to 30% of its total assets (excluding the amount of the claims which incur in the course of performing any business affairs prescribed by Presidential Decree)

(g) Percentage subject to the limit of middle interest rate loans: 80% of the loan amount

(h) Weight of rental business of a facility leasing company: within the facility leasing amount by goods

(i) Adjusted equity ratio for adjusted total assets: 7% or higher

(j) Liquidity ratio: 100% or higher

(k) Limit of shareholding by major shareholders and specially-related persons: 100% of its equity capital

The Enforcement Decree of the SCFBA, which went into effect as of August 22, 2018, emphasizes responsible lending of the specialized credit financial companies. It has been amended to rationalize the loan regulations imposed on the specialized credit financial companies and to encourage consumers to move from high-interest household loans to middle-interest rate loans and productive loans.

The specialized credit financial companies are required to maintain their household loans to their total assets at up to 30%. Loans to lenders were classified as corporate loans and hence not subject to the loan limitations. However, under the amended Enforcement Decree, the loans granted by a specialized credit financial company to another lender shall be the subject to the lending limits. In addition, when calculating the lending limits, only 80% of the middle-interest rate loans will be subject to the limits. This will help ease the financial burdens of the consumers, but it may negatively affect the profitability of the companies because it practically limits the scope of the loans that the specialized credit financial companies can provide.

Amid these tightening regulations, other financial sectors (e.g., banks, savings banks, loan business) have gradually penetrated into the specialized credit financial business. Also, as the corporate financial market continues to stagnate, more capital companies are turning their eyes to the retail market, further intensifying the competition between the capital companies.

As of the end of 2020, there are approximately 120 specialized credit financial companies operating in Korea, including 23 installment financing companies, 26 lease financing companies, 8 credit card companies, and 63 new technology venture capital entities.

[Status of the Specialized credit financial companies]

Installment Financing Companies (23)	Eco Capital, DB Capital, JB Woori Capital, SPC Capital, JM Capital, Lotte Capital, Mercedes-Benz Financial Services Korea, Meritz Capital, Volvo Financial Services Korea, Scania Finance Korea, Aju Capital, RCI Financial Services Korea, SY Auto Capital, NH Nonghyup Capital, Mpark Capital, Welrix Capital, JT Capital, K Car Capital, Cosmo Capital, Hana Capital, Heidelberg Print Finance Korea, KAIC Capital, Hyundai Capital
Lease Financing Companies (26)

BNK Capital, DGB Capital, KB Capital, DLL (formerly known as De Lage Landen), Deutsch Financial, Lotte Auto Lease, Leading Ace Capital, Mason Capital, Moorim Capital, BMW Financial Services Korea, KDB Capital, Star Financial Services Korea, Shinhan Capital, CNH Capital, Acuon Capital, AJ Capital Partners, Orix Capital Korea,

OK Capital, JD Finance, Toyota Financial Services Korea, Volkswagen Financial Services Korea, Hankook Capital, Korea Investment Capital, Hyundai Commercial, HN Capital, M Capital (formerly known as Hyosung Capital)

Credit Card Companies (8)	KB Kookmin Card, Lotte Card, BC Card, Samsung Card, Shinhan Card, Woori Card, Hana Card, Hyundai Card
New Technology Venture Capital Entities (63)	Nongshim Capital, DA Value Investment, Leaders Technology Investment, Xolon Invest, SU& Financial Investment, CTK Investment, IBK Capital, Axis Investment, Ulmus Investment, SW Investment, SB Partners, NVESTOR, NHN Investment, Ncore Ventures, MC Investment, Yellowdog, YG Investment, Widwin Investment, Ubiquoss Investment, Yuil Technology Investment, East Gate Investment, E&Investment, Zenitas Investment, Kclavis Investment, KT Investment, Cornerstone Investment, Kudos Ventures, Kingo Investment Partners, Tony Investment, Pearl Abyss Capital, Hana Ventures, NAU IB Capital, NICE Investment Partners, Dongyoo Technology Investment, Lakewood Partners, Lotte Ventures (formerly known as Lotte Accelerator), Mega Investment, Mirae Asset Capital, Mirae Equity Partners, VS Investment, Samsung Venture Investment, Synergy IB Investment, Arche Investment, Aju IB Investment, ST Capital, ACE Investment & Finance, NH Venture Investment, Orbit Partners, Woori Technology Investment, Intops Investment, GMB Investment, KD Investment, Konai Partners, Korea Omega Investment Corp, Q Capital Partners, Crystal Bioscience, Kiwoom Capital, Tigris Investment, POSCO Capital, Friend Investment Partners, Harang Invest, HBIC, Hyundai Investment Partners

(Source: Financial Statistics Information System of the FSS)

Woori Financial Capital engages in installment financing business, facility leasing business, and new technology venture capital business. As an incidental business to the specialized credit financial business, it also operates a rental business of the goods subject to lease (long-term car rental business).

[Financial status of specialized credit financial businesses]	(Unit: in KRW 100 million)

Classification	2020	2019	2018
Total Assets	1,810,511	1,619,693	1,435,413
Installment Financing Assets	290,294	279,772	252,530
Lease Assets	353,774	320,320	289,692
New Technology Venture Capital Assets	28,452	24,104	18,358
Loans	852,183	767,968	688,679
Other Assets	285,848	227,530	186,154
Total Equity	273,268	245,917	219,768
Net Income	25,814	20,899	19,908

Source: Financial Statistics Information System of the FSS, excluding credit card companies

[Registration of domestic and imported vehicles]	(Unit: No. of vehicles)

Classification	2021 1Q	2020	2019
Domestic	21,783,254	21,683,925	21,263,179
Imported	2,750,541	2,682,054	2,414,187
Total	24,533,795	24,365,979	23,677,366

Source: Ministry of Land, Infrastructure and Transport

[No. of used car transactions]	(Unit: No. of vehicles)

Classification	2021 1Q	2020 1Q	2020	2019
Title transfer and registration	629,931	571,213	2,489,470	2,314,853

Note 1) The transactions of used cars are considered business transactions, in which a professional business operator purchases used cars from their former owners during the registration of the title transfer and sells them.

Source: Ministry of Land, Infrastructure and Transport

While Korea shows signs of a prolonged low economic growth, the auto finance sector, which accounts for the largest portion of the specialized credit financial business, sees more competitors in the stagnant market. In particular, in the case of new car financing, the competition used to be between capital companies, but now it is also with other industries as other businesses, including banks and credit card companies, have entered this market. In addition, due to low barriers to entry, new capital firms continue to be established, and the capital firms that used to handle corporate finance as their main business have started to handle retail finance, including auto finance, in an effort to diversify their portfolio. The excessive market competition has led to a constant decrease of operating profit. Also, the capital companies, which initially focused on new car finance for their growth, are diversifying their portfolio to include used car finance, long-term car rental, personal finance, and corporate finance. The expansion of the portfolio has two sides: it allows companies to create a variety of new revenue sources, but it may lead to an increase in delinquent debts and allowance for bad debts resulting from the economic situations and financial regulations. Accordingly, it will provide a competitive edge for specialized credit financial businesses to reinforce their base for long-term growth and develop their ability of risk management.

Installment financing refers to a system in which installation financing companies lend the money under their contracts with the sellers to the consumers who want to buy cars, appliances, and durable consumer goods, and the consumers pay back the principal and interest to the installation financing companies in installments. It is different from general secured loans in that the purchase is made under the contract between an installment financing company and the seller. This system is generally used for vehicle purchase in Korea, and the domestic installment financing market has been growing around car installment financing. The facility leasing (lease) market is also highly dependent on the automotive market just like the installment financing market.

The Korean automotive market is already in its mature stage, so it is difficult to expect any significant market growth. In addition, due to a slow economic growth since the 2000s, it is difficult to expect high growth in demand for new vehicles. Moreover, the average replacement cycle is longer than in the past as the domestic car manufacturers improve their technology and the durability of vehicles improves, as well.

According to the CREFIA, the vehicle installment financing in 2009 right after the financial crisis from the U.S. dropped to KRW 6,156.4 billion, showing its vulnerability to business cycles. In response, the installment financing companies made continued effort to create new markets, such as installment financing market for used cars, and has been on a steady rise since 2012. The vehicle installment financing amounted to KRW 21,095.1 billion in 2019 and KRW 16,112.1 billion as of 2020 3Q. However, the sector’s overall profitability may be affected if the growth of the auto installment financing market stagnates or if the market size shrinks.

[Amount of installment financing by year]

(Unit: in KRW 100 million)

Classification	Durable goods				Housing	Machinery	Others	Grand Total
	Vehicle	Appliance	Others	Total
2002	141,110	4,550	12,191	157,851	386	3,467	239	161,943
2003	100,550	1,517	3,972	106,039	410	4,392	745	111,589
2004	81,780	1,143	3,310	86,233	112	4,427	1,034	91,806
2005	88,700	822	2,379	91,901	129	5,898	166	98,094
2006	81,529	600	2,860	84,989	3,416	6,829	13	95,246
2007	81,670	376	2,080	89,126	4,952	8,097	44	102,219
2008	103,660	219	2,278	106,157	3,598	6,235	441	116,431
2009	61,564	96	813	62,473	3,207	3,893	257	69,830
2010	92,018	180	1,028	93,226	3,780	6,903	623	104,532
2011	92,154	193	1,569	93,916	9,176	6,190	896	110,178
2012	89,193	971	1,528	91,692	4,196	6,295	1,325	103,508
2013	103,431	1,346	2,398	107,175	4,643	5,072	1,212	118,102
2014	118,319	391	2,850	121,560	2,781	4,835	1,930	131,106
2015	136,197	512	4,212	140,921	704	4,502	2,517	148,644
2016	158,862	410	4,337	163,609	1,005	4,225	4,208	173,046
2017	185,361	250	4,682	190,293	3,086	2,823	4,824	201,026
2018	195,768	248	3,441	199,457	2,844	3,136	5,394	210,830
2019	210,951	248	3,397	214,596	1,866	2,530	4,265	223,257
2020 3Q	161,121	262	2,198	163,581	659	1,803	7,776	173,818

Source: CREFIA, Credit Finance Vol. 64 (February 2021)

The competition is intensifying because the installment and lease financing markets have low barriers to entry. In addition, there is a risk of economic downturn because market uncertainties remain unresolved at home and abroad. The sluggish economy has reduced the demand for vehicles and machinery, which are considered main items for business, and lower debt repayment ability of SMEs and households makes it unlikely to have more general loans. Therefore, the overall growth of the installment and lease financing markets may be somewhat limited. Moreover, the capital companies are expected to bear higher burden on managing their financial soundness in response to economic downturn; hence, for the time being, more conservative loan management and verification of stability are expected to be called for instead of rapid asset expansion.

Since specialized credit financial companies, such as lease financing companies, installment financing companies, and new technology venture capital entities, do not accept deposits, they have to raise almost the entire portion of their funds from the outside. Therefore, if the capital market slows down due to the global financial crisis, it may experience liquidity issue resulting from higher procurement interest rates. This may, in turn, increase the cost of capital, which will likely lead to lower profitability.

There exist other major risk factors that may make the household debt issue more serious: continuous household debt growth, high percentage of floating-rate household loans, rising household debt for the low-income classes, and a deepening problem of heavy debtors. In particular, not only has the household debt for the low-income classes been on a rapid rise, but these classes have a higher probability of insolvency due to their poor credit. Also, their debt makes up a significant share of the total household debt, so potential non-performing loans are a factor that may have a negative effect on the installment and lease financing businesses.

The recent spread of the COVID-19 pandemic has increased people’s preference for safe assets, resulting in a prolonged stance of low interest rates. Accordingly, the installment and lease financing companies have also been pressured to lower their interest rates for personal credit loans. This constant pressure may act as a factor that limits the profitability.

④ Merchant banking business (Relevant company: Woori Investment Bank Co., Ltd.)

Merchant banking companies were established under the Merchant Banking Act enacted in 1975 with an objective to raise the funds for investment needed for the economic development in the 1970s and to contribute to the development of the financial industry by introducing advanced financing techniques. At that time, financial institutions were prohibited from engaging in multiple financial businesses except for the merchant banking companies. They served as an important pillar of the financial industry along with banking, securities, insurance, and investment trust, and led the development of the Korean financial industry, contributing to the national economic development. Initially, there were six merchant banking companies, and then the number increased to 30 as some investment banks were converted into merchant banking companies in 1996. They have established themselves as the center of the non-monetary institutions, but went through multiple restructuring after the Asian financial crisis in 1997. Today, Woori Investment Bank Co., Ltd., which is a subsidiary of the Company, is the only “full-time” merchant bank, and there are two banks that partially engage in the same business (Shinhan Bank and former KEB Bank).

Since the enforcement of the FISCMA, financial institutions have been allowed to engage in multiple businesses. As a result, the business unique to merchant banks has been handled by other financial institutions, such as banks and securities firms, which intensifies the competition. In this regard, loan-deposit margins are not sufficient to increase profitability. That is why Woori Investment Bank has been expanding its business portfolio to include IB and F/X, but investors should note that the market can grow only so much because there is only one merchant bank in Korea.

[Market Share]

(Unit: %)

Classification	End of March 2021	End of 2020	End of 2019	End of 2018	End of 2017
Deposits	16.62	16.91	15.01	13.60	12.03
Loans	18.31	18.90	14.58	14.20	15.51

Note 1) End of 2018, End of 2019: based on the merchant bank accounts at the specialized merchant bank (Woori Investment Bank) & the universal merchant banks (Shinhan Bank, KEB Hana Bank, Meritz Securities)

End of 2020: based on the merchant bank accounts at the specialized merchant bank (Woori Investment Bank) & the universal merchant banks (Shinhan Bank, Hana Bank)

Note 2) Deposits consist of issued notes, CMA deposits, and promissory notes receivables; loans consist of corporate promissory notes discounted and factoring.

Note 3) See Bank of Korea Statistics

(Source: Woori Financial Group’s quarterly and annual Business Reports)

⑤ Asset management business (Relevant company: Woori Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd.)

Asset management business constitutes investment agency services, in which joint funds are raised with short-term and long-term funds entrusted by a number of customers, investment is made in assets, such as marketable securities, and the profits from such investment are returned to the customers. The overall size of the market, including fund and discretionary investment management, has been on a constant rise. In particular, as more individual savings tend to be concentrated on a variety of pension assets, the purchase of funds through pension funds and other institutions is increasing.

As of the end of 2020, the amount of assets managed by the asset management companies was KRW 1,226 trillion (discretionary investment: 506 trillion; fund: 717 trillion; and PEF: 3 trillion), which increased by KRW 78 trillion compared to the end of 2019 (by +6.79%). Public offering funds are growing due to the influx of abundant liquidity to the market, especially for short-term financial products such as MMF, and due to the recent rise in interest rates. Public equity funds are in a gradual growth as the money flows into the funds amid a slowdown of the domestic stock market. The private equity fund market maintains a solid growth, recording 6.3% in 2020. In particular, alternative investment funds have driven the growth of the private equity market, recording an average growth rate of 19% over five years. The discretionary investment market is centered around institutional investors, with the share of bond funds being maintained at around 70% on average. It continues to grow based on the demand for bond management.

[Assets managed by asset management companies]	(Unit: in KRW 100 million)

Classification	Asset Management Companies
	Fund	PEF	Discretionary investment	Subtotal
2020	7,174,000	28,404	5,058,662	12,261,066
2019	6,587,963	27,876	4,868,838	11,484,677
2018	5,442,839	28,652	4,677,287	10,148,778
2017	5,068,524	22,694	4,524,242	9,615,460
2016	4,623,949	27,760	4,376,493	9,028,202
2015	4,135,853	39,994	3,969,054	8,144,901
2014	3,713,921	32,191	3,034,207	6,780,319

(Source: Korea Financial Investment Association (KOFIA))

As major countries started COVID-19 vaccination in the end of 2020, expectations are growing for a global economic rebound in 2021. Despite the recent spread of the COVID-19, the global economic growth rate is forecast to rebound from -3.7% in 2020 to 5.7% in 2021 due to the vaccine distribution, easing monetary and fiscal policies, and less protective trade. The forecast for the Korean economy is also positive; its GDP growth rate is expected to increase from -1.0% in 2020 to 3.05% in 2021 thanks to stronger growth momentum resulting from the improvement of the global economy, continued expansionary macro-economic policy, and the rebound of the private consumption. Although there exist uncertainties, the preference for risky assets is expected to continue due to the economic stimulus measures of major countries and the economic recovery at home and abroad. Globally, factors showing the economic recovery have been reinforced, such as the vaccine distribution, increased consumption, and a higher demand for oil. In Korea, the economic recovery has been led by the export increase of major industries, particularly automobile and semiconductor industries.

The bond interest rates are on the rise, particularly around the long-term market interest rates, due to a loose fiscal policy, concerns over the imbalance in supply and demand in the treasury bond market, and expectations of economic recovery and inflation. In addition, the credit spread of corporate bonds is expected to decrease. In the stock market, the share prices are expected to continue their upward trend because it is expected that the major governments would keep easing their policies, the economic indicators would improve, the distribution of COVID-19 vaccines would accelerate, and the resumption of economic activities would accelerate. As for the domestic and global funds markets, the private equity and alternative investment funds with institutional investors have maintained their growth while the public offering fund market has been shrinking. In the recent days, retirement pensions, OCIO, and socially responsible investing (ESG investing) have emerged as major issues in the asset management market.

Breaking down by the type of funds, the size of share-type and mixed share-type funds decreased from KRW 98 trillion in 2011 to KRW 75 trillion by the end of 2016. However, these markets have since grown constantly, and the share-type funds recorded KRW 101 trillion and KRW 106 trillion as of the end of 2020 and the end of February 2021, respectively. The bond-type and mixed bond-type funds almost more than doubled from KRW 64 trillion at the end of 2011 to KRW 134 trillion and KRW 145 trillion as of the end of 2020 and the end of February 2021, respectively. The real estate funds and special asset funds have shown a rapid growth recently; the former increased from KRW 16 trillion at the end of 2011 to KRW 113 trillion and KRW 114 trillion as of the end of 2020 and the end of February 2021, respectively while the latter increased from KRW 18 trillion at the end of 2011 to KRW 107 trillion and KRW 109 trillion as of the end of 2020 and the end of February 2021, respectively. This is due to the surge in demand for alternative investments as investors began to show interest in real asset funds that generate stable returns on a low-growth economy.

[Fund composition and size trends]	(Unit: KRW trillion)

Date	Type	Securities						Short- term finance	Derivative	Real estate	Real assets	Special assets	Mixed assets	Total
		Share	Mixed share	Mixed bond	Bond	Investment contract	Fund of funds
End of Feb. 2021	Public	78	4	13	35	—	18	121	25	3	—	3	3	303
	Private	19	5	5	92	—	34	25	24	111	—	106	35	455
	Subtotal	97	9	18	127	—	52	146	49	114	—	109	38	758
2020	Public	72	5	11	33	—	17	102	25	3	—	3	3	275
	Private	19	5	5	85	—	33	24	25	110	—	104	34	443
	Subtotal	91	10	16	118	—	51	126	50	113	—	107	36	717
2019	Public	73	5	11	35	—	14	74	21	3	—	3	3	242
	Private	15	5	5	84	—	22	31	30	98	—	90	36	416
	Subtotal	88	10	16	119	—	36	105	51	101	—	93	39	658
2018	Public	65	6	12	27	—	10	70	19	2	—	3	1	214
	Private	15	4	6	76	—	16	20	29	75	—	68	23	331
	Subtotal	80	10	18	103	—	26	90	47	77	—	70	23	544
2017	Public	68	6	13	23	—	11	73	18	2	—	3	0	218
	Private	14	4	7	73	—	14	25	27	59	—	54	12	289
	Subtotal	83	10	20	96	—	25	98	46	61	—	57	12	507
2016	Public	56	4	17	24	—	5	87	14	1	—	4	—	212
	Private	11	3	10	80	—	10	18	23	46	—	44	5	250
	Subtotal	67	8	26	104	—	15	105	37	47	—	48	5	462
2015	Public	64	5	18	19	—	5	86	13	1	—	3	—	214
	Private	12	3	12	67	—	6	8	18	35	—	36	2	200
	Subtotal	75	8	30	86	—	12	94	31	36	—	40	2	414
2014	Public	64	6	11	15	—	5	79	14	1	—	3	—	198
	Private	10	4	17	57	—	6	4	19	29	—	28	—	173
	Subtotal	73	10	28	72	—	11	83	33	30	—	31	—	371
2013	Public	72	6	8	12	—	5	64	13	1	—	3	—	184
	Private	8	4	15	44	—	4	3	19	23	—	23	—	144
	Subtotal	80	10	23	56	—	10	67	32	24	—	26	—	328
2012	Public	80	5	6	13	—	5	62	11	1	—	3	—	186
	Private	7	4	13	34	—	3	2	20	19	—	19	—	121
	Subtotal	86	9	19	47	—	8	64	32	20	—	22	—	308
2011	Public	80	5	6	10	—	3	51	10	1	—	3	—	169
	Private	8	5	12	36	—	3	2	11	16	—	15	—	108
	Subtotal	87	11	18	45	—	6	54	21	16	—	18	—	277

(Source: KOFIA)

Meanwhile, the average management fees of the funds have been on the decline since 2012 due to a fierce competition within the industry and a decrease in share-type funds, which have higher profitability. This trend is also related to a rising need of investors to save the fund-related costs because the returns on the funds were slow due to the financial crisis and low economic growth. The competition in the asset management sector is even more intensifying as some companies have introduced incentive-based public offering funds without any management fees.

[Management fees trends by fund type]	(Unit: %)

Year	Management Fees
	Share	Mixed share	Mixed bond	Bond	Average
2012	0.664	0.790	0.337	0.200	0.498
2013	0.610	0.725	0.331	0.209	0.469
2014	0.585	0.649	0.336	0.184	0.439
2015	0.580	0.618	0.349	0.156	0.426
2016	0.539	0.581	0.332	0.149	0.400
2017	0.495	0.563	0.326	0.154	0.385
2018	0.439	0.546	0.325	0.123	0.358
2019	0.390	0.538	0.318	0.127	0.343
2020	0.435	0.556	0.322	0.121	0.358

(Source: KOFIA)

The business size of asset management companies, including their entrusted fund amount and amount under discretionary investment contracts, have been on a constant increase while their operating income has been stagnant due to a decrease in highly profitable share-type funds. As the profitability can be improved only so much by cutting down the personnel expenses, it can be improved only when the capital flows into the highly profitable products, such as share-type funds and alternative investment products.

Meanwhile, the competition in the collective investment business has further intensified due to the changes in government policy. In October 2015, the financial authorities changed the licensing policy for asset management companies (Phase I financial reform of asset management business). Under this new system, a company wishing to be a specialized private equity management company simply needed to register, instead of being approved and licensed. The key to this new registration system is that any company can enter the business as long as it meets basic requirements, such as KRW 2 billion of total equity and at least three experts. Moreover, the plan to improve the asset management company licensing policy was announced in May 2016 (Phase I financial reform of asset management business), which confirmed the authorities’ intent to completely redesign the licensing policy for asset management companies. Major contents of this plan include: (i) the authorities will accept the application from securities companies wishing to concurrently engage in private equity fund management business as of June 2016, (ii) easing requirements for conversion of private placement management company into public placement fund management company, (iii) easing requirements for conversion into general management company, and (iv) gradual abolition of principle of one asset management company for one group.

As a result of the gradual implementation of such improvement plan, the number of Korean asset management companies has skyrocketed in 2016. It increased from 96 as of the end of 2015 to 319 as of the end of 2020, recording a whopping 230% increase.

[Number of Korean asset management companies]

Classification	2015	2016	2017	2018	2019	2020
No. of companies	96	165	215	243	292	319

(Source: KOFIA)

If the eased licensing policy settles across the market, it is highly likely that asset management companies are encouraged to enter the market and expand their business scope while a variety of new asset management companies with high credit ratings emerge in the market. Also, the new policy may lay the foundation for asset management groups specialized in asset management. Therefore, if the existing and new asset management companies fail to achieve competitive edges specialized in the business or secure a special position in the market, they may face institutional market risks. Investors should note these factors.

⑥ Real estate trust business (Relevant company: Woori Asset Trust)

A “full-time” real estate trust company is entrusted the real estates from their owners to maintain, manage, or generate investment profits thereon. Its main business is (i) maintaining, managing, or generating profits by developing, leasing, and selling the real estates, (ii) providing such profits to the beneficiaries, and (iii) receiving trust fees in return. As incidental duties, it also provides agency services and consulting services.

Under the FISCMA, only the companies authorized by the FSC can be part of the real estate trust business. However, the competition for new business is fierce, often leading to a price war, and the companies with existing business practices and strategies alone will be weeded out in the current business structure. Accordingly, the real estate trust companies make effort to diversify their business portfolio and generate profits. They compete with each other while having their own distinctive businesses. As of 2020, there are a total of 14 companies, and the competition between them is expected to only intensify.

[Profitability of real estate trust companies]

(Unit: in KRW million, %)

Company Name	Classification	2018	2019	2020
Woori Asset Trust	Net Income	30,572	27,130	33,768
	ROE	48	33	31
KB Real Estate Trust	Net Income	45,908	61,421	53,933
	ROE	22	24	18
Kyobo Asset Trust	Net Income	28,289	26,379	16,555
	ROE	27	23	13
Daishin Asset Trust	Net Income	—	-1,841	530
	ROE	—	-2	1
Daehan Real Estate Trust	Net Income	11,473	40,161	28,688
	ROE	5	18	11
Mugunghwa Trust	Net Income	18,768	18,688	30,120
	ROE	34	24	25
Shinyoung Real Estate Trust	Net Income	—	-3,781	524
	ROE	—	-13	2
Asia Trust	Net Income	22,017	26,976	46,285
	ROE	23	23	31
KORAMCO REITs & Trust	Net Income	34,548	20,333	-27,663
	ROE	15	8	-12
Korea Trust	Net Income	23,288	24,151	24,314
	ROE	35	27	22
Hana Asset Trust	Net Income	50,295	68,608	80,289
	ROE	27	28	25
Korea Asset In Trust	Net Income	49,742	56,101	213,947
	ROE	12	13	37
Korea Real Estate Investment and Trust	Net Income	94,225	49,488	93,626
	ROE	15	8	14
Korea Investment Real Estate Trust (KORIET)	Net Income	—	-5,100	-7,891
	ROE	—	-11	-20

Source: Financial Statistics Information System of the FSS

According to the 2021 housing and real estate business outlook by Construction Economy Research Institute of Korea, the supply volume is expected to be slightly higher than in 2020 considering the overall market situations, such as the government’s supply signal, difficulties in the rental market, good sales results, and expectations for asset value growth opportunities with the government’s price regulation of apartments.

As for the number of housing units whose construction is permitted by the government, it is expected to be around 470,000, which is approximately 4.4% higher than the previous year’s forecast (450,000), due to an increase in public housing units and the public-led redevelopment of private housing units, but the number is still expected to be affected by the economic situations. As for the number of housing units whose sales is permitted, it is forecast to be around 320,000, which is approximately 6.7% increase from the previous year’s forecast (300,000) because people prefer the new sales market over the relatively difficult rental market and the non-Seoul areas will mostly focus on urban maintenance projects.

In terms of the price forecast, the housing price is expected to decrease by ▲0.5% due to a slowdown in sales as there are fewer units available for immediate move-in. The key money for jeonse-type lease is expected to increase by 5.0% due to constant demands and fewer supply due to regulations.

In the leveraged land trust market, the stakeholders have continuously asked to promote business stability and transparency in relation to the business structure in which trust companies directly raise business expenses and to their businesses through the trust system. As this market is highly related to the volatility of the real estate industry, it is expected to be partly affected by tightening real estate regulations. However, as three new companies are allowed to enter the leveraged land trust market as of the second half of 2021, the overall orders are forecast to increase.

Managed land trust and non-land trusts, such as mortgage trust, disposal trust, and management trust, which are non-leveraged land trust products, may be somewhat affected by the low growth of the real estate industry. However, these trust products strengthen the stability of development projects and provide the function of protecting trust property on the basis of Article 22 of the Trust Act (Prohibition of Compulsory Execution). In this regard, they are considered essential in engaging in the real estate business, and therefore, the impact of the downturn of the real estate market is expected to be more limited than the leveraged land trust.

Meanwhile, the managed land trust with commitment to liability has been expanding and growing among the trust companies that are part of financial holding companies. This market is expected to overheat due to the full-fledged entry of new trust companies affiliated with securities companies (Daishin, Shinyoung, KORIET) and trust companies incorporated into financial institutions (Woori, Asia) into the market. With a fierce competition over orders, the trust business is promoting business diversification. Daishin Asset Trust obtained the license to operate as REITs AMC (asset management company) in 2020, and Woori Asset Trust and KORIET did in 2021. Moreover, as incidental to the trust business, the real estate trust business can also provide agency services and consulting services. The business portfolio has been growing as real estate trust companies started engaging in more businesses supported by the amendment of the Act on the Improvement of Urban Areas and Residential Environments and the government policy of revitalizing rental housing.

Amid such intensifying competition, the Korean economy continues to be sluggish due to the COVID-19 pandemic. The changes of real estate policies and regulations have also contributed to higher volatility of the domestic construction and real estate markets. Investors should note this volatility in the real estate trust business.

B. Risk associated with changes in the overall regulatory system

The financial industry is a country’s key industry and regulated industry. It is highly affected by the regulations of the financial authorities and the government policies. In other words, the Company and its subsidiaries are exposed to the risk of profitability fluctuations due to environmental and institutional changes affecting its subsidiaries. Therefore, investors should take into account not only the competitiveness of each subsidiary but also the external environments, such as macro-economics and government regulations.

An increasing number of financial institutions seek to make a transition into holding companies. With the development of the financial industry, this is to meet the consumers’ needs for combined financial services, to concurrently engage in multiple financial businesses and grow in size, and to maximize the synergistic effect with and between financial affiliates in other businesses within the same group. It is said that even non-banking conglomerates are highly likely to bring their financial companies together and establish financial holding companies. The establishment of large-scale, new financial holding companies may lead to a fiercer competition in the financial industry.

The Korean banking and insurance sectors are entering their maturity stage, which means there are limits to growth, and the Korean securities and investment banking sectors fall far short of the economy of scale. Investors should note that the Company is exposed to the risk of profitability fluctuations due to environmental and institutional changes affecting its subsidiaries.

The subsidiaries of the Company are facing the following environmental and institutional changes:

① Banking business (Relevant company: Woori Bank)

A bank serves as a medium between those in need of funds and those providing the funds. The banking industry is a strategic industry that improves the efficiency of resource allocation through various services, such as deposits, loans, payment systems, and asset management, and creates added value by providing diverse financial services related to financial demand arising from increased production activities in other industries. In addition, it is an industry that plays a very important role in the national economy, so when it fails to work properly, it can cause serious damages to the nation, such as the Asian financial crisis that Korea went through in the late 1990s. As it is a key industry, the government has provided intensive support to stabilize the financial system during every crisis in the banking business.

Due to its significance, the industry is more heavily regulated and protected by the government than any other industries. For instance, a company wishing to enter the market is required to be licensed by the FSC under the Banking Act. Accordingly, not only the profitability but also the public interests are emphasized for the banks unlike the companies in other industries, and the players in this business are subject to a number of regulations, including the Commercial Act, the Banking Act, the Foreign Exchange Transactions Act, the Act on the Structural Improvement of the Financial Industry, the Depositor Protection Act, and the FISCMA. Consequently, their profitability and growth are greatly influenced by these institutional and environmental factors.

Today, the banking business is also directly affected by the changes in the global regulatory environments unlike in the past. That is why the changes in both domestic and global regulatory environments are considered as important factors. Since the global financial crisis in 2008, the regulatory environment of the global financial industry has changed rapidly. It has been reformed centering around the Basel Committee on Banking Supervision (BCBS), and it has been gradually tightening. Also, the capital requirements have been gradually introduced, starting from Basel I, Basel II, and then Basel III as of December 2013. Accordingly, the players in the banking business are required to comply with the global standards amid the introduction of a variety of regulations focusing on enhancing the soundness of assets and equity, such as regulations on the improvement of the quality of capital, leverage ratio, and liquidity ratio. In addition to them, a number of regulations have been enforced, such as introduction of FX macroprudential levy and protection of consumers, which in turn increased the banks’ burden of costs to deal with the regulations.

1) Basel III

As capital regulations and other various regulations under Basel III have been enforced in earnest since 2019, investors are advised to pay attention to them.

Category	Details

For now, the Korean financial authorities have completely overhauled their systems to implement the Basel III minimum equity capital ratio and the capital conservation buffer ratio and also systematically completed the ‘countercyclical capital buffer’ and the ‘D-SIB capital surcharge’ presented by Basel III in addition to the equity ratio.

Basel Standard Capital Adequacy Ratio

•   (Introduction Completed) Pillar 1: Common equity capital (4.5%), Tier 1 capital (6%), Total equity ratio (8%)

•   (Introduction Completed) Pillar 2: Introduction of the ‘capital conservation buffer’ (2.5%)

•   Capital adequacy ratio - (Introduction Completed) Pillar 2: Capital surcharge on D-SIB (1.0%)

Capital Adequacy Regulation

*  D-SIB: Domestic Systemically Important Bank

*  Applied since January 2016 (additional accumulation on a stage-by-stage basis by 1/4 for four years)

•   (Introduction Completed) Pillar 3: Inadequate domestic disclosure items are reflected additionally in the ‘Financial Business Management Unified Disclosure standards’ of the Korea Federation of Banks.

•   [C-Tier 1 Regulation]                                                                                                          (Unit: %)

	Category	2015	2016	2017	2018	2019
	Minimum C-Tier 1	4.5	4.5	4.5	4.5	4.5
	+) Capital Conservation Buffer	—	0.625	1.25	1.875	2.5
	+) D-SIB Banks	—	0.25	0.5	0.75	1
	+) Countercyclical Capital Buffer	—	0~2.5	0~2.5	0~2.5	0~2.5
	D-SIB Banks	4.5	5.375~7.875	6.25~8.75	7.125~9.625	8.0~10.5
	Other Banks	4.5	5.125~7.625	5.75~8.25	6.375~8.875	7.0~9.5

Note) The tier 1 capital ratio and the BIS capital adequacy ratio shall exceed the C-Tier 1 by 1.5% and 3.5% respectively.

(Source: Regulations on the Supervision of Banking Business)

Bank holding companies are also subject to the Basel III capital adequacy regulation.

[Basel III Minimum Capital Adequacy Ratio for Bank Holding Companies]

	(As of 2019)	Basel I • II	Basel III
		BIS Capital Adequacy Ratio	C-Tier 1	Tier 1 Capital Ratio	Total equity ratio
	Minimum Capital Adequacy Ratio	8.0%	4.5%	6.0%	8.0%
	Capital Conservation Buffer	0.0%	2.5% (Common Equity Capital)
	Total	8.0%	7.0%	8.5%	10.5%

Leverage Ratio Regulation

The purpose of the leverage ratio regulation is to make supplementation for addressing the weakness of the existing risk-based Basel capital regulations that may cause an excessive credit boom due to the underestimation of risks during an economic boom. Many financial institutions have expanded their leverage excessively during an economic boom and drastically deleveraed themselves during a crisis, causing the escalation of the crisis. As risks are underestimated and the rates of return are high during an economic boom, a financial institution tends to increase its leverage by borrow more to invest in highly profitable assets. However, when economic bubbles burst and asset prices drop resultantly, causing losses, during a recession, leverage increased during an economic boom may amplify such losses reversely, and therefore appropriate regulations are necessary. The minimum leverage ratio is 3% and has been enforced since 2018.

Leverage Ratio = Tier 1 Capital (Note 1) / Total Exposure (Note 2) ≥ 3% Source: Press release of the FSS (October 2017)

Note 1) Tier 1 Capital: Capital + Capital Surplus + Earned Surplus + Hybrid Instruments, etc.

Note 2) Total Exposure: Exposure on Financial Statements + Off-Balance Sheet Item Exposure, etc.

If the regulation of the leverage ratio of 3% is applied, banks are required to have total assets up to 33.3 times as large as Tier 2 capital. As banks’ leverage cannot be increased significantly to such extent, banks’ profitability may decline.

Liquidity Regulation

In order to satisfy the liquidity regulation ratio (liquidity coverage ratio, net stable funding ratio) requirement applied following the introduction of Basel III, the proportion of investments in national/public bonds and prime corporate bonds to total investments needs to be increased, and as it is expected that household deposits for stable funding and long-term financing need to be increased, profitability is further likely to decrease in the short term.

[Liquidity Coverage Ratio (LCR) Regulation]

Liquidity Coverage Ratio (High Quality Liquid Assets/Amount of Net Cash Outflow for Next One Month) ≥100%

The LCR regulation has been enforced since 2015, and for commercial banks, 80% applied in 2015 has since increased by 5%p each year gradually to reach 100% applicable after January 1, 2019, and for special banks, 60^ applied in 2015 has since increased by 10%p each year gradually to reach 100% applicable after January 1, 2019. As the LCR regulation above is to increase the short-term resilience of banks to liquidity risks, it is expected to contribute to the mitigation of the risk of the spread of a crisis in the financial sector to the real economy by enhancing the capacity of the banking sector to absorb shocks from any crisis in the financial sector or the real economy. Banks are required to have an appropriate amount of high quality liquid assets, which can be encashed easily and swiftly in a private market without any restriction on disposition, to make up for a liquidity shortage under a liquidity stress scenario for 30 days.

[Net Stable Funding Ratio (NSFR)]

NSFR = Available Stable Funding (Note 1) / Required Stable Funding (Note 2) ≥ 100%

Note 1) Available Stable Funding: Of the items of liabilities and capital, funds raised in a stable manner as they are unlikely to be withdrawn within the next one year even under a stress

Note 2) Required Stable Funding: Of the items of assets, amounts for which stable financing for one year or longer is required

Large Exposure Limit Regulation

The large exposure limit regulation is a regulation that manages the exposure for each counterparty in transaction linked to a Korean bank up to 25% of the BIS Tier 1 Capital. The Basel Committee originally intended to introduce the large exposure limit regulation in January 2019, however, as there were delays in the introduction schedule in some major countries involved, the formal introduction of such regulation was postponed in Korea, and the large exposure limit regulation has been enforced on a test basis in Korea through administrative guidance since March 31, 2019 with the voluntary participation by domestic banks, excluding the branches of foreign banks, Internet primary banks, the Korea Development Bank and the Export-Import Bank of Korea, however, the Korean financial authorities announced on April 17, 2020 that the enforcement of the large exposure limit regulation would be postponed after 2021 in order to ease burdens on banks, including those relating to the establishment of related systems, pursuant to a plan to ensure more flexible financial regulations and to help create an environment in which funding support for companies are provided in an efficient way.

The counterparty in transaction means a group linked in the relationship of control (as a relationship of exercising control by the holding of voting rights in excess of 50%/rights to appoint/dismiss directors, etc.; similar to a business group under the Monopoly Regulation and Fair Trade Act) or in the relationship of economic reliance (as a relationship in which the risk of insolvency or bankruptcy of one company may spread to another company (provided, however, that only exposure in excess of 5% of the Tier 1 Capital applies)).

The calculation of exposure includes the granting of credits of the nature of funding support, including loans, financial instruments, including shares and bonds, amounts guaranteed by those who provide guarantees, etc.

Example) Where a bank extends a loan of KRW 10 billion to Borrower B with a 50% written guarantee issued by Guarantee Institution A as a collateral, Guarantee Institution A and Borrower B incur the exposure of KRW 5 billion respectively.

The BIS standard capital (based on Basel III) is the capital on which exposure is based.

[Comparison between the regulation on the limit on the granting of credit to the same borrower and the Basel large exposure limit regulation]

Category	Limit on Granting of Credit to Same Borrower	Basel-Based Large Exposure Limit
Basis of Regulation	Banking Act	Regulations on Supervision of Banking Business (To be confirmed)
Counterparty in Transaction	Business group under the Monopoly Regulation and Fair Trade Act	Relationship of control, economic reliance
Subject	Granting of credit	Granting of credit + Share, Third-party guarantee, etc.
Limit	25% of the total capital (Note 1)	25% of the Tier 1 Capital (Note 2)
(Source: Press release of the FSC dated February 28, 2019) (Note 1) Total Capital: Tier 1 Capital + Tier 2 Capital (Subordinated bonds, etc.) (Note 2) Limit between D-SIBs: 15% of the Tier 1 Capital

2) Introduction of the Bail-in System

The bail-in system is designed to make shareholders and creditors first bear the expenses of the absorption of losses and the re-expansion of capital required for the normalization of an insolvent financial company and the maintenance of the key functions thereof in the course of the rehabilitation/reorganization of such insolvent financial company in the order of the bearing of losses before the implementation of the bail-out package of the government that involves the placing of burdens on taxpayers. Within the framework of the bail-in system, reorganization authorities in each country are authorized to order the amortization of unsecured/unprotected bonds or the implementation of the conversion of capital before the support of public funds, etc. are provided to an insolvent financial company to the extent that the order of repayment to creditors in the event of bankruptcy, the principle of equal treatment between pari passu creditors, the no creditor worse off principle, etc. are complied with. Given that there are differences in the scope of bonds subject to the bail-in system, the order of the bearing of losses, etc. to a certain extent among nations that have introduced the system recently, there are still uncertainties about how specifically the bail-in system will be introduced in Korea.

The FSC’s press release in December 2017 (disclosing the report on the peer review of Korea issued by the Financial Stability Board (FSB)) states that the FSB-recommended reorganization system (including the rehabilitation/reorganization plan (RRP) and the bail-in system) will be introduced on a timely basis to enhance response systems against crises, increase the roles of the FSC and the FSS with respect to the supervision of mutual finance, strengthen the supervision of the National Agricultural Cooperative Federation and improve capital regulations on savings banks and mutual finance. Accordingly, preparations for the introduction of the rehabilitation/reorganization plan (RRP), the bail-in system, the authority of the temporary stay of the right of premature termination, etc. are in progress in Korea as well.

If senior creditors are included in those subject to the bail-in system as the FSB’s recommendation or international trends are reflected, this means a significant lessening of the possibility of governmental supports reflected in the credit ratings of domestic banks, and therefore the bail-in system is a very important system.

As examined above, due to the risk of a deterioration in profitability caused by the liquidity regulation ratio applied after the introduction of Basel III and the necessity of the composition of assets and the establishment of the funding structure in line with the loan-deposit ratio regulation, etc., the policies and regulations of the government and financial regulators may have adverse effects on the profitability of banks. Accordingly, investors are advised to carefully consider the regulations of the government and financial regulators.

② Credit Card Business (Relevant company: Woori Card Co., Ltd.)

As the Korean credit card business is an industry subject to stringent regulations of the government, merchant fees, as the key revenue source of the credit card business, are directly controlled by the government under applicable laws. Merchant fees are adjusted every three years after the recalculation of qualified costs under Article 18-3(1) of the Specialized Credit Finance Business Act, and a merchant fee system to be newly applied from 2019 (Plan for Comprehensive Reform of Card Fee (announced on November 26, 2018) was announced on November 26, 2018. Then, as follow-up measures subsequent to the Plan for Comprehensive Reform of Card Fee (announced on November 26, 2018), a resolution for an amendment to the Enforcement Decree of the Specialized Credit Finance Business Act that provides for the expansion of the scope of merchants subject to the credit card preferential fee (expansion of the scope of merchants subject to the credit card preferential fee rate by raising the threshold of annual sales from KRW 500 million or smaller to KRW 3 billion or smaller) was passed at the Cabinet meeting on January 22, 2019, and, resultantly, the number of merchants subject to the credit card preferential fee reached 2,626,000, accounting for 96% of the entire merchants selected as of January 2019 (2,730,000) (Merchants subject to the credit card preferential fee accounted for 84% of the entire merchants selected as of the end of July 2018). The increase in the number of merchants subject to the credit card preferential fee as above is expected to lead to a reduction in card fees equivalent to around KRW 580 billion annually (given the effects of the application of credit card preferential fee rates following the designation of new petty merchants (with the sales of KRW 300 million or smaller), and given that merchant fees account for the half the operating profits of credit card companies, it is concluded that the profitability of the credit card industry will be decreased inevitably.

[Plan for Reform of Card Fee Rate and Expected Effects]

Category of Merchants (Based on Annual Sales)			As-Is	To-Be	Extent of Reduction
Credit Card	Merchants Subject to Preferential Fee (Preferential Fee Rates)	~ KRW 300 million	0.8%	0.8%	—
		KRW 300 million ~ KRW 500 million	1.3%	1.3%	—
		KRW 500 million ~ KRW 1 billion	2.05% Approximately	1.4%	0.65%p Approximately
		KRW 1 billion ~ KRW 3 billion	2.21% Approximately	1.6%	0.61%p Approximately
	General Merchants (Average Fee Rates)	KRW 3 billion ~ KRW 10 billion	2.20% Approximately	1.90% on Average	0.3%p on Average
		KRW 10 billion ~ KRW 50 billion	2.17% Approximately	1.95% on Average	0.22%p on Average
Check Card	Merchants Subject to Preferential Fee (Preferential Fee Rates)	~ KRW 300 million	0.5%	0.5%	—
		KRW 300 million ~ KRW 500 million	1.0%	1.0%	—
		KRW 500 million ~ KRW 1 billion	1.56% Approximately	1.1%	0.46%p on Average
		KRW 1 billion ~ KRW 3 billion	1.58% Approximately	1.3%	0.28%p on Average
	General Merchants (Average Fee Rates)	More than KRW 3 billion	1.60% Approximately	1.45% on Average	0.15%p on Average

(Source: Press release of the FSC on November 26, 2018)

Furthermore, the Korean regulation authorities have imposed far-reaching regulations on the card industry in order to manage household debts which have been placing heavy burdens on the Korean economy. The regulation authorities have announced a series of regulatory policies to curb household debts and to prevent excessive competition for scale-up among credit card companies and improve credit card companies’ financial soundness, including the ‘plan to improve the soundness of the credit card market’ announced in March 2011, the ‘special countermeasures to prevent excessive competition for scale-up among credit card companies’ announced in June 2011 and ‘comprehensive measures for the improvement of the structure of the credit card market’ announced in December 2011. Under the regulations above, the ratios of appropriate increase in card assets, newly issued cards and marketing budget (rate) have been established, and leverage regulations, etc. have been introduced, in order to restrict the size expansion of credit card companies, and systems applicable to overall card businesses in general have also been overhauled through the upward revision of the coverage ratio of allowance for bad debts with respect to card loans to strengthen the risk management of card assets, the expansion of the scope of the exchange of information among users of multiple cards, the promotion of the use of check cards, etc.

The series of regulations that have been introduced to date as above have the nature of preemptive measures to prevent potential risks that may be posed to credit card companies and therefore are believed to be effective in the control of the escalation of risks posed to credit card companies, however, it needs to be noted that the prolonged trend of tighter regulations on the credit card industry due to the systematic importance of the credit card industry and for policy purposes, such as the efforts to curb household debts, may lead to the retardation of the growth of credit card companies and a deterioration in their profitability.

③ Specialized Credit Financial Business (Relevant company: Woori Financial Capital Co., Ltd.)

Following the enforcement of the SCFBA in January 1998, the existing four business categories, including the credit card business, the installment financing business, the facility lease business and the new technology project financing business, were combined into the specialized credit financial business as a new financial business category, and while the specialized credit financial business has no deposit-taking function, its major business activity is to extend loans by raising funds through the issuance of bonds, and as a company engaged in another financial business, other than the credit card business, may freely enter into, or exit from, the specialized credit financial business market only by satisfying the relevant large-shareholder and capital requirements after the original license-based entry/exit system has been converted into the current registration-based entry/exit system, the specialized credit financial business constitutes a highly competitive industry.

As of the end of 2020, there are approximately 120 specialized credit financial companies operating in Korea, including 23 installment financing companies, 26 lease financing companies, 8 credit card companies, and 63 new technology venture capital entities.

[Status of the Specialized credit financial companies]

Installment Financing Companies (23)	Eco Capital, DB Capital, JB Woori Capital, SPC Capital, JM Capital, Lotte Capital, Mercedes-Benz Financial Services Korea, Meritz Capital, Volvo Financial Services Korea, Scania Finance Korea, Aju Capital, RCI Financial Services Korea, SY Auto Capital, NH Nonghyup Capital, Mpark Capital, Welrix Capital, JT Capital, K Car Capital, Cosmo Capital, Hana Capital, Heidelberg Print Finance Korea, KAIC Capital, Hyundai Capital

Lease Financing Companies (26)	BNK Capital, DGB Capital, KB Capital, DLL (formerly known as De Lage Landen), Deutsch Financial, Lotte Auto Lease, Leading Ace Capital, Mason Capital, Moorim Capital, BMW Financial Services Korea, KDB Capital, Star Financial Services Korea, Shinhan Capital, CNH Capital, Acuon Capital, AJ Capital Partners, Orix Capital Korea, OK Capital, JD Finance, Toyota Financial Services Korea, Volkswagen Financial Services Korea, Hankook Capital, Korea Investment Capital, Hyundai Commercial, HN Capital, M Capital (formerly known as Hyosung Capital)
Credit Card Companies (8)	KB Kookmin Card, Lotte Card, BC Card, Samsung Card, Shinhan Card, Woori Card, Hana Card, Hyundai Card
New Technology Venture Capital Entities (63)	Nongshim Capital, DA Value Investment, Leaders Technology Investment, Xolon Invest, SU& Financial Investment, CTK Investment, IBK Capital, Axis Investment, Ulmus Investment, SW Investment, SB Partners, NVESTOR, NHN Investment, Ncore Ventures, MC Investment, Yellowdog, YG Investment, Widwin Investment, Ubiquoss Investment, Yuil Technology Investment, East Gate Investment, E&Investment, Zenitas Investment, Kclavis Investment, KT Investment, Cornerstone Investment, Kudos Ventures, Kingo Investment Partners, Tony Investment, Pearl Abyss Capital, Hana Ventures, NAU IB Capital, NICE Investment Partners, Dongyoo Technology Investment, Lakewood Partners, Lotte Ventures (formerly known as Lotte Accelerator), Mega Investment, Mirae Asset Capital, Mirae Equity Partners, VS Investment, Samsung Venture Investment, Synergy IB Investment, Arche Investment, Aju IB Investment, ST Capital, ACE Investment & Finance, NH Venture Investment, Orbit Partners, Woori Technology Investment, Intops Investment, GMB Investment, KD Investment, Konai Partners, Korea Omega Investment Corp, Q Capital Partners, Crystal Bioscience, Kiwoom Capital, Tigris Investment, POSCO Capital, Friend Investment Partners, Harang Invest, HBIC, Hyundai Investment Partners

(Source: Financial Statistics Information System of the FSS)

The Enforcement Decree of the SCFBA, which went into effect as of August 22, 2018, emphasizes responsible lending of the specialized credit financial companies. It has been amended to rationalize the loan regulations imposed on the specialized credit financial companies and to encourage consumers to move from high-interest household loans to middle-interest rate loans and productive loans.

The specialized credit financial market is regulated by Article 48 (Restriction on Management Focused on Expansion of Business Scale) of the SCFBA, which does not allow a specialized credit financial company to have its total assets in excess of a certain multiple (10 times) of equity capital, and is further regulated by the Personal Information Protection Act. In addition, from July 2014, the specialized credit financial company may not provide the household loans in excess of 20% of its total assets (10% in case of the specialized credit financial company with its assets of KRW 2 trillion or more) and became more restricted to do transactions with its major shareholders. Amid these tightening regulations, other financial sectors (e.g., banks, savings banks, loan business) have gradually penetrated into the specialized credit financial business. Also, as the corporate financial market continues to stagnate, more capital companies are turning their eyes to the retail market, further intensifying the competition between the capital companies.

The followings are the major laws and supervisory regulations related to the specialized credit financial business:

Major Laws and Supervisory Regulations	Major Content
The SCFBA, the Enforcement Decree of the SCFBA, the Enforcement Rule of the SCFBA, the Regulation on Supervision of Specialized Credit Financial Business, and other enforcement bylaws

(a) Total assets to total equity capital: 10 times its equity capital

(b) Acquisition of real estate used for business: up to 100% of its equity capital

(c) Credit limit for its affiliate: up to 50% of its equity capital

(d) Loan limit for a new technology venture entity: 15 times the amount of its annual investment

(e) Weight of incidental affairs of credit card companies: within the amount of the credit card payments

(f) Weight of loans of a specialized credit financial business company: up to 30% of its total assets (excluding the amount of the claims which incur in the course of performing any business affairs prescribed by Presidential Decree)

(g) Percentage subject to the limit of middle interest rate loans: 80% of the loan amount

(h) Weight of rental business of a facility leasing company: within the facility leasing amount by goods

(i) Adjusted equity ratio for adjusted total assets: 7% or higher

(j) Liquidity ratio: 100% or higher

(k) Limit of shareholding by major shareholders and specially-related persons: 100% of its equity capital

Besides, the recently revised Specialized Credit Financial Business Act and the Regulation on Supervision of Specialized Credit Financial Business highlight the application of strict accounting rules. On one hand, this helps improve financial soundness of specialized credit financial companies, but, on the other hand their reinvestment capability would be adversely affected due to the underestimation of their business size and incomes under strict accounting rules. Pursuant to Article 19 of the Regulation on Supervision of Specialized Credit Financial Business, the Financial Supervisory Commission (the “FSC”) could issue an order for management improvement to a concerned business in the event where;

(i) adjusted equity ratio is less than 1/100,

(ii) the management evaluation gives comprehensive performance rating at Grade 5, or

(iii) specialized credit financial companies do not implement or find it difficult to implement key action items of the management improvement plan and the normal operation of business is deemed difficult.

Upon receipt of the order for management improvement, the specialized credit financial company should take the following actions:

(i) cancellation of part or all of shares;

(ii) suspension of officers from performing their duties, and appointment of managers;

(iii) being merged with, or acquired by, a third party, or becoming a subsidiary of a financial holding company;

(iii) transfer of all or part of business;

(iii) partial or full business suspension for up to six months;

(iii) transfer of all or part of contracts; and

(iii) downsizing of organization, restrictions on new business, etc.

In addition, by the FSS’ press release dated February 2021, the relevant financial authorities announced measures to strengthen liquidity management of the specialized credit financial companies. It was noted that if a specialized credit financial company becomes insolvent, financial institutions, which hold bonds issued by the specialized credit financial company, would suffer damages from such insolvency. In particular, in the event of occurrence of unpredictable economic shock, such as COVID-19, the specialized credit financial companies may act as a channel of spreading risk to the financial system. It was also noted that if a specialized credit financial company has problem in its liquidity, people with low or medium credit would have difficulty in borrowing loans, and private consumption and companies’ capital expenditures would decrease, thereby giving adverse effect to the real economy. As such, the relevant financial authorities introduced the “Standard Rule of Liquidity Risk Management” for the specialized credit financial companies as one of standard rules of the Credit Finance Association, which has been implemented since April 2021. Below set forth are the major terms of the Standard Rule of Liquidity Risk Management.

<Major Terms of the Standard Rule of Liquidity Risk Management>

①	Applicable to: Specialized credit financial companies that have issued corporate bonds + specialized credit financial companies with assets of KRW 100 billion or more*

*	These companies are 56 companies out of a total of 120 ones, and their assets are 99.4% of total assets.

②	Liquidity management system (specifying the roles of the board of directors and those of the management)

•	(Board of directors) In general charge of establishment and operation of the liquidity risk management system, such as approval of company’s liquidity risk management strategy

•	(Management) Prepare the liquidity risk management process and the detailed standards thereof, monitor any changes in risk, and regularly report such changes to the board of directors

③	Liquidity risk management indicators

•

(Major indicators) Corporate bond maturity distribution, immediately available liquidity ratio (liquidity assets / liabilities to be matured within one month), ratio of short-term financing (liabilities to be matured within one year / total amount of borrowings), etc.

•	(Early warning indicators) Credit rate downgrade, sudden rise in credit spread, outflow of large liquidity due to payment guarantees, concentration of assets and liabilities in specific sectors, etc.

④	Recognition, measurement and management of liquidity risk

•

(Crisis situation analysis) The company designs and implements a crisis situation analysis scenario, considering business characteristics and weaknesses, and periodically checks the adequacy of the scenario.

•

(Emergent funding plan) The company establishes and operates an emergent funding plan, such as downsizing of business requiring a large amount of cash outflow, if it is difficult to use regular funding means.

Note) The standard rule will be operated for definite period (2 years), and after evaluation of the operating status thereof, it will be supplemented and announced as a supervisory regulation or enforcement rule.

In addition, the relevant financial authorities are implementing certain enhanced measures to strengthen liquidity management of the specialized credit financial companies by such various ways as (i) expanding the public disclosure scope to a level similar to that of the banking industry, such as including qualitative indicator in the public disclosure of the specialized credit financial companies, (ii) reorganizing the liquidity monitoring by analyzing cases of COVID-19, deleting meaningless indicators from quantitative indicators, and inserting meaningful indicators, and (iii) gradual reduction of leverage limit of non-card companies.

<Scope of public disclosure regarding liquidity of banks/specialized credit financial companies>

Classification	Banks	Specialized credit financial companies
Scope of public disclosure

Management status of liquidity risk

▶ (Qualitative public disclosure) Explanation on risk limit, liquidity risk management system, policy to diversify funding sources and periods, liquidity risk mitigation techniques, method of using stress test, and emergent financing plan

▶ (Quantitative public disclosure) Measures and indicators designed by banks to assess liquidity, restriction on concentration of funding sources, liquidity gap by account for each maturity period

Management status of liquidity risk Þ (Proposed improvement) Newly insert the qualitative and quantitative public disclosure items like the banks
	Compliance with supervisory regulations ▶ Any violation of LCR, and future plan for compliance * Including the terms of agreement made with the FSS	Compliance with supervisory regulations Þ (Proposed improvement) Any violation of liquidity ratio in Korean currency, and future plan for compliance

(Source: Press release of the FSS)

As explained above, the specialized credit financial business is regulated by various rules, and given the gravity of the specialized credit financial business toward the national economy and related risks, regulators are expected to continue to tighten their grip on the industry. Investor should note that the results of operations and financial conditions of the specialized credit financial business could be generally affected by changes and adjustments in standards and regulations of the authorities.

④ Merchant banking business (Relevant company: Woori Investment Bank Co., Ltd.)

Competition has become fiercer in the merchant banking industry, which is the only financial industry permitting financial institutions to concurrently engage in other financial business activities, because more financial institutions, such as banks and securities companies, are participating in this market. The old Merchant Banking Act and the old Indirect Investment Asset Management Business Act were incorporated into the FISCMA, which became effective from February 4, 2009. Please note that such permission of concurrent engagement in other financial business activities would make competition fiercer in conducting new business, thereby causing decrease in profitability.

Merchant banks are regulated by the FISCMA, the Foreign Exchange Transactions Act, the SCFBA, the Depositor Protection Act, the Act on External Audit of Stock Companies, etc.

Under the Enforcement Decree of the FISCMA, the main business activities of merchant bank include: negotiation (deposit) of notes, CMA deposits, CPs, and receivables; credit (loan), such as short-term loans by purchasing notes at discounted price, factoring, purchasing trade bills at discounted price, guaranteeing notes, and medium and long term loans in Korean currency and foreign currencies; and investment banking business, such as arranging the acquisition of securities, M&A, venture investment, and project financing. As such, merchant banks may provide a variety of financial services, and in terms of financing, may secure business stability because they are able to have deposits whose depositors can be protected.

Merchant banks have such limit in their business as set forth by the FISCMA and its Enforcement Decree and the Financial Investment Business Regulations, and are under monthly and quarterly management and supervision.

The main limits of business include the followings: limit on bond issuance (up to 10 times the equity capital), limit on extension of credit to related parties (up to 15% of the equity capital), limit on large amount of credit extension (up to 5 times the equity capital), limit on investment in securities (up to 100% of the equity capital), limit on acquisition of real estate used for business (up to 100% of the equity capital), and limit on shares of large shareholder and its specially related persons (up to 5% of the equity capital).

Major Laws and Supervisory Regulations	Major Content
FISCMA, the Enforcement Decree of the FISCMA, and the Financial Investment Business Regulations

1. Limit on bond issuance: up to 10 times the equity capital

2. Limit on extension of credit to the same person: up to 20% of the equity capital

3. Limit on extension of credit to the same borrower: up to 25% of the equity capital

4. Limit on extension of credit to related parties: up to 15% of the equity capital

5. Limit on large amount of credit extension (up to 5 times the equity capital

6. Limit on investment in securities: up to 100% of the equity capital

7. Limit on acquisition of real estate used for business: up to 100% of the equity capital

8. Assets reserved for payment: 5% or more of issued bills, debt instruments, CMA deposits, and bills endorsed for security (average balance)

9. Limit on shares of large shareholder and its specially related persons: up to 5% of the equity capital

10. Percentage of support for small and medium-sized enterprises: 25% or more of amount of notes issued by companies, factoring finance, guarantee for payment of notes, and middle and long-term loans

⑤ Asset management business (relevant companies: Woori Asset Management Corp., Woori Global Asset Management Co., Ltd.)

The licensing policy of asset management company, which took effect in July 2014, was required to be improved because it (i) was inconsistent with the current FISCMA, which permits the business expansion of private equity management companies and relaxes the control of entry, and (ii) restricted the dynamics and competition of the asset management industry. As such, in May 2016, the financial authorities announced a plan to improve such licensing policy.

Major contents of such improvement include: (i) allowing securities companies to concurrently engage in private equity fund management business, (ii) easing requirements for conversion of private placement management company into public placement fund management company (expanding the admitted scope of entrustment), (iii) easing requirements for conversion into general management company (entrusted amount KRW 5 trillion won g KRW 3 trillion), and (iv) gradual abolition of principle of one asset management company for one group.

As a result of such improvement plan of the licensing policy of asset management company, the number of Korean asset management companies has tripled from 86 (as of the end of 2014) to 317 (as of the end of 2020). Assets under management increased by 75.3% from KRW 681 trillion (as of the end of 2014) to KRW 1,194 trillion (as of the end of 2020). Due to intensifying competition in the asset management market, more asset management companies are going into red. There are internal and external risk factors, such as the US-China trade dispute, global economic slowdown and local economic recession, and competition with other financial industries would be fiercer. As such, the financial authorities will tighten inspection and monitoring of risk factors in the asset management market, and regular monitoring of the financial soundness and adequacy of internal control of asset management companies with weak profit base, such as newly established ones.

[Major Status of Asset Management Companies]

Classification	2014	2015	2016	2017	2018	2019	2020
Number of companies	86	93	165	215	243	292	317
Assets under management (in KRW trillion)	681	819	907	950	1,019	1,137	1,194
Entrusted fund amount (in KRW trillion)	377	422	469	497	551	650	688
Amount under discretionary investment contracts (in KRW trillion)	303	397	438	452	468	487	506
Net income (in KRW 100 million)	4,175	4,955	6,674	6,274	6,060	7,917	N/A

(Source: Korea Financial Investment Association)

Meanwhile, the FSC proceeds to enact a trust business law by way of separation from the FISCMA. The purpose of such separation is to (i) cause trust business to have flexibility and provide comprehensive wealth management services, and (ii) enable banks to participate in the asset management market. This envisages appearance of new competitors in the asset management industry, and there may be difficulties in maintaining competitiveness and market share in the future. Among the major financial reform tasks announced by the FSC in early 2017, below set forth the key matters of overall reform of trust business system that are related to the asset management industry:

[Improvement of Trust Business System]

1. Improvement of licensing policy

•	Reasonably improve the licensing policy considering the characteristics of trust to invite various and creative players

•

Change the licensing unit from each entrusted property (equivalent to that for financial investment business) to each function (management, disposal, operation, etc.), and lower the entry barrier to invite small-scale trust firms and law firms that can provide more specialized and diversified services

2. Expansion of operational autonomy

Actively eliminate certain restrictions that cause difficulties in providing services for social needs, such as trust inter vivos, testamentary trust, and securitization trust.

3. Enhanced usability

Improve the convenience of consumers, but impose more responsibility on trustee considering expansion of operational autonomy

(Source: FSC)

On December 10, 2014, the FSC held a regular meeting to take a resolution of amending the Financial Investment Business Regulations for implementation of certain measures, such as improvement of control of soundness of asset management companies. According to the proposed amendment, the asset management companies would be required no longer to have a NCR (net capital ratio) exceeding 150%. NCR control was introduced in April 1997 to prevent insolvency of financial investment companies, and has applied to asset management companies since April 2001. The FSC has taken certain measures, i.e., recommendation (less than 150%), demand (less than 120%), and order (less than 100%) respectively depending on the level of NCR. However, such NCR control has been viewed to excessively restrict the asset management companies’ investments, when considering that the asset management companies, unlike the securities companies, have relatively low risk because they (i) focus on customer asset management and (ii) have little impact on the financial market even if they become insolvent. As such, the FSC has made new standards for soundness evaluation called “minimum operating capital,” which is the sum of (i) statutory minimum equity capital, (ii) capital required for management of customers’ assets, and (iii) capital required for management of the asset management company’ own assets. If an asset management company’s equity capital fails to meet the minimum operating capital, the FSC would take measure of “recommendation for management improvement,” and if an asset management company’s equity capital meets the “statutory minimum equity capital” but is less than 50% of the capital required for management of customers’ assets and its own assets, the FSC would take measure of “demand for management improvement.” However, it should be noted that the risk of the asset management business may increase if the volatility of the financial market expands due to increase of investment in risky assets as a result of abolition of the NCR.

[Proposed Amendment of Condition for Taking Timely Corrective Measure against Asset Management Companies]

Classification		① Soundness	② Evaluation of management status	Others
Current	Recommendation	NCR < 150%	General Grade 3 & Capital Adequacy Grade 4	① and ② are obviously predicted due to a large-scale financial accident.
	Demand	NCR < 120%	General Grade 4	① and ② are obviously predicted due to a large-scale financial accident.
	Order	NCR < 100%	-	Liabilities > Assets
Proposed Amendment	Recommendation	Less than the minimum operating capital	Abolition	① is obviously predicted due to a large-scale financial accident.
	Demand	Satisfying the statutory minimum equity capital but less than 50% of the capital required for management of customers’ assets and its own assets	Abolition	① is obviously predicted due to a large-scale financial accident.
	Order	Less than the statutory minimum equity capital	-	Liabilities > Assets

(Source: FSC)

Besides, the FSC abolished 62 items of management status evaluation for the asset management companies. Accordingly, it is expected that large companies will be able to actively conduct business activities by using their surplus capital for seeding investment in funds managed by them and participation in foreign markets. Small and medium-sized asset management companies are expected to increase their profitability by reducing SG&A expenses and other expenses due to being greatly released from their obligations to comply with such regulatory items.

Asset management companies are also greatly released from their burden to prepare materials and undergo inspection due to the lower level of regulatory compliance and the abolition of management status evaluation for their overall business activities. More competent managers can participate in the asset management market because alleviation of soundness control for specialized private placement management company would reduce the expenses required for establishment and operation of such management company to be established after the amendment of the FISCMA. However, it should be noted that the risk of the asset management business may increase if the volatility of the financial market expands due to increase of investment in risky assets as a result of abolition of the NCR.

⑥ Real estate trust business (Relevant company: Woori Asset Trust, Ltd.)

A real estate trust company is a financial institution that engages in financial investment business after being authorized by the FSC in accordance with the FISCMA. As such, a real estate trust company is subject to restrictions on business procedures and methods such as underwriting of trusts and management, operation, and disposal of trust assets under the FISCMA, its Enforcement Decree, the Financial Investment Business Regulations, and other related financial laws and regulations. In addition, trust products related to real estate are seen as essential for real estate business as they provide functions to enhance the stability of development projects and protect trust property based on Article 22 of the Trust Act (Prohibition of Compulsory Execution).

Real estate trust business is a regulated business, and certain standards for real estate trust business have been changed in accordance with the recent revision of the Financial Investment Business Regulations (effective on April 1, 2020). Article 4-86 of the Financial Investment Business Regulations (Borrowing by Real Estate Trust Business Operator) has been amended to increase the limit on borrowing secured by the real estate trust property by a real estate trust business operator for the purpose of carrying out the real estate trust business to 100% of the total amount of funds required for the business. Furthermore, the standards for the classification of asset soundness of real estate trust business operators have been strengthened to classify the soundness of loans to trust according to the level of real estate sales after sales.

[Soundness classification based on the sales percentage]

Classification	Less than 6 months	6 months or more ~ less than 12 months	12 months or more ~ less than 18 months	18 months or more ~ less than 24 months	24 months or more
Precautionary	Less than 40%	Less than 50%	Less than 60%	Less than 70%	Less than 80%
Substandard	Less than 20%	Less than 30%	Less than 40%	Less than 50%	Less than 60%

(Note 1) From 3 months after construction, Precautionary (80%) and Substandard (70*%) apply regardless of the number of months after sale (Source: FSC Press Release dated March 18, 2020)

Accordingly, when calculating the operating net capital ratio, the equity capital deduction ratios are differentially applied according to the asset soundness of loans to trust. Before the revision, the operating net capital ratio was calculated collectively by multiplying the amount of the loans to trust by 16%, but after the revision, the deduction ratios are applied differentially.

[Deduction Ratios based on Loans to Trust Soundness]

Classification	Normal	Precautionary	Substandard	Doubtful	Estimated Loss
Deduction Ratio	10%	15%	25%	50%	100%

(Source: FSC Press Release dated March 18, 2020)

Further, amendments have been made to ensure that the risk amount due to potential payment risk of responsible completion commitment type land trust is determined and reflected in the operating net capital ratio. Investors are advised to note that the enforcement of direct regulations on real estate trust business may serve as a factor of uncertainty in the future prospects and profitability of the industry.

C. Risks from changes in domestic and foreign financial markets

Risks from economic uncertainty at home and abroad have significant effects on the financial industry, which directly or indirectly affect the financial industry. Our Group, including the Company, is also greatly affected by changes in domestic and foreign financial markets with the result that fluctuations in interest rates, exchange rates, bond and stock prices, and other market factors directly or indirectly affect the Company’s business operations. Investors should be aware of such risks.

The Korean economy is highly dependent on external factors and its capital market is completely open to external factors. Accordingly, the Korean real economy is greatly affected by global economic fluctuations, and so is the financial industry, which is under the influence of the real economy. According to the Bank of Korea’s breaking report on Korea’s real GDP in the 1st quarter of 2021, Korea’s real GDP grew by 1.6% compared to the previous quarter. Although the increase in construction investment and exports has slowed, private consumption, government consumption and plant and equipment investment have begun to increase, showing signs of recovery.

[Expenditure on Gross Domestic Product from Bank of Korea]

(Unit: Seasonal adjustment series compared to the previous year,     %)

	2019p				2020p				2021p
	1/4	2/4	3/4	4/4	1/4	2/4	3/4	4/4	1/4
GDP	-0.3(1.8)	1.0(2.1)	0.4(2.0)	1.3(2.3)	-1.3(1.4)	-3.2(-2.7)	2.1(-1.1)	1.2(-1.2)	1.6(1.8)
Private consumption	0.1	0.7	0.4	0.7	-6.5	1.5	0.0	-1.5	1.1(1.0)
Government consumption	1.1	1.7	1.7	1.8	1.4	1.1	0.2	-0.5	1.7(2.6)
Construction investment	-0.7	2.9	-6.4	8.0	0.5	-1.5	-7.3	6.5	0.4(-2.4)
Plant and equipment investment	-8.5	2.6	1.7	2.6	0.2	-0.5	8.1	-2.0	6.6(12.4)
Intellectual property product investment	1.5	0.7	0.4	0.4	0.8	2.4	0.1	0.7	0.8(4.1)
Increase/Decrease in inventory	0.2	0.0	-0.6	-0.7	0.6	0.1	-1.0	-0.3	0.3(-0.9)
Exports	-3.1	1.9	4.5	0.6	-1.4	-16.1	16.0	5.4	1.9(4.5)
Imports	-3.2	2.9	1.2	0.4	-3.6	-6.7	5.6	2.2	2.4(3.1)

Note 1) The chain prices in 2015

Note 2) Inventory increase/decrease is a contribution to GDP growth(%p) 2) The figures within the parentheses are year-on-year increase/decrease in original series Source: Bank of Korea’s breaking report on domestic real GDP for 1st quarter of 2021 (April 2021)

Despite the recent re-spread of the COVID-19 pandemic, the private consumption is forecast to be boosted by several favorable factors, such as strengthened financial support in the employment and welfare sectors, a gradual recovery in service consumption, and the base effects of a sharp decline in 2020. Government consumption will continue to pursue an expansionary fiscal policy (e.g., the 4th disaster subsidy), which will drive private demand. Capital expenditures are expected to steadily increase with resumption of new investment which has been delayed due to global recession, steady business showings in semiconductor industry, and the Korean version of New Deal (digital and green), which will lead to increased investment in new growth industries. With orders for construction recovering since 2019, construction investment is expected to gradually increase due to, among others, increased public housing construction, increased SOC budgets, and invigoration of civilian investment projects. As economic activities of major countries, which have been sluggish due to COVID-19, are normalized, exports are expected to increase, with focus on exports of commodities, as a result of steady business showings in semiconductor industry, and increase in raw materials prices.

There are certain factors contributing to increased consumer prices, such as increases in international oil prices and raw materials prices, and increases in the prices of livestock and fishery products and agricultural products due to low harvests, but free education and other welfare policies are factors which are likely to decrease prices.

Employment performance is expected to improve with the improvement of employment conditions in wholesale/retail, accommodations, education and face-to-face contact service industries, whose performance drastically worsened last year, and due to certain positive factors, including resumption of new recruitments by major corporations and mitigation of slump in manufacturing jobs as a result of recovery of exports and increased rate of operation.

There are factors contributing to current account deficits, such as increases in import prices due to increased international oil prices, and factors leading to deficits in service accounts, while there are factors contributing to current account surpluses, such as lively exports.

The real estate market is expected to continue to see rising prices due to low interest rates and high liquidity in the market, and increased demand resulting from rising jeonsei lease prices, but increases in housing prices will be limited as a result of tougher property holding tax and property capital gains tax, wait-and-see attitude after several years of rapid increases, and expectations for increased supply of public housings.

Meanwhile, the International Monetary Fund (IMF) raised its global economic outlook for 2021 to 6.0% (+0.5%p higher than that in January). Although the global economy is recovering faster than expected due to unprecedented politic responses of each government, the economic recovery is not equal for every countries. GDP in the second half of last year came in above forecast, but GDP of this year is still expected to be lower than the growth path before COVID.

In May 2021, the Monetary Policy Board of the Bank of Korea decided to keep the base interest rate at 0.5%. Despite the economic improvement in exports and investments, the employment and consumption are not recovering fast. The US Federal Reserve intimated to maintain its current policy until employment and inflation return to target levels through the introduction of average inflation targeting, thereby implying to keep the current base interest rate at 0.25%.

U.S. companies, which moved to foreign countries in 2017 due to protectionism and tax reduction policy, returned to the U.S., and the U.S. economy achieved full employment and stabilized inflation at around 2%. In the second quarter of 2018, the U.S. GDP growth rate reached 3.5% on an annualized basis. Under such economic recovery, the monetary authorities of major countries tried to normalize their monetary policies, and the US Federal Reserve made four rises of base interest rate in 2018, and kept such base interest rate between 2.25% and 2.50% before the FOMC of July 2019.

However, after recording 3.5% in the second quarter of 2018, the U.S. GDP growth (annual) rate fell down to 2.9% and 1.1% respectively in the third quarter and the fourth quarter of 2018, and recorded 2.9% throughout 2018. Such growth rate became lower to be 2.3% in 2019, mainly due to some worse economic indicators that continued in 2019, the worse trade conflict between US and China, and the global economic slowdown. As such, in July 2019, the FOMC lowered the base interest rate by 0.25%p to 2.00%~2.25% to reduce the downward risk that may result from the weak growth of global economy and the trade disputes. Besides, given the uncertainty of global economy and low inflation, the FOMC mentioned that it would take appropriate actions to expand the economy considering future fluctuations in economy, thereby implying additional reduction of interest rate. Thereafter, the FOMC additionally reduced interest rates twice in September and October 2019 (reduction by 0.25%p to 1.75%~2.00% in September, and also 0.25%p to 1.50%~1.75% in October). Then, in December 2019, the US FOMC additionally lowered interest rates twice by 150 bps to 0-0.25% in order to cope with the global spread of COVID-19 that occurred in December 2019 in China.

In case of Korea, the Monetary Policy Board raised the base rate each by 25bp (1.25% g 1.50% g1.75%) respectively in 2017 and November 2018. Thereafter, however, the Monetary Policy Board lowered the base interest rate to 1.50% in July 2019, given the expected moderate growth of Korean economy and the forecasted low level of inflation. Subsequently, in October 2019, the Monetary Policy Board lowered again the base interest rate to 1.25%, considering the sluggish economic indicators and the global slackness of monetary stance.

The Bank of Korea predicted that (i) capital expenditures would decrease and exports of goods would grow slower due to uncertainties caused by the sluggish IT industry and the trade dispute between US and China, but (ii) the economic growth could be better next year because the private sector would be getting over the slump. However, as the US FOMC reduced the base rate twice, given the possible recession of Korean economy due to COVID-19 and the global trend of reduction of interest rate, the Bank of Korea had to hold an extraordinary meeting of the Monetary Policy Board in March 2020, which was convened for the first time after 2008, to reduce the base rate by 0.5%p from 1.25% to 0.75%. Thereafter, in May, the Monetary Policy Board additionally reduced the base rate by 0.25%p from 0.75% to 0.50%, thereby entering the era of 0% range low interest rate for the first time. Since then, the base rate has been maintained at 0.50%.

Under such uncertainty caused by COVID-19, it is unclear when the economy will recover, and it is not easy to predict the economy. Considering that the COVID-19 situation in Korea has been somewhat calmed, if calm is continued, we may expect that private consumption will improve. However, the uncertainty of growth path is high depending on the supply situation of COVID-19 vaccines. The Company’s business may be directly or indirectly affected by such uncertainty of real economy and the volatility of financial market, and thus investors should consider such circumstances before investment.

D. Risk related to increase of double leverage ratio

The double leverage ratio is a financial holding company’s total amount of investment in its subsidiaries compared to its equity capital. Any amount exceeding 100% is capital amount contributed by the holding company through its borrowing, and the financial authorities recommend the holding company not to exceed 130%. If the double leverage ratio of holding company exceeds such 130%, it may be adversely affected at the time of evaluation of business status.

The average double leverage ratio of Korean financial holding companies is 119.17% as of the end of 2020, which means that they are strengthening their financial roles by expanding funding sources and reducing funding costs. However, given their capital structures, which are largely rely on dividends from core subsidiaries, the double leverage ratio may exceed 130%, which is recommended by the financial authorities, due to uncertainty in the financial market and the regulators’ more tightened control. Investors should note that the Company may be sanctioned in case of exceeding such 130%.

The double leverage ratio is a financial holding company’s total amount of investment in its subsidiaries compared to its equity capital. Any amount exceeding 100% is capital amount contributed by the holding company through its borrowing, and the financial authorities recommend the holding company not to exceed 130%. If the double leverage ratio of holding company exceeds such 130%, it may be adversely affected at the time of evaluation of business status.

The average double leverage ratio of Korean financial holding companies is 119.17% as of the end of 2020, and there is no financial holding company that exceeds 130% recommended by the financial authorities. As of the end of 2020, the Company’s double leverage ratio was 102.46%, which is lower than such recommended level.

[Changes in double leverage ratios of Korean financial holding companies]

(Unit:     %)

Company	End of 2020	End of 2019	End of 2018	End of 2017
Woori Financial Group	102.46	98.84	—	—
KB Financial Group	126.37	125.96	126.17	125.80
Shinhan Financial Group	119.61	129.00	119.05	127.44
Korea Investment Holdings	126.25	126.85	128.74	129.09
Hana Financial Group	126.49	125.49	125.61	125.20
DGB Financial Group	117.38	120.70	119.40	109.54

Meritz Financial Group	121.04	25.29	128.19	127.75
BNK Financial Group	118.76	118.69	122.39	122.22
JB Financial Group	115.91	114.75	119.34	129.42
Nonghyup Financial Group	117.47	117.03	120.62	121.18
Average	119.17	120.26	123.28	124.18

Note 1) Double leverage ratio of financial holding company = (Total amount of investment in its subsidiaries / total amount of equity capital) * 100 (calculation method: based on separate balance sheet)

(Source: Financial Statistics Information System of the FSS)

Bank holding companies are expanding their business into non-banking sectors, such as securities, insurance, credit card, and capital, and using them to grow their assets. Recently, they are strengthening M&As focusing on overseas markets. Non-bank holding companies also try to expand not only their main business through their subsidiary securities companies, but also the business of deposits and loans such as internet primary banks or savings banks. This means that the holding companies and their subsidiaries are expanding the division of financial roles between them, such as provision of capital necessary for business diversification and growth through subsidiaries, supply of liquidity, and payment guarantees.

Meanwhile, in order to stabilize the financial roles of financial holding companies in the long term, it is necessary to manage the double leverage ratio, comprehensively considering the uncertainty of the financial market, the regulatory system by industry, and the balance of profit structure of financial holding companies. Considering that Korean financial holding companies are highly relying on earnings from their flagship subsidiaries, the business performance of such flagship subsidiaries can have a relatively large impact on the long-term financial stability of the financial holding companies.

Therefore, it is necessary to monitor the holding companies’ ability to expand their capital, taking into account their groups’ dependence on earnings from their flagship subsidiaries so as to minimize changes in buffering capacity at the level of groups that may result from changes in the business performance of their flagship subsidiaries.

As explained above, investors should note that the Company may be sanctioned if its double leverage ratio exceeds 130% recommended by the financial authorities.

E. Risks from fiercer competition due to restructuring of the financial industry

Financial companies are proceeding with M&As for the purpose of enlargement, diversification and creation of business synergy. As such, the financial industry is being restructured and competition is expected to be fiercer. Such fiercer competition may cause the profitability of financial holding companies, like the Company, to be worse in the future.

Korean banking and financial industries are being restructured by such as the proposed privatization of Woori Financial Group and KDB Financial Group, the incorporation of Korea Exchange Bank into Hana Financial Group, and the reappearance of Woori Financial Group. It is required to monitor the impact of such restructuring on the competitive composition of the financial industry and the market power of individual banks.

Besides, according to the privatization plan of (old) Woori Financial Group, which was announced at the end of June 2013, Kwangju Bank, Kyongnam Bank, NH Investment & Securities (formerly known as Woori Investment & Securities), and DGB Life Insurance (formerly known as Woori Aviva Life) were sold separately and Woori Financial Group was merged into Woori Bank. Hana Bank and Korea Exchange Bank were completely merged on September 1, 2015, and Mirae Asset Securities was merged with Daewoo Securities on December 29, 2016. In connection with the Company, its financial holding company was dissolved in November 2014 but reappeared on January 11, 2019, and has proceeding with M&As to strengthen its non-banking businesses.

Such restructuring of the financial market can help enlargement and diversification of financial companies, thereby increasing the variety of financial products to provide customers with more opportunities of selection. However, such restructuring may lead to fiercer competition for increase of market share, and a financial company, which fails to effectively respond to changes in customers and markets, may suffer customer separation, and reduced revenue and profitability.

F. Risks related to personal information

Financial sector has often suffered leakage accidents of personal information, and hackers will continually attempt to hack customer information of financial companies, including the Company, in the future. Accordingly, it is necessary to tighten internal security through internal control procedures to protect customer information. Investors should note that any occurrence of such leakage accident may result in falling of reputation of the Company and its subsidiaries, costs related to claims for damages, and decrease in profits due to customer separation.

With the recent rapid development of information and communication technology and the growing importance of personal information, there have occurred various types of information leakage incidents, such as traditional hacking attempts through external networks and internal leakage by employees of security service providers. Such leakage incidents of personal information have also occurred in banks that have been deemed relatively secured. In December 2013, the prosecutors stated that 34,000 pieces of customer information and 103,000 pieces of customer information had been leaked respectively from Citibank and SC Bank, and a special inspection thereof was conducted.

At the beginning of 2014, approximately 104 million pieces of customer information were leaked from three credit card companies at the same time. In January 2014, the prosecutors indicted an employee of outside service provider, who pilfered the information from KB Kookmin Card, Lotte Card and NH Nonghyup Card, and advertisers and solicitors of loan, who purchased such information from such employee. Such employee was arrested. The prosecutors said that the personal information illegally pilfered by such employee was not sold or distributed. However, the prosecutors’ investigation in February 2014 revealed that 82.7 million pieces of the said 100 million pieces of customer information of three credit card companies were secondarily leaked.

By its “Measures to Prevent Leakage of Customer Information of Financial Companies” dated January 2014, the FSC stated that it would issue certain sanctions against the said three credit card companies in February 2014. Such three credit card companies were ordered to suspend their business for three months from February 17, 2014, which was the severest sanction under the law. Besides, in March 2014, the relevant authorities jointly prepared and began to proceed with the “Comprehensive Measures to Prevent Recurrence of Personal Information Leakage in the Financial Sector” as one of the core tasks of the “Three-Year Plan for Economic Innovation” in order to prevent repeated information leakage and hacking accidents. In December 2014, the FSC and the FSS held the 6th meeting to review the implementation plan for follow-up measures for the “Comprehensive Measures to Prevent Recurrence of Personal Information Leakage in the Financial Sector” of March 2014. Below set forth are the basic direction of the “Comprehensive Measures to Prevent Recurrence of Personal Information Leakage in the Financial Sector.”

[Comprehensive Measures to Prevent Recurrence of Personal Information Leakage in the Financial Sector (March 10, 2014)]

1. Tightening the rights of financial consumers and the responsibilities of financial companies at each stage of processing information

•	Tightening information protection at each stage of collecting, holding, using and destroying

•	Minimizing exposure of social security number during financial transactions

•	Entire change of consent form for provision of information

•	Restriction on contact-free business activities using text messages, etc.

•	Guaranteeing financial consumer’ right to determine matters regarding his/her information

2. Establishing a structure by which financial companies obviously take the responsibilities

•	Tightening the responsibilities of the CEO, etc.

•	Tightening responsibility of financial companies when providing information to solicitors and third parties

•	Significantly tightening ex post sanctions

3. Strong response to hacking and other access using electronic means

•	Significantly tightening the existing computerized security measures

•	Tightening inspection and management of information security

•	Tightening the protection of personal information when using credit cards

4. Blocking potential damage caused by previously provided or leaked information

•	Blocking potential damage caused by existing information

•	Building a system for counteraction

(Source: Press Release of the FSS)

Meanwhile, the amendment bill of the FHCA was promulgated on May 28, 2014 (being effective on November 29, 2014) to tighten the regulations on provision of customer information between affiliates of a financial holding company. According to the revised clauses regarding provision of customer information, the scope of information to be provided is limited to such purpose of use as required for internal business management prescribed by Presidential Decree, and the procedure and method of provision of information are to be determined by the FSC. Besides, the details of provided customer information should be notified to customers as prescribed by Presidential Decree. In order to amend the Enforcement Decree and supervisory regulations concerned to reflect the above amendment of the FHCA, on July 17, 2014, the FSC announced the amendments of the Enforcement Decree of the FHCA and the Supervisory Regulations on Financial Holding Companies. Such amended FHCA, Enforcement Decree and Supervisory Regulations on Financial Holding Companies became effective on November 29, 2014. As such, the Company will be subject to strict control and regulation regarding the prevention of leakage of customer information, which may affect the Company’s profits.

[Revised provisions of the FHCA]

Article 48-2 (Provision and Management of Customer Information)

① Notwithstanding Article 4(1) of the Act on Real Name Financial Transactions and Confidentiality and Articles 32 and 33 of the Credit Information Use and Protection Act, a financial holding company, etc. may provide information or data on financial transactions under Article 4 of the Act on Real Name Financial Transactions and Confidentiality (hereinafter referred to as “financial transaction information”) and personal credit information prescribed by Presidential Decree under Article 32(1) of the Credit Information Use and Protection Act (hereinafter referred to as “personal credit information”) regarding the following matters to the financial holding company, etc., to which they belong, in order for them to use such information for the internal business management prescribed by Presidential Decree, such as credit risk management, according to methods and procedures prescribed by the Financial Services Commission (hereinafter referred to as “procedures for providing customer information”): <Amended on July 31, 2009; May 28, 2014>

1. Scope of information that it may provide;

2. Methods of processing, such as the encoding of customer information;

3. Separate keeping of customer information;

4. Period and purposes of use of customer information;

5. Deletion of customer information when the period of use expires; and

6. Other matters prescribed by Presidential Decree for the stringent management of customer information.

② Any investment trader or broker under the Financial Investment Services and Capital Markets Act, which is a subsidiary, etc. of a financial holding company, may provide any of the following information (hereinafter referred to as “information, on the total amount of securities, etc.”), from among information on money or securities deposited by a depositor who trades, or intends to trade, securities through the relevant investment trader or investment broker, to the financial holding company, etc., to which the investment trader or broker belongs, in order for them to use such information for the internal business management prescribed by Presidential Decree, such as credit risk management, according to procedures for providing customer information: <Amended on July 31, 2009; May 28, 2014>

1. The total amount of money deposited;

2. The total amount of securities deposited;

3. The total amount of securities deposited for each type; and

4. Other information prescribed and publicly notified by the Financial Services Commission as equivalent to those under subparagraphs 1 through 3.

③ Where a subsidiary, etc. provide financial transaction information, personal credit information, and information on the total amount of securities, etc. (hereinafter referred to as “customer information”) pursuant to paragraphs (1) and (2), Article 32(7) of the Credit Information Use and Protection Act shall not apply. <Amended on July 31, 2009>

④ Where a subsidiary, etc. provide a financial holding company, etc., to which they belong, with customer information pursuant to paragraphs (1) and (2), they shall notify their customers of the details of information they have provided; provided that if they have not collected personal information they may notify, such as contact details, the foregoing shall not apply. <Newly Inserted on May 28, 2014>

⑤ Kinds of information, which a subsidiary, etc. should notify pursuant to paragraph (4), a cycle and method of notification, and other necessary matters shall be prescribed by Presidential Decree. <Newly Inserted on May 28, 2014>

⑥ A financial holding company, etc. shall appoint at least one person from among their executive officers to take charge of the management of customer information (hereinafter referred to as “customer information officer”) in order to strictly manage customer information. <Amended on July 31, 2009; May 28, 2014>

⑦ Each customer information officer shall prepare a business guidebook, as prescribed by the Financial Services Commission, for the strict management of customer information and then report the details thereof to the Financial Services Commission. <Amended on February 29, 2008; July 31, 2009; May 28, 2014>

⑧ A financial holding company, etc. shall formulate a policy for handling customer information, as prescribed by Presidential Decree, and shall notify their counterparty of such policy or shall make a public announcement of the policy and post it at their business office. <Amended on July 31, 2009; May 28, 2014>

⑨ Detailed scope of a financial holding company, etc. and their subsidiary, etc. subject to the provisions of paragraphs (1) through (8) shall be prescribed by Presidential Decree. <Newly Inserted on July 31, 2009; May 28, 2014>

(Source: Ministry of Government Legislation)

[Revised provisions of the Enforcement Decree of the FHCA]

Article 27-2 (Provision and Management of Customer Information)

① “Internal business management prescribed by Presidential Decree, such as credit risk management” in Articles 48-2(1) and 48-2(2) of the Act means any of the following business affairs, other than the introduction of products and services to customers or recommendation of their purchase thereof: <Newly Inserted on November 24, 2014>

1. Risk management, such as credit risk management, and internal control;

2. Inspection of business affairs and property status;

3. Analysis of customers and development of products and services;

4. Performance management; and

5. Conduct of entrusted business affairs.

② “Matters prescribed by Presidential Decree” in Article 48-2(1)6 of the Act means any of the following matters: <Newly Inserted on November 24, 2014>

1. Approval of a customer information officer under Article 48-2(6) of the Act in requesting and providing customer information; and

2. Inspection of the provision and use of customer information.

③ A financial holding company, etc. shall notify customers of the following matters in accordance with Article 48-2(4) of the Act: <Newly Inserted on November 24, 2014>

1. A person who provides customer information;

2. A person who is provided with customer information;

3. Purposes of the provision of customer information; and

4. Items of provided customer information.

④ A financial holding company, etc. shall at least once a year notify customers of the matters in accordance with Article 48-2(4) of the Act. <Newly Inserted on November 24, 2014>

⑤ Policies on handling customer information to be established by a financial holding company, etc. under Article 48-2(8) of the Act (hereafter referred to as “information-handling policies” in this Article) shall contain the following matters: <Amended on January 18, 2010 and November 24, 2014>

1. Kinds of customer information provided;

2. Source of providing customer information;

3. Internal policies for the protection of customer information;

4. Legal grounds for the provision of customer information; and

5. Other matters deemed necessary for the strict management of customer information, as publicly notified by the Financial Services Commission.

⑥ Where information-handling policies are first determined or revised, a financial holding company, etc. shall notify existing transacting parties of such fact without delay, or publish such fact on daily newspapers and put them on the bulletin board at its business offices, such as the main office and branch office, and post it on the Internet. <Amended on November 24, 2014>

⑦ Where a financial holding company, etc. has commenced financial transactions, it shall deliver and explain (or notify in cases of commencing transactions through the internet) its information-handling policies to the other party, and notify it regularly or publicly announce such on daily newspapers once a year. <Amended on November 24, 2014>

⑧ The notification of information-handling policies under paragraphs (6) and (7) above and notification under Article 48-2(4) of the Act may be given by mail or electronic mail, etc. <Amended on November 24, 2014>

⑨ The Financial Services Commission may determine detailed matters concerning contents included in information-handling policies under paragraph (5). <Amended on February 29, 2008 and November 24, 2014>

⑩  Subsidiaries, etc. subject to Articles 48-2(1) through 48-2(8) of the Act under paragraph (9) of the same Article shall be limited to subsidiaries, etc. of financial holding companies which are financial institutions or companies closely related to the operation of financial business under Article 2(2). <Newly Inserted on January 18, 2010 and November 24, 2014>

(Source: Ministry of Government Legislation)

[Revised provisions of the Supervisory Regulations on Financial Holding Companies]

Article 24-2 (Provision and Management of Customer Information) <Amended on November 29, 2014>

① The term “methods and procedures prescribed by the Financial Services Commission” in Article 48-2, Paragraph (1) of the Act shall be as follows: <Newly Inserted on November 29, 2014>

1. No financial holding company shall provide a customer information register;

2. A financial holding company shall provide customer information after taking measures, such as encrypting it, so that no person, other than users approved by the customer information officer, can access or utilize information provided;

3. A financial holding company shall provide personally identifiable information under Article 19 of the Enforcement Decree of the Personal Information Protection Act, among customer information after encrypting the personally identifiable information or transforming it into a special management number, etc. so that no third person, who obtains the personally identifiable information, can identify such information;

4. A financial holding company shall store customer information provided separately from other information; provided that the foregoing shall not apply where it generates new information using customer information provided; however, even in such cases, it shall use customer information provided within such periods for using information as approved by the customer information officer;

5. A financial holding company shall set the period for using information up to one month; provided that in any of the following cases, it can set the period for using information exceeding one month after obtaining approval from the customer information officer of the company that has requested customer information and the customer information officer of the company that has provided customer information:

A. if it is necessary to comply with the Act, its Enforcement Decree and other relevant regulations;

B. if it is necessary to comply with internationally acceptable international laws and international standards; or

C. if it is necessary to achieve the purpose of providing information, such as credit risk management;

6. A financial holding company shall immediately destroy the relevant information where the period for using information expires or information is not required due to fulfilling the purpose of providing information;

7. Where a financial holding company requests or provides customer information, the customer information officer of the relevant company shall determine whether to approve the request for customer information or the provision thereof after examining the following:

A. whether the purpose of using customer information requested or provided is specific and appropriate to use such customer information for internal management control under Article 48-2, Paragraph (1) of the Act;

B. whether the scope of, and the period for using, customer information requested or provided are appropriate; and

C. whether the scope of users of customer information, methods of processing customer information after the use thereof, etc. are appropriate;

8. The customer information officer of a financial holding company shall quarterly examine all matters concerning the provision and use of customer information by its affiliates; and shall annually report the result of the comprehensive examination thereof to the Governor of FSS; and

9. The customer information officer of a financial holding company, which requests customer information, shall monthly examine the adequacy of the period for using information approved pursuant to subparagraph 5(C) above.

② The term “information determined and announced by the Financial Services Commission” in Article 48-2(2)4 of the Act shall be as follows: <Newly Inserted on March 8, 2010; Moved from paragraph (3) on November 29, 2014>

1. Total amount of debt securities by kind;

2. Total amount of collective investment vehicles by kind according to the classification referred to in each subparagraph Article 229 of the Financial Investment Services and Capital Markets Act as beneficiary certificates; and

3. Average period of holding securities and the average number of trading during a given period of trusters based on the total amount of securities deposited.

③ A business manual referred to in Article 48-2, Paragraph (7) of the Act shall include the following: <Amended on November 29, 2014; Moved from paragraph (2) on November 29, 2014>

1. Purpose of providing customer information;

2. Matters concerning restrictions, etc. on the use of customer information to provide an unfair advantage to specific customers;

3. Types of customer information that may be provided among financial holding companies, etc.;

4. Name of a financial holding company, etc. that provides or accesses customer information;

5. Procedures for providing customer information among financial holding companies, etc.;

6. Safeguards for customer information;

7. Authority and duty of the customer information officer;

8. Criteria and procedures for imposing disciplinary sanctions on a violator of a business manual;

9. Methods of publicly announcing or notifying guidelines for handling customer information;

10. Methods of notifying the details of customer information provided; and

11. Methods of processing customer information at the time of business transfer, division or merger; and methods of performing the duty under Article 32, Paragraph (6) of the Credit Information Use and Protection Act.

④ Subsidiaries, etc. of a financial holding company shall prepare and operate business manuals in the same details as the business manual of the financial holding company, except in extenuating circumstances. <Amended on November 29, 2014; Moved from paragraph (3) on November 29, 2014>

⑤ Where a financial holding company, etc. formulates or amends its business manual, it shall obtain approval from the board of directors of the relevant financial holding company, etc.; and shall report the same to the FSC within two weeks from the date of approval by the board of directors (where a financial holding company, etc. formulates and amends the business manual in the same details and effects as the business manual of the financial holding company, the date of the latest meeting at which the board of directors granted approval) of the financial holding company, etc. <Amended on December 13, 2007; Moved from paragraph (4) on November 29, 2014>

⑥ Guidelines for handling information under Article 27-2, Paragraph (1) of the Decree shall include the following: <Amended on November 29, 2014; Moved from paragraph (5) on November 29, 2014>

1. Name and type of business of a financial holding company, etc.;

2. Name and type of business of a financial holding company, etc. to which customer information is provided;

3. Purpose of providing customer information;

4. Safeguards for customer information; and

5. Where customers suffer loss because a financial holding company, etc. unlawfully provides customer information, a remedy for such loss.

(Source: Ministry of Government Legislation)

The Company and its subsidiaries shall further strengthen internal security under the internal control procedure, and invest our efforts to raise the level of regular inspection of customer information management. Further, in order to prevent information being leaked by internal staffs, we will invest efforts in the control procedure and stronger security regarding access to customer information, so as to eliminate any possibility of leaking customer information to the extent possible.

However, it is expected that there would be continued attempts by external third parties to leak customer information from the Company as well as financial companies. Going forward, the possibility of the Company’s reputation being damaged; the possibility of having to pay compensation to customers who have suffered damages and incurred costs due to follow-up measures pursuant to customer information leakage, such as the reissuance of cards; or possible adverse impacts of sanctions by the supervisory authority including fines or suspension of business cannot be excluded. We advise that you take note of the above in your investment decisions.

G. Risks of the Introduction and Growth of the Fintech Industry

The advance in innovative technologies pursuant to the fourth industrial revolution, a new type of financial service that combines technology with finance, Fintech (Fintech: Financial+Technology), is revamping the fundamentals of the financial industry. Accordingly, in the third regulation reform ministerial meeting held on May 2015, the government released the ‘Fintech Industry Promotion Method’, and proposed 3 major milestones and 11 detailed tasks, including the promotion of Fintech industry startups and growth, full-fledged public-friendly services, and establishment of the Fintech infrastructure. Further, the government announced the ‘Fintech Innovation Facilitation Method’ in March 2018, and suggested 4 policy directions towards achieving financial innovation: 1) testing and supporting innovative financial services, 2) sophistication of financial industry services, 3) expansion of Fintech market, 4) response to Fintech innovation risks.

In October 2018, the government conducted regulatory reform to facilitate Fintech by launching a ‘Regulatory Reform T/F for Financial Innovation including Fintech, Etc.’ Further, the FSC proclaimed January 2019 to be the ‘golden time’ for Fintech acceleration, and established a 6 milestone strategy plan for focused and systematic support (① full use of financial regulation sandbox, ② revamping old regulations, ③ increasing Fintech investment, ④ fostering new industry sector, ⑤ supporting global market entry, ⑥ strengthening digital finance/security). In October 2019, the government announced a regulatory innovation method for the promotion of Fintech, and soon thereafter, the FSS released the ‘Fintech scale-up strategy plan’ in December 2019.

In January 2020, the amendments of the Enforcement Decrees of the three major data laws passed the national assembly (the Personal Information Protection Act, Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., Credit Information Act) and came into force on August 5, 2020. Key amendments made in the three major data laws include the establishment of a safe data combination procedure, stronger stability of pseudonymized information, unification of personal information related Enforcement Decrees, fostering financial sector mydata industry. Once the ‘mydata’ era arrives pursuant to the above Enforcement Decree, personal information would be provided to Fintech companies only upon consent of the customers. Accordingly the industry must establish response measures and gear the direction of business strategies in accordance therewith.

With the emergence of this Fintech industry, while previous banks are provided with new opportunities to service financial information using Fintech technologies, investors are advised to note that the banks may face excessive competition pressure and lower profits in the new financial environment, as non-financial companies may also enter the Fintech market.

The development of innovative technologies of the fourth industrial revolution, the new financial service, Fintech(Fintech: Financial+Technology), is fundamentally revamping the financial industrial structure. Fintech is a combination of the terms ‘financial’ and ‘technology’, and refers to the service of providing various financial services by combining finance and information technology (IT).

The FSC announced a ‘Fintech Industry Promotion Method’ in the 3rd Regulatory Reform Ministerial Meeting held on May 6, 2015, and proposed 3 major milestones and 11 detailed tasks, including the promotion of Fintech industry startups and growth, full-fledged public-friendly services, and establishment of the Fintech infrastructure.

[‘Fintech Industry Promotion Method’ for the Enhancement of Public Benefits and a Competitive Financial Industry (May 2015)]

Classification	Detailed Targets
Promotion of Fintech industry startups and growth

1. Deregulation of Entry of Fintech Companies

Lowered the minimum capital standard for prepayment business, PG, settlement money deposit business (e.g.,: KRW 100 million)

2. Promotion of Contribution to Fintech Companies of Financial Companies

Adjusted the scope of business of electronic finance, financial IT systems, and new business sectors that reflect recent trends, etc. so as to enable the contribution of financial companies. (e.g., development/provision of finance related SW, financial data analysis, etc.)

3. Supporting the Financing of Fintech Companies

1) Promotion of supporting financing for new and existing Fintech companies by way of policy financial institutions, etc.

•   KDB, and IBK’s lending and direct investment amounting to 200 billion (100 billion each) within 2015.

2) Incentives for operational branches* that actively support Fintech companies, and priority support for guarantees for Fintech companies

•   (KDB) High internal evaluation marks for lending credit to Fintech companies.

•   (KIBO) Lower guarantee rate (1.3g1.0%), prime guarantee rate (85g90%), etc.

4. Resolving Restrictions in Using Fintech Technology

Established an exception clause under the Framework Act On Electronic Documents And Transactions, so as to allow Fintech companies that are willing to bear liabilities to also become jointly liable for financial accidents.

Classification	Detailed Targets
Full-fledged public-friendly services

1. Permitting the verification of real name vial online, etc.

Non-contact method will be permitted, provided that, plural methods (2 or more) shall be applied to prevent side-effects, e.g., financial frauds.

(e.g., submitting copies of personal ID, video calls, confirmation when delivering cash cards, etc., using existing accounts, etc.)

2. Introduction of the crowd funding scheme

A law that systemizes crowd funding for startups so that they may garner business funding from multiple investors via online will pass at the National Assembly

•   Capital Markets Act amendment (Submitted to the National Assembly on June 12, 2013 g Passed the General Meeting of the National Policy Committee on April 30, 2015)

3. Introduction of internet primary banks (internet-only banks)

Enhance user convenience and promote competition in the financial industry by introducing internet primary banks that operate without offline branches.

•   Announcement of the Method of Introduction of Internet primary Banks (to be effective from June 2015)

4. Promotion of online insurance distribution channels

Identify and improve regulation of online subscriptions; support the advent and promotion of online distribution channels (insurance supermarket, etc.) where it is possible to compare, search and purchase various insurance products.

Establishment of the Fintech infrastructure

1. Promotion of Fintech Ecosystem

Establish the foundation for sustained development of the Fintech industry, by way of promoting the Fintech support center and improving the Fintech support council.

•   (As-is) Participation of 13 financial institutions g (To-be) Expand participation to member of the financial association, Korea Securities Depository, Korea Exchange.

•   Identify various regulations that block Fintech promotion, by acting as a reception that collects feedback from the private sector.

2. Establishment of a firm private-based voluntary security system

The regulatory scheme will adopt follow-up inspections and stronger responsibilities in order to induce the establishment of a voluntary security system of the financial company.

3. Support of IT/finance convergence using big data

Provide non-identifiable big data in the finance sector through the integrated credit information collection agency, and prepare a finance sector big data personal information safeguarding guideline.

(Source: Press Release of the FSC)

Further, to facilitate the contribution of Fintech companies of financial institutions as part of the 11 detailed targets, authoritative interpretations will be made of full use in advance, regarding applicable laws and regulations, in order to permit contributions. At present, financial institutions are allowed to only contribute or govern companies that have connection with the services performed by the financial institution or the financial business. The FSC noted that active and prior authoritative interpretations shall be applied to clear any disambiguity in relation to the scope of contribution that can be made by financial institutions’ Fintech companies. The scope of authoritative interpretation is as follows.

Law	Scope of Fintech Business
Framework Act On Electronic Documents And Transactions

Electronic Finance: Issuance and management of electronic direct/pre-payment methods, rapid settlement agency (payment gateways, PG)

Subsidiary electronic financial business entity: VAN and information system operation, etc.

Financial IT System Business	i) Provision and management of programs that process, transmit materials ii) Sales or lease of IT systems iii) Supplementary telecommunications services that relay, process materials
New Industry

i) Analysis of financial data – analysis and development of credit information, development of Big Data

ii) Finance SW development – Finance mobile application, internet banking, finance security, etc.

iii) Operation of finance platform – Membership-based securities information service

(Source: Press Release of the FSC)

In particular, the FSC classified SMEs and big firms, given the principle of separation of industry and financial capital. FSC enabled SMEs to enter the market if it engaged mainly (considering the ratio including average revenue, etc.) in the Fintech business, and enabled big firms to enter the market if its Fintech business portion accounted to no less than 75% of the entire revenue/assets. FSC communicated and implemented the accurate authoritative interpretation to financial companies in May 2015.

However, although the financial companies are working towards expanding Fintech using technical innovation, in response to the fourth industrial revolution, they also face a limit in running in-house Fintech. In 2015, despite the authoritative interpretaions and legal reforms, uncertainty remained regarding matters on financial companies making capital contributions in Fintech companies. Accordingly, to encourage financial companies’ capital contribution to Fintech companies, FSC, kicked off a ‘‘Regulatory Reform T/F for the Promotion of Fintech, Etc.’ on October 19, 2018, and decided to 1) notify previous authoritative interpretations and expand the target scope of Fintech companies, 2) confirm whether Fintech company investment is possible pursuant to present laws and regulations and authoritative interpretations, and establish a Fast-Track approval process in relation thereto, 3) clarify the definition of Fintech under financial laws and regulations, and amend related laws and regulations, 4) consider developing a Fintech dedicated statistics classification system in accordance with the fourth industrial revolution.

The FSC saw January 2019 as the ‘golden time’ for Fintech promotion, and established a six-milestone strategy to provide systematic and focused support (i.e., ① full use of financial regulation sandbox, ② revamping old regulations, ③ increasing Fintech investment, ④ fostering new industry sector, ⑤ supporting global market entry, ⑥ strengthening digital finance/security). Further, a Special Act on Financial Innovation Support and Plans for Improvement was enforced from April 1, 2019, and a financial regulation sandbox is in full operation, where new and innovative financial services are provided with a maximum 4 years of grace period or exemptions regarding regulatory permits and approvals or business conducts under finance laws.

[Achieving Financial Innovation by Promoting Fintech]

Classification	Description
1. Full use of financial regulation sandboxes

•  Operation of prospective and active ‘financial regulation sandbox’

•  Sustained operation of designated agency for core services of financial companies

•  Support of test expenses, etc. using Fintech support budget (KRW 7.9B)

2. Drastic revamp of old, complex regulations

•  Identifying full-time regulation via ‘Fintech-site Friday Meetings’

•  Full reform of laws and regulations, shadow regulations, etc. (200 cases)

•  Review of fundamental revamp of entry barrier regulation (Small License)

3. Expansion of investment, support in the Fintech sector

•  Deregulation of Fintech company contribution, procedures imposed on financial companies.

•  Expansion of connection with innovative investment funds and substantiation of Fintech lab support

•  Expansion of support of Fintech talents and startup youth office spaces.

4. Pioneering new Fintech markets

•  Innovation of financial payment infrastructure, e.g., allowing innovative access to financial payment networks.

•  Revamping electronic financial services, e.g., Payment Initiation Service Provider (PISP), etc.

•  Amendment of credit information business for big data, mydata, etc.

•  Legalization of P2P lending.

5. Expanding global Fintech territory	• Establishment of finance sector new southern policy, “Fintech Road” • Hosting of the Korea Fintech Week 2019 (May 23 to 25)

6. Strengthening digital finance security, protection	• Financial security in response to expansion of digital finance risks • Information protection following increased use of big data, open API. • Strengthening digital finance consumer protection.

(Source: Press Release of the FSC)

<Regulatory Reform for the Promotion of Fintech >

(Source: the Press Release of the FSS, ‘Regulatory Reform for the Promotion of Fintech’ (June 27, 2019))

The FSC announced ways of achieving the ‘Regulatory Reform for the Promotion of Fintech’ as announced earlier in October 2019, and the FSS announced a press release on ‘Fintech Scale-Up Strategy.’ Details are as follows.

[Details of Regulatory Reform for the Promotion of Fintech]

Classification	Description
1. Dynamic regulatory reform in connection with sandboxes

•  Conduct a zero-based review of the necessity of regulatory reform using sandboxes as a tool of communication with the market.

•  The government enhances the regulatory quality and standard, and the market strengthens the dynamic reform system for the financial regulation so as to continue with sustained innovation.

2. Tailored regulatory innovation of global Fintech

•  Create a global-standard regulatory environment that can actively accept advanced, global Fintech unicorns’ business model.

•  Weighted analysis and comparison of domestic/foreign regulatory environment around global Fintech services that are expected to be in demand in Korea.

•  Conduct Focused Review per Sector: ‘Regulatory Reform T/F for the Promotion of Fintech, Etc.’ will be subdivided into 4 sectors, and 13 global Fintech business models will be reviewed with focus.

① Payment/Platform: Improve regulatory scheme so as to enable the support Fintech companies to enter the market and grow phase-by-phase, and scale-up to a comprehensive financial platform.

② Financial Investment: Support the promotion and sophistication of financial investment management services that combine payment systems with financial investments.

③ Insurance: Possibility of emergence of new insurance services, e.g., P2P insurance, and promotion of insu-tech via streamlining insurance subscription and insurance proceeds payment procedure.

④ Lending/Data: Improve the accuracy of credit assessment via credit rating/loan evaluation using non-financial information, etc., and promote supply network finance.

3. Site-dedicated regulatory innovation

•  Visit Fintech sites: Collect opinion by active communication with Fintech sites, e.g., Fintech companies, financial institutions, Fintech labs, etc.

•  Continue inspecting progress of tasks of the ‘Regulatory Reform T/F for the Promotion of Fintech, Etc.’ for the first-half of the year (150 cases)(announced June 2019)

(Source: Press Release of the FSC, ‘Regulatory Reform for the Promotion of Fintech’ (October 15, 2019))

[Regulatory Reform for the Promotion of Fintech]

à Support scale-up to enforce innovation in the Fintech sector

→ Sophisticate Fintech market and industrial ecosystem to a global standard

= Select and focus on 8 sectors, 24 core tasks

1. Active Operation and Supplementation of Financial Regulation Sandbox for the Designation of 100 case of Innovative Financial Services	2. Dynamic, Tailored, Site-Oriented Regulatory Innovation for a 2-Phase Regulatory Reform of Fintech

(1) Designate 100 cases of innovative financial services by March 2020.

(2) Supplement the system for the improved operation of sandboxes

(3) Establish methods of follow-up support and supervision for innovative financial businesses

(1) Dynamic regulatory innovation in connection with sandboxes (2) Tailored regulatory innovation for the introduction of global services (3) Site-oriented regulatory reform jointly with the site

3. Introduction of a Fintech-dedicated entry regulation and lowering of the financial business entry barrier	4. Establishment of a digital financial regulation scheme that reflects the digital technical innovation and global trends

(1) Extend the application of the special period for regulation sandboxes

(2) Introduction of Fintech-specific temporary permits

(3) Newly establish specific approvals and permits for individual financial business laws

(1) Advancement of digital finance regulation scheme

(2) Establishment of a regulatory scheme that incorporates digital finance technologies

(3) Efficiency of regulatory compliance and supervision using digital technologies

5. Establish the digital financial innovation foundation where all financial sectors and Fintech participate in	6. Creating a private-oriented venture capital ecosystem for the promotion of Fintech investment

(1) Continue progress with the innovation of the financial payment infrastructure without delay

(2) Rearrange laws, infrastructure, systems for the promotion of big data usage

(3) Promote new services based on Fintech

(1) Expand Fintech startup fostering and investment foundation (2) Expand investment resources including Fintech innovation fund, etc. (3) Supplement the KOSDAQ listing system for Fintech promotion

7. Strengthen the overseas market entry support system through public-private cooperation	8. Sophistication of public sector Fintech, including budgets, Fintech Support Center, Tax Schemes, etc.

(1) Cooperation between ‘financial companies, fintech, government’

(2) Financial cooperation in Fintech sector in connection with the new southward policy

(3) Establish an overseas market entry support system in the public sector

(1) Scale-up 2020 year budget projects (2) Strengthen business capacity of Fintech Support Center (3) Introduce a Fintech-friendly tax system

[Scaling Up Fintech]

(Source: the Press Release of the FSS, ‘Fintech Scale-Up Strategy’ (December 04, 2019))

At present, in Korea, various IT service providers started to engage in financial business, e.g., Kakao Talk launched the ‘Kakao Pay’ payment system connected with credit cards within Kakao Talk (Sept. 2014), Viva Republica has launched Toss, a mobile transfer service (February 2015), and Naver has launched Naver Pay (June 2015), among other. Korean banks have also entered the Fintech business using self-created platforms and IT companies that they partner with. Investors are advised to take note that on one hand, this new trend throughout the financial industry may improve the efficiency throughout the financial industry as it grants existing banks with the opportunity to create new financial services using Fintech technologies. On the other hand, financial holdings companies may face worsened profitability in this new competitive financial environment, as non-financial companies are now able to enter the Fintech market.

[Case of Fintech Company Investment of a Foreign Financial Company]

Country	Examples of Foreign Banks

UK

•  Barclays: Barclays established an internet primary bank and launched a finance application, ‘Ping It’ that provides electronic wallet payment services and phone number-based transfer services. Other banks, e.g., HSBC and First Direct, Nationwide partnered with Zapp, a Fintech company, to introduce a simplified mobile payment service.

Canada	• TD Bank: Acquired an AI venture, Layer6 (January 2018), and analyzes and predicts individual customers’ needs by analyzing various types of data using AI.

Spain

•  Big Bank BBVA: Acquired a non-financial big data analysis company, Madiva (December 2014) and a UX design company, Spring Studio (April 2015), and discovers big data based new business models and applies them to developing customer-friendly Apps.

US

•  Goldman Sachs: Invested in an SNS company, Dataminr (March 2015), and identifies customers’ needs using big data in social networks, and provides important information and trends.

•  Financial Group Capital One: Acquired an internet primary bank, ING Direct, and is currently operating an online bank using Fintech.

(Source: Samsung Economic Research Institute, Press Release of the FSC)

[Fintech Cases of Foreign Companies]

Business Category	Company	Major Development

Platform	Google	Released E-wallet ‘Google Wallet’ (2011), Email-based transfers, etc. Permitted to issue e-currency within the UK, invested in ‘Lending Club’ a micro-finance lending company.
	Apple	Released e-wallet ‘Passbook’, installed as default application since iphone 5 or later models. Launched NFC-type card payment service ‘Apple Pay’ in the US.

SNS	Facebook	Permitted to issue e-currency in Ireland, effective within EU. Partnering with outbound money transfer company, ‘Azimo(UK)’, etc.
	Tencent	Released payment service ‘Ten Pay’, MMF ‘Li Cai Tong’ Selected by the Chinese government as the pilot-operator for private banks (March 2014)

Telecommunications	Verizon	AT&T and T Mobile jointly released a mobile payment system, ‘Isis’

Search	Baidu	• Released online primary MMF ‘Baifa’ (October 2013) • Selected by the Chinese government as the pilot-operator for private banks (March 2014)

E-commerce	Alibaba	• Released payment system ‘Ali Pay’, micro lending ‘Ali Finance’, MMF ‘Yu’e Bao’ • Selected by the Chinese government as the pilot-operator for private banks (March 2014)
	Ebay	Released payment service used within e-bay, ‘Paypal’ Released e-bay prepayment card, ‘My Cash’ (2012)
	Amazon	Released ‘Amazon Payment,’ ‘Amazon Wallet’ Released mobile credit card payment system ‘Amazon Local Register’

(Source: FSS, Samsung Economic Research Institute)

In January of 2020, amendments to the Enforcement Decrees of the big three data laws (i.e., the Personal Information Protection Act, the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc., and the Use and Protection of Credit Information Act) were passed by the plenary session of the Korean National Assembly, and such amendments became effective in August of 2020. Major amendments included, among others, establishment of procedures for safe data combination, stronger stability of pseudonymous data, all personal information related provisions being set forth in a single enforcement decree, and promotion of My Data industry in the financial sector. With the arrival of “My Data” era under the Enforcement Decrees of the big three data laws, personal information is provided to Fintech companies, etc., subject to the consent of customers, and it becomes necessary to establish industry-wide measures to deal therewith and establish strategies therefor.

[Amendments to the Big Three Data Laws]

Prior to the Amendments

Prior consent is required for use of personal information

After the Amendments

[Use of Personal Information in All Situations]

•  Utilization of pseudonymous data for commercial purposes

•  Function of managing and supervising personal information

•  All functions centralized into the Personal Information Protection Commission

[Online Personal
Information]

•  Collection and use of personal information for invigoration of the convergence industry

•  Regulation and supervision of online personal information to be handed over to the Personal Information Protection Commission

[Personal Information Used in Credit Transactions]

•  Use of pseudonymous data in the analysis of big data in the financial sector

•  Pseudonymous data can be used and provided without the consent of the information subjects

Amendments to the Big Three Data Laws

(Source: Press Release of the FSS, “Summary of Pre-announcement of Legislation in Respect of Enforcement Decrees of Big Three Data Laws” (March 31, 2020)

These new trends throughout the financial industry create opportunities to increase efficiency in the financial industry as a whole and provide new financial services using Fintech, while at the same time making it possible for non-financial companies to enter into the Fintech market, which could possibly expose financial holding companies to a new competitive situation and deterioration of profitability. As such, investors should take note of the above.

H. Risks from the emergence of internet primary banks

In December of 2018, the FSC announced a plan to issue new licenses/ approvals for internet primary banks in order to promote financial innovation and competitiveness of the banking industry. In January of 2019, the Internet Primary Bank Act became effective, allowing the establishment of internet primary banks in which innovative ICT companies, etc. may hold 34% equity interest. Currently, K Bank and Kakao Bank are officially in operation.

Kakao Bank plans to be listed on the securities market in 2021, and submitted a securities registration statement on June 28, 2021. Kakao Bank expects to raise approximately KRW 2.1 trillion based on the lowest desired offering price, and will use such funds to promote new business activities such as financial technology R&D, M&A of fintech company, and participation in global market. Further, in May 2021, K Bank publicly disclosed a plan to raise approximately KRW 1.2 trillion through capital increase with consideration. As such, please note that the Company’s business performance may be adversely affected by the fiercer competition in the industry resulting from external growth of and active investment by internet primary banks.

As the FSC considered giving new licenses for internet primary banks, there were 3 entities which applied for new license, i.e., Anyband Smart Bank, Kium Bank, and Toss Bank. However, the application by Anyband Smart Bank was rejected due to inadequacy of the documents submitted; the other two failed to obtain a preliminary license due to lack of innovation in business plan (in the case of Kium Bank) and inadequacy of funding ability (in the case of Toss Bank). In July of 2019, the FSC issued a press release in which it stated that it would again go ahead with new licenses for internet primary banks, and announced a schedule for filing of applications for preliminary license in October of 2019. By October of 2019, a total of three applicants completed the filing of applications for preliminary license; Toss Bank obtained a preliminary license in December of 2019, and filed for a definitive license in February of 2021, followed by approval of the license in June of that year. It plans to commence its business in September, if possible, after the preparation period including test of actual transaction.

The launch of internet primary banks led to certain positive effects, such as cost-saving effects based on online services, and promotion of product development by existing financial institutions, while it could create negative effects, such as price competition and deteriorating profitability due to entry of additional market participants. As such, investors should take note of the above.

An internet primary bank is a bank which, with a small number of physical business offices or without physical business offices at all, conducts most of its business through ATMs, the internet or other electronic media. An internet primary bank is different from existing ordinary banks in forms of transaction, business practice, profit structure, risk management, and funding capabilities, among others.

The FSC announced, in June of 2015, a policy direction for relaxation of regulation of internet primary banks and issued, in December of 2016, a license to K Bank, the first ever internet primary bank in Korea, which was the first new banking license issued in 24 years. In addition, the FSC issued a final license to Kakao Bank in April of 2017.

Kakao Bank plans to be listed on the securities market in 2021, and submitted a securities registration statement on June 28, 2021. Kakao Bank expects to raise approximately KRW 2.1 trillion based on the lowest desired offering price, and will use such funds to promote new business activities such as financial technology R&D, M&A of fintech company, and participation in global market. Further, in May 2021, K Bank publicly disclosed a plan to raise approximately KRW 1.2 trillion through capital increase with consideration. As such, please note that the Company’s business performance may be adversely affected by the fiercer competition in the industry resulting from external growth of and active investment by internet primary banks.

Also, in December of 2018, the FSC announced a plan to grant new licenses to not more than 2 internet primary banks in order to lead the innovation of the financial industry and promote the competitiveness of banking business. As of January of 2019, the FSC enforced the Internet Primary Bank Act, which permits the establishment of internet primary banks in which innovative ICT companies, etc. hold 34% equity interest. At the end of March of 2019, 3 entities (Kium Bank, Toss Bank, and Anyband Smart Bank) filed applications for preliminary license as internet primary bank. In May of 2019, however, these 3 entities failed to be granted a preliminary license due to rejection of application or certain inadequacy. The application by Anyband Smart Bank was rejected as it failed to submit reliable application documents relating to its capital and composition of shareholders, which were basic required documentation. Kium Bank failed to be granted a preliminary license on the ground of lack of innovative nature of its business plan and business feasibility, and Toss Bank failed to be granted a preliminary license due to inadequacy of the appropriateness of its controlling shareholder (capital contribution ability, etc.). In July of 2019, to keep alive the legislative spirit of the special law on internet primary banks and innovative growth policy, the FSC issued a press release in which it stated that it would again go ahead with new licenses for internet primary banks, and announced a schedule for filing of applications for preliminary license in October of 2019.

[Going ahead with new licenses for internet primary banks]

∎ Additional internet primary banks in which innovative ICT companies play a dominant role will be established in order to lead the innovation of the financial industry and promote the competitiveness of banking business.

1. (Number of licenses to be granted) New licenses will be granted (issued) to not more than 2 entities, considering the banking business competitiveness evaluation result and trends in major foreign countries

2. (Examination guidelines for the grant of license) The focus of evaluation will be on the composition of shareholders, and comprehensiveness, stability and innovative nature of business plan, by considering laws and regulations relating to internet primary banks in addition to examination guidelines under banking laws and regulations.

3. (Schedule for the grant of licenses) Holding of information session for licenses, and announcement of evaluation items and scores allocated thereto g Filing of applications for preliminary license (in March of 2019) g Announcement of no grant of preliminary license to Kium Bank, Toss Bank, and a third internet primary bank (May 26, 2019) g Going ahead again with preliminary licenses for new internet primary banks (third quarter of 2019)

(Source: Press Release of the FSC)

From that time until October, a total of 3 applicants filed applications for preliminary license in respect of internet primary bank. Since Toss Bank obtained a preliminary license in December of 2019, it filed for a definitive license in February of 2021. It may commence business by obtaining a definitive license in June of 2021 (within 6 months thereafter).

[Details of Toss Bank’s application for definitive license]

Item	Information
Name of registered entity	Korea Toss Bank Co., Ltd.
Capital	KRW 250 billion
Shareholders	11 companies, including Viva Republica, KEB Hana Bank, Hanwha Investment & Securities, Eland World, Korea Federation of SMEs, Standard Chartered Bank Korea Limited, and Welcome Savings Bank
Location	131, Teheran-ro (Korea Intellectual Property Center, Yeoksam-dong), Gangnam-gu, Seoul
Officers/ employees	108 persons in total, including Representative Director Min Taek Hong

(Source: Press Release of the FSC, February 5, 2021)

Based on the FSS Financial Statistics Information System, Kakao Bank and K Bank registered big growth during the two years or so after their commencement of business, with the former’s deposits received and credits extended standing at KRW 23,539.3 billion and KRW 20,313.3 billion, and those of the latter standing at KRW 3,745.3 billion and KRW 2,988.7 billion. However, the above banks’ performance in terms of soundness and capital adequacy management is a little low, with the NPL ratio rapidly increasing from 0.02% and 0.05% as of the end of 2017 for Kakao Bank and K Bank, respectively, to 0.13% and 0.67% as of the end of 2018, and to 0.22% and 1.41% as of the end of 2019, and to 0.25% and 1.05% as of the end of 2020. The average of the two banks’ BIS capital adequacy ratios decreased from 15.95% at the end of 2017 to 15.19% and 10.91% at the end of 2018 and 2019, respectively, but showed a large increase to 18.97% at the end of 2020.

The launch of internet primary banks can show positive effects, such as cost-saving effects due to online business handling and product development effects, but can also lead to negative results such as adjustment of interest rates on deposits received by, and loans extended by, banks and non-banking financial institutions, accelerated reduction of physical branches, increased investment in contact-free channels, and decreased profitability due to price competition. Also, in the mid-and-long-term, if a large number of customers switch to internet primary banks, it will negatively affect the existing banking industry and may directly or indirectly affect financial holding companies. Investors should take note of the above.

I. Risks from strengthened anti-money laundering obligations

Recently, finance companies’ anti-money laundering obligations are being strengthened in Korea and abroad. As is the case with inspections by the US financial authorities, the recent trend of inspections by the Korean financial authorities is to focus on the operational effectiveness in substance, rather than perfunctory compliance with the anti-money laundering system. Evaluation results, which are directly related to the competitiveness of financial business, are risk factors from the standpoint of finance companies, and could deteriorate the soundness of financial institutions subject to anti-money laundering regulation. Meanwhile, according to the “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” (dated November 27, 2018) of the AML/CFT (Anti-Money Laundering/ Combating the Financing of Terrorism) Policy Council, Korea was evaluated in July of 2019 for the operation of AML/CFT system in accordance with the Mandate of FATF. Such evaluation involved checks by the international society of Korea’s AML/CFT system, and the results of such evaluation appear to be a measure of the transparency of Korea’s financial and judicial systems. Also, depending upon the results of such evaluation, Korea can be subject to subsequent checks, and can, if deemed negative based on such evaluation, be affected in, among others, the nation’s sovereign rating, financing costs of exporting companies, and foreign exchange transactions.

The FATF (Financial Action Task Force) was established in 1989 as a task force for the implementation of financial actions in relation to the UN Charter and the UN Security Council’s resolutions. It has continually expanded the scope of jurisdiction from drug money to prohibition of money-laundering in grave crimes, financing of terrorism, and proliferation of weapons of mass destruction. Its members consist of regular members, associate members and observers, and Korea joined it as a regular member in 2009. Describe below are major functions of FATF:

Main functions of FATF (Financial Action Task Force)

•	To prepare international standards to jointly deal with cross-border money-laundering and financing of terrorism and evaluate the compliance status of each country;

•	To determine financial sanctions against countries which are uncooperative or fail to comply with the international standards;

•	To study, and develop counter-measures against, methods/ means of money-laundering/ financing of terrorism.

(Source: FSC Press Release, “Materials for 2nd General Assembly of FATF (Financial Action Task Force) in the 30th Period” (February 26, 2019)

FATF can impose follow-up checks and sanctions on a member country by evaluating whether the member country’s AML system is consistent with the international standards. As a matter of fact, in February of 2018, Iceland was subjected to a sanction, the first such sanction to have ever been imposed on a regular member country.

Recently, finance companies’ anti-money laundering obligations are being strengthened in Korea and abroad. The recent trend of inspections by the US financial authorities and international organizations is to focus on the operational effectiveness in substance, rather than perfunctory compliance with the anti-money laundering system. Evaluation results, which are directly related to the competitiveness of financial business, are risk factors from the standpoint of finance companies. The obligations presented by FATF (Financial Action Task Force) are summed up as the following five obligations: (i) check (know) your customer, (ii) keep records, (iii) report suspicious transactions, (iv) refrain from disclosing the fact of reporting suspicious transactions and (v) AML/CFT supervision, inspection, sanctions, etc.

Certain foreign banks were subject to sanctions by the US government: BNP Paribas of France, and SC Bank of Britain, were fined in the amount of KRW several trillion, on the ground of financial transactions with countries placed on a blacklist subject to US financial sanctions. Meanwhile, according to the “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” (dated November 27, 2018) of the AML/CFT (Anti-Money Laundering/ Combating the Financing of Terrorism) Policy Council, Korea was evaluated in July of 2019 for the operation of AML/CFT system in accordance with the Mandate of FATF. Such evaluation involved checks by the international society of Korea’s AML/CFT system, and the results of such evaluation appear to be a measure of the transparency of Korea’s financial and judicial systems. Also, depending upon the results of such evaluation, Korea can be subject to subsequent checks, and can, if deemed negative based on such evaluation, be affected in, among others, the nation’s sovereign rating, financing costs of exporting companies, and foreign exchange transactions.

[International Standards for AML/CFT System]

Objective

Financial transparency and strengthened social security through prohibition of money-laundering and financing of terrorism

In 2012, “Precision Financial Sanctions for Prohibition of Financing for Proliferation of Weapons of Mass Destruction (WMD)” was added.

Evaluation items	1. Preventive measures	2. Judicial system	3. Prohibition of financing of terrorism	4. International cooperation	5. System for transparency

Details	• Compliance with the system by financial institutions and certain non-financial business operators, and supervision thereof	• Criminalization of money-laundering • Collection and provision of financial information • Confiscation of criminal proceeds	• Criminalization of financing of terrorism • Immediate freezing of terrorist financing • Precision financial sanctions against persons involved in funding	Through international cooperation: • Exchange of information • Confiscation of criminal assets • Extradition of criminals	• Transparent management of information relating to real owners of corporations and trusts

(Source: FSC Press Release, Announcement of Results under “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” and “Evaluation of Country Risks of Money-Laundering and Financing of Terrorism” (dated November 27, 2018)

As a result of infrastructure improvement activities for promotion of effectiveness of anti-money laundering measures, the financial circles have increased manpower for ongoing monitoring and have sophisticated the monitoring system. Now, they have risk assessment procedures in place after introducing a risk-based money-laundering risk assessment system for new goods and services. Also, with respect to virtual currency, they have introduced an implementation system pursuant to the AML (Anti-Money Laundering) guidelines, under which money-laundering risks are managed at all times through special checks and monitoring in respect of parts where CDD (Customer Due Diligence) is vulnerable (such as corporate customers), in light of the FATF (Financial Action Task Force) Mutual Evaluations. Through checks for compliance with the US supervisory authorities (FRB) and the New York State Supervision Regulations (PART504), and support activities (such as dispatch of head office personnel), finance companies are dealing proactively with inspection by local supervisory authorities.

If Korean finance companies fail to establish internal control systems consistent with international standards, they will not only be unable to proactively respond to anti-money laundering regulation risks, but their soundness and management stability may be adversely affected. Therefore, investors should carefully monitor the strategies used by domestic and foreign finance companies in order to respond to changes in the anti-money laundering regulation environment.

[Business risks of wholly-owned subsidiary Woori Financial Capital]

A. Risks from market situations, funding and policy changes of a specialized credit financial company

The Company is a specialized credit financial company registered with the FSC and is engaged in a variety of credit financial business, including installment financing, lease financing, personal financing, and corporate financing. Considering the characteristics of the specialized credit finance business, whose dependency on borrowed capital is high, a specialized credit financial company is sensitive to changes in market situations, such as interest rate changes, and its funding can be shrunk as a result of an impact from the capital market. As such, specialized credit financial companies are exposed to refinancing risks all the time. Also, specialized credit financial companies’ profitability can possibly be decreased due to external policy variables, such as restrictions on interest rates and increased uncertainties in the financial markets.

The Company is a specialized credit financial company registered with the FSC and is engaged in a variety of credit financial business, including installment financing, lease financing, personal financing, and corporate financing. A credit financial business company is a finance company which is engaged in the provision of credit to customers without taking deposits from customers and is registered with the FSC under the SCFBA (subject to a separate permit in the case of a credit card business). In the past, there were clearly separated types of business, such as credit card business and facilities lease business, which were regulated by individual laws. However, it was pointed out that such lines of demarcation between different types of business are inconsistent with the trends of concurrent conduct of financial businesses and lead to smallness of business. As a result, the SCFBA was enacted in 1998 and has since been enforced.

Unlike banks or insurance companies, a specialized credit financial company (“specialized credit financial company”) has no function of taking deposits from customers and therefore procures most of the funds for its business operation from borrowing from financial institutions and issuance of bonds and ABS bonds. Considering the characteristics of the specialized credit finance business, whose dependency on borrowed capital is high, a specialized credit financial company is sensitive to changes in market situations, such as interest rate changes, and its funding can be shrunk as a result of an impact from the capital market. As such, specialized credit financial companies are exposed to refinancing risks all the time. Especially, the funding situation facing specialized credit financial companies has deteriorated as a result of shrinking of the primary market for bonds due to business downturn in Korea and abroad and consequences of tight conditions in the financial markets from the US since the latter half of 2008. Therefore, specialized credit financial companies can possibly face difficulties in funding in case of increased uncertainties in financial markets in the future, such as increase in base interest rate. Against the above background, in July of 2019, based on forecasts of sluggish growth of the Korean economy and low inflationary pressures, the Monetary Policy Board lowered the base interest rate from 1.75% to 1.50%, and further lowered it from 1.50% to 1.25% in October of 2019. Subsequently, the Bank of Korea froze the base interest rate in January and February of 2020, but with the global spread of COVID – 19, held an extraordinary session on March of 2020, in which it lowered the base interest rate from 1.25% to 0.75% per annum, followed by a further decrease on May 28, 2020 (by 0.25%) to 0.50%, which has been maintained since.

Meanwhile, as pressures on the financial circles for decreased interest rates continued as part of a policy of relaxation of financial burden of low-income people, the lease/ installment financing industry abolished the automobile financing handling fee in March of 2013, and plans for decrease of fees and reform of fee system for lease agreements, etc. are currently being discussed. With respect to installment financing, there are upper limits on the installment financing interest rates under the Enforcement Decree of the Installment Transactions Act, as amended in September of 2010. Through, among others, stricter examination guidelines and adjustment of the subject customer groups, the decrease in the average margin is not so substantial, but we expect decreased profitability of the industry if the supervisory authorities’ pressure for lower interest rates continues and the related regulation is strengthened. Therefore, investors should take note of the above in their investment.

B. Risks from high dependency of installment financing on automobile financing

With respect to purchase of consumer durables, etc. by a consumer, the term “installment financing” means a financing arrangement in which funds are loaned by an installment financing company to the consumer, in respect of which the consumer must make repayment in installments of the principal and interest thereon. In Korea, installment financing is mainly used for purchase of automobiles, and the structural characteristic of the installment financing market is that it depends on the domestic automobile market. As such, the profitability of the installment financing industry as a whole can be adversely affected if the growth of the automobile installment financing market slows down or the size of the market shrinks.

With respect to purchase of consumer durables, etc. by a consumer, “installment financing” means a financing arrangement in which funds are loaned by an installment financing company to the consumer, in respect of which the consumer must make repayment in installments of the principal and interest thereon. This represents a type of retail finance, as it provides financing for the purchase of high-priced goods (such as automobiles) which consumers have difficulty in paying for in a lump sum. Installment financing is different from general secured loans (collateral loans), in that it is done on condition of purchase based on a contract between the installment financing company and the seller of the goods concerned.

In Korea, installment financing is mainly used for purchase of automobiles, and the structural characteristic of the installment financing market is that it depends on the domestic automobile market. The sensitivity of installment financing to fluctuations in domestic automobile demand is relatively high, which results in business volatility of installment lease companies. Automobile installment financing accounts for approximately 90% of the domestic installment financing market, and the growth of automobile installment financing market determines the growth of the installment financing business sector as a whole. However, as economic growth rates slow down, demand for new automobiles is gradually decreasing, and purchase of new automobiles is now less frequent than in the past, as automobiles with better durability are manufactured with the technological improvement of domestic car makers. The domestic automobile market appears to have already entered into a maturity stage, and it is difficult to expect big growth in the future. As such, the profitability of the installment financing industry as a whole can be adversely affected if the growth of the automobile installment financing market slows down or the size of the market shrinks.

<Balance of Installment Financing Business>

(Unit: KRW 100 million)

Year	Inconsumable				Houses	Machinery	Others	Total
	Vehicles	Home Appliances	Others	Total
2008	94,615	111	1,904	96,629	8,126	8,672	312	113,739
2009	75,973	197	1,230	77,400	9,359	6,300	280	93,339
2010	92,83	109	1,281	94,224	9,829	8,476	514	113,043
2011	137,015	103	1,460	138,668	13,618	9,367	822	162,475
2012	153,728	257	1,683	155,668	12,562	9,243	1,117	178,590
2013	152,460	236	2,351	155,047	11,762	7,750	984	175,543
2014	161,534	185	3,230	164,949	10,000	6,795	1,721	183,465
2015	180,744	323	3,945	185,012	5,113	5,965	2,135	198,225
2016	232,844	256	5,530	238,630	3,678	5,061	3,793	251,162
2017	270,267	135	4,990	275,390	5,646	4,399	5,872	291,307
2018	304,677	171	5,208	310,055	5,475	4,539	7,018	327,088
2019	340,509	172	5,156	345,837	4,211	4,529	6,633	361,210
2020	363,205	178	4,779	368,162	3,645	4,325	6,555	382,687

(Source: Statistics of the Credit Finance Association (December 2020))

<Records of Installment Financing Business>

(Unit: KRW 100 million)

Year	Inconsumable				Houses	Machinery	Others	Total
	Vehicles	Home Appliances	Others	Total
2008	103,660	219	2,278	106,157	3,598	6,235	441	116,431
2009	61,564	96	813	62,472	3,207	3,893	257	69,830
2010	92,018	180	1,028	93,226	3,780	6,903	623	104,532
2011	92,154	193	1,569	93,916	9,176	6,190	895	110,178
2012	89,193	971	1,528	91,692	4,196	6,295	1,325	103,508
2013	103,431	1,346	2,398	107,175	4,643	5,072	1,212	118,102
2014	118,319	391	2,850	121,560	2,781	4,835	1,930	131,106
2015	136,197	512	4,212	140,921	704	4,502	2,517	148,644
2016	158,862	410	4,337	163,609	1,005	4,225	4,208	173,046
2017	185,361	250	4,682	190,293	3,086	2,823	4,824	201,026
2018	195,768	248	3,441	199,457	2,844	3,136	5,394	210,830
2019	210,951	248	3,397	214,596	1,866	2,530	4,265	223,257
2020	220,891	258	3,135	224,284	961	2,351	5,747	233,343

(Source: Statistics of the Credit Finance Association (December 2020))

C. Risks due to high proportion of auto lease and more competition

A lease is a financial act, by which it guarantees the lessee use of an asset and guarantees the lessor regular payments for a specified period in exchange. Like the installment financing market, the portion of automobile lease has continuously increased in the lease market while the demands for lease of other items are not active. Auto lease market has been led by captive leasing companies, and since more companies are participating in the market, competition is being fiercer.

A lease is a financial act, by which it guarantees the lessee use of an asset and guarantees the lessor regular payments for a specified period in exchange. In the past, the lease was primarily for production facilities such as industrial machinery, but since 2000, leasing companies, which experienced large amount of losses from lease of such facilities during the Asian financial crisis, have restructured their portfolios focusing on automobiles, medical devices and others, which have relatively low prices and can be used for various purposes and for which the second-hand markets are developed. As a result thereof, the lease financing in the nature of retail financing for automobile users has increased significantly more than that in the nature of corporate financing primarily for small and medium-sized enterprises that lease production facilities.

<Records and Growth Rate of Lease>

(Unit: KRW 100 million)

Year	Contract Amount	Growth Rate (%)	Lease Amount	Growth Rate (%)
2008	100,213	-8.1	100,172	10.5
2009	77,567	-22.6	74,499	-25.6
2010	99,548	28.3	99,770	33.9
2011	101,517	2.0	106,018	6.3
2012	100,252	-1.2	102,626	-3.2
2013	104,635	4.4	108,066	5.3
2014	115,921	10.8	124,091	14.8
2015	129,868	12.0	134,082	8.1
2016	123,164	-5.2	121,627	-9.3
2017	128,159	4.1	128,081	5.3
2018	138,546	8.1	135,695	5.9
2019	137,135	-1.0	137,896	1.6
2020	157,415	14.8	156,369	13.4

(Source: Statistics of the Credit Finance Association (December 2020))

Note 1) The above growth rate is the one compared to the previous year.

<Records of Lease by Item>

(Unit: KRW 100 million)

Classification	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Industrial machinery	16,634	22,944	21,199	21,771	21,327	19,603	16,123	16,641	14,306	12,065	10,430
Vehicles	63,387	65,247	62,886	67,298	83,470	95,598	87,474	94,463	102,982	104,453	124,589
Medical devices	8,368	8,903	9,225	9,769	9,246	10,609	9,589	9,253	10,200	10,991	10,864
Communication devices	1,631	1,221	1,276	1,249	1,051	1,577	956	648	161	55	420
Others	9,750	7,703	8,041	7,980	8,998	6,694	7,485	7,077	8,046	10,332	10,067
Total	99,770	106,018	102,627	108,067	124,092	134,081	121,627	128,081	135,695	137,896	156,370

(Source: Statistics of the Credit Finance Association (December 2020))

Like the installment financing market, the portion of automobile lease has continuously increased in the lease market while the demands for lease of other items are not active. Participants in the auto lease market can be divided into two groups: (i) captive companies that are affiliated with automobile manufacturers, and (ii) non-captive companies that are not. Auto lease market has been led by captive leasing companies based on their strength of being able to use infrastructure, such as sales organizations and logistics systems of affiliated manufacturers, due to the nature of automobiles.

In the case of imported car lease market, where has been steadily expanding with the recent rapid increase in demands for imported cars, the Korean captive financiers of BMW, Toyota, Benz, VW, etc. have provided various benefits to increase their revenues from lease business. Given the growth potential of imported car market, the imported car lease market is expected to grow more than the average growth rate of entire lease market. Due to such high growth potential, the competition is heating up in the imported car lease market. While some credit card companies have participated in the imported car lease market, in addition to BMW, Toyota, Benz and VW, Orix Group, the largest leasing company in Japan, has also established its captive financier named “Orix Capital Korea.” More and more foreign lease companies are participating in Korean market. As such, competition between local non-captive companies focusing on the imported car lease market and foreign financiers having the imported car sales network will be fiercer. Investors should keep this in mind before investment.

D. Risks due to more competition in lease/installment financing market

Since it is only required to be registered to engage in the installment lease business, it is relatively easy to enter this market. As such, more companies are participating in this market. Given such overpopulation and fierce competition in the market, participants in this market may suffer low profitability and difficulties in expanding new business.

Unlike the credit card business, for which it is required to obtain business license from the government, it is only required to be registered to engage in the installment lease business. Since it is relatively easy to enter this market, the competition is fierce therein. In order to operate the installment lease business, it is required to be registered with the FSC in accordance with the standards set forth by the SCFBA, but the entry barrier is not high because such standards, such as certain capital requirement, are not so strict. Besides, the level of supervision for the installation lease business is relatively lower compared to other financial industries such as banking or insurance. Even after registration, an installment lease business operator may relatively free to manage its assets without material restriction on provision of loan and purchase of securities, except personal loans (limited to the amount of receivables resulting from its registered business such as installment and lease as ancillary business) and provision of credit to major shareholders (limited to its equity capital). Therefore, more companies are participating in this market. Given such overpopulation and fierce competition in the market, participants in this market may suffer low profitability and difficulties in expanding new business.

Below set forth are the lease/installment financing companies registered with the Credit Finance Association.

[Members of the Credit Finance Association]

Lease/Installment Financing Companies (47)	DLL (formerly known as De Lage Landen), Deutsch Financial, Lotte Auto Lease, Lotte Capital, Mercedes-Benz Financial Services Korea, Meritz Capital, Mason Capital, Moorim Capital, Volvo Financial Services Korea, KDB Capital, Scania Finance Korea, Star Financial Services Korea, Shinhan Capital, Acuon Capital, Eco Capital, Mpark Capital, Orix Capital Korea, OK Capital, Woori Financial Capital, Welrix Capital, JM Capital, Joongdong Finance, K Car Capital, Cosmo Capital, Toyota Financial, Volkswagen Financial Services Korea, Hana Capital, Heidelberg, KAIC Capital, Hankook Capital, Korea Investment Capital, Hyundai Capital, Hyundai Commercial, Home& Capital, M Capital (formerly known as Hyosung Capital), AJ Capital Partners, BMW Financial, BNK Capital, DB Capital, DGB Capital, ES Financial, JB Woori Capital, JT Capital, KB Capital, NH Nonghyup Capital, RCI Financial Services Korea, SY Auto Capital

(Source: Website of Credit Finance Association as of March 2021)

E. Risks due to changes and adjustments in regulations of the authorities.

The specialized credit financial companies are under supervision of regulators, and their business activities and financial conditions would be affected by policies of regulators. Besides, the FSS may issue a corrective order a specialized credit financial company that has violated the SCFBA or other relevant regulations.

The specialized credit financial companies have been significantly affected by the supervisory policies of regulators. Below set forth are the major laws and supervisory regulations related to the specialized credit financial business:

Major Laws and Supervisory Regulations	Major Content
The SCFBA, the Enforcement Decree of the SCFBA, the Enforcement Rule of the SCFBA, Regulation on Supervision of Specialized Credit Financial Business, Enforcement Bylaws thereof, etc.

(a) Limit on total assets: up to 10 times the equity capital

(b) Limit on acquisition of real estate used for business: up to 100% of the equity capital

(c) Limit on extension of credit to large shareholder: up to 50% of the equity capital

(d) Adjusted capital adequacy ratio: 7% or higher

(e) Liquidity ratio in Korean currency: 100% or higher

Besides, pursuant to Article 19 of the Regulation on Supervision of Specialized Credit Financial Business, the FSC can issue an order for management improvement to a concerned business and instruct partial or full business suspension for up to six months to ensure the enforcement of such order in the event where;

(i) adjusted equity ratio is less than 1/100,

(ii) the management evaluation gives comprehensive performance rating at Grade 5, or

(iii) specialized credit financial companies do not implement or find it difficult to implement key action items of the management improvement plan and the normal operation of business is deemed difficult.

Given the gravity of the specialized credit financial business toward the national economy and related risks, regulators are expected to continue to tighten their grip on the industry. Accordingly, the results of operation and financial condition of the specialized credit financial business in general would be affected by changes and adjustments in standards and regulations of the authorities.

2. Risks of Company

[Risks of Woori Financial Group, the wholly owning parent company]

A. Risk of impact on profitability of financial holding company from changes in business performance of its subsidiaries

For the primary purpose of controlling, through ownership of shares, subsidiaries operating in the financial business or closely related to the financial business, the Company was established by way of comprehensive transfer of shares with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Financial Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., and Woori Private Equity Asset Management Co., Ltd., on January 11, 2019 in accordance with the FHCA. A financial holding company, like the Company, may not engage in any business for profit other than the business management of its subsidiaries and other duties incidental thereto, such as provision and management of loans and equity capital to its subsidiaries, in accordance with the relevant laws. Thus, the dividends from its subsidiaries are its main source of income of the Company. As such, the competitiveness of financial holding company is directly related to the competitiveness of its subsidiaries in their respective industries.

Consolidated net income of the Company as of the end of the most recent quarter (first quarter of 2021) consist of the followings: 82.32% from banking business, 10.01% from credit card business, and 4.87% from capital business. Accordingly, the Company’s profitability and cash flow are greatly affected by its subsidiaries’ operating environment and financial condition, and in order to predict the Company’s future performance and competitiveness, it is necessary to review the overall financial industries to which its major subsidiaries, including banks, belong. Investors should keep this in mind.

<History of Woori Financial Group>

Date	Description
2019.01.11

Establishment of Woori Financial Group Inc. (Woori Bank, Woori FIS Co., Ltd., Woori Financial Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. jointly established Woori Financial Group Inc. by way of comprehensive transfer of their shares.)

Woori Financial Group Inc. was established to primarily control and manage companies operating in the financial business, and to provide financial support to its subsidiaries.

2019.02.13	Listing of Woori Financial Group Inc. on the Korea Exchange
2019.04.05	Woori Financial Group Inc. entered into a share purchase agreement (SPA) for acquisition of Tongyang Asset Management and ABL Global Asset Management.
2019.06.21	Execution of a share purchase agreement (largest shareholder) to cause Woori Investment Bank to be a subsidiary of Woori Financial Group Inc. (purchaser: Woori Financial Group Inc., seller: Woori Bank)
2019.07.03	Execution of a share exchange agreement between Woori Financial Group and Woori Card to cause Woori Card to be a subsidiary of Woori Financial Group.
2019.07.25	Execution of a share purchase agreement (SPA) for acquisition by Woori Financial Group Inc. of Kukje Asset Trust
2019.08.01	Woori Asset Management Corp. (formerly known as Tongyang Asset Management Corp.) became a subsidiary of Woori Financial Group.
2019.09.10	Woori Card Co., Ltd. and Woori Investment Bank Co., Ltd. became subsidiaries of Woori Financial Group.
2019.09.26	4.0% of shares held by Woori Bank in Woori Financial Group were sold to Fubon Life, a Taiwan company.
2019.12.06	Woori Global Asset Management Co., Ltd. became a subsidiary of Woori Financial Group.

Date	Description
2019.12.30	Woori Asset Trust, Ltd. became a subsidiary of Woori Financial Group.
2020.03.25	Holding of the first annual general meeting of shareholders, and re-appointment of Mr. Tae Seung Son as a chairman
2020.10.26	Execution of a share purchase agreement (SPA) for acquisition by Woori Financial Group of Aju Capital Co., Ltd.
2020.12.10	Woori Financial Capital Co., Ltd. (formerly known as Aju Capital Co., Ltd.) became a subsidiary of Woori Financial Group. Woori Savings Bank Co., Ltd. (formerly known as Aju Savings Bank Co., Ltd.) became a sub-subsidiary of Woori Financial Group.
2021.01.15	Joined CDP (Carbon Disclosure Project), announced support for TCFD (Task Force on Climate-related Financial Disclosure), and established ESG Management Policy of Woori Financial Group
2021.03.05	Establishment of ESG Management within the board of directors
2021.03.12	Woori Savings Bank Co., Ltd. became a subsidiary of Woori Financial Group.

(Source: 2021 1st Quarter Report)

The Company is a pure financial holding company, which plays a role of coordinating to (i) create synergies among its subsidiaries through management of them, (ii) raise and allocate funds to them, and (iii) establish financial group strategies. The Company does not carry out its own business activities, and its incomes primarily consist of dividends from its subsidiaries. Subsidiaries’ operating environment and financial condition give significant impact on the profitability and cash flow of the Company. In particular, due to its high level of dependence on its subsidiary bank (Woori Bank), the Company’s profitability and corporate value are subject to the business result and environment of Woori Bank.

<Business Coverage of Woori Financial Group>

Classification	Business	Affiliates
Finance holding	Business management of subsidiaries, and other duties incidental thereto	Woori Financial Group
Banking business	Provision of loans, receipt of deposits, and other duties incidental thereto	Woori Bank
Credit card business	Issuance of cards, provision of cash services and card loans, and other duties incidental thereto	Woori Card
Specialized credit financial business	Provision of automobile finance, corporate finance, personal finance, etc., and other duties incidental thereto	Woori Financial Capital
Merchant banking business	Provision of loans and receipt of deposits through merchant bank products, and other duties incidental thereto	Woori Investment Bank
Real estate trust business	Real estate trust, and management duties	Woori Asset Trust
Asset management business	Asset management, and other duties incidental thereto	Woori Asset Management/ Woori Global Asset Management
Savings banking business	Provision of loans and receipt of deposits under the Mutual Savings Banks Act, and other duties incidental thereto	Woori Savings Bank
Credit information business and receivable collection agency business	Receivable collection, credit investigation, lease investigation, etc.	Woori Credit Information

Classification	Business	Affiliates
Administrative services for collective investment	Administrative services for funds, asset management administrative services, etc.	Woori Fund Services
Private placement investment business, and specialized private placement collective investment business	Acting in the capacity of general partner of Korean or foreign company specialized in private placement investment	Woori Private Equity Asset Management
Development and supply of systems	IT services, such as development, sale and maintenance of financial IT systems	Woori FIS
Management consulting business	Management research and investigation, management consulting, etc.	Woori Financial Research Institute

(Source: 2021 1st Quarter Report)

As of the filing date of the SRS, the Company consist of 13 subsidiaries, including Woori Bank, and 14 sub-subsidiaries.

<Member Companies of Woori Group>

Classification	Company Name	Listed or Not	Taxpayer Registration No. (Company Registration No.)	Controlling Company
Holding Company (1)	Woori Financial Group Inc.	Listed	398-87-01116	-
Subsidiaries (13)	Woori Bank	Unlisted	201-81-02819	Woori Financial Group Inc.
	Woori Card Co., Ltd.	Unlisted	101-86-79070
	Woori Financial Capital Co., Ltd.	Listed	306-81-18407
	Woori Investment Bank Co., Ltd.	Listed	408-81-00426
	Woori Asset Trust, Ltd.	Unlisted	107-81-85459
	Woori Asset Management Corp.	Unlisted	107-81-87383
	Woori Savings Bank Co., Ltd.	Unlisted	301-81-00601
	Woori Credit Information Co., Ltd.	Unlisted	202-81-52516
	Woori Fund Services Co., Ltd.	Unlisted	107-87-50651
	Woori Private Equity Asset Management Co., Ltd.	Unlisted	101-86-19238
	Woori Global Asset Management Co., Ltd.	Unlisted	107-81-93283
	Woori FIS Co., Ltd.	Unlisted	211-81-47962
	Woori Financial Research Institute Co., Ltd.	Unlisted	104-86-46001
Sub-subsidiaries (14)	Korea BTL Infrastructure Fund	Unlisted	107-86-79006	Woori Bank
	Woori America Bank	Unlisted	Overseas local company
	Woori Bank China Limited	Unlisted	Overseas local company

Classification	Company Name	Listed or Not	Taxpayer Registration No. (Company Registration No.)	Controlling Company
	PT Bank Woori Saudara Indonesia	Listed	Overseas local company
	AO Woori Bank	Unlisted	Overseas local company
	Banco Woori Bank do Brazil S.A.	Unlisted	Overseas local company
	Woori Global Markets Asia Limited	Unlisted	Overseas local company
	Woori Bank Vietnam Limited	Unlisted	Overseas local company
	Woori Wealth Development Bank	Unlisted	Overseas local company
	Woori Finance Myanmar	Unlisted	Overseas local company
	WB Finance Co., Ltd.	Unlisted	Overseas local company
	Woori Bank Europe Gmbh	Unlisted	Overseas local company
	Tutu Finance-WCI Myanmar	Unlisted	Overseas local company	Woori Card Co., Ltd.
	Woori Hanwha Eureka Private Investment Partnership	Unlisted	512-87-01240	Woori Private Equity Asset Management Co., Ltd.

<Organizational diagram showing the relation of control, subordination and investment among affiliates>

(Source: 2021 1Q Report of the Company)

Note) Woori Financial Group additionally acquired the shares of Woori Financial Capital after the end of the first quarter of 2021, and thus it has 90.47% of shares issued by Woori Financial Capital as of the base date of public disclosure.

The Company’s consolidated net income at the end of 2020 was KRW 1 trillion and 515.2 billion (based on total net income), which primarily consists of net income earned by Woori Bank. This trend also continues in the first quarter of 2021. Due to its business structure highly connected with its subsidiary bank, the Company’s net income is subject to change depending on profitability of Woori Bank. Investors should note that the profitability of the Company may deteriorate if condition of the banking industry becomes worse due to Korean or foreign economic recession, etc.

<Business Results by Business Sector of Woori Financial Group>

(Unit: KRW 1 billion, %)

Classification			Banking	Credit Card	Capital	Merchant Banking	Others	Consolidation & Adjustment	Group
2021 1Q	Net Income	Amount	592	72	35	17	11	Δ8	719
		Percent	82.32	10.01	4.87	2.37	1.49	Δ1.06	100.00
	Total Assets	Amount	389,832	11,713	8,242	4,882	1,834	Δ398	416,104
		Percent	93.69	2.81	1.98	1.17	0.44	Δ0.10	100.00
2020	Net Income	Amount	1,370	120	Δ30	63	48	Δ56	1,515
		Percent	90.43	7.93	Δ2.00	4.15	3.17	Δ3.69	100.00
	Total Assets	Amount	374,310	11,367	8,880	4,332	563	Δ371	399,081
		Percent	93.79	2.85	2.23	1.09	0.14	Δ0.09	100.00
2019	Net Income	Amount	1,906	114	—	53	5	Δ41	2,038
		Percent	93.55	5.60	—	2.62	0.24	Δ2.01	100.00
	Total Assets	Amount	348,182	10,087	—	3,399	475	Δ162	361,981
		Percent	96.19	2.79	—	0.94	0.13	Δ0.04	100.00

Note 1) Net income: Based on total net income

* 1Q of 2021: Net income or loss of KRW 667 billion for Group-based controlling shareholder’s shares + Net income or loss of KRW 52 billion for non-controlling shares

* 2020: Net income or loss of KRW 1,307 billion for Group-based controlling shareholder’s shares + Net income or loss of KRW 208 billion for non-controlling shares

* 2019: Net income or loss of KRW 1,872 billion for Group-based controlling shareholder’s shares + Net income or loss of KRW 165 billion for non-controlling shares

Note 2) Banking business

* 2020, 1Q of 2021: Consolidated base with Woori Bank

* 2019: Net income is based on [excluding Woori Bank + overseas local company], and the assets are based on consolidation with Woori Bank.

Note 3) Total assets: Excluding AUM

Note 4) Others: Woori Asset Trust, Woori Asset Management, Woori Savings Bank, Woori Credit Information, Woori Fund Services, Woori Private Equity Asset Management, Woori Global Asset Management, Woori FIS, Woori Financial Research Institute

Note 5) The sum of each business sector is based on the Group’s consolidated amount, and the percent of each business sector is the ratio compared to the total consolidated amount.

B. Risks related to the soundness of assets of subsidiary bank

The asset soundness of the Company is similar to that of its subsidiary Woori Bank. The NPL ratio, which is a major soundness indicator of Woori Bank, has shown a continuous decline after recording 1.47% at the end of 2015, and recorded 0.32% as of the end of 2020. Woori Bank’s coverage ratio of allowance for bad debts has continuously increased since 2015, and recorded 153.95% as of the end of 2020. Such ratios are better than the average of local banks (NPL ratio 0.68%, coverage ratio of allowance for bad debts 145.60%).

However, we may not rule out the possibility of deterioration in the soundness of assets, given the continuing instability of global economy, the concerns about local real estate market, the excessive household loans compared to incomes, and the insolvency possibility of local manufacturers and small and medium-sized enterprises in case of economic slowdown. Investors should keep this in mind.

Below set forth are the soundness indicators of the Company Group and its major subsidiaries. Such indicators are similar to those of Woori Bank, a major subsidiary.

<Soundness Indicators of Group>

(Unit: KRW billion, %)

Classification	1Q of 2021	2020	2019
Total loan	307,530	299,075	266,432
NPL	1,202	1,256	1,198
NPL ratio	0.39	0.42	0.45
Non-performing loan	1,115	1,149	1,068
Non-performing loan ratio	0.36	0.38	0.40
Coverage ratio of allowance for bad debts (A/B)	163.8	153.8	133.6
Balance of allowance for bad debts (A)	1,970	1,932	1,600
NPL (B)	1,202	1,256	1,198

Note) Based on the Business Report of Woori Financial Group submitted to the FSS

<Soundness Indicators of Major Subsidiaries and Consolidated Sub-subsidiaries>

(Unit: KRW 100 mil, %)

Company	Indicators	March 2021	2020	2019
Woori Bank	Total loan	2,711,268	2,645,329	2,430,845
	NPL	8,105	8,548	9,797
	NPL ratio	0.30	0.32	0.40
	Non-performing loan	7,578	7,853	8,793
	Non-performing loan ratio	0.28	0.3	0.36
	Coverage ratio of allowance for bad debts (A/B)	164.90	153.95	121.80
	Total allowances for calculation of non-performing loan (A)	13,365	13,160	11,933
	NPL (B)	8,105	8,548	9,797
Woori Card	Total loan	113,247	106,650	98,170
	NPL	665	673	789
	NPL ratio	0.59	0.63	0.80
	Coverage ratio of allowance for bad debts (A/B)	102.55	102.65	102.84
	Balance of allowance for bad debts (A)	7,998	7,696	7,641
	Minimum amount required to be reserved as allowance for bad debts (B) Note 2)	7,799	7,497	7,430

Company	Indicators	March 2021	2020	2019
Woori Financial Capital	Total loan	75,023	68,946	57,391
	NPL	1,201	1,220	1,306
	NPL ratio	1.60	1.77	2.28
	Non-performing loan	1,188	1,207	1,306
	Non-performing loan ratio	1.58	1.75	2.28
	Coverage ratio of allowance for bad debts (A/B)	144.88	140.16	97.86
	Balance of allowance for bad debts (A)	1,740	1,710	1,278
	NPL (B)	1,201	1,220	1,306
Woori Investment Bank	Total loan	28,167	27,466	18,737
	NPL	213	216	92
	NPL ratio	0.76	0.79	0.49
	Non-performing loan	53	56	39
	Non-performing loan ratio	0.19	0.20	0.21
	Coverage ratio of allowance for bad debts (A/B)	81.69	84.72	167.39
	Balance of allowance for bad debts (A)	174	183	154
	NPL (B)	213	216	92
Woori Asset Trust	Assets subject on soundness classification	331	390	712
	Substandard asset	247	248	267
	Substandard asset ratio	74.67	63.64	37.51
Woori Savings Bank	Total loan	10,639	10,292	8,959
	NPL	371	350	314
	NPL ratio	3.49	3.40	3.51
	Coverage ratio of allowance for bad debts (A/B)	91.26	90.37	79.42
	Balance of allowance for bad debts (A)	339	317	250
	NPL (B)	371	350	314

Note 1) Based on the Business Report submitted to the FSS

Note 2) Amount required to be reserved as allowance for bad debts under the SCFBA

(Source: 2021 1Q Report of the Company)

<Ratio of Asset Soundness of Woori Bank>

(Unit: %)

Classification		2020	2019	2018	2017	2016	2015
NPL ratio	Woori Bank	0.32	0.40	0.51	0.83	0.98	1.47
	Average of Korean banks	0.68	0.58	0.70	0.81	0.90	1.12
Reserve ratio of allowance for bad debts	Woori Bank	153.95	121.80	119.42	87.71	84.48	70.24
	Average of Korean banks	145.60	116.59	115.20	88.91	87.42	161.16

Note 1) The average of local banks is the arithmetic average of those of 12 commercial banks and regional banks that are recorded on the Financial Statistics Information System of the FSS during the period concerned.

(Source: Financial Statistics Information System of the FSS, and 2020 Business Report of the Company)

The NPL ratio of Woori Bank, which is a subsidiary of the Company, has shown a continuous decline after recording 1.47% at the end of 2015, and recorded 0.32% as of the end of 2020. Woori Bank’s coverage ratio of allowance for bad debts has continuously increased since 2015, and recorded 153.95% as of the end of 2020. Such ratios are better than the average of local banks (NPL ratio 0.68%, coverage ratio of allowance for bad debts 145.60%).

However, given the continuous restructuring of weak industries and failing companies, and house price fluctuations and worsening economic condition for working-class people causing increase in household loans, if the economic condition of household sector does not improve despite the overall economic recovery, there is a risk of increase in default ratio. In particular, any rise in interest rate would cause increase in interest expenses payable by people and decrease in income available to them, thereby increasing such risk of increase in default ratio.

[Changes in Asset Soundness Ratio of Woori Bank]

Ratio of Asset Soundness

<Market share of Woori Bank>

(Unit: KRW million, %)

Classification	Bank Name	2020		2019		2018
		Balance	Market Share	Balance	Market Share	Balance	Market Share
Loans in Korean currency	Woori	240,656,330	23.5	219,156,962	23.6	208,837,131	23.8
	KB	293,993,659	28.8	268,382,651	28.9	257,080,494	29.3
	Shinhan	248,812,547	24.3	225,001,907	24.2	209,568,297	23.9
	Hana	238,570,831	23.3	217,216,646	23.4	201,480,329	23.0
Total		1,022,033,367	100.0	929,758,166	100.0	876,966,251	100.0

Note 1) Market shares of 4 commercial banks

Note 2) Based on the balance at the end of period recorded on Financial Statistics Information System

(Source: Financial Statistics Information System of the FSS)

In 2017, the growth of mortgage loans slowed as a result of the government’s announcement of real estate policies dated August 2 and the implementation of comprehensive management plan of household debts in September. However, in the second half of 2018, the mortgage loans began to increase again, and the private business loans and personal credit loans also increased steadily, thereby recording KRW 230 trillion of loans in Korean currency (based on the balance as at the end of 2020), which increased by KRW 14 trillion compared to the end of the previous year (KRW 216 trillion). Such growth of loans in Korean currency was the result of increase in (i) general household loans, such as credit loans, collateral loans, and lease deposit loans, and (ii) loans for small and medium companies. If the market interest rate rises, it may cause the borrowers to bear more interest expenses, which would affect the soundness of the Woori Bank. Investors should note that such circumstance may ultimately affect the Company’s consolidated financial condition, thereby deteriorating the soundness of its assets.

<Fund Management Performance of Woori Bank>

•	Bank Accounts

								(Unit: KRW million, %)

Classification	Management Items	2020 (187th FY)			2019 (186th FY)			2018 (185th FY)
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent

Korean currency	Deposits	495,469	0.63	0.15	981,487	1.66	0.31	3,264,104	1.52	1.10
	Securities	47,179,576	1.84	13.99	45,340,836	2.10	14.20	35,898,300	2.16	12.11
	Loans	229,677,179	2.68	68.08	216,362,134	3.21	67.77	203,432,263	3.22	68.65
	Advances for customers on guarantees	14,440	3.66	0.00	14,190	1.30	0.00	15,856	1.95	0.01
	Call loans	522,486	1.02	0.15	693,296	1.76	0.22	1,334,138	1.67	0.45
	Private placement bonds	67,591	3.30	0.02	82,645	2.80	0.03	135,856	2.89	0.05
	Credit card accounts	—	—	—	—	—	—	—	—	—
	Others	2,439,094	1.52	0.72	3,040,943	2.56	0.95	5,562,417	2.10	1.88
	Allowance for bad debts (-)	-1,074,451	0.00	-0.32	-1,150,551	0.00	-0.36	-1,197,910	0.00	-0.40
	Sub-total	279,321,385	2.53	82.80	265,364,980	3.01	83.12	248,445,023	3.03	83.84

Foreign currency	Deposits	7,906,911	0.39	2.34	5,475,080	1.91	1.71	3,664,724	1.29	1.24
	Securities	5,577,772	1.56	1.65	4,618,998	2.09	1.45	3,467,435	1.30	1.17
	Loans	14,538,941	2.30	4.31	13,682,670	3.41	4.29	11,346,607	3.14	3.83
	Call loans	874,360	1.04	0.26	1,491,754	2.61	0.47	2,365,465	2.07	0.80
	Bills bought in foreign currencies	6,165,221	1.32	1.83	6,504,880	2.71	2.04	7,274,987	2.70	2.46
	Others	121,595	4.15	0.04	71,016	2.12	0.02	32,665	3.31	0.01
	Allowance for bad debts (-)	-247,732	0.00	-0.07	-228,898	0.00	-0.07	-390,923	0.00	-0.13
	Sub-total	34,937,069	1.57	10.36	31,615,501	2.80	9.90	27,760,961	2.50	9.37

Others	Cash	1,021,282	—	0.30	1,090,887	—	0.34	1,228,818	—	0.41
	Tangible assets for business	2,712,621	—	0.80	2,698,226	—	0.85	2,353,944	—	0.79
	Others	19,362,690	—	5.74	18,478,423	—	5.79	16,536,592	—	5.58
	Sub-total	23,096,593	—	6.85	22,267,537	—	6.97	20,119,354	—	6.79

Total		337,355,046	2.26	100.00	319,248,018	2.78	100.00	296,325,338	2.78	100.00

Note 1) Deposit in Korean currency = Deposit in Korean currency – reserve requirement deposit

Note 2) Securities in Korean currency = Securities in Korean currency + lent securities (in Korean currency)

* Interest for calculation of interest rate = Interest on securities (including dividend income) + (net) appraisal profit + (net) profit on maturity of securities + (net) profit from sale of securities, excluding (net) profit from sale of shares

Note 3) Loan in Korean currency = Loan in Korean currency + cheques issued by other banks for repayment of current loans

* Interest for calculation of interest rate = Interest on loan in Korean currency – contribution to credit guarantee fund

Note 4) Deposit in foreign currency = Deposit in foreign currency + offshore deposit in foreign currency

Note 5) Securities in foreign currency = Securities in foreign currency + lent securities (in foreign currency)

* Interest for calculation of interest rate = Interest on securities (including dividend income) + (net) appraisal profit + (net) profit from sale of securities, excluding (net) profit from sale of shares

Note 6) Loan in foreign currency = Loan in foreign currency + offshore loan in foreign currency + interbank loans in foreign currency + loans in foreign currency provided with funds borrowed from foreign country + domestic usance

Note 7) Cash = Cash – all cheques issued by other banks

Note 8) Tangible assets for business = Tangible assets for business – accumulated depreciation

Note 9) Excluding merchant bank accounts

Trust Accounts

								(Unit: KRW million, %)

Classification	Management Items	2020 (187th FY)			2019 (186th FY)			2018 (185th FY)
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent

Profitable	Loan	43,222	3.17	0.07	43,136	3.86	0.08	37,422	3.58	0.07
	Call loan	—	—	—	—	—	—	—	—	—
	Securities	12,500,623	2.38	18.99	13,960,990	3.91	24.87	12,534,975	2.87	24.70
	Others	29,091,330	1.35	44.20	26,029,271	1.82	46.36	24,585,229	1.64	48.45
	Allowance for valuation of receivables (-)	-9	0	0.00	-12	0	0.00	-16	0	0.00
	Realization balance (-)	0	0	0.00	0	0	0.00	-3	0	0.00
	Sub-total	41,635,166	1.66	63.27	40,033,385	2.55	71.31	37,157,607	2.06	73.23

Unprofitable	Sub-total	24,175,459	—	36.73	16,109,056	—	28.69	13,584,657	—	26.77

Total		65,810,625	—	100.00	56,142,441	—	100.00	50,742,264	—	100.00

C. Possible decline in profitability if bank subsidiaries’ NIM falls

The composition of the Company’s NIM(Net Interest Margin) is expected to be more or less similar to the profit composition of Woori Bank. Domestic banks rely on a large share of interest profits among their total profits. Accordingly, NIM is the core profit indicator that has the greatest impact on bank profitability. As of the recent business year end, Woori Bank’s ROA and NIM recorded 0.38%, 1.33% respectively, showing positive overall profitability. However, with the base rate steadily declining and due to the economic downturn, the bank’s profitability indicator, NIM saw continued decline from 1.52% as of end of 2018, to 1.44% in end of 2019 and 1.33% in end of 2020. This indicator showed a slight rebound to 1.35% in 1Q of 2021, but there are little prospects that it would drastically improve in the future. The Bank of Korea (BOK) lowered the base rate to 0.75% at a provisional meeting of the monetary policy board (MPB) in March 2020, and further to 0.25% in the May 2020 meeting, adjusting the base rate to a record low of 0.50%. At the same time, the BOK declared that it would maintain this easing stance for monetary policies depending on how COVID-19 develops. Accordingly, the possibility that the base rate may be further lowered cannot be excluded. Additionally, there is a limit to generating profits through the expansion of loan assets, due to the government’s regulation of household debts. To the extent that this stance is maintained, Woori Bank’s NIM and other profitability indices may see further downturns.

Meanwhile, the Basel III Liquidity Coverage Ratio (LCR) regulation (high liquidity assets/ future net cash leakage for one month ≥100%) that is in effect since 2015 is also expected to act as a burden to the bank’s profitability. This is because the banks must maintain a mandatory reserve of relatively low profit, high liquidity assets due to the regulations. With stronger government regulation related to household debts, and the implementation of LCR regulation, the bank’s asset management policy is shifting towards a more conservative stance. Investors are advised to take note of these issues.

The composition of the Company’s NIM(Net Interest Margin) is expected to be more or less similar to the profit composition of Woori Bank. Domestic banks rely on a large share of interest profits among their total profits. Accordingly, NIM is the core profit indicator that has the greatest impact on bank profitability. As of the recent business year end, Woori Bank’s ROA and NIM recorded 0.38%, 1.33% respectively, showing positive overall profitability. However, with the base rate steadily declining and due to the economic downturn, the bank’s profitability indicator, NIM saw continued decline from 1.52% as of end of 2018, to 1.44% in end of 2019 and 1.33% in end of 2020. This indicator showed a slight rebound to 1.35% in 1Q of 2021, but there are little prospects that it would drastically improve in the future.

<Woori Bank NIM Trend>

NIM Trend Analysis

(Note) NIM(Net Interest Margin) – Key indicator for evaluating banks’ profitability, that is calculated by subtracting the funding costs from the profits gained from managing assets by the Bank (or financial institution), and divided by the total amount of managed assets. (Source: the Company and Woori Bank Performance Report)

In the past, Korean banks saw a steady rise in loan assets, thanks to deregulation in the real estate sector, the government’s SME support policy, and low interest. However, due to the recent improvement of the loan guarantee scheme, changes in the subscription system and other stronger real estate regulation, and stronger regulation related to household debts following the implementation of credit evaluation guidelines, the rate of increase of loan assets in the banking sector is in decline. Accordingly, there is only so much to be gained from increasing loan assets.

<Total Loan in General banks >

					(Unit: KRW trillion, %)
Classification	2020		2019		2018		2017
	Balance at End	Increase/ Decrease (%)	Balance at End	Increase/ Decrease (%)	Balance at End	Increase/ Decrease (%)	Balance at End	Increase/ Decrease (%)
Corporate Fund	583.5	10.7	527.1	5.2	500.9	6.2	471.8	5.5
Household Funds	669.0	10.7	604.5	7.4	563.1	7.4	524.5	6.8
Public and Other Capital Loans	15.4	8.2	16.9	9.7	15.4	11.6	13.8	-2.1
Loan in Korean currency (except interbank borrowings)	1,267.9	10.7	1,148.5	6.4	1,079.4	6.9	1,010.1	6.1

Note 1) Year-on-year increase/decrease rate

(Source: the FSS Financial Statistics Information System)

Recently, banks are strengthening efforts to diversify profits, but there is not much change yet in the profit structure that is highly reliant on interest profits. Moreover, a fall in NIM may possibility result in lower profitability, exerting an adverse impact on the Company’s ROA and ROE.

<Group’s Profitability Indicator>

(Unit: %)

Company	2020		2019		2018
	Return on Assets (ROA)	Return On Equity (ROE)	Return on Assets (ROA)	Return On Equity (ROE)	Return on Assets (ROA)	Return On Equity (ROE)
Woori Financial Group Note 1, 2)
Including net income or loss for shares of non-controlling shareholders	0.40	6.80	0.57	10.11	N/A
Excluding net income or loss for shares of non-controlling shareholders	0.34	5.87	0.52	9.29	N/A
Woori Bank Note 3)	0.38	5.83	0.55	8.36	0.60	8.82
Woori Card Note 3)	0.98	5.29	0.90	5.05	0.72	4.00
Woori Financial Capital Note 3)	1.53	13.83	1.64	12.64	1.66	11.48
Woori Investment Bank Note 3)	1.47	13.1	1.69	13.66	1.30	10.49
Woori Asset Trust Note 4)	22.03	31.51	25.20	37.60	28.30	48.80
Woori Asset Management	5.85	6.12	7.41	7.77	6.06	6.32
Woori Savings Bank Note 5)	0.97	10.10	1.05	11.41	1.59	19.80

(Note 1) Value converted to annual rate in accordance with the financial holdings company work report of FSS

(Note 2) Total assets, equity capital: Calculated by simple average of base and quarterly balance (2020: Simple average of balance as of end of December of 2019, end of March, end of June, end of September, end of December of 2020, 2019: Simple average of balance as of end of March, end of June, end of September, end of December of 2019)

(Note 3) Based on FSS work report, separate financial statements

(Note 4) Based on separate financial statements, total assets and average balance of total capital is calculated by simple average of base (balance as of end of previous year) and quarterly balance

(Note 5) Based on K-GAAP

(Source: Business Report of the Company)

The Basel III Liquidity Coverage Ratio (LCR) regulation (high liquidity assets/ future net cash leakage for one month ≥100%) that is in effect since 2015 is also expected to act as a burden to the bank’s profitability. This is because the banks must maintain a mandatory reserve of relatively low profit, high liquidity assets due to the regulations.

In the case of general banks, the level will be sequentially increased by 5%p p.a. starting from 80% in 2015, to 100% from January 1, 2019. For special banks, the level will be sequentially increased by 10%p p.a. starting from 60% in 2015, to 100% from January 1, 2019. In addition, foreign currency LCR will also be introduced starting from 60% in 2017, which will be sequentially increased by 10%p p.a. to 80% from 2019.

<Liquidity ratio in Korean currency>

(Unit: million, %)
Company	End of March of 2021			End of 2020			End of 2019
	Liquid assets in Korean currency	Liquid liabilities in Korean currency	Liquidity ratio in Korean currency	Liquid assets in Korean currency	Liquid liabilities in Korean currency	Liquidity ratio in Korean currency	Liquid assets in Korean currency	Liquid liabilities in Korean currency	Liquidity ratio in Korean currency
Woori Financial Group	801,992	360,626	222.4	40,308	7,911	509.5	45,079	7,475	603.1
Woori Card	6,128,711	1,306,914	468.9	6,255,965	1,406,387	444.8	5,976,031	1,407,335	424.6
Woori Financial Capital	1,363,665	769,653	177.2	1,357,876	616,632	220.2	1,037,894	498,197	208.3
Woori Investment Bank	2,759,733	1,956,341	141.1	2,166,208	1,555,418	139.3	1,671,823	1,118,318	149.5
Woori Asset Trust	167,630	16,702	1,003.7	148,856	16,157	921.3	67,555	14,595	462.9
Woori Savings Bank Note 3)	301,238	250,879	120.1	267,927	209,712	127.8	263,961	228,491	115.5

Note 1) Woori Financial Group: Based on liquid assets and liabilities with remaining maturity of not more than one month

Note 2) Woori Card, Woori Financial Capital, Woori Investment Bank, Woori Asset Trust, Woori Savings Bank: Based on liquid assets and liabilities with remaining maturity of not more than 90 days

Note 3) Based on K-GAAP

<Liquidity ratio in foreign currency>

(Unit: million, %)

Company	End of March of 2021			End of 2020			End of 2019
	Liquid assets in foreign currency	Liquid liabilities in foreign currency	Liquidity ratio in foreign currency	Liquid assets in foreign currency	Liquid liabilities in foreign currency	Liquidity ratio in foreign currency	Liquid assets in foreign currency	Liquid liabilities in foreign currency	Liquidity ratio in foreign currency
Woori Investment Bank	575	—	—	425	—	—	38,111	34,734	109.7

Note) Woori Investment Bank: Based on liquid assets and liabilities with remaining maturity of not more than three months

<Liquidity coverage ratio>

(Unit: %)

Classification	Indicators	1Q of 2021 (188th FY, 1Q)	2020 (187th FY)	2019 (186th FY)
Woori Bank	Combined liquidity coverage ratio (LCR) Note)	90.26	92.07	107.27
	Liquidity coverage ratio in foreign currency (LCR in foreign currency) Note)	107.92	106.06	110.50
	Ratio of tangible assets for business	11.57	11.68	12.22

Note) Same calculation formula as the formula in the public disclosure (average of proportion per business day during the quarter), 1Q of 2021, 4Q of 2020, 4Q of 2019 of relevant period

Pursuant to the ‘Status and Plan for Flexible Financial Regulation,’ the FSC lowered the integrated LCR rate until end of September 2021. (Integrated: 100% g 85%, Foreign Currency: 80%->70%)

Meanwhile, the US increased its base rate since 2017, which rose to around 2.25% to 2.50% as of end of 2018. However, in the FOMC held on March 21, 2019, the FRB alleviated its monetary policy stance due to concerns of sluggish growth pursuant to the US-China trade disputes and the slow rebound of the US economy. Accordingly, the US market rate fell and concerns of a sluggish economy increased. In July, in the FOMC, the base rate was lowered 25bp to 2.00% to 2.25% for the first time since December 2008. Further, in the September FOMC, an additional decrease by 25bp to 1.75% to 2.00% was decided pursuant to a sluggish global economy, and the base rate was further decreased to 1.50% to 1.75% in the October FOMC.

As the new COVID virus that started from China and Asia as of end of 2019, was set to proliferate to the US, and Europe, with signs of prolongation, FOMC further lowered the base rate from 1.50% to 1.75% on March 3, 2020 to 1.00% to 1.25% by 0.5%p. On March 15, it additionally lowered the rate by 1%p. to 0.00% to 0.25%, which was a 1.5%p. decrease within a single month. BOK, which also froze the base rate in January and February 2020, held a provisional meeting on March 2020 and lowered the base rate from 1.25% to 0.75%. The rate was further lowered to 0.5% in May 2020, and Korea also entered to 0% level low-interest era for the first time.

Recently, the global economy is seeing a fast recovery trend with the implementation of economic stimulus packages by key countries, and the expansion of vaccines. The Korean economy also seemed to pick up its recovery trend, but recently, the BOK froze the base rate to 0.5% in the monetary policy meeting. However, the economic cycle has hit the low point from 3Q of 2020 to 1Q of 2021, and with an optimistic outlook in global growth and price indices, the US bonds’ interest rate rose in February to March 2021. Also, considering the concerns of inflation due to excessive liquidity in the market, and the remarks of Yellen, US Secretary of Treasury, regarding a rate increase, the possibility of the base rate increasing exists at the same time. However, if the stance of lowering the base rate and stronger regulation of the government persist, then this may act unfavorably to Woori Bank, a bank subsidiary to the Company. Accordingly, investors are advised to take note of the change in NIM and sluggish asset growth due to future economic downturn.

D. Interest Rate Risks of the Bank Subsidiary

Before US shifted to a laxer monetary policy stance in 2019, the US FOMC raised the base rate over four occasions by 0.25%p only in 2018. BOK also increased the base rate by 0.25%p in November 2017, and additionally by 0.25%p in November 2018. This increased the interest rate of domestic financial companies.

However, the US FOMC changed its stance to a laxer interest policy due to sluggish domestic economic recovery, sustained trade disputes with China, and sluggish economic growth, etc. in 2019. In the July 2019 FOMC, due to uncertainties in achieving the policy target for the inflation rate and the global economic downturn, the base rate was lowered to 2.00 to 2.25% in ten years and seven months. Thereafter, in the September and October 2019 FOMCs, the base rate was lowered. The rate was maintained at 1.50 to 1.75% level until January 2020, but due to the spread of the COVID 19 that resulted in global economic uncertainties, and concerns over the US economy, the base rate was lowered from 1.50% to 1.75% to 0.00% to 0.25% in the March, April 2020 FOMCs.

In this backdrop, the Monetary Policy Board also lowered the base rate that it maintained at a 1.25% level for around six months to 0.75%, by 50bp, in March 2020, due to forecasts of an incremental growth of the domestic economy and low inflation pressure, and COVID 19’s economic impacts at home and abroad. In the May 2020 FOMC, the base rate was further lowered by 25bp to 0.50%, and presently remains the same level.

However, the economic cycle has hit the low point from 3Q of 2020 to 1Q of 2021, and with an optimistic outlook in global growth and price indices, the US bonds’ interest rate rose in February to March 2021. Also, considering the concerns of inflation due to excessive liquidity in the market, and the remarks of Yellen, US Secretary of Treasury, regarding a rate increase, the possibility of the base rate increasing exists at the same time.

As in the foregoing, the recent market rate at home and abroad are difficult to predict due to economic and political circumstances at home and abroad, as well as various market variables that are out of control. We cannot exclude the possibility that the market rate that sharply dropped when COVID 19 was stabilized, would pick up its upward trend.

The increase in market interest rate may affect interest rates for financing and act unfavorably to the profitability of Woori Bank, a subsidiary to the Company. This may also undermine the profitability of the Company’s consolidated financial statement. Investors are advised to take note of these issues.

Before the US monetary policy took a more alleviated stance in 2019, the US FOMC increased the base rate 4 times by 0.25%p in 2018 alone. The Bank of Korea increased the base rate by 0.25%p in November 2017, and an additional 0.25% in November 2018, which resulted in the increase in the rate of financing of financial companies.

However, in 2019, due to the sluggish economic recovery, continued trade disputes with China that raised concerns of sluggish economic growth, etc., the US FOMC alleviated its stance towards base rates, and in the July 2019 FOMC, due to the sluggish global economy and the uncertainty of achieving the inflation policy target, the base rate was decreased to 2.00 to 2.25% in ten years and seven months. Thereafter, in the September and October 2019 FOMCs, the base rate was lowered. After maintaining a 1.50 to 1.75% level until January 2020, due to the instability in the global economy and concerns over the US economy hit by the COVID19 spread, the base rate was dragged down from 1.50% to 1.75% to 0.00% to 0.25% in the March, April 2020 FOMCs.

In this background, the MPB also lowered the base rate which was maintained at a 1.25% level for around six months, by 50bp to 0.75% in March 2020, due to an incremental growth prospect of the domestic economy, and low inflation pressure, and the economic impact of COVID19 at home and abroad. In May, another 25bp was decreased, recording 0.50%, a 0% level for the first time in base rate history.

<Funding Performance of Woori Bank>

• Bank Accounts	(Unit: KRW million, %)

Classification	Funding Items	1Q of 2021 (188th FY, 1Q)			2020 (187th FY)			2019 (186th FY)
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent
Korean currency	Deposit installments	239,621,383	0.82	68.59	227,415,531	1.09	67.41	212,554,654	1.50	66.58
	Negotiable deposit	2,169,662	0.96	0.62	1,676,615	1.19	0.50	4,759,552	2.09	1.49
	Borrowings	9,476,126	0.74	2.71	8,537,259	0.92	2.53	6,965,780	1.43	2.18
	Call money	76,606	0.48	0.02	149,794	0.71	0.04	407,753	1.60	0.13
	Others	21,513,466	1.75	6.16	21,964,429	1.97	6.51	21,924,679	2.36	6.87
	Sub-total	272,857,243	0.89	78.11	259,743,628	1.16	76.99	246,612,418	1.59	77.25
Foreign currency	Deposit	20,527,139	0.22	5.88	20,684,077	0.47	6.13	16,646,668	1.19	5.21
	Borrowings	6,241,673	0.58	1.79	7,893,837	1.20	2.34	7,944,242	2.24	2.49
	Call money	277,972	0.22	0.08	652,451	0.70	0.19	877,414	2.38	0.27
	Bonds	4,418,275	1.51	1.26	4,221,949	2.53	1.25	4,209,041	3.89	1.32
	Others	722,159	0.14	0.21	637,082	0.39	0.19	623,209	1.11	0.20
	Sub-total	32,187,218	0.46	9.21	34,089,396	0.90	10.10	30,300,573	1.87	9.49
Others	Total capital	23,118,057	—	6.62	22,576,280	—	6.69	21,874,591	—	6.85
	Allowances	437,565	—	0.13	496,545	—	0.15	453,821	—	0.14
	Others	20,746,153	—	5.94	20,449,197	—	6.06	20,006,615	—	6.27
	Sub-total	44,301,775	—	12.68	43,522,022	—	12.90	42,335,027	—	13.26
Total		349,346,236	0.74	100.00	337,355,046	0.98	100.00	319,248,018	1.40	100.00

Note 1) Deposit = Deposit in Korean currency - cheques in the nature of deposit issued by other banks - reserve requirement deposit - interbank adjustment fund (call loan)

* Cheques in the nature of deposit issued by other banks = All cheques issued by other banks - cheques issued by other banks for repayment of current loans - interbank adjustment fund (call money)

* Interest for calculation of interest rate is the interest on deposit and installment savings plus the deposit insurance premium

Note 2) Deposit in foreign currency = Deposit in foreign currency + offshore deposit in foreign currency

Note 3) Borrowings in foreign currency = Borrowings in foreign currency + entrusted money in foreign currency + offshore borrowings in foreign currency

Note 4) Bonds in foreign currency = Bonds in foreign currency + offshore bonds in foreign currency Note 5) Excluding merchant bank accounts

Trust Accounts	(Unit: million, % )

Classification	Funding Items	1Q of 2021 (188th FY, 1Q)			2020 (187th FY)			2019 (186th FY)
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent
Costly	Monetary trust	42,165,599	2.17	62.95	40,813,470	1.66	62.02	39,238,679	2.22	69.89
	Borrowings	—	—	—	—	—	—	—	—	—
	Sub-total	42,165,599	2.17	62.95	40,813,470	1.66	62.02	39,238,679	2.22	69.89
Costless	Property trust	24,703,536	—	36.88	24,912,785	—	37.86	16,795,354	—	29.92
	Special reserve	40,653	—	0.06	40,771	—	0.06	40,189	—	0.07
	Others	74,390	—	0.11	43,599	—	0.07	68,219	—	0.12
	Sub-total	24,818,579	—	37.05	24,997,155	—	37.98	16,903,762	—	30.11
Total		66,984,178	—	100.00	65,810,625	—	100.00	56,142,441	—	100.00

Recently, the global economy has more recovered thanks to the implementation of measures to stimulate economy in major countries and the vaccinations, and Korean economy is also recovering. During the period from the third quarter of 2020 to the first quarter of 2021, the economic cycle passed the low point and is on the rise. As global growth rate and inflation outlook rose, US Treasury yields have been also on the rise between February and March 2021. Given inflation concerns caused by excessive liquidity in the market and US Treasury Secretary Yellen’s remarks about rise in interest rate, there is continuous possibility of increase of base interest rate.

Deposits in Korean currency account for a significant portion of funding resources of Woori Bank, and thus rise of market interest rate, which is connected with financing cost, may give adverse effect to the profitability of Woori Bank. Investors should note that this matter may affect the Company’s profit or loss on a consolidated basis.

E. Possibility of satisfying capital adequacy under the Basel III system

As of the end of the first quarter of 2021, the Company’s BIS total equity ratio is 13.6%, while its Tier 1 and C-Tier 1 are 11.7% and 10.0% respectively, which satisfy such level (total equity ratio 10.5%, Tier 1 8.5%, C-Tier 1 7.0%), including conservation buffer (2.5%), as required by Basel III. As of the end of the first quarter of 2021, Woori Bank, a subsidiary of the Company, has BIS total equity ratio of 16.98%, Tier 1 of 14.94% and C-Tier 1 of 13.21%, which are higher than such level as required by Basel III.

However, in the future, the Company and its subsidiary Woori Bank may fail to satisfy the capital adequacy ratio because of the following reasons: increase in risky assets due to business deterioration resulting from economic depression in and out of Korea, increase in losses, increase in costs due to disposal of non-performing loans, downward adjustment of securities, increase in foreign exchange rates, change in the minimum capital adequacy ratio due to tightened capital adequacy system, change in calculation method of ratio, change in the Basel Committee standards, and other negative factors affecting the asset soundness and capital adequacy.

The Company and its subsidiary Woori Bank are trying to maintain the capital adequacy through increase of earned surplus, issuance of contingent convertible bonds and risk management in line with the D-SIB equity ratio (total equity ratio 11.5%, Tier 1 9.5%, C-Tier 1 8.0%) as well as the existing BIS equity ratio. However, investors should note that despite such efforts, there is still a risk that the Company’s capital adequacy may fail to meet such ratio as required by the government for capital control in the future.

Global regulators are recently tightening their control over systemically important banks, macro soundness issues, procedures of crisis management, rehabilitation or reorganization, and governance structure. Regulators of developed countries also try to advance the level of supervision of their banks, considering the business size and activities of banks and the resultant complexity of risks. Such efforts are also being made by Korean regulatory authorities.

As of the end of the first quarter of 2021, the Company’s BIS total equity ratio is 13.6%, while its Tier 1 and C-Tier 1 are 11.7% and 10.0% respectively, which satisfy such level (total equity ratio 10.5%, Tier 1 8.5%, C-Tier 1 7.0%), including conservation buffer (2.5%), as required by Basel III.

<BIS equity capital ratio of Woori Financial Group>

	(Unit: billion, %)
Classification	1Q of 2021	2020	2019
BIS equity capital (A)	27,957	27,448	27,115
Risk-weighted assets (B)	205,421	198,269	228,046
BIS capital adequacy ratio (A/B)	13.61	13.84	11.89

Note 1) BIS (Bank for International Settlements) capital adequacy ratio

= Equity capital/risk-weighted assets ×100

Note 2) Calculated based on K-IFRS consolidated financial statements and BASEL III (2019 Standard Method, 2020 Internal Rating Method)

Note 3) Figures of the first quarter of 2021 are tentative ones and thus may be changed.

<BIS equity capital ratios of holding companies having subsidiary banks (as of the end of the first quarter of 2021)>

(Unit: %)

Classification	Woori	KB	Shinhan	Hana	NH	DGB	BNK	JB	Average
Total equity ratio	13.6	16.0	15.9	16.4	14.9	15.0	12.4	13.2	14.7
Tier 1	11.7	14.7	14.7	15.2	12.5	13.9	10.9	11.6	13.2
C-Tier 1	10.0	13.8	13.0	14.1	13.6	11.9	9.5	10.2	12.0

(Source: 2021 1st Quarter Report and Disclosed Tentative Performance of Each Company for First Quarter of 2021)

As of the end of the first quarter of 2021, Woori Bank, a subsidiary of the Company, has a BIS total equity ratio of 16.98%, Tier 1 of 14.94% and C-Tier 1 of 13.21%, which are higher than such level as required by Basel III. However, in the future, the Company and its subsidiary Woori Bank may fail to satisfy the capital adequacy ratio because of the following reasons: increase in risky assets due to business deterioration resulting from economic depression in and out of Korea, increase in losses, increase in costs due to disposal of non-performing loans, downward adjustment of securities, increase in foreign exchange rates, change in the minimum capital adequacy ratio due to tightened capital adequacy system, change in calculation method of ratio, change in the Basel Committee standards, and other negative factors affecting the asset soundness and capital adequacy. Accordingly, investors need to continuously monitor the capital adequacy of the Company and its Woori Bank.

<Changes of BIS equity capital of Woori Bank>

(Unit: %)

Classification	Changes of Equity Ratio of Woori Bank
	2016	2017	2018	2019	2020	1Q of 2021
BIS equity ratio	15.29	15.40	15.65	15.40	17.34	16.98
Tier 1	12.68	13.03	13.18	13.17	15.03	14.94
C-Tier 1	10.50	10.95	11.15	10.97	13.14	13.21

(Source: Business Report and Quarterly Report of Woori Bank)

With the introduction of control of conservation buffer and countercyclical buffer from January 2016, the FSC prepared the grounds for (i) selecting “systemically important banks and bank holding companies (D-SIB)” in Korea, and imposing additional capital, through amendments of the Banking Business Supervisory Regulations and the Financial Holding Companies Supervisory Regulations, and (ii) has selected D-SIBs by evaluating systemic importance. In June 2020, the FSC selected and announced 5 bank holding companies and 5 banks, including the Company, as D-SIBs for 2021.

[Regulatory Authorities’ control of BIS capital]	(Unit: %)

Classification	2015	2016	2017	2018	2019	2020
Minimum C-Tier 1	4.5	4.5	4.5	4.5	4.5	4.5
+) Conservation buffer	—	0.625	1.25	1.875	2.5	2.5
+) D-SIB bank	—	0.25	0.5	0.75	1	1
+) Countercyclical buffer	—	0	0	0	0	0
Minimum Tier 1	6.0	6.0	6.0	6.0	6.0	6.0
Minimum total equity ratio	8.0	8.0	8.0	8.0	8.0	8.0
Minimum ratios for D-SIB banks and bank holding companies
C-Tier 1	4.5	5.375	6.25	7.125	8.0	8.0
Tier 1	6.0	6.875	7.75	8.625	9.5	9.5
Total equity ratio	8.0	8.875	9.75	10.625	11.5	11.5

(Note 1) Countercyclical buffer ratio: It is possible to impose buffer up to 2.5% during credit expansion (currently 0%)

(Note 2) Minimum capital ratio for D-SIB in 2021 is set forth in the table above, and the ratio may be changed later if there occurs any issue regarding countercyclical buffer or D-SIB reselection.

(Source: Press Release of the FSC (June 24, 2020))

The Company and its subsidiary Woori Bank are trying to maintain the capital adequacy through increase of earned surplus, issuance of contingent convertible bonds and risk management in line with the D-SIB equity ratio (total equity ratio 11.5%, Tier 1 9.5%, C-Tier 1 8.0%) as well as the existing BIS equity ratio.

However, investors should note that despite such efforts, there is still a risk that the Company’s capital adequacy may fail to meet such ratio as required by the government for capital control in the future.

F. Risks related to profitability of subsidiary engaging in card business Woori Card accounts for approximately 10.01% (approximately KRW 72 billion) of the Company’s consolidated net income for the first quarter of 2021. Woori Card ranks second only to Woori Bank, and thus the performance of Woori Card affects the profitability and dividend income of the Company.

Korean credit card industry has undergone intensive restructuring since the credit card crisis in 2003 and is now in a mature stage. The profitability of Korean credit card industry is expected to decrease due to fiercer competition and downward adjustment of card fee rate of member stores that was made at the end of January 2019. Besides, given the stagnant growth of household income and the growth of household debts, the default ratio of card use charges may increase.

In 2021, use of credit cards is expected to increase thanks to the recovery of public consumption, while there are concerns about the fiercer competition in automobile finance/card loan services due to the deregulation of leverage and the worse soundness for vulnerable classes related to COVID-19.

Investors should note that deterioration of business profitability of Woori Card due to the above factors may give adverse effect to the financial condition of the Company on a consolidated basis.

Woori Card Co., Ltd. accounts for approximately 10.01% (approximately KRW 72 billion) of the Company’s consolidated net income for the first quarter of 2021. Woori Card ranks second only to Woori Bank, and thus the performance of Woori Card affects the profitability and dividend income of the Company.

Consolidated net income of Woori Card as of the end of 2020 is approximately KRW 120.2 billion, which increases by 5.25% than the same period of the previous year (approximately KRW 114.2 billion). The consolidated net income of Woori Card for 2019 was KRW 114.2 billion, which slightly decreased from KRW 126.5 billion (2018). The credit card business is a typical local demand-based business, and thus highly affected by changes in local consumption and overall macroeconomy. Recently, Korean credit card market is saturated and its quantitative growth is slowing. Traditional revenue sources of card companies are shrinking due to lowering card fee for expanded scope of small and medium-sized member stores, and restriction on total amount of loans, which are required by the regulators.

In 2021, use of credit cards is expected to increase thanks to the recovery of public consumption, while there are concerns about the fiercer competition in automobile finance/card loan services due to the deregulation of leverage and the worse soundness for vulnerable classes related to COVID-19.

[Woori Card’s operating revenue by business]
(Unit: million, %)

Classification	March 2021 (9th FY, 1Q)		2020 (8th FY)		2019 (7th FY)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Revenue from purchases by using credit cards	109,271	27.7	450,206	32.4	466,682	34.1
Revenue from short-term credit card loans	21,047	5.3	93,667	6.8	108,378	7.9
Revenue from long-term credit card loans	95,454	24.2	372,567	26.9	365,566	26.7
Revenue related to revolving contracts	503	0.1	54,377	3.9	49,662	3.6
Annual fee revenue	22,481	5.7	90,349	6.5	85,701	6.3
Other revenue from credit cards	32,650	8.3	74,172	5.3	108,350	7.9
Other revenue	112,882	28.6	252,127	18.2	183,801	13.5
Total	394,088	100.0	1,387,465	100.0	1,368,140	100.0

<Performance of Funding and Management by Woori Card>

(1)	Performance of funding

(Unit: million, %)

Classification	Funding Items	March 2021 (9th FY, 1Q)			2020 (8th FY)			2019 (7th FY)
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent
Korean currency	Call money	—	—	—	—	—	—	—	—	—
Borrowings		178,168	1.73	1.52	142,268	2.20	1.31	—	—	—
Bonds		7,266,856	2.00	62.11	6,692,528	2.15	61.83	6,733,067	2.31	65.77
Others		1,443,262	0.00	12.34	1,142,170	0.00	10.56	1,006,939	—	9.84
Sub-total		8,888,286	1.67	75.97	7,976,966	1.84	73.70	7,740,005	2.01	75.60
Foreign currency	Bonds	790,125	1.19	6.75	903,918	1.54	8.35	736,986	1.95	7.20
Borrowings		4,477	1.59	0.04	4,720	1.64	0.04	4,662	3.31	0.05
Others		5,847	0.00	0.05	6,214	0.00	0.06	6,556	—	0.06
Sub-total		800,449	1.18	6.84	914,852	1.53	8.45	748,204	1.94	7.31
Others	Total capital	2,011,480	0.00	17.19	1,931,459	0.00	17.85	1,749,620	—	17.09
Total		11,700,215	1.35	100.00	10,823,277	1.49	100.00	10,237,829	1.66	100.00

(2)	Fund management performance

(Unit: million, %)

Classification	Management Items	March 2021 (9th FY, 1Q)			2020 (8th FY)			2019 (7th FY)
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent
Korean currency	Cash and deposits	280,763	0.47	2.40	227,337	0.66	2.10	112,614	1.45	1.10
	Call loan	—	—	—	—	—	—	—	—	—
	Securities	223,323	0.46	1.91	274,343	0.68	2.53	175,342	1.44	1.71
	Loan receivables	10,688,670	13.43	91.35	9,697,975	14.25	89.61	9,431,958	14.87	92.13
	Sub-total	11,192,756	13.16	95.66	10,199,655	14.00	94.24	9,719,914	14.47	94.94
Foreign currency	Cash and deposits	3,359	5.74	0.03	4,555	5.61	0.04	9,466	8.07	0.09
	Loan receivables	29,411	28.00	0.25	28,751	28.00	0.26	15,760	28.00	0.15
	Others	1,043	—	0.01	730	—	0.01	241	—	0.00
	Sub-total	33,813	25.63	0.29	34,036	24.91	0.31	25,467	20.33	0.25
Others	Tangible and intangible assets	93,972	—	0.80	95,989	—	0.89	86,535	—	0.85
	Other assets	379,674	—	3.25	493,597	—	4.56	405,913	—	3.96
	Sub-total	473,646	—	4.05	589,586	—	5.45	492,448	—	4.81
Total		11,700,215	12.67	100.00	10,823,277	13.27	100.00	10,237,829	13.79	100.00

Korean credit card industry grew rapidly thanks to the government’s tax benefits, the expanded scope of card payments, and the launch of new products providing various value added services, but has undergone intensive restructuring since the credit card crisis in 2003 and is now in a mature stage. The profitability of card companies may decrease due to fiercer competition in limited market, public consumption shrinks due to sluggish economic growth, and downward adjustment of card fee rate of member stores.

Accordingly, as the first step towards Full Digital, the Company obtained a permit for the credit information management business (My Data), by which the Company will expand a base of members for long-term growth, and provide stable and differentiated services to its customers through business reorganization based on accumulated data of members and profitability. However, investors should note that deterioration of business profitability of Woori Card due to the above factors may give adverse effect to the financial condition of the Company on a consolidated basis.

G. Risk of profitability of subsidiary engaging in the merchant banking business

As of the end of the first quarter of 2021, Woori Investment Bank Co., Ltd. accounts for around 2.37% (approximately KRW 17 billion) of the Company’s consolidated net income. Competition has become fiercer in the merchant banking industry, which is the only financial industry permitting financial institutions to concurrently engage in other financial business activities, because more financial institutions are participating in this market. Accordingly, it is difficult for Woori Investment Bank to improve its profitability only based on spread between deposits and loans. Woori Investment Bank is trying to expand its business areas focusing on the IB business and to increase the portion of fee income. However, if Woori Investment Bank’s profitability deteriorates due to fiercer competition with other financial institutions and poor performance of new business, the profitability of the Company would be adversely affected thereby. Investors should keep this in mind.

As of the end of the first quarter of 2021, Woori Investment Bank Co., Ltd. accounts for around 2.37% (approximately KRW 17 billion) of the Company’s consolidated net income. Gwangju Investment Bank (renamed to Woori Investment Bank Co., Ltd.) was established in 1974 to provide short-term trade financing services, and changed to a merchant bank in 1994 to include international financing services, securities services, etc. into its business purposes. On June 21, 2013, it became a subsidiary of (old) Woori Financial Group. As a result of merger between Woori Financial Group and Woori Bank, it became a subsidiary of Woori Bank on November 3, 2014. Thereafter, through the acquisition of shares, it became again a subsidiary of the Company on September 10, 2019.

Competition has become fiercer in the merchant banking industry, which is the only financial industry permitting financial institutions to concurrently engage in other financial business activities, because more financial institutions are participating in this market. Accordingly, it is difficult for Woori Investment Bank to improve its profitability only based on spread between deposits and loans. Woori Investment Bank is trying to expand its business areas focusing on the IB business and to increase the portion of fee income.

Consolidated net income of Woori Investment Bank Co., Ltd. as of the end of 2020 was approximately KRW 62.9 billion, which has continuously increased since 2017. Such increase continues as at the end of the first quarter of 2021. However, if Woori Investment Bank’s profitability deteriorates due to fiercer competition with other financial institutions and poor performance of new business, the profitability of the Company would be adversely affected thereby. Investors should keep this in mind.

<Business Performance of Woori Investment Bank>

(Unit: million)

Classification	1Q of 2021	2020	2019	2018	2017
Operating revenue	66,745	256,273	204,713	205,446	183,478
Operating expense	44,782	187,527	150,840	172,530	162,848
Operating profit (loss)	21,693	68,747	53,873	32,915	20,631
Net income (loss) before tax	22,017	68,839	52,360	32,621	20,295
Net income (loss)	17,005	62,937	53,358	33,364	19,112
Gross comprehensive income (loss)	16,920	62,275	52,095	33,345	19,299

Note) Based on K-IFRS consolidated financial statements

(Source: Each Annual Business Report of Woori Investment Bank)

<Type of Business>

(1) Deposits and loans

Classification		Description
Deposits	Time deposit (issued note)	Fixed interest rate products that are directly issued by the Company and suitable for short-term management of cash to be matured within one year
	CMA Note (issued note-type CMA)	Fixed interest rate products that combine the advantages of CMA and those of issued notes and can be deposited and withdrawn at any time
	CMA (cash management account)	Products, by which the Company manages the monies deposited by customers and pays the profits from such management and which can be deposited and withdrawn at any time
	The Joeun installment saving	Periodic installment savings with fixed interest rate that are for suitable for stable saving of money
	Time deposit for retirement pension	Financial products with fixed interest rate issued directly by the Company for the purpose of managing retirement pension reserves, which will be matured within one year
	CP	CPs that are issued by eligible issuers selected by the Company through strict credit test and sold to customers of the Company. These products have high rate of return based on the market interest rate.
Loans	Note discount	Purchase, at discounted price, of notes issued, endorsed, accepted or guaranteed by good companies, which are selected by the Company, to the extent not exceeding such limit as separately determined based on the creditworthiness of such good companies
	Factoring (CP discount)	Immediate purchase, at discounted price, of CPs issued or endorsed by good companies, through simple procedures
	Negotiation and discount of trade bill	In order to alleviate the financial burden of exporters before shipment, the Company purchases, at discounted price, trade bills issued based on export L/Cs or local L/Cs, and also purchases, at discounted price, trade bills negotiated by other financial institutions.
	Note guarantee, and payment guarantee	Provision of guarantee for notes issued, endorsed, accepted or guaranteed by eligible companies, which are selected by the Company, and provision of guarantee for payment in Korean currency for such companies
	Medium and long term loans in Korean currency	Provision of medium and long term loans as required by companies for capital expenditure
	Project Financing	Feasibility study and financial consultation for large-scale investment projects, arrangement of comprehensive financing, and provision of required funds

(Source: Business Report of the Company)

(2)	International financing business

Classification	Description
Foreign exchange	Services for L/C, foreign exchange trading, and purchase and collection of export drafts, etc.
Provision of loans in foreign currency	Provision of foreign currency funds, which are raised from international financial markets to Korea companies to support their investments in facilities and foreign countries
Local import usance	The Company pays, on behalf of an importer, for the imported goods based on the import L/C, and requests the importer to reimburse such payment on a deferred basis.
Offshore Banking	Provision of loans in foreign currency to overseas subsidiaries or joint ventures of Korean companies for their operation and capital expenditures.
Guarantee for payment in foreign currency	Issuance of guarantee for payment in foreign currency as required by companies to borrow foreign currency funds in or out of Korea or to receive order for construction in foreign countries
Arrangement of international financing	Arrangement of services for overall international financing, and provision of services related thereto; arrangement of inflow of foreign currency, issuance of bonds denominated in foreign currency, or technology introduction; and purchase, at discounted price, of export drafts on a deferred payment basis
Arrangement of investment by Korean companies in foreign countries	Arrangement of investment and other procedures for companies that desire to participate in foreign markets
FX dealing	The Company collects, analyzes, and predicts the information on changes in international financial environment to buy and sell dollars and other foreign currencies.

(Source: Business Report of the Company)

(3) Securities business

Classification	Description
Arrangement of issuance of corporate bonds, and guarantee for repayment

•  Arrangement of issuance and underwriting of corporate bonds to enable companies to directly and stably raise funds

•  Provision of guarantee for repayment of principal and interest of corporate bonds to enable companies to issue their corporate bonds without difficulty

Classification	Description
Trading of securities	The Company acts as an institutional investor through trading securities such as stocks and public bonds. To help its customers in managing their surplus funds, the Company sells and repurchases government bonds, public bonds and corporate bonds according to market interest rate.
Issuance of merchant bank bonds	The Company may raise medium and long term funds by issuing merchant bank bonds to provide companies with medium and long term financial resources.
Arrangement of M&A	If its client desires to acquire or merge with a Korean or foreign company, the Company selects and evaluate the target company and finances the funds as required for such M&A.
Crowd Funding	The Company acts as a bridge between a company in need of funds and the public through online platforms, and provides services incidental thereto, such as funding review/investment advertisement/subscription management.

(Source: Business Report of the Company)

<Performance of Funding and Management>

(1)	Funding performance

(Unit: million, %)

Classification		March 2021 (50th FY, 1Q)		2020 (49th FY)		2019 (48th FY)
		Average Balance	Component Ratio	Average Balance	Component Ratio	Average Balance	Component Ratio
Deposits	Issued notes	2,712,329	60.68%	2,520,816	64.72%	2,110,827	73.10%
	Deposits in CMA	225,885	5.05%	204,319	5.25%	171,888	5.95%
	Sub-total	2,938,214	65.73%	2,725,135	69.96%	2,282,715	79.05%
Borrowings	Korean currency	549,227	12.29%	485,679	12.47%	111,690	3.87%
Internal fund	Capital	437,102	9.78%	352,675	9.05%	337,102	11.67%
	Reserve	119,005	2.66%	91,004	2.34%	23,152	0.80%
	Allowance for bad debts	18,735	0.42%	16,533	0.42%	13,919	0.48%
	Allowance for depreciation	14,212	0.32%	11,447	0.29%	15,623	0.54%
	Allowance for retirement	1,555	0.03%	911	0.02%	347	0.01%
	Other allowances	992	0.02%	857	0.02%	363	0.01%
	Sub-total	591,601	13.23%	473,427	12.15%	390,506	13.52%
Others		391,009	8.75%	210,960	5.42%	102,849	3.56%
Total		4,470,051	100.00%	3,895,201	100.00%	2,887,760	100.0%

Note) Based on K-IFRS separate financial statements

(2)	Fund management performance

(Unit: million, %)

Classification			March 2021 (50th FY, 1Q)		2020 (49th FY)		2019 (48th FY)
			Average Balance	Component Ratio	Average Balance	Component Ratio	Average Balance	Component Ratio
Cash and deposits			153,437	3.43%	157,841	4.05%	159,384	5.52%
Short-term	Note discount	CP	459,696	10.28%	402,558	10.33%	200,411	6.94%
	Short-term loans	Korean currency	627,049	14.03%	434,183	11.15%	336,342	11.65%
	Assets under CMA management		213,778	4.78%	194,231	4.99%	163,093	5.65%
	Sub-total		1,300,523	29.09%	1,030,972	26.47%	699,846	24.23%
Medium and long term loans	Installment financing bonds		—	0.00%	—	0.00%	—	0.00%
	Medium and long term loans	Korean currency	1,273,826	28.50%	1,188,304	30.51%	1,056,693	36.59%
	Sub-total		1,273,826	28.50%	1,188,304	30.51%	1,056,693	36.59%
Securities			1,489,650	33.33%	1,321,089	33.92%	805,122	27.88%
Securities and real property			22,275	0.50%	21,413	0.55%	20,978	0.73%
Other assets			230,340	5.15%	175,582	4.51%	145,737	5.05%
Total			4,470,051	100.00%	3,895,201	100.00%	2,887,760	100.00%

Note) Based on K-IFRS separate financial statements

H. Risks from contingent liabilities and commitments

Due to the nature of financial industry, to which the Company belongs, there may occur litigations and contingent liabilities in the course of business activities. If the amount of such litigations and contingent liabilities becomes large, it may give adverse effect not only to the performance of subsidiaries but also to that of the Company. As of the filing date of the SRS, there are outstanding payment guarantees, etc. of Woori Financial Group, which are related to pending litigations and business activities of its subsidiaries.

As of the end of the first quarter of 2021, there are 141 litigations brought by member companies of Woori Financial Group (total litigation value: KRW 323,528 million) and 485 litigations brought against member companies of Woori Financial Group (total litigation value: KRW 384,842 million). We cannot reasonably foresee the results of pending litigations, and the Company’s financial condition could be affected by the judgments thereof to certain extent. Besides, in connection with its consolidated business activities as of the end of the first quarter of 2021, Woori Financial Group has provided guarantees for fixed payments of KRW 7,186,752 million, unfixed payments of KRW 4,039,474 million, and commitments to purchase commercial papers of KRW 901,601 million. Investors should note that the Company’s reputation and profitability may be adversely affected by the results of such litigations, payment guarantees, etc.

Due to the nature of financial industry, to which the Company belongs, there may occur litigations and contingent liabilities in the course of business activities. If the amount of such litigations and contingent liabilities becomes large, it may give adverse effect not only to the performance of subsidiaries but also to that of the Company. As of the filing date of the SRS, there are outstanding payment guarantees, etc. of Woori Financial Group, which are related to pending litigations and business activities of its subsidiaries. As of the end of the first quarter of 2021, there are 141 litigations brought by member companies of Woori Financial Group (total litigation value: KRW 323,528 million) and 485 litigations brought against member companies of Woori Financial Group (total litigation value: KRW 384,842 million). We cannot reasonably foresee the results of pending litigations, and the Company’s financial condition could be affected by the judgments thereof to certain extent. Besides, in connection with its consolidated business activities as of the end of the first quarter of 2021, Woori Financial Group has provided guarantees for fixed payments of KRW 7,186,752 million, unfixed payments of KRW 4,039,474 million, and commitments to purchase commercial papers of KRW 901,601 million. Investors should note that the Company’s reputation and profitability may be adversely affected by the results of such litigations, payment guarantees, etc.

<Material Litigations>

Woori Financial Group

N/A

Woori Bank

It was prepared based on litigations whose value equals or exceeds KRW 10 billion, excluding litigations related to follow-up management of credit or tax, joint litigations (with other creditors), and litigations for fraud.

(1) Lawsuits brought by Woori Bank

1) Request for payment of additional receivables sale price

Classification	Description
Date of initiation	• May 30, 2017
Parties	• Plaintiff: Woori Bank • Defendant: ○○○○○ Bank and 8 others
Purpose of lawsuit

•  Woori Bank received the profit and loss settlement amount and the receivables sale price, except the amount to which Woori Bank reserved its right to raise objection, as a result of withdrawal from a creditor financial institutions council of ○○○○○○ (borrower).

•  Woori Bank brought this lawsuit against the council to re-settle, and request the payment of, the profit and loss amount and the additional receivables sale price, to which Woori Bank had reserved its right to raise objection.

Litigation value	• KRW 129.4 billion (after request for payment of part of litigation value (KRW 5.1 billion), the litigation value will increase to KRW 129.4 billion.)
Status	• Pending at the court of the first instance
Future schedule and counteractions	• Participating at the first instance through a counsel
Effect from result of litigation	• In case of winning the lawsuit, Woori Bank can receive additional receivables sale price.

2) Request for payment of additional receivables sale price

Classification	Description

Date of initiation	• May 23, 2018

Parties	• Plaintiff: Woori Bank—Defendant: ○○○○ Bank and 1 other

Purpose of lawsuit

•  Woori Bank received the profit and loss settlement amount and the receivables sale price as a result of withdrawal from a creditor financial institutions council of ○○○○○ ○ Co., Ltd. (borrower). Woori Bank brought this lawsuit against the council to re-settle, and request the payment of, the profit and loss amount and the additional receivables sale price.

Litigation value	• KRW 12.4 billion

Status	• Pending at the Supreme Court (Woori Bank lost the first and second instances.)

Future schedule and counteractions	• Participating at the trial through a counsel

Effect from result of litigation	• In case of winning the lawsuit, Woori Bank can receive additional receivables sale price.

3) Objection to penalty related to investment advertising, etc.

Classification	Description

Date of initiation (date of appeal)	• May 22, 2020 (date when a written objection was submitted to the FSC)

Parties (claimant and respondent)	• Claimant: Woori Bank • Respondent: FSC

Purpose of lawsuit (purpose of appeal)

•  On March 25, 2020, the Respondent imposed a penalty of KRW 19,710,000,000 on the Claimant for violation of provisions regarding investment advertising under the Capital Market Act, but the Claimant raised an objection thereto.Note 1)

Litigation value (penalty subject on appeal)	• Penalty: KRW 19.7 billion

Status	• Summary trial in progress Note 2)

Future schedule and counteractions	• Participating at the summary trial through a counsel

Effect from result of litigation	• In case of winning the trial, the penalty may be cancelled or reduced.

Note 1) Under the Act on the Regulation of Violation of Public Order, if a person receives a notice on imposition of penalty, he/she may file an objection with the relevant administrative agency within 60 days from receipt of such notice. In such case, such imposition will be temporarily invalid until and unless a court confirms such imposition and/or imposition amount.

Note 1) This case is a non-contentious one, and thus in the process of summary trial.

4) Objection to penalty related to obligation to report large cash transactions

Classification	Description

Date of initiation (date of appeal)	• May 29, 2020 (date when a written objection was submitted to the Financial Intelligence Unit)

Parties (claimant and respondent)	• Claimant: Woori Bank • Respondent: Commissioner of Financial Intelligence Unit

Classification	Description

Purpose of lawsuit (purpose of appeal)

•  On April 3, 2020, the Respondent imposed a penalty of KRW 16,543,600,000 on the Claimant for violation of obligation to report large cash transactions, but the Claimant raised an objection thereto.Note 1)

Litigation value (penalty subject on appeal)	• Penalty: KRW 16.5 billion

Status	• Summary trial in progress Note 2)

Future schedule and counteractions	• Participating at the summary trial through a counsel

Effect from result of litigation	• In case of winning the trial, the penalty may be cancelled or reduced.

Note 1) Under the Act on the Regulation of Violation of Public Order, if a person receives a notice on imposition of penalty, he/she may file an objection with the relevant administrative agency within 60 days from receipt of such notice. In such case, such imposition will be temporarily invalid until and unless a court confirms such imposition and/or imposition amount.

Note 1) This case is a non-contentious one, and thus in the process of summary trial.

(2)	Lawsuits brought against Woori Bank

1) Indemnification for damage

Classification	Description

Date of initiation	• April 13, 2017

Parties	• Plaintiff: ○○○○ Co., Ltd. • Defendant: Woori Bank

Purpose of lawsuit

•  Asserting that Woori Bank had violated the principle of suitability and duty of explanation when selling currency option products, the Plaintiff, which suffered loss from currency option products, brough a lawsuit against Woori Bank for damages.

Litigation value	• KRW 73.4 billion

Status	• Pending at the Supreme Court (appeal court dismissed the allegations of both of the parties.) Woori Bank partially (86%) won the first instance.

Future schedule and counteractions	• Participating at the trial through a counsel

Effect from result of litigation

•  Judgment by the court of the first instance was paid in advance. Additional financial risk is low because it is unlikely that higher damages will be determined by the Supreme Court.

•  Woori Bank may collect part of the prepaid judgment depending on the decision of the Supreme Court.

2) Return of unfair profit

Classification	Description

Date of initiation	• January 31, 2018

Parties	• Plaintiff: ○○○○ Co., Ltd. • Defendant: Woori Bank

Purpose of lawsuit

•  Asserting that a trade loan agreement is invalid because its CEO did not sign the agreement, the Plaintiff requests Woori Bank to return unfair profit and to indemnify damage with respect to the loan amount repaid by it.

Classification	Description

Litigation value	• KRW 20.5 billion

Status	• Pending at the appeal court (Woori Bank won the first instance)

Future schedule and counteractions	• Participating at the trial through a counsel

Effect from result of litigation	• In case of winning the lawsuit, Woori Bank can have the repaid loan amount. • Woori Bank may be required to return the loan amount repaid by the Plaintiff, depending on the judgment.

Woori Card

N/A (No litigation whose value equals or exceeds KRW 10 billion)

Woori Financial Capital

(Unit: KRW million)

Classification	Purpose	Litigation value	Remarks

Lawsuits brought by Woori Financial Capital	Loan, etc.	9,683	Individual, etc.

Lawsuits brought against Woori Financial Capital	Confirmation of absence of debts, etc.	462	Individual, etc.

In addition to the above litigations, Woori Financial Capital is filing lawsuits to collect its claims against a number of debtors. However, there is no litigation (with value exceeding KRW 10 billion) that may give material adverse effect to the business of Woori Financial Capital.

Woori Investment Bank

N/A (No litigation whose value equals or exceeds KRW 10 billion)

Woori Asset Trust

It was prepared based on litigations whose value equals or exceeds KRW 10 billion, excluding litigations related to follow-up management of credit or tax, joint litigations (with other creditors), and litigations for fraud.

(1)	Lawsuits brought by Woori Asset Trust

1) Request for payment of damages for delay

Classification	Description

Date of initiation	• December 19, 2019 (counteraction)

Parties	• Plaintiff in counteraction: Woori Asset Trust, Ltd. • Defendant in counteraction: ○○○○ Co., Ltd.

Purpose of lawsuit	• With respect to a lawsuit (Seoul Central District Court 2019 KAHAP 549031), Woori Asset Trust filed a counteraction to request payment of damages resulting from late payment of purchase price.

Litigation value	• KRW 25,671,096,985

Status	• Woori Asset Trust lost the first instance on January 8, 2021 (closed).

Future schedule and counteractions	• Closed

Effect from result of litigation	• Impact on Woori Asset Trust’s own property is very low because it relates to property entrusted to Woori Asset Trust.

2) Request for payment of unpaid pre-sale price

Classification	Description

Date of initiation	• February 21, 2020 (principal lawsuit)

Parties	• Plaintiff: Woori Asset Trust, Ltd. • Defendant: OO Kwon and 54 others

Purpose of lawsuit

•  Woori Asset Trust filed a lawsuit to request payment of unpaid pre-sale price against purchasers, who had cancelled pre-sale and purchase agreement of property and brought a lawsuit requesting return of the pre-sale price paid by them.

Litigation value	• KRW 10,437,550,880

Status	• Pending at the court of the first instance

Future schedule and counteractions	• Participating at the first instance through a counsel

Effect from result of litigation	• Impact on Woori Asset Trust’s own property is very low because it relates to property entrusted to Woori Asset Trust.

(2) Lawsuits brought against Woori Asset Trust

1) Confirmation of absence of obligations

Classification	Description

Date of initiation	• July 17, 2019 (principal lawsuit)

Parties	• Plaintiff in principal lawsuit: ○○○ Co., Ltd. • Defendant in principal lawsuit: Woori Asset Trust, Ltd.

Purpose of lawsuit

•  Plaintiff purchased a land located at ○○-dong, Seoul from Woori Asset Trust. Asserting that the Plaintiff has no further obligation to pay the purchase price, the Plaintiff filed a lawsuit for confirmation of absence of obligations against Woori Asset Trust.

Litigation value	• KRW 25,671,096,985

Status	• Defendant lost the first instance on January 8, 2021 (closed).

Future schedule and counteractions	• Closed

Effect from result of litigation	• Impact on Woori Asset Trust’s own property is very low because it relates to property entrusted to Woori Asset Trust.

2) Cancellation of fraudulent act

Classification	Description

Date of initiation	• August 24, 2018

Parties	• Plaintiffs: ○○○○ Co., Ltd. and 1 other • Defendants: Woori Asset Trust, Ltd. and 1 other

Purpose of lawsuit

•  Asserting that they are the creditors of ○○ Partnership, the Plaintiffs filed a lawsuit requesting (i) cancellation of trust agreement and restoration against Woori Asset Trust and ○○ Partnership, and (ii) payment of litigation value against ○○ Partnership.

Classification	Description

Litigation value	• KRW 5,444,970,610

Status	• Defendants won the first instance on January 27, 2021.

Future schedule and counteractions	• Participating at the trial

Effect from result of litigation	• Impact on Woori Asset Trust’s own property is very low because it relates to property entrusted to Woori Asset Trust.

Note) Litigation value as of December 31, 2020 is KRW 21,572,664,280.

3) Request for performance of procedures for change of holders of beneficiary interest

Classification	Description

Date of initiation	• March 4, 2020

Parties	• Plaintiffs: ○○ Kim and 9 others • Defendants: Woori Asset Trust, Ltd. and 5 others

Purpose of lawsuit

•  Asserting that some of the Defendants had transferred their beneficiary interest to the Plaintiffs, the Plaintiffs filed a lawsuit requesting performance of procedures for change of holders of beneficiary interest.

Litigation value	• KRW 10,616,921,382

Status	• Pending at the court of the first instance

Future schedule and counteractions	• Participating at the trial through a counsel

Effect from result of litigation	• Impact on Woori Asset Trust’s proprietary property is low because it relates to property entrusted to Woori Asset Trust.

Woori Savings Bank

N/A (No litigation whose value equals or exceeds KRW 10 billion)

I. Risks regarding legal regulation on financial holding companies

The Company is required to comply with such requirements as restrictions on capital contribution by financial holding companies under the Financial Holding Companies Act, restrictions on extending credit facilities to the same borrowers, the same companies and major investors and restricted acts of subsidiaries, etc. Investors should note that the said legal regulations may be applicable.

The Company is required to comply with such requirements as restrictions on capital contribution by financial holding companies under the Financial Holding Companies Act, restrictions on extending credit facilities to the same borrowers, the same companies and major investors and restricted acts of subsidiaries, etc. In accordance with Article 48(1)3 of the Financial Holding Companies Act, extension of credit to other subsidiary, etc. of the financial holding company to which the relevant subsidiary, etc. belongs, shall not exceed 10/100 of the equity capital of the relevant subsidiary, etc. and the total amount of credit offered to other subsidiaries, etc. shall not exceed 20/100 of the equity capital of the relevant subsidiary, etc. If subsidiaries belonging to the same financial holding company extend credits among themselves, they are required to secure security corresponding to the ratio required by the FSC.

The company is also required to comply with the restrictions applicable to holding companies pursuant to the Monopoly Regulation and Fair Trade Act (in terms of holding debts exceeding twice the amount of total capital). The Company has been in compliance with the requirements under the Financial Holding Companies Act and the Monopoly Regulation and Fair Trade Act in relation to the restricted acts.

Restricted acts under the Financial Holding Companies Act are detailed as follows:

[Restrictions on capital contribution and investment by financial holding companies]

Limiting Provisions	Description	Compliance

Restriction on Owning Shares of Affiliates by Financial Holding Companies (Article 6(4))	No financial holding company shall own shares of an affiliate other than a subsidiary.	N/A

Obligation to Own Shares of Subsidiaries (Article 43(2)	50/100 of all outstanding shares issued by the relevant subsidiary (30/100 in the case of a listed corporation)	Yes

Limits to Holding Shares of Other Companies (Article 44)	Limits on holding more than 5/100 of all issued and outstanding shares of a company other than a subsidiary, etc.	N/A

[Limit on Extension of Credit]

Limiting Provisions	Description	Compliance

Credit extension to the same borrower (Article 45(1))	The total amount of credit extended by a financial holding company to the same borrower shall not exceed 25/100 of the net total amount of the equity capital of the financial holding company, etc.	Yes

Limiting Provisions	Description	Compliance

Credit extension to the same company (Article 45(2))	The total amount of credit extended by a financial holding company to the same individual or the same company shall not exceed 20/100 of the net total amount of the equity capital of the financial holding company, etc.	Yes

Credit extension to major investors (Article 45-2)	The total amount of credit which a bank holding company, etc. can extend to the major investors (including persons specially related thereto) of the bank holding company, shall not exceed the lesser of the amount equivalent to the value of 25/100 of the net total amount of its equity capital, and the amount equivalent to the value of the investment proportion of such major investors. In addition, the total amount of credit that a bank holding company, etc. can extend to all major investors of the bank holding company concerned shall not exceed the amount equivalent to the value of 25/100 of the net total amount of its equity capital.	Yes

[Restrictions on the Acts of Subsidiaries]

Limiting Provisions	Description	Compliance

Prohibition of credit extension to a financial holding company to which the relevant subsidiary, etc. belongs (Article 48(1)1)	A subsidiary, etc. of a financial holding company shall not extend credit to the financial holding company to which it belongs.	N/A

Prohibition of holding shares issued by other subsidiary, etc. (Article 48(1)2)	Holding shares issued by other subsidiary, etc. of the financial holding company to which the relevant subsidiary, etc. belongs is prohibited.	N/A

Limitation on credit extension to other subsidiary, etc. and procurement of collateral (Article 48(1)3 and Article 48(2) of the Act)	Extension of credit to other subsidiary, etc. of the financial holding company to which the relevant subsidiary, etc. belongs shall not exceed 10/100 of the equity capital of each relevant subsidiary and the total amount of credit offered to other subsidiaries, etc. shall not exceed 20/100 of the equity capital of the relevant subsidiary, etc.	Yes

	If subsidiaries belonging to the same financial holding company extend credits among themselves, they shall secure security at a ratio equivalent to 100~130 percent depending on the type of collateral.	Yes

[Restricted acts under the Monopoly Regulation and Fair Trade Act]

Limiting Provisions	Description	Compliance

Regulations on Restrictions on Acts of Holding Companies (Article 8-2(2)1 of the Act)	Act of holding obligations exceeding twice the total capital	Yes

Any violation of the regulations governing limitation on investments by financial holding companies, limitation on credit extension, and restriction on acts of subsidiaries shall be subject to penalty surcharges. Applicable provisions are as follows:

[Financial Holding Companies Act]

Article 64 (Penalty Surcharges)

Where any financial holding company or its subsidiary, etc. violates Article 6-3, 6-4, 34, 36, 44, 45, 45-2, 45-3, 48, or 62-2 (1), or any major investor violates Article 45-4, the Financial Services Commission may impose penalty surcharges in accordance with the following classification: <Amended on Apr. 27, 2002; May 31, 2005; Act Nos. 8571 & 8635, Aug. 3, 2007; Feb. 29, 2008; Jul. 31, 2009; Apr. 18, 2017>

1.	In cases of holding shares in violation of Article 6-3 or 6-4: The aggregate of the book values of the shares held in violation marked on the balance sheet prescribed by Presidential Decree;

1-2.	In cases of exceeding the limit on extension of credit under Article 34 (2): Not more than 20/100 of the amount of credit extended in excess;

1-3.	In cases of exceeding the limit on share acquisition under Article 34 (3): Not more than 20/100 of the aggregate of the book values of the shares acquired in excess of the limit;

2.	In cases of exceeding the shareholding limit under Article 44: Not more than the amount of the book values of the shares held in excess of the limit;

3.	In cases of exceeding the limit on extension of credit under Articles 36 (1) and 45 (1) through (3): Not more than 30/100 of the amount of the book values of the shares held in excess of the limit;

4.	In cases of exceeding the limit on extension of credit under Article 45-2 (1) and (2): Not more than the amount of credit extended in excess of the limit;

4-2.

In cases of extending credit, transferring assets without consideration, trading or exchanging assets in violation of Article 45-2 (8) or (9): Not more than the amount of credit extended or the book values of the assets;

5.	In cases of exceeding the limit on share acquisition under Article 45-3 (1): Not more than the aggregate of the book values of the shares acquired in excess of the limit;

5-2.

Where a major investor violates Article 45-4 whereby a bank holding company, etc. extend credit to the major investor in excess of the limit on extension of credit under Article 45-2 (1) or (2): Not more than the amount of credit extended in excess of the limit;

5-3.

Where a major investor violates Article 45-4 whereby a bank holding company, etc. extend credit, transfer assets without consideration, or trade or exchange to the major investor in violation of Article 45-2 (8) or (9); Not more than the amount of credit extended or the book values of the assets;

5-4.

Where a major investor violates Article 45-4 whereby a bank holding company, etc. acquire shares of the major investor in excess of the shareholding limit under Article 45-3 (1): Not more than the aggregate of the book values of the shares acquired in excess of the limit;

6.	Deleted; <Jul. 31, 2009>

7.	Where a subsidiary, etc. extend credit to a financial holding company in violation of Article 48 (1) 1: Not more than 30/100 of the amount of credit extended;

8.	In cases of holding shares of a subsidiary, etc. in violation of Article 48 (1) 2: Not more than 30/100 of the aggregate of the book values of the shares held;

9.	In cases of exceeding the limit on extension of credit between subsidiaries, etc. in violation of Article 48 (1) 3: Not more than 10/100 of the amount of credit extended in excess of the limit;

10.	In cases of extending credit without securing appropriate collateral in violation of Article 48 (2): Not more than 30/100 of the amount of credit extended;

11.	In cases of trading dishonored assets in violation of Article 48 (3): Not more than 30/100 of the book values of the assets;

12.	In cases of holding shares in violation of the provisions of Article 48 (5): Not more than 5/100 of the aggregate of the book value of the shares held;

13.	Deleted. <Aug. 3, 2007>

14.	In cases of holding shares in violation of Article 62-2 (1): Not more than 5/100 of the aggregate of the book values of the shares held.

(Source: The Korean Law Information Center)

These regulations are part of the efforts to secure management stability for major financial institutions and are deemed inevitable to some degree. As of the date of filing Securities Registration Statement, the Company complies with the requirements in relation to the restricted acts under the Monopoly Regulation and Fair Trade Act. It should be noted, however, that legal restrictions exist as described above and that penalty surcharges may be imposed for any violation thereof.

J. Matters related to including Woori Card., Ltd. as our wholly owned subsidiary after share exchange with Woori Card Co., Ltd.

The board of directors of the Company adopted a resolution to enter into a share exchange agreement with Woori Card Co., Ltd on June 21, 2019 to include it into a wholly owned subsidiary and take necessary steps in that regard. As a result, the Company acquired entire shares held by Woori Bank in Woori Card Co., Ltd. In consideration for the exchange, the Company delivered new issues of 42,123,377 shares (common shares) together with around 598.4 million won as grant to Woori Bank Newly issued shares were listed as of September 26, 2019.

Capital expansion as a result of issuing new shares through share exchange improved part of the group management indicators (including double leverage ratio and debt ratio). However, the new shares issued for the exchange caused an increase of total number of outstanding shares which diluted the stake of existing shareholders. In addition, payment of grants reduced the total amount of cash and cash equivalents. It is necessary to exercise precaution in this regard.

Prior to becoming a wholly owned subsidiary of the Company, Woori Card Co., Ltd. was a sub-subsidiary of the Company, with Woori Bank being its largest shareholder (shareholding ratio: 100%). To include Woori Card Co., Ltd. as a wholly owned subsidiary, the board of directors of the Company adopted a resolution to enter into a share exchange agreement with Woori Card Co., Ltd. and began the procedures for the exchange. On September 10, 2019, the Company took over 100% of the shares of Woori Card Co., Ltd. from Woori Bank and, in return, delivered 42,103,377 newly issued shares (common shares) together with a payment of KRW 598.4 billion as grants. The new shares were listed on September 26, 2019.

As a result, the Company became the largest shareholder of Woori Card Co., Ltd., holding 100% of the ownership, and Woori Bank received 42,103,377 newly issued common shares. As the new shares received as such must be disposed of in accordance with Article 34(2) of the Commercial Act, Woori Bank sold 28,890,707 shares to ‘Fubon Life’, a Taiwanese insurer, in September (See ‘Other management issues’ (voluntary disclosure) Sept. 25, 2019) and the remaining 13,212,670 shares via off-hours trading on November 22. With the closure of this transaction, the shares of Woori Financial Group held by Woori Bank were all sold off.

As for the Company, the capital expansion achieved as a result of issuing new shares through share exchanges improved part of the group management indicators (including double leverage ratio and debt ratio). However, the new shares issued for the exchange caused an increase of the total number of equities issued which diluted the stake of existing shareholders. In addition, payment of grants reduced the total amount of cash and cash equivalents. It is necessary to exercise precaution in this regard.

[Company’s Report on Material Facts (share exchange and transfer decisions) Disclosure (June 21, 2019)]

Classification			Share Exchange

1. Type of exchange & transfer			Small-scale
2. Relevant company for exchange & transfer	A. Company name		Woori Card Co., Ltd.
	B. Representative		Won-Jae Chung
	C. Main business		Credit card and installment financing business
	D. Relationship to the Company		affiliate
	E. Total issued shares (Unit: share)	Common shares	179,266,200
		Shares in kind	—
	F. Summary of financial statements of recent business years (Unit: won)	Total assets	9,983,104,238,399
		Total liabilities	8,296,355,760,195
		Total equity	1,686,748,478,204
		Paid-in Capital	896,331,000,000

Classification	Share Exchange
3. Exchange & Transfer ratio	Woori Financial Group Inc.: Woori Card Co., Ltd. = 1:0.4697442

(1) Exchange value for Woori Financial Group Inc. (“Woori Financial Group”), which becomes the fully owning parent company

Pursuant to Article 165-4 of the FISCMA and Article 176-5 and Article 176-6 of the Enforcement Decree of the same Act, the exchange price of Woori Financial Group, a stock listed corporation, is calculated by averaging (i) the weighted average of the closing price of the trade volume during the recent one month from the earlier date between the date of board resolution on share exchange (June 21, 2019) and the signing date for the comprehensive share exchange agreement (July 3, 2019), (ii) the weighted average of the closing price of the trade volume during the recent one week and (iii) the closing price of the most recent date.

•   Weighted average of the closing prices by trading volume for the most recent one month (May 21 ~ June 20, 2019) : KRW 14,039

•   Weighted average of the closing prices by trading volume for the most recent one week (June 14 ~ June 20, 2019) : KRW 14,196

•   Closing prices for the most recent day (June 20, 2019): KRW 14,400

•   Average price: KRW 14,212

•   Exchange value: KRW 14,212

Pursuant to Article 176-5(1)1 of the FISCMA, it is allowed to use the value calculated by adding or discounting 30 percent (10 percent in cases of a merger between affiliated companies) of the prices obtained by the method described above. However, such a price does not apply to the Share Exchange.

Classification	Share Exchange
4. Basis of calculation of Share Exchange and Transfer ratio

(2) Pursuant to Article 165-4 of the FISCMA and Article 176-5 and Article 176-6 of the Enforcement Decree of the same Act and Article 5-13 of the Regulation on Securities Issuance and Disclosures and Article 4 through Article 8 of the Enforcement Rules of the same Regulation, the exchange value of Woori Card, an unlisted corporation, is calculated by using the intrinsic value obtained after averaging the asset value and earnings value, weighted by 1 and 1.5, respectively.

•   Asset value: KRW 8,947

•   Earnings value: KRW 5,162

•   Intrinsic value (weighted average): KRW 6,676

•   Exchange value: 6,676

(3) Merger ratio calculation

In accordance with the basis of calculation described above, the exchange ratio between Woori Financial Group and Woori Card is set at 1 : 0.4697442, under which 0.4697442 common share of Woori Financial Group is allocated to each single common share of Woori Card held by Woori Card shareholders (“Relevant Shareholders for Share Exchange”) (“New Share Allocation Ratio”) together with a grant amounting to KRW 3,338.

The total number of common shares to be issued by Woori Financial Group to the Relevant Shareholders for Share Exchange is 42,103,377 and the total amount of the grant is KRW 598,390,575,600.

In issuing new shares to Relevant Shareholders for Share Exchange according to the New Share Allocation Ratio, Woori Financial Group will not issue fractional shares that do not constitute a full share but pay the relevant shareholders in cash within one month from the date of share exchange in the amount calculated based on the closing price (referring to the closing price traded in the Korea Exchange securities market) on the listing day of the new shares issued as a result of the Share Exchange.

Classification		Share Exchange
5. Matters regarding external assessment	External assessment (Yes/No)	Yes
	• Legal ground	An external assessment shall be performed to ensure fairness of exchange value and exchange ratio of the Share Exchange in accordance with Article 176-6(3) of the Enforcement Decree of the FISCMA
	External assessment institution	Samil PricewaterhouseCoopers
	External assessment period	April 1 through June 20, 2019
	External assessment opinion	Unqualified
6. Purpose of Share exchange and Transfer		The purpose of the Share Exchange is to include Woori Card as a wholly owned subsidiary of Woori Financial Group to enhance managerial efficiency and create commercial synergies, which will ultimately enhance corporate value of the Company.
7. Important impact and effect of Share exchange and Transfer

(1) Material impact and effect upon Company’s management

Once the Share Exchange is completed, Woori Financial Group will deliver newly issued 42,103,377 shares to the shareholders of Woori Card as of the date of share exchange. Other than that, there will not be any changes to the right of management in terms of corporate governance. Both Woori Financial Group and Woori Card will continue to remain as independent surviving entity related to each other in a parent-subsidiary relation.

According to the share exchange agreement, directors of Woori Financial Group and members of the Audit Committee, who assumed their respective responsibilities before the Share Exchange, will maintain their existing term of office despite Article 360-13 of the Commercial Act. Any new officers will not be appointed after the Share Exchange.

Classification	Share Exchange

Finally, Woori Financial Group, a wholly owning parent company, will continue to exist as a listed corporation while Woori Card, a wholly owned subsidiary, will remain as an unlisted corporation.

(2) Important impact and effect on the financial standing of the Company

Woori Financial Group can expect improved management indicators (including double leverage ratio and debt ratio) with the help of capital expansion by issuing new shares. It can also expect increased dividend income over the long term by including Woori Card as its wholly owned subsidiary.

In the case of Woori Card, changes take place only in the composition of shareholders while its assets and liabilities remain the same. However, Woori Card’s inclusion as a wholly owned subsidiary of Woori Financial Group is expected to build a stable holding regime at an early stage, while improving Woori Card’s credibility and enhancing its sales competitiveness as one of the core affiliated companies. The Company can also expect that Woori Card, as a wholly owned subsidiary of Woori Financial Group, will become one of the pillars of growth in the non-banking sector for Woori Financial Group.

(3) Important impact and effect on the sales activities of the Company

The Company expects that the inclusion of Woori Card as a wholly owned subsidiary of Woori Financial Group will enable Woori Financial Group to build an efficient management system that can respond flexibly to exterior changes including changed environment for sales. The Company also expects that the inclusion of Woori Card as a wholly owned subsidiary will improve benefits for customers and strengthen sales competitiveness toward sustainable growth, based on the expected maximization of synergies among the affiliated companies in the Woori Fnance Group.

Classification			Share Exchange
8. Schedule for Share Exchange and Transfer	Date of agreement on share exchange and transfer		July 3, 2019
	Record date for closing of the register of shareholders		July 1, 2019
	Closing of the register of shareholders	Start date	July 2, 2019
		End date	July 9, 2019
	Receiving dissenting opinions on share exchange and transfer	Start date	July 10, 2019
		End date	July 17, 2019
	Scheduled date of shareholders’ meeting		—
	Exercising of Appraisal Rights of Shareholders	Start date	—
		End date	—
	Submitting old share certificates	Start date	—
		End date	—
	Period of suspension of securities transaction		—
	Date of share exchange and transfer		September 10, 2019
	Scheduled date for new share certificates delivery		September 25, 2019
	Scheduled date for listing of new shares		September 26, 2019

Classification		Share Exchange
9. Name of the wholly owning parent company after share exchange and transfer		Woori Financial Group Inc.
10. Matters related to Appraisal Rights of Shareholders	Conditions for exercising	—
	Proposed purchase price	—
	Procedures for exercising, method, period, venue	—
	Scheduled time of payment, method of payment	—
	Matters regarding restrictions on appraisal rights of shareholders	—
	Effects on the agreement	—
11. Whether it constitutes backdoor listing		No
12. Whether it satisfies the requirements for backdoor listing of another entity		No
13. Date of board resolution (date of decision)		June 21, 2019
• Presence of external directors	Presence (number of directors)	4
	Absence (number of directors)	1
• Presence of an auditor (who is not an external director)		—
14. Whether put-option contracts, etc. are entered into		No
• Contract details		—
15. Whether submission of the securities registration statement is required		Yes
• If exempted, the reason		—

(Source: FSS Data Analysis, Retrieval and Transfer (DART) System)

[Company’s Material Fact Report (inclusion as a subsidiary of a holding company) Disclosure (September 10, 2019)]

1.Subsidiary Details	a. Company Name		Woori Card Co., Ltd.
	b. Representative		Won-Jae Chung
	c. Major Businesses		Credit card, installment finance and other incidental businesses
	d. Condensed Financial Statement for recent fiscal year (million won)	Total assets	9,983,104
		Total liabilities	8,296,356
		Total equity capital	1,686,748
		Paid-in capital	896,331
2. Shareholding Ratio in Subsidiary	Before inclusion	Number of shares (share)	—
		Shareholding ratio (%)	—
	After inclusion	Number of shares (share)	179,266,200
		Shareholding ration (%)	100.0
3. Total Asset-Value-Weighting	Before inclusion	Position value (million won)	—
		Total asset-value-weighting (%)	—
	After inclusion	Position value (million won)	1,118,367
		Total asset-value-weighting (%)	6.2
4. Number of Subsidiaries	Before inclusion (company)		7
	After inclusion (company)		8
5. Reason for Inclusion			All-embracing transfer of shares
6. Date of Inclusion			September 10, 2019
7. Date of Board Decision (Decision Date)			June 21, 2019
• Presence of External Directors		Present (person)	4
		Absent (person)	1
• Presence of Auditor (other than the member of the Audit Committee)			—

8. Important matters regarding other important investment judgment.	• ‘Condensed Financial Statement for recent fiscal year (million won)’ in ‘1. Subsidiary Details’ above is based on the financial statement as of fiscal year 2018.

•  ‘3. Total Asset-Value-Weighting of the position value (after inclusion)’ is based on the total asset value on the separate financial statement as of 1Q of 2019. The position value after inclusion represents acquisition value in the separate financial statements. This acquisition value may be subject to inspection (review) by an external auditor.

•  ‘6. Date of Inclusion’ above is based on the date of share exchange’ under the share exchange agreement.

Related Disclosure

June 21, 2019 Decision on share exchange and transfer

June 21, 2019 Suspension of share title transfer (closing of the register of shareholders)

2019-07-03 Securities Registration Statement (Comprehensive Share exchange and Transfer)

2019-07-12 Securities Registration Statement (Comprehensive Share exchange and Transfer)

2019-07-24 Prospectus

2019-08-19 Securities Registration Statement (Comprehensive Share exchange and Transfer)

2019-08-29 Prospectus

September 10, 2019 Securities Performance Report (mergers, etc.)

(Source: FSS Data Analysis, Retrieval and Transfer (DART) System)

[Report on Matters Material to the Business by Woori Bank (Subsidiary) (2019.9.25)]

1. Subject	Share purchase agreement (SPA) Execution
2. Important Matters	Decision on the disposal of the shares in mutual ownership held by Woori Financial Group
3. Date of Decision (Confirmation)	September 25, 2019
4. Other Important Matters Regarding Investment Decisions

•   Woori Card, which used to be a subsidiary of the Company (Woori Bank), became a subsidiary of Woori Financial Group by means of comprehensive share exchange under the Commercial Act on September 10, 2019 and, as a result, the Company (Woori Bank) acquired 42,103,377 shares of Woori Financial Group. Woori Bank decided to dispose of 28,890,707 shares of them.

•   The amount of disposal is KRW 358,475,892,456.

•   Purchaser is Fubon Life Insurance Co., Ltd., a Taiwanese insurance company.

•   The Date of Decision (Confirmation) in Item 3 above refers to the date of execution of share purchase agreement (SPA). The date of transaction is September 26, 2019.

•   Regarding the remaining position after this disposal, the Company seeks to sell them to investors, domestic and overseas, with Goldman Sachs performing the role of an advisor, as previously announced on June 21.

Disclosure on matters material to the business of a subsidiary

•  Name of Subsidiary: Woori Bank

•  Total-Asset-Weighting: 99.2%

Related Disclosure	Disclosure on matters material to the business (matters material to the business of a subsidiary) regarding investment decisions on June 21, 2019

(Source: FSS Data Analysis, Retrieval and Transfer (DART) System)

[Report on Matters Material to the Business by Woori Bank (Subsidiary) (2019.11.22)]

1. Subject	Sales of Remaining Shares in Mutual Ownership
2. Important Matters	Decision on the disposal of the remaining shares in mutual ownership held by Woori Financial Group
3. Date of Decision (Confirmation)	2019-11-21
4. Other Important Matters Regarding Investment Decisions

•   Woori Card, which used to be a subsidiary of the Company, became a subsidiary of Woori Financial Group by means of comprehensive share exchange under the Commercial Act on September 10, 2019 and, as a result, the Company (Woori Bank) acquired 42,103,377 shares of Woori Financial Group.

•   Following the disposal of 28,890,707 shares last September, the Company sold remaining 13,212,670 shares via Pre-opening Off-hours Trading. As this sales transaction was completed, Woori Bank is not holding any shares of Woori Financial Group.

•   The Date of Decision (Confirmation) in Item 3 above refers to the date of execution of share purchase agreement (SPA). The date of transaction is November 26, 2019.

Disclosure on matters material to the business of a subsidiary

•  Name of Subsidiary Woori Bank

•  Total-Asset-Weighting: 99.2%

Related Disclosure

June 21, 2019 Matters Material to the Business on Investment Decisions (matters material to the business of a subsidiary)

September 25, 2019 Other Business Matters (voluntary disclosure) (matters material to the business of a subsidiary)

(Source: FSS Data Analysis, Retrieval and Transfer (DART) System)

K. Matters regarding Woori Investment Bank Co. Ltd.’s inclusion as the subsidiary of the Company and the completed paid-in capital increase

In order to include Woori Investment Bank Co., Ltd. as the subsidiary of the Company, the board of directors of the Company adopted a resolution on June 21, 2019 to purchase the shares of Woori Investment Bank Co., Ltd. held by Woori Bank, a subsidiary of the Company. As a result, the Company entered into the share purchase agreement (SPA) with Woori Bank, largest shareholder of Woori Investment Bank on June 21, 2019. On September 10, 2019, the Company acquired 403,404,538 Common shares of Woori Investment Bank held Woori Bank with an acquisition value of around KRW 392.8 billion under the agreement. With the acquisition, the largest shareholder of Woori Investment Bank was changed to the Company from Woori Bank (shareholding ratio: 59.83%). The acquisition of Woori Investment Bank’s position caused a decrease of cash and cash equivalents in the Company. Also, as Woori Investment Bank’s inclusion as a subsidiary of the Company increased the total investment amount, the double leverage ratio went up. Woori Investment Bank also adopted a resolution to proceed with paid-in capital increase in the form of public offering of forfeited shares after a allocating to existing shareholders in the amount of KRW 100 billion. On November 6, 2020, share issuance was completed and the issued shares were listed on November 7. As of the date of filing the Securities Registration Statement, the Company is the largest shareholder of Woori Investment Bank Co., Ltd. with a shareholding ratio of 58.70 percent. By joining this capital increase, cash and cash equivalent of the Company decreased, which requires due attention from Investors.

On June 21, 2019 the board of directors of the Company adopted a resolution to acquire Woori Investment Bank’s shares held by Woori Bank, the subsidiary, to include Woori Investment Bank as the Company’s subsidiary. Then on June 21, 2019, the Company entered into a share sales agreement (SPA) with Woori Bank, the largest shareholder of Woori Investment Bank. On September 10, 2019, the Company acquired 403,404,538 Common shares of Woori Investment Bank held by Woori Bank with an acquisition value of around KRW 392.8 billion. As a result, the Company replaced Woori Bank as the largest shareholder with its shareholding ratio reaching 59.83 percent.

Acquisition of shares of Woori Investment Bank by the Company resulted in the decrease of cash and cash equivalents. In addition, total capital contribution to the subsidiaries of the Company increased due to the inclusion of Woori Investment Bank as a subsidiary, which in turn increased the double leverage ratio. Investors should be aware of such changes.

[Details of Share purchase agreement (SPA) over the shares of Woori Investment Bank Co., Ltd.]

Classification	Description
Purchaser	Woori Financial Group Inc.
Seller	Woori Bank
Object of Transaction	403,404,538 Common shares of Woori Investment Bank Co., Ltd.
Transaction Amount	KRW 392,794,998,651
Date of Agreement	June 21, 2019
Date of Transfer	September 10, 2019
Change of the Largest Shareholder	Change of the largest shareholder to take place on the proposed date of transfer

(Source: FSS DART System, Woori Investment Bank’s disclosure on matters material to the business on investment decisions (June 21, 2019)

[Decision on the acquisition of other Company’s shares and subscription certificates by the Company (Voluntary Disclosure) (June 21, 2019)]

1. Issuing Company	Company Name	Woori Investment Bank Co., Ltd.
	Nationality	Republic of Korea	Representative	Woon-Haeng Cho
	Capital (KRW)	337,101,703,000	Relationship to the Company	Affiliate
	Total Number of Equities Issued (share)	674,203,406	Major Business	merchant banking business
2. Acquisition Details	Number of acquired shares (share)	403,404,538
	Acquisition amount (won)	392,794,998,651
	Equity capital (KRW)	22,201,847,000,000
	Shareholders Equity Ratio (%)	1.77
	Large-scale corporation or not	Large-scale corporation
3. Number of Owned Shares and Equity Ratio After Acquisition	Number of Owned Shares (share)	403,404,538
	Equity Ratio (%)	59.83
4. Method of Acquisition		Acquisition in cash

	5. Purpose of Acquisition	Elimination of regulatory restrictions on sub-subsidiary businesses and revitalization of group synergies
	6. Scheduled date for acquisition	September 10, 2019
	7. Date of board resolution (date of decision)	June 21, 2019
• Presence of external directors	Present (person)	4
	Absent (person)	1
	• Presence of an auditor (who is not an external director)	—
	8. Whether put-option contracts, etc. are entered into	No
	• Contract details	—
9. Other important matters regarding investment decisions

•   The board of directors of the Company adopted a resolution on June 21, 2019 to purchase the shares of Woori Investment Bank held by Woori Bank, a subsidiary of the Company, to include Woori Investment Bank as subsidiary of Woori Financial Group. Transfer of the Shares will be based on the fair price* set forth in the applicable tax code taking into account that such transfer falls under the transactions between those in a special relationship for tax purposes.

*  130% of the average market price for the two months before the date of the purchase agreement pursuant to the Inheritance Tax and Gift Tax Act.

•   The shares to be acquired by the Company are common shares.

•   The ‘Equity capital in 2. Acquisition Details’ above is the amount (in millions) appearing in the consolidated financial statements included in the Review Report by the Company at the end of Q1 of the year 2019.

•   ‘6. Scheduled date for acquisition’ above is a scheduled date and is subject to change in the course of acquisition.

•   The condensed financial status of the Issuer as shown below represent the figures of the consolidated financial information of the 2018 Business Report. Current year refers to the end of the most recent business year (2018).

Related Disclosure —

(Source: FSS Data Analysis, Retrieval and Transfer (DART) System)

[Material Fact Report (inclusion as a subsidiary of the holding company) Disclosure (2019.09.10)]

1. Subsidiary Details	A. Company Name		Woori Investment Bank Co., Ltd.)
	B. Representative		Woon-Haeng Cho
	C. Major Business		Merchant banking business including receiving deposits, short-term and mid-long-term lending, securities operation, finance, sales of financial products, project financing, etc.
	D. Condensed Financial Statement for recent fiscal year (million won)	Total assets	2,643,106
		Total liabilities	2,328,919
		Total equity capital	314,188
		Paid-in capital	337,102
2. Shareholding Ratio in Subsidiary	Before inclusion	Number of shares owned (share)	—
		Shareholding ratio (%)	—
	After inclusion	Number of shares owned (share)	403,404,538
		Shareholding ratio (%)	59.8
3. Total Asset-Value-Weighting of Ownership Value	Before inclusion	Position value (million won)	—
		Total asset-value-weighting (%)	—
	After inclusion	Position value (million won)	392,795
		Total asset-value-weighting (%)	2.2
4. Number of subsidiaries	Before inclusion (company)		8
	After inclusion (company)		9
5. Reason for inclusion			Acquisition of shares
6. Date of Inclusion			September 10, 2019
7. Date of board resolution (date of decision)			June 21, 2019
• Presence of external directors		Present (person)	4
		Absent (person)	1
• Presence of an auditor (who is not an external director)			—

8. Other Important Matters Regarding Investment Decisions

•   ‘D. Condensed Financial Statement for recent fiscal year (million won)’ in ‘1. Subsidiary Details’ above is based on the financial statement as of the year 2018.

•   ‘3. Total Asset Value Weighting (after inclusion) of ownership value’ above is based on the total assets value in the financial statements as of 1Q of 2019. Ownership value after inclusion refers to the acquisition value under the share purchase agreement (SPA).

•   ‘6. Date of inclusion’ above is based on the date of receiving share certificates.

Related Disclosure

June 21, 2019.

Decision on the acquisition of shares and subscription certificates issued by other companies (voluntary disclosure)

June 21, 2019.

Decision on the disposal of the shares and subscription certificates issued by other companies (voluntary disclosure) (matters material to the business of a subsidiary)

(Source: FSS Data Analysis, Retrieval and Transfer (DART) System)

Meanwhile, Woori Investment Bank adopted a resolution to proceed with paid-in capital increase in the amount of KRW 100 billion. The capital increase was made in the form of public offering of forfeited shares after allocating shares to existing shareholders. Newly issued shares were listed on November 17, 2020. The Company owns 58.70% of Woori Investment Bank shares as of the date of filing the Securities Registration Statement. It should be noted that the paid-in capital increase caused a partial decrease of cash and cash equivalents of the Company. For other details, please see the ‘Material Fact Report – Decision on Paid-In Capital Increase (August 28, 2020)’, ‘Prospectus (equity securities) (September 14, 2020 and October 23, 2020)’, and ‘Report on Results of Issuance of Securities (November 9, 2020)’.

[Woori Investment Bank Material Fact Report (Decision on paid-in capital increase) Disclosure (Aug. 28, 2020)]

	common shares (share)	200,000,000
1. Type and Value of New Shares	other shares (share)	—
2. Face value per share (KRW)		500
3. Total issued shares before capital increase (share)	common shares (share)	674,203,406
	other shares (share)	—
4. Purpose of funding	capital expenditure (KRW)	—
	business transfer (KRW)	—
	business operation (KRW)	100,000,000,000
	debt repayment (KRW)	—
	acquisition of the shares issued by other companies (KRW)	—
	other purposes (KRW)	—
5. Method of capital increase		Public offering forfeited shares after allocating to existing shareholders

Other matters regarding shares

Grounds in the By-laws	—
Description of shares	—
Other matters	—

6. New shares value of issuance	Fixed value of issuance	Common shares (in won)	500
		Other shares (in won)	—
	Planned value of issuance	Common shares (in won)	500	Confirmed due date	October 23, 2020
		Other shares (in won)	—	Confirmed due date	—
7. Method of value of issuance calculation			23. Other matters to consider for investment decisions
8. Record date for allocating new issues			September 17, 2020
9. Number of new issues allocated per share (share)			0.2694490873
10. Preferential allocation ratio for members of employee stock ownership association (%)			9.18
11. Scheduled date for subscription	Employee Stock Ownership Association	Start Date	October 28, 2020
		End date	October 28, 2020
	Existing shareholders	Start Date	October 28, 2020
		End date	October 29, 2020

	12. Contribution date	November 5, 2020
	13. Plan for forfeited shares disposition	23. Other matters to consider for investment decisions
	14. Start date of calculation for allocating new issues	January 1, 2020
	15. Scheduled date for issuing new share certificates	—
	16. Scheduled date for listing new shares	November 17, 2020
	17. Representative lead underwriter (for other cases than direct public offering)	Korea Investment & Securities Co., Ltd.
	18. Transferability of subscription warrants	Yes
	• Listing of warrant certificates or not	Yes
	• Financial investment business entity in charge of sales and intermediation of sales of warrant certificates	Korea Investment & Securities Co., Ltd.
	19. Date of board resolution (date of decision)	August 28, 2020
• Presence of external directors	Present (person)	4
	Absent (person)	—
	• Presence of an auditor (members of audit committee)	Present
	20. Whether submission of securities registration statement is required	Required
	21. If exempted from submission, the reason	N/A
	22. Whether report to the Fair Trade Commission (FTC) is required	Not yet applicable

(Note 1) For the paid-in capital increase above, which falls under the special cases prescribed in Article 165-6(2) of the FISCMA, the Company will enter into a subscription agreement with the representative lead underwriter over all forfeited shares and will adopt the oversubscription method in which an excess of 0.2 share is subscribed for each new share allocated at the time of subscription by existing shareholders (warrant certificate holders).

(Note 2) The proposed value of issuance appearing in this corrected Material Fact Report is the lower of the initial value of issuance calculated from the third trade date (September 14, 2020) and the second value of issuance calculated from the third trade date (October 23, 2020) before the first day of subscription by existing shareholders (October 28, 2020). However, as the value is below the face value, it has been decided to apply the face value.

(Source: the FSS DART System)

23. Other matters to consider for investment decision

(1) Method of calculation of value of new shares to be issued

The procedures for price calculation at the time of capital increase by allocation to shareholders was abolished and price calculation was liberalized pursuant to Article 5-18 of the Regulations on Issuance, Public Disclosure, etc. of Securities, making it possible to calculate the value of new shares to be issued without any restrictions. However, the value of new shares to be issued is calculated by applying Article 57 of the (old) Regulations on Issuance, Public Disclosure, etc. of Securities partly due to concerns of market disruption and existing practices. In this case, pursuant to Article 165-6 of the FISCMA and Article 5-15(2) of the Regulations on Issuance, Public Disclosure, etc. of Securities, if the lower of the initial value of issuance and the second issuance value is lower than the value calculated by discounting 40% from the weighted arithmetic mean share price for the period from the third transaction date to the fifth transaction date before subscription date, the amount obtained by applying a discount rate of 40% to the weighted arithmetic mean share price for the period from the third transaction date to the fifth transaction date before the subscription date (In calculating the initial value of issuance, the second issuance value, fixed value of issuance, fractions will be rounded up to the nearest unit of quotation). If the fixed value of issuance is the same or lower than the face value, however, the face value will be the issuance value.

•	Basis for calculation of proposed value of public offering

The proposed value of public offering will be the issuance value obtained from the following formula, in which the base share price discounted by the discount rate of 20% is used. The base share price will be the lower of (a) the arithmetic mean of the weighted arithmetic mean share price for one month, the weighted arithmetic mean share price for one week and the closing price of the date on which calculation began, calculated by averaging the trade amount in the securities market by trading quantity from the trade date (August 27, 2020) immediately preceding the date of board resolution on August 28, 2020 and (b) the closing price of the date on which such calculation began. It is provided, however, that any amount less than ask price unit will be rounded up to form an ask price unit and if the issuance value is smaller than the face value, the face value will apply.

base share price X 1 - discount rate
proposed value of public offering	=
1 + capital increase ratio X discount rate

① Initial value of issuance: initial value of issuance is determined by using following formula, with the base share price being the lower of (a) the weighted arithmetic mean share price for one month, obtained by averaging the trade amount in the securities market by trading quantity from the third trade date (September 14, 2020) preceding the record date for allocating new issues (scheduled to be September 17, 2020), (b) weighted arithmetic mean share price for one week and (c) the closing price on the date on which such calculation began (the third trade date). A discount rate of 20% will apply. It is provided, however, that any amount less than ask price unit will be rounded up to form an ask price unit and if the issuance value is smaller than the face value, the face value will apply.

base share price X 1 - discount rate
Initial value of issuance	=
1 + capital increase ratio X discount rate

② Second value of issuance: second value of issuance is determined by applying a discount rate of 20% to the base share price, which is the lower of (a) the weighted arithmetic mean share price for one week, obtained by averaging the trade amount in the securities market by trading quantity from the third trade date (October 23, 2020) preceding the first day of subscription by existing shareholders (October 28, 2020) and (b) the closing price on the date on which such calculation began (the third date). It is provided, however, that any amount less than ask price unit will be rounded up to form an ask price unit and if the issuance value is smaller than the face value, the face value will apply.

second value of issuance	=	base share price X 1 - discount rate

③ Fixed value of issuance: The fixed value of issuance is the lower of the initial value of issuance and the second value of issuance. However, pursuant to Article 165-6 of the FISCMA on Special Cases concerning Issuance, Allocation of Shares, etc. and Article 5-15-2 of the Regulations on Issuance, Public Disclosure, etc. of Securities on Exceptions to Withdrawal of Forfeited Shares, etc., if the lower of the initial value of issuance and the second value of issuance turns out to be lower than the price obtained by applying a discount rate of 40% to the base share price, which is the weighted arithmetic mean share price from the third trade date to the fifth trade date prior to the subscription date, the fixed value of issuance will be the amount calculated by applying a discount rate of 40% to the weighted arithmetic mean share price from the third trade date to the fifth trade date. If the amount is lower than the face value, the fixed value of issuance will be the face value (provided that any amount less than ask price unit will be rounded up to form an ask price)

Fixed value of issuance = Max{Min[initial value of issuance, second value of issuance], 60% of the weighted arithmetic mean share price from the third trade date to the fifth trade date prior to the subscription date}

If the amount is lower than the face value, the fixed value of issuance will be the face value (KRW 500).

④ The final value of issuance will be fixed on the third transaction date prior to the first date of subscription for existing shareholders (October 28, 2020) before it is disclosed in the electronic disclosure system run by FSC (FSS) on October 23, 2020. The final value of issuance will also be disclosed in the homepage of the Company (http://www.wooriib.com), which will replace individual notification.

The fixed value of issuance that was applied to the employee stock ownership association and subscription by existing shareholders will also apply to the issuance value for ordinary public offering.

(2) Allocation of new shares

① Employee Stock Ownership Association: 18,355,120 shares representing 9.18% of total shares offered publicly will be allocated preferentially to the employee stock ownership association in accordance with Article 165-7(1)2 of the FISCMA and Article 176-9 of the Enforcement Decree of the same Act and Article 38(1) of the Framework Act on Labor Welfare.

② Existing shareholders (warrant certificate holders): The number shares to be allocated to the shareholders listed in the register of shareholders as of 18:00 on the record date for allocating new issues (scheduled on September 17, 2020) will be within the range of allocation, with the number of shares to be allocated being calculated by multiplying each share by 0.2694490873 (the portion smaller than a full share is rounded down). It is provided that the number of shares to be allocated per share may be modified due to any change in proprietary shares and proprietary shares trust, etc. before the record date for allocating new issues.

Calculation basis for the allocation ratio per share for existing shareholders

Classification	Description
A. Number of common shares	674,203,406
B. Number of preferred shares	—
C. Total issued shares (A+B)	674,203,406
D. Number of treasury shares + treasury shares in trust	69,076
E. Total issued shares less treasury shares (C-D)	674,134,330
F. Number of shares from paid-in capital increase	200,000,000
G. Capital increase ratio (F/C)	29.66%
H. Number of allocated shares for Employee Stock Ownership Association (F×9.18%)	18,355,120
I. Number of shares allocated to existing shareholders (F-H)	181,644,880
J. Number of shares allocated to existing shareholders per share (I/E)	0.2694490873

③ Oversubscription by existing shareholders (warrant certificate holders): If there are forfeited shares after subscriptions by the employee stock ownership association and existing shareholders (warrant certificate holders), shares will be allocated in proportion to the number of shares subscribed in excess by such existing shareholders (warrant certificate holders). Any portion smaller than a full share will not be allocated (However, if the number of shares subscribed in excess falls short of the volume of forfeited shares, 100% of them will be allocated).

a. Maximum number of shares available for subscription = Maximum number of shares available for subscription with warrant certificates + Number of shares available for oversubscription

b. Maximum number of shares available for subscription with warrant certificates = Number of warrant certificates in possession

c. Number of shares available for oversubscription = Maximum number of shares available for subscription with warrant certificates x oversubscription ratio (20%)

④ Ordinary public offering: The forfeited shares and fractional shares arising from subscription by the employee stock ownership association, subscription by existing shareholders and oversubscription by existing shareholders above are offered to the public. In this case, 10% of publicly offered shares will be allocated to the high-yield, high-risk investment trusts pursuant to Article 9(2)3 of the Regulations on Securities Underwriting Business, etc. and the remaining 90% of shares will be allocated to retail subscribers and institutional subscribers altogether. Allocation of 10% of publicly offered shares to the high-yield, high-risk investment trusts and the 90% of publicly offered shares to retail subscribers and institutional subscribers will be calculated and allocated separately. If the subscription amount is less than the final issue amount, the portion of shortage will be allocated to the group that subscribed in excess.

a. If, as a result of the subscription for ordinary public offering, the number of subscribed shares by total subscribers exceeds the number of offered shares, shares are allocated in proportion to the competition rate of subscription based on the principle of rounding down at 5 and rounding up at 6 to ensure that the number of remaining shares are minimized. The final remaining shares will then be allocated to the largest subscriber and then on to the next largest subscribers. If the number of largest subscribers at the same rank is larger than the number of final remaining shares, the representative lead underwriter will allocate the shares by means of random drawings.

b. If, as a result of subscription for an ordinary public offering, total number of subscribed shares for the ordinary public offering falls short of the number of shares offered, the representative lead underwriter will underwrite them on its own account.

c. It is provided, however, that if the number of shares to be allocated to high-yield high-risk investment trusts and the subscribers of public offering pursuant to Article 9(2) of the Regulations on Securities Underwriting Business, etc. is smaller than 50,000 shares (based on a face value of KRW 500) or if the offered value for the shares to be allocated is below KRW 100 million, public offering will not be adopted and the representative lead underwriter may underwrite the shares on its own account.

(3) Location and date of subscription

Investors eligible for subscription		Location of subscription	Date of subscription
Employee Stock Ownership Association		Korea Investment & Securities Co., Ltd. (main office and branches)	October 28, 2020
Existing shareholders (warrant certificate holders)	Shareholders listed in the register of shareholders (Shareholders who are not beneficial owners)	Korea Investment & Securities Co., Ltd. (main office and branches)	October 28, 2020 ~ October 29, 2020
	Beneficial owners	1) Securities company (main office and branches) in which the shares of Woori Investment Bank Co., Ltd. are deposited as of the record date
Public offering (including high-risk high-return investment trusts)		Korea Investment & Securities Co., Ltd. (main office and branches)	November. 2, 2020 ~ November. 3, 2020

(4) Matters regarding warrant certificates

① In accordance with Article 165-6 of the FISCMA and Article 5-19 of the Regulations on Issuance, Public Disclosure, etc. of Securities, warrant certificates are issued to shareholders.

② The securities company to broker the sales and purchase of warrant certificates is Korea Investment and Securities Co., Ltd.

③ The warrant certificates will be listed in the Korea Exchange.

④ (Scheduled) Period of listing of warrant certificates: from October 13, 2020 to October 19, 2020 (five business days)

⑤ The warrant certificates to be issued in this paid-in share increase will be issued and listed after the date of implementation of the Electronic Securities System (September 16, 2019) and will be issued in an electronic form. The warrant certificates to be issued for the shares held by shareholders in their respective accounts in securities companies (the position of existing ‘beneficial owners’) will be issued to the accounts in the relevant securities companies and the warrant certificates to be issued for the shares that are managed in the special accounts in the transfer agents (the shareholding of existing ‘shareholders on the register of shareholders’) will be issued to each of the owners in the special accounts in relevant transfer agents.

(5) Other matters for consideration

① The (scheduled) period of closing of the register of shareholders as of record date for allocating new issues is from September 18, 2020 to September 25, 2020.

② The plan and schedule for this paid-in share increase is subject to change due to any modification among related institutions or in the course of processing the SRS, etc.

③ Any matters that are not addressed by the board of directors in connection with the issuance of New Shares and any other matters regarding such details as execution of any agreements, incidental matters and expenditures are delegated to the representative director.

④ For any other matters that are not included in this Material Fact Report such as method of subscription, place of subscription and other matters regarding paid-in share increase, please refer to the SRS and the Prospectus submitted as of October 23, 2020.

L. Risks involved in taking over a new company

The board of directors of the Company adopted a resolution in March 2019 to take over Tongyang Asset Management Co., Ltd. and ABL asset management Co., Ltd. (formerly known as Allianz Asset Management) and also resolved to acquire the shares in Kukje Asset Trust Co., Ltd. in June 2019, the shares in Aju Capital Co., Ltd. in October 2020 and the shares in Woori Savings Bank Co., Ltd. in March 2021.

The (formerly known as) Tongyang Asset Management Co., Ltd. was then included as the subsidiary of the Company as of August 1, 2019 (ownership: 73%, acquisition amount: approximately KRW 122.4 billion) and changed its name as Woori Asset Management Corp. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on August 1, 2019).

The (formerly known as) ABL asset management Co., Ltd. became the subsidiary of the Company as of December 6, 2019 (ownership: 100%, acquisition amount: approximately KRW 33 billion) and changed its name as Woori Global Asset Management Co., Ltd. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on December 6, 2019).

On July 25, 2019, the Company entered into the share purchase agreement (SPA) to take over the ownership of (formerly known as) Kukje Asset Trust (renamed as Woori Asset Trust). The procedures for the inclusion of Woori Asset Trust as the subsidiary of the Company were completed on December 30, 2019 (ownership: 51%, acquisition amount: approximately KRW 224.2 billion). (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on December 30, 2019).

After that, the Company completed the procedure for including (formerly known as) Aju Capital (renamed as Woori Financial Capital) as the subsidiary of the Company on December 10, 2020 by exercising the preferential right to purchase held by Woori Bank, a subsidiary of the Company (ownership 74%, acquisition amount: approximately KRW 572.4 billion) in order to improve competitiveness as a comprehensive financial group. With that, (formerly known as) Aju Savings Bank (renamed as Woori Savings Bank Co., Ltd.), a wholly owned subsidiary of Aju Capital, became a sub-subsidiary of the Company. The process was completed on March 12, 2021. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on March 12, 2021).

The Company will continue to diversify its business structure. Investors should note that the difference in such fields as management, business areas and business cultures arising from the Company’s pursuit of new businesses and the strategy of strengthening non-banking sector may affect the Company’s business.

The board of directors of the Company adopted a resolution on March 6, 2019 to take over Tongyang Asset Management Co., Ltd. and ABL asset management Co., Ltd. (formerly known as Allianz Asset Management) and then entered into the share purchase agreement (SPA) with which it would acquire 73% of the shares in Tongyang Asset Management Co., Ltd. and 100% of the shares in ABL asset management Co., Ltd. The acquisition amount for the Tongyang Asset Management Co., Ltd. was approximately KRW 122.4 billion, which accounted for 0.6% of the equity capital of the Company as of the third quarter in 2019. Tongyang Asset Management Co., Ltd. became the subsidiary of Woori Financial Group on August 1 and changed its name into Woori Asset Management Corp., after the FSC approved its inclusion as subsidiary and the change of large shareholders on July 24. ABL asset management Co., Ltd. became a subsidiary on December 6, 2019 and changed its name into Woori Global Asset Management Co., Ltd.

On July 25, 2019, the Company entered into the share purchase agreement (SPA) under which it would acquire 44.5% of the shares and, after a certain period, acquire additional 21.3% of the shares (28%, voting rights-wise) in order to take over the controlling interests of Kukje Asset Trust Co., Ltd. Inclusion as the subsidiary of the Company was completed on December 30, 2019.

On December 10, 2020, Woori Bank, a subsidiary of the Company, exercised the third party-designated preferential right to purchase the shares of Aju Capital Co., Ltd. held by Well to Sea No.3 Investment Purpose Company Co., Ltd. and, as a result, the Company purchased the shares in Aju Capital Co., Ltd., holding 74% of its ownership. With that, Aju Savings Bank Co., Ltd. which used to be a wholly owned subsidiary of Aju Capital became a sub-subsidiary of the Company. The Company included Aju Capital as its subsidiary after acquiring its shares on March 12, 2021. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on March 12, 2021). As of now, Aju Capital Co., Ltd. changed its name into Woori Financial Capital Co., Ltd. and Aju Savings Bank Co., Ltd. changed its name into Woori Savings Bank Co., Ltd.

Decision on acquiring the shares and subscription certificates of other corporations (voluntary disclosure)

1. Issuing Company	Company name	Aju Capital Co., Ltd.
	Nationality	Republic of Korea	Representative	Park, Chun-won
	Paid-in Capital (won)	287,729,450,000	Relationship with the company	—
	Total issued shares (share)	57,545,890	Main business	the specialized credit financial business
2. Acquisition details	Number of acquired shares (share)	42,605,000
	Acquisition amount (won)	572,418,880,489
	Equity capital (won)	25,492,331,547,376
	Ratio against equity capital (%)	2.25
	Large-scale corporation or not	Large-scale corporation

3. Number of owned shares and shareholding ratio after acquisition	Number of owned shares (share)	42,605,000
	Shareholding ratio (%)	74.04
4. Method of acquisition		Acquisition in cash
5. Purpose of acquisition		To improve competitiveness as a comprehensive financial group (with a view to participate in the management)
6. Scheduled date for acquisition		—
7. Date of board resolution (date of decision)		October 23, 2020
• Presence of external directors	Presence (number of directors)	6
	Absence (number of directors)	0
• Presence of an auditor (who is not an external director)		—
8. Whether put-option contracts, etc. are entered into		No
• Contract details		—
9. Other important matters regarding investment decisions

The board of directors of the Company decided to purchase the shares in Aju Capital in order to include Aju Capital Co., Ltd. (“Aju Capital”) as the subsidiary of the Company by securing the right to become the buyer of the shares in Aju Capital held by Well to Sea No.3 Investment Purpose Company Co., Ltd. (“Well to Sea”), according to the conditions of the preferential right to purchase* held by “Woori Bank”, a subsidiary of the Company.

*  Woori Bank entered into an agreement with Well to Sea on June 27, 2017 on providing preferential right to purchase. The agreement sets forth that, in the case where Well to Sea intends to sell all or part of the shares in Aju Capital to a third party, Woori Bank or its third-party designee will be entitled to become the buyer of the shares in Aju Capital at the strike price calculated in accordance with the method set forth in the agreement.

•  Once the Company purchases the shares in Aju Capital, Aju Savings Bank will also be included as the sub-subsidiary of the Company because Aju Capital is holding 100% of the Total issued shares (12,160,398 shares) of Aju Savings Bank. Inclusion of Aju Savings Bank as a sub-subsidiary of the Company requires approval from the regulatory authority in accordance with relevant laws including the FHCA.

•  The type of Aju Capital shares to be acquired by the Company is common shares.

•  The ‘2. acquisition amount’ above is a temporary amount and is subject to change in the course of acquisition.

•  The ‘equity capital’ in the ‘2. Acquisition details’ above is the amount appearing in the consolidated financial statements included in the 2019 audit report of the Company.

•  The ‘6. Scheduled date for acquisition’ above is not fixed yet and will be fixed later depending on the relevant schedules including the permission and authorization by the authority.

•  The condensed financial status of the issuer below refers to the figures appearing in the consolidated financial information included in the 2019 Business Report. Current year refers to the end of the most recent business year (2019).

Related disclosure
—

(Source: FSS DART System)

Inclusion as a subsidiary of a holding company

1. Subsidiary details	A. Company name		Woori Savings Bank. Co., Ltd.
	B. Representative		Myung-Hyuk Shin
	C. Main business		Mutual Savings Bank
	D. Summary of financial statements of recent business years (Unit: million won)	Total Assets	1,110,597
		Total Liabilities	1,011,809
		Total Equity	98,788
		Paid-in Capital	60,802
2. Shareholding ratio in subsidiaries	Before acquisition	Number of shares owned (share)	—
		Shareholding ratio (%)	—
	After acquisition	Number of shares owned (share)	12,160,398
		Shareholding ratio (%)	100.0

3. Total Asset-Value- Weighting of Ownership Value	Before acquisition	Ownership value (million won)	—
		Ratio against total assets (%)	—
	After acquisition	Ownership value (million won)	113,238
		Ratio against total assets (%)	0.5
4. Total number of subsidiaries	Before acquisition (company)		12
	After acquisition (company)		13
5. Reason of inclusion			Equity acquisition
6. Date of inclusion			Mar. 12, 2021
7. Date of board resolution (Date of decision)			Mar. 5, 2021
• Presence of external directors		Present (person)	6
		Absent (person)	—
• Auditor (member of the board of audit who is not an external director)			—
8. Other matters important to investment decisions

•  ‘Condensed Financial Statement for recent fiscal year (million won)’ in ‘1. Subsidiary Details’ above is based on the separate financial statements as of fiscal year 2018.

•  ‘3. Total Asset-Value-Weighting of the position value (after inclusion)’ above is based on the total asset value on the separate financial statements as of 1Q of 2019. The position value after inclusion represents acquisition value in the separate financial statement.

•  ‘6. Date of Inclusion’ above is based on the date of share exchange’ under the share exchange agreement

			Related disclosure —

(Source: FSS DART system)

The Company will continue to diversify its business structure. Investors should note that the differences in such fields as management, business areas and business cultures arising from the Company’s pursuit of new businesses and the strategy of strengthening non-banking sector may affect the Company’s business.

M. Risks related to the disposal of shares by the largest shareholder

The largest shareholder of the Company is the Korea Deposit Insurance Corporation, holding 110,159,443 shares (15.25%). The FSC has announced in a statement dated June 24, 2019 that the Korea Deposit Insurance Corporation would sell 18.3%, the remaining position it held in Woori Financial Group within three years. The said plan was postponed due to the economic fallout from COVID-19 outbreaks that began in 2020. However, the Korea Deposit Insurance Corporation sold off 14,445,354 shares out of its shareholding in Woori Financial Group on April 9, 2021 through off-hours block trading. Following the said plan, it is expected that the Korea Deposit Insurance Corporation will dispose of its position in Woori Financial Group on several occasions until 2022 for its complete privatization.

Details of the disposition of the largest shareholder’s position have yet to be determined. It is also hard to assess the prospect impact upon the group from the disposal of shares by the largest shareholder for now. While the Company is making efforts to minimize such impact by building a stable management system, investors should be aware of the potential volatility.

The largest shareholder of the Company is the Korea Deposit Insurance Corporation, holding 110,159,443 shares (15.25%).

(Base date: June 11, 2021)	(Unit: share, %)

Name	Relationship	Type of shares	Number of owned shares and shareholding ratio				Remarks
			Beginning of the term		End of the term
			Number of shares	Shareholding ratio	Number of shares	Shareholding ratio
KDIC	Largest shareholder	Common shares	124,604,797	17.25	110,159,443	15.25	share
Total		Common shares	124,604,797	17.25	110,159,443	15.25	—
		Other shares	—	—	—	—	—

(Note 1) The shareholding ratio is rounded up to the nearest 1000th.

(Note 2) The number of shareholding and shareholding ratio of the Korea Deposit Insurance Corporation at the beginning of the period reflects the entries in the register of shareholders as of the end of 2020.

(Note 3) The number of shareholding and shareholding ratio of the Korea Deposit Insurance Corporation at the beginning of the period is based on the Report on the Shares, Etc. Held in Bulk and the Report on the Status of Specific Securities Owned by Directors and/or Major Shareholders as of April 16, 2021.

The FSC has announced in a statement dated June 24, 2019 that the Korea Deposit Insurance Corporation would sell 18.3%, the remaining position it held in Woori Financial Group within three years.

The Public Fund Oversight Committee (the “Committee”) has so far sought to sell the shares of Woori Financing Holdings in accordance with the principle of privatization prescribed in laws and regulations. The Committee provided the ground for privatization by disposing of the positions of oligopolistic shareholders in November 2016. The Committee received a favorable evaluation that it had accomplished result by collecting public funds smoothly and laying the ground for a governance focused on oligopolistic shareholders.

However, with the Korea Deposit Insurance Corporation still remaining as the largest shareholder of Woori Financial Group, there still exist concerns about (a) market uncertainty regarding the timing for selling remaining shares and (b) the possibility of delay in a complete privatization. As such, the Committee made it clear that it would collect public funds and complete privatization as soon as possible with an aim of prompt and complete sale of remaining shares.

The aforesaid plan for transferring large shareholders’ ownership is detailed in the FSC-Press Release-Regarding The Korea Deposit Insurance Corporation (11170) [Press Release 20190624_Plan for Disposition of Woori Financial Group_Final].

The said plan was postponed due to the economic fallout from COVID-19 outbreaks that began in late 2019. However, the Korea Deposit Insurance Corporation sold off 14,445,354 shares from its shareholdings in Woori Financial Group in April 2021 through off-hours block trading. Following its plan mentioned above, it is expected that the Korea Deposit Insurance Corporation will dispose of all its position in Woori Financial Group on several occasions until 2022 to completely privatize Woori Financial Group.

Details of the disposition of the largest shareholder’s position have yet to be determined. It is also hard to assess the prospect impact upon the group from the disposal of shares by the largest shareholder for now. While the Company is making efforts to minimize such impact by building a stable management system, investors should be aware of the potential volatility.

  N. Reputation risks due to fund sales by the bank subsidiary

Financial markets both at home and abroad are faced with increasing volatility caused by the possibility of global economic downturn, U.S.-China trade dispute, COVID-19 and so on. In particular, there are growing concerns for the losses from fluctuating global interest rates amid uncertainties surrounding the world economy.

Increasing interest rate volatility has posed the possibility of losses on the part of investors as the derivative products linked to overseas interest rates have fallen below the barrier price. The FSS conducted a joint inspection on financial institutions including Woori Bank in August 2019, followed by another inspection later.

In that regard, the FSC convened the fourth regular meeting in March 2020 and passed a resolution to enforce the measures the FSS had suggested after conducting an inspection on KEB Hana Bank Co., Ltd. and Woori Bank in connection with the derivative-linked financial products (DLF). Woori Bank was ordered (i) partial suspension on its business (i.e., no further sales of PEFs) for six months along with penalty and sanctions for violating the obligation of delivering investment prospectus and the regulations on advertisement of PEFs, and (ii) sanction against management for violating the obligation to prepare the internal control standards (reprimand warning, etc.). An administrative litigation requesting cancellation of the sanction against management is now in progress, and such sanction is temporarily invalid by the relevant court. Also with respect to the imposition of penalty, Woori Bank raised an objection, for which a court’s summary trial is now in progress, but it is difficult to predict the outcome thereof. Therefore, investors should note that the reputation risks may exist and affect the business of the Company as a financial holding company.

The Lime Asset Management announced in October 2019 that it would suspend redemption services on ‘Pluto FI D-1’ and ‘Tethys 2’ due to difficulties in securing liquidity. As a result, the redemption of the fund sold by Woori Bank was also delayed. As for the Lime’s delay of fund redemption, the FSS announced ‘Interim Results of the Investigation on Lime Asset Management and Corresponding Strategy’ in February 2020. As of the end of March 2021, the volume of funds under Lime’s management sold by Woori Bank, a subsidiary of the Company, subject to delay of redemption was KRW 270.3 billion in 1,348 accounts. (Source: 1Q Report of Woori Bank)

In June 2020, a dispute settlement committee in the FSS admitted (i) mistake in 4 disputed contracts of Lime Trade Finance Fund, and cancellation of such 4 contract, and (ii) ordered Woori Bank, which sold such contracts, to return the full amount of disputed investment. In June 2020, according to such order, Woori Bank returned KRW 64.75 billion, the full amount of disputed investment.

Lime Asset Management Co., Ltd.’s license as financial investment business entity was canceled in December 2020 and the funds whose redemption was delayed were transferred to the WellBridge Asset Management Co., Ltd. which was co-established by the distributors. A dispute settlement committee in the FSS was convened in February 2021 to address incomplete sales by distributors. With respect to 2 disputed investments, the committee ordered Woori Bank to respectively compensate 78% and 68% of each investor’s loss, and in the range between 40% and 80% of each individual investor’s loss (or between 30% and 80% of each corporate investor’s loss) with respect to other contracts sold by Woori Bank. Woori Bank held a board meeting on March 15, 2021 to accept such order of the committee and to review such range of compensation, and is confirming the facts and proceeding with the compensation procedures. From April 20, 2021, Woori Bank began to pay the compensation to customers who agreed on such decision of the committee. The total amount of compensation (changeable depending on the compensation percentage for each customer) is estimated to be KRW 175 billion, of which KRW 47.2 billion has been paid as of June 21, 2021. In principle, compensation for damage related to sale of fund is made after the damage is confirmed by redemption or liquidation of the fund, but Woori Bank agreed on such compensation for damages before redemption or liquidation as proposed by the FSS and the convocation of the committee meeting to expedite procedures of compensation. According to such procedures of compensation, (i) any amount undeemed by the fund is regarded as the amount of damage and paid based on such compensation percentage as determined by the committee, and (ii) if the fund later redeems the investment amount, the seller of fund pays the investor any balance after deducting the paid compensation from the redeemable amount.

As for the estimates for the down-payment to be returned and indemnification for loss that Woori Bank may have to pay as a result of dispute settlement by FSS regarding the losses on the part of the customers due to delayed fund redemption by Lime Asset Management, Woori Bank determined to deem the best estimates for the disbursement as provisions required to perform its obligation. As of the end of March 2021, Woori Bank recognized KRW 106.8 billion as estimated liabilities for the above dispute and KRW 114.5 billion as advance payment. (Source: 2021 1Q Report of Woori Bank)

In relation to the above dispute, in January 2021, the Seoul Southern District Prosecutors’ Office indicted Daishin Securities and Shinhan Financial Investment for fraudulent transactions and unfair solicitation under the FISCMA, and additionally indicted KB Securities in June 2021. Woori Bank is also under investigation by the Seoul Southern District Prosecutors’ Office, but has not been indicated.

In connection with the above disputes, at its third meeting held on April 8, 2021, a sanction review committee in the FSS ordered against Woori Bank (i) partial suspension on its business (i.e., no further sales of PEFs) for three months along with penalty for incomplete sales, and (ii) sanction against former management (reprimand warning, etc.). Such sanctions will be finally determined by the regular meeting of the FSC after review of the Securities and Futures Commission, etc., and may have a negative impact on the Group’s overall reputation. Investors should note that if any warning to institution or more serious sanction is finally determined against Woori Bank, it may have a negative impact on growth potential and profitability of Woori Bank, such as restriction on the entry into new business that requires approval from the financial authorities during the next one year.

Investors should note that the current situation related to its subsidiary bank may adversely affect the Company’s reputation in relation to it retail finance services provided to individual customers.

Domestic and foreign financial markets suffer increasing volatility due to potential global economic downturn, U.S.-China trade dispute, demonstrations in Hong Kong, Covid-19 and so on. Returns on derivative-linked products based on interest rate, exchange rate and oil price among others depend on fluctuating price of underlying assets, which may lead to a loss of principal if the relevant underlying assets drop below the barrier price. As the volatility surrounding global interest rates grows due to the uncertainty of the world economy, interest-linked derivatives (such as DLS and DLF) have fallen below the barrier price, raising the possibility of loss on the part of investors. The FSS conducted a joint inspection on financial institutions including Woori Bank in August 2019, followed by another inspection later.

Meanwhile, the FSC and the FSS have announced ‘Comprehensive measures to protect high-risk financial product investors’ on November 14, 2019 to address the losses from overseas interest-linked DLFs.

[Comprehensive measures to protect high-risk financial product investors]

(Source: FSS press release (November 14, 2019)

In that regard, the FSC convened the fourth regular meeting in March 2020 and passed a resolution to enforce the measures the FSS had suggested after conducting an inspection on KEB Hana Bank Co., Ltd. and Woori Bank in connection with the derivative-linked financial products (DLF). Woori Bank was ordered (i) partial suspension on its business (i.e., no further sales of PEFs) for six months along with penalty and sanctions for violating the obligation of delivering investment prospectus and the regulations on advertisement of PEFs, and (ii) sanction against management for violating the obligation to prepare the internal control standards (reprimand warning, etc.). An administrative litigation requesting cancellation of the sanction against management is now in progress, and such sanction is temporarily invalid by the relevant court. Also with respect to the imposition of penalty, Woori Bank raised an objection, for which a court’s summary trial is now in progress, but it is difficult to predict the outcome thereof. Therefore, investors should note that the reputation risks may exist and affect the business of the Company as a financial holding company.

In October 2019, the Lime Asset Management announced that it would suspend redemption services on ‘Pluto FI D-1’ and ‘Tethys 2’ due to difficulties in securing liquidity. As a result, the redemption of the fund sold by Woori Bank was also delayed. As for the Lime’s delay of fund redemption, the FSS announced ‘Interim Results of the Investigation on Lime Asset Management and Corresponding Strategy’ in February 2020. As of the end of March 2021, the volume of funds under Lime’s management sold by Woori Bank, a subsidiary of the Company, subject to delay of redemption was KRW 270.3 billion in 1,348 accounts. (Source: 1Q Report of Woori Bank)

In June 2020, a dispute settlement committee in the FSS admitted (i) mistake in 4 disputed contracts of Lime Trade Finance Fund, and cancellation of such 4 contract, and (ii) ordered Woori Bank, which sold such contracts, to return the full amount of disputed investment. In June 2020, according to such order, Woori Bank returned KRW 64.75 billion, the full amount of disputed investment.

Lime Asset Management Co., Ltd.’s license as financial investment business entity was canceled in December 2020 and the funds whose redemption was delayed were transferred to the WellBridge Asset Management Co., Ltd. which was co-established by the distributors. A dispute settlement committee in the FSS was convened in February 2021 to address incomplete sales by distributors. With respect to 2 disputed investments, the committee ordered Woori Bank to respectively compensate 78% and 68% of each investor’s loss, and in the range between 40% and 80% of each individual investor’s loss (or between 30% and 80% of each corporate investor’s loss) with respect to other contracts sold by Woori Bank. Woori Bank held a board meeting on March 15, 2021 to accept such order of the committee and to review such range of compensation, and is confirming the facts and proceeding with the compensation procedures. From April 20, 2021, Woori Bank began to pay the compensation to customers who agreed on such decision of the committee. The total amount of compensation (changeable depending on the compensation percentage for each customer) is estimated to be KRW 175 billion, of which KRW 47.2 billion has been paid as of June 21, 2021. In principle, compensation for damage related to sale of fund is made after the damage is confirmed by redemption or liquidation of the fund, but Woori Bank agreed on such compensation for damages before redemption or liquidation as proposed by the FSS and the convocation of the committee meeting to expedite procedures of compensation. According to such procedures of compensation, (i) any amount undeemed by the fund is regarded as the amount of damage and paid based on such compensation percentage as determined by the committee, and (ii) if the fund later redeems the investment amount, the seller of fund pays the investor any balance after deducting the paid compensation from the redeemable amount.

As for the estimates for the down-payment to be returned and indemnification for loss that Woori Bank may have to pay as a result of dispute settlement by FSS regarding the losses on the part of the customers due to delayed fund redemption by Lime Asset Management, Woori Bank determined to deem the best estimates for the disbursement as provisions required to perform its obligation. As of the end of March 2021, Woori Bank recognized KRW 106.8 billion as estimated liabilities for the above dispute and KRW 114.5 billion as advance payment.

In relation to the above dispute, in January 2021, the Seoul Southern District Prosecutors’ Office indicted Daishin Securities and Shinhan Financial Investment for fraudulent transactions and unfair solicitation under the FISCMA, and additionally indicted KB Securities in June 2021. Woori Bank is also under investigation by the Seoul Southern District Prosecutors’ Office, but has not been indicated.

In connection with the above disputes, at its third meeting held on April 8, 2021, a sanction review committee in the FSS ordered against Woori Bank (i) partial suspension on its business (i.e., no further sales of PEFs) for three months along with penalty for incomplete sales, and (ii) sanction against former management (reprimand warning, etc.). Such sanctions will be finally determined by the regular meeting of the FSC after review of the Securities and Futures Commission, etc., and may have a negative impact on Woori Financial Group’s overall reputation. Investors should note that if any warning to institution or more serious sanction is finally determined against Woori Bank, it may have a negative impact on growth potential and profitability of Woori Bank, such as restriction on the entry into new business that requires approval from the financial authorities during the next one year.

Investors should note that the current situation related to its subsidiary bank may adversely affect the Company’s reputation in relation to it retail finance services provided to individual customers.

O. Risk of potential debt reclassification by the International Accounting Standards Board (IASB) for amortization-type contingency capital securities (hybrid capital securities)

The International Accounting Standards Board (IASB) presently seeks to amend the IAS32 Financial Instruments. Under the plan, amortization-type contingent capital securities (hybrid capital securities) are likely to be reclassified into liabilities.

As of the submission date of the SRS, the amount of the amortization-type contingency capital securities (hybrid capital securities) in the Company is KRW 2,095.4 billion. In the case of Woori Bank, a subsidiary of the Company, the book value of the contingent capital securities (hybrid capital securities) classified into capital is around KRW 3,405.1 billion. If the value of the amortization-type contingent capital securities (hybrid capital securities) of Woori Bank, amounting to around KRW 3,405.1 billion, and the total value of the amortization-type contingent capital securities (hybrid capital securities) issued by the Company in July and October 2019, February, June, October 2020 and April 2021, amounting to KRW 2,095.4 billion, are reclassified into liabilities in the future, the total amount of consolidated debt of the Company will increase to KRW 394,426.6 billion from KRW 388,926.1 billion as of the end of 1Q in 2021, an increase of 1.41%. The debt ratio on a consolidation basis may increase by 388.48 percentage point to 1,819.5% from 1,431.02% as of the end of 1Q in 2021. In addition, the amount of consolidated debt of Woori Bank will increase by 0.93% to KRW 369,788.8 billion from KRW 366,382.9 billion as of the end of 1Q in 2021. The debt ratio on a consolidation basis may increase by 282.43 percentage point to 1,844.92% from 1,562.49% as of the end of 1Q in 2021 (Any effects from exchange rate fluctuation are not reflected in reclassifying debts). Investors should be aware of such aspects.

The International Accounting Standards Board (IASB) presently seeks to amend the IAS32 Financial Instruments. Under the plan, contingent capital securities are likely to be reclassified into liabilities. The Company previously issued Tier 1 (amortization type) contingent capital securities (hybrid capital securities) in the amount of KRW 1,895.4 billion on July 18 and October 11, 2019, February 6, 2020, June 11, 2020 and October 23, 2020. In April 2021, the Company issued additional hybrid capital securities in the amount of around KRW 200 billion.

In the case of Woori Bank, a subsidiary of the Company, the book value of contingent capital securities (hybrid capital securities) classified as capital on a consolidated basis as of the end of 2020 was approximately KRW 3,105.1 billion. Woori Bank further issued amortization-type contingent capital securities in the amount of around KRW 300 billion in May 2021.

In the case of the Company, the amount of amortization-type contingent capital securities (hybrid capital securities) as of the submission date of the SRS is KRW 2,095.4 billion. The book value of contingent capital securities (hybrid capital securities) classified as capital on a consolidated basis as of the end of 2020 was approximately KRW 3,405.1 billion. If KRW 3,405.1 in amortization-type contingent capital securities (hybrid capital securities) of Woori Bank and KRW 2,095.4 billion in contingent capital securities (hybrid capital securities) issued by the Company in July and October 2019 and February, June and October 2020 and April 2021 are reclassified later as debt, the total debt of the Company on a consolidated basis as of the end of 1Q of 2021 will increase by approximately 1.41% to KRW 394,426.6 billion from KRW 388,926.1. Debt ratio on a consolidated basis as of the end of 1Q of 2021 will also grow by 388.48 percentage point to 1,819.50% from previous 1,431.02%. Moreover, the amount of Woori Bank’s debt on a consolidated basis as of the end of 1Q of 2021 will grow by 0.93% to KRW 369,788.8 billion from KRW 366,38.29 billion, which will increase the debt ratio on a consolidated basis as of the end of 1Q of 2021 by 282.43 percentage point to 1,884.92% from previous 1,562.49% (which does not reflect the impact from exchange rate changes at the time of debt reclassification), which requires investors’ attention.

[Expected changes to debt ratio after reclassifying contingent capital securities (hybrid capital securities) into debt]

(Unit: KRW 100 million)

Classification		Based on consolidation as of end of 1Q 2021 (A)	Based on reclassification into debts (B)	Effect from the change (B-A)
Woori Financial Group	Total Liabilities	3,889,261	3,944,266	55,005
	Total Equity	271,783	216,778	-55,005
Woori Bank	Debt Ratio	1431.02%	1819.50%	388.48%
	Total Liabilities	3,663,829	3,697,880	34,051
	Total Equity	234,487	200,436	-34,051
	Debt Ratio	1562.49%	1844.92%	282.43%

(Note 1) Based on K-IFRS consolidated financial statements

(Note 2) The figures above are estimates based on the financial statements as of the end of 1Q and may be different from actual figures.

Even if the contingent capital securities (hybrid capital securities) classified as capital in the Company or Woori Bank were to be reclassified as debt pushing up debt ratio, there are no such conditions that may trigger acceleration of other corporate bonds.

P. Risks from Covid-19 outbreaks

Concerns over the influence from Covid-19 have spread across the world beyond Asia and the pandemic (outbreak of an infectious disease across the world) risk is affecting the prospects of global economy. Since it is impossible to predict actual impacts on the economic recovery and the stock markets, investors should note that the contraction in consumption and investment from economic slowdown may last longer than expected.

Concerns over the influence from Covid-19 have spread across the world beyond Asia and the pandemic (outbreak of an infectious disease across the world) risk is affecting the prospects of global economy. In February 2020, the government of the Republic of Korea has raised its coronavirus alert to the highest ‘serious’ level and made an all-out effort to fight against the virus. The coronavirus crisis appears to be subdued with virus vaccine rollouts across the world. It is still unclear, however, whether Covid-19 influence will continue because of unexpected factors such as the third wave caused by variants detected in India. Confirmed cases worldwide remain at a high level as shown below.

[Confirmed cases of Covid-19 worldwide]

(Unit: person)

(Source: World Health Organization)

In Korea, confirmed cases of Covid-19 increased rapidly in late February 2020 with the pandemic lasting over a year. Daily confirmed cases in Korea used to maintain three digits but in December 2020 the number topped 1,000, raising the possibility of economic downturn for a longer period. Daily cases went down to 500-level in 2021 with the implementation of level 2.5 social distancing. The regulatory authority has been supporting the physical market and financial market with a series of unprecedented strong measures to stimulate the economy and stabilize the capital market. As vaccines have become available, the Company expects that the current crisis will subdue in 2021. Still, if Covid-19 crisis continues with such unpredictable factors as the spread of coronavirus variants, concerns remain about potential economic downturn for a longer period due to reduced consumption, deferred investments and so on.

[Trend of recent daily cases in Korea]

(Unit: person)

(Source: Worldometer)

If Covid-19 crisis lasts long as stated above, it would be hard to predict its impacts. The subsidiaries of the Company may be exposed to negative impacts including reduced sales and profits from the businesses conducted overseas. Furthermore, if economic downturn continues both at home and abroad due to changes in macroscopic external conditions and unpredicted international issues and geopolitical risks, it may also affect profitability of the Company adversely. Investors should note such risks.

[Fully owned subsidiary Woori Financial Capital’s Company Risk]

A. Risks from uneven business structure which is vulnerable to economic fluctuation

The profit structure of Woori Financial Capital is focused on auto financing and individual and general loans based on specialized credit financial business. As of the end of 1Q of 2021 the portion of the auto financing assets accounted for more than half of the entire assets, indicating its heavy reliance on auto financing assets. Such a profit structure may prove vulnerable to economic fluctuation or changes of conditions in the industry.

The basis for profit creation of Woori Financial Capital is composed of two parts. Roughly, it is composed of auto financing and non-auto financing. The auto financing is the purpose of incorporation and simultaneously it is the main business area of Woori Financial Capital. Woori Financial Capital has been expanding the scope of business, with its long experience in the business and accumulated expertise, to include not just domestic new cars but also imported cars and used cars. Since 2007, the company sought to diversify business portfolios to include non-auto financing sector by laying emphasis on such areas as sales of property PF loans, personal credit facilities and housing mortgage loans. However, the company’s reliance on auto financing remains relatively high. With such an unevenly distributed business structure, Woori Financial Capital may easily be influenced by economic fluctuation and changing environment surrounding the auto financing market.

The retail car market is sensitive to economy and may rapidly contract in times of depression. In fact the Operating Income precipitated in 2008 and 2009 when the environment for procurement worsened and car sales dropped due to the financial crisis. Performance of Woori Financial Capital was improved as the financial crisis abated and economy rebounded. However, potential interest rates hike depending on economic outlook as well as monetary policy are likely to affect the performance and asset quality of Woori Financial Capital.

In the case of such brands that account for a large portion of domestic car market such as Hyundai, Kia, Renault and Ssangyong, captive companies have established a firm foothold in the market. Recent car retail market trend shows an increase of market share by credit card companies and capital companies affiliated with car makers by offering financial products in the form of a package linked to such makers. As Woori Financial Capital is not an affiliate or an associate of a car maker, its sales stability amid economic fluctuation and changing market conditions is less competitive than that of an affiliate or an associate of a car maker.

[Status of assets in each business segment]

(Unit: KRW 100 million)

Business segments	1Q 2021	2020	2019
Installment financing	9,521	8,650	6,811
Lease financing	11,923	11,368	9,979
Ordinary loans (car loans, etc.)	47,789	53,787	45,942
New technology financing and investment financing	9,868	11,834	8,308
Total	79,101	85,639	71,040

Period 26 and Period 27: Woori Savings Bank, a main associate is included. Q1 of Period 28: Woori Savings Bank is excluded as it was sold off. (See Disclosure on Decision on Disposal of the Shares and Subscription Certificates of Other Companies on March 5, 2021)

B. Risks related to asset quality and economic fluctuation

Considering the industrial aspect of specialized credit financial business, which is largely affected by economic fluctuation, it would be worth paying attention to the trend of asset quality of Woori Financial Capital amid economic downturn, etc. Woori Financial Capital has shown good asset quality in terms of mainly auto financing assets. However, burdens on asset quality may increase if economic recovery is delayed, which requires a constant attention from investors.

The portion of overdue receivables of which payment is past due by one-month or longer is 1.10% as of the end of 1Q of 2021. It indicates a good asset quality mainly around auto financing assets. However, delayed economic recovery and the possibility of worsening debt-repayment ability have raised concerns about the asset quality of specialized credit financial companies. Investors should note that if economic conditions in the future continue to worsen in addition to the given economic instability both at home and abroad may adversely affect the asset quality of Woori Financial Capital. The credit risks appear different from one asset group to another. As such, retail finance, corporate finance sectors are likely to become non-performing as a result of economic downturn unlike auto financing assets that show relatively good asset quality. Therefore, the Company finds it necessary that investors should pay constant attention to the indices of asset quality, including the portion of performing loans in the asset composition in Woori Financial Capital.

[Loans per managed asset, outstanding balance overdue and total amount of financial assets]

(Unit: KRW 1 million, %)

Description		1Q 2021	2020	2019
Loans	Total	7,502,331	6,894,632	5,739,182
	Credit card	—	—	—
	Installment financing	938,342	851,866	670,633
	Lease financing	1,194,322	1,138,660	1,000,530
	New-technology financing	—	—	—
	Ordinary loans	5,365,523	4,898,656	4,056,665
	Others	4,144	5,450	11,353
Classified by Quality	Normal	7,248,384	6,635,686	5,495,843
	Accumulated Provisions	70,842	66,597	46,671
	Accumulation Ratio	0.98	1.00	0.85
	Attention required	133,868	136,939	112,745
	Accumulated Provisions	35,283	33,317	28,217
	Accumulation Ratio	26.36	24.33	25.03
	Fixed	31,474	30,567	43,765
	Accumulated Provisions	15,345	15,956	14,557
	Accumulation Ratio	48.75	52.20	33.26
	Doubtful	32,582	36,826	58,055
	Accumulated Provisions	17,839	19,848	20,402
	Accumulation Ratio	54.75	53.90	35.14
	Estimated loss	56,022	54,614	28,774
	Accumulated Provisions	34,772	35,269	17,950
	Accumulation Ratio	62.07	64.58	62.38
	Total	7,502,331	6,894,632	5,739,182
	Accumulated Provisions	174,081	170,986	127,797
	Accumulation Ratio	2.32	2.48	2.23
Overdue status	Principal of overdue loans	84,993	91,525	91,016
	Less than one month	2,563	2,496	3,255
	One month or longer	82,430	89,029	87,761
	Overdue loans ratio	1.13	1.33	1.59
	Less than one month	0.03	0.04	0.06
	One month or longer	1.10	1.29	1.53

Based on K-IFRS separate financial assets

(Source: Business Report and Quarterly report from Woori Financial Capital)

[Installment financing]

(Unit: KRW 1 million, %)

Classification		1Q 2021	2020	2019
Installment financing		938,342	851,866	670,633
Classified by Quality	Normal	916,865	830,606	647,593
	Accumulated Provisions	8,012	7,691	2,827
	Accumulation Ratio	0.87	0.93	0.44
	Attention required	11,862	11,605	14,404
	Accumulated Provisions	2,594	2,510	2,074
	Accumulation Ratio	21.87	21.63	14.40
	Fixed	3,432	3,162	3,402
	Accumulated Provisions	2,233	1,977	1,898
	Accumulation Ratio	65.06	62.52	55.79
	Doubtful	2,955	3,228	3,335
	Accumulated Provisions	1,590	1,878	1,267
	Accumulation Ratio	53.80	58.17	38.01
	Estimated loss	3,228	3,266	1,899
	Accumulated Provisions	2,086	1,954	774
	Accumulation Ratio	64.61	59.82	40.77
	Total	938,342	851,866	670,633
	Accumulated Provisions	16,515	16,009	8,840
	Accumulation Ratio	1.76	1.88	1.32
Overdue status	Principal of overdue loans	7,896	8,292	8,621
	Less than one month	171	128	240
	One month or longer	7,725	8,165	8,380
	Overdue loans ratio	0.84	0.97	1.29

	Less than one month	0.02	0.01	0.04
	One month or longer	0.82	0.96	1.25

[Lease Financing]

(Unit: KRW 1 million, %)

Classification		1Q 2021	2020	2019
Lease Financing		1,194,322	1,138,660	1,000,530
Classified by Quality	Normal	1,180,752	1,125,768	989,076
	Accumulated Provisions	4	3	16
	Accumulation Ratio	0.00	0.00	0.00
	Attention Required	9,607	9,178	6,469
	Accumulated Provisions	482	472	449
	Accumulation Ratio	5.02	5.14	6.94
	Fixed	1,382	1,412	2,003
	Accumulated Provisions	0	0	1
	Accumulation Ratio	0.03	0.03	0.06
	Doubtful	2,101	1,855	2,120
	Accumulated Provisions	1,358	1,140	1,256
	Accumulation Ratio	64.62	61.42	59.25
	Estimated Loss	479	446	862
	Accumulated Provisions	391	383	813
	Accumulation Ratio	81.58	86.04	94.33
	Total	1,194,322	1,138,660	1,000,530
	Accumulated Provisions	2,235	1,999	2,535
	Accumulation Ratio	0.19	0.18	0.25
Overdue status	Principal of Overdue Loans	3,230	2,992	3,585
	Less than one month	470	321	508
	One month or longer	2,759	2,671	3,077
	Overdue Loans Ratio	0.27	0.26	0.36
	Less than one month	0.04	0.03	0.05
	One month or longer	0.23	0.23	0.31

[Ordinary Loans]

(Unit: KRW 1 million, %)

Classification		1Q 2021	2020	2019
Ordinary Loans		5,365,523	4,898,656	4,056,665
Classified by Quality	Normal	5,147,927	4,675,166	3,847,822
	Accumulated Provisions	61,103	57,186	42,326
	Accumulation Ratio	1.19	1.22	1.10
	Attention Required	112,399	116,156	91,871
	Accumulated Provisions	31,877	30,019	25,209
	Accumulation Ratio	28.36	25.84	27.44
	Fixed	26,660	25,993	38,360
	Accumulated Provisions	13,092	13,941	12,639
	Accumulation Ratio	49.11	53.63	32.95
	Doubtful	27,525	31,743	52,601
	Accumulated Provisions	14,798	16,716	17,814
	Accumulation Ratio	53.76	52.66	33.87
	Estimated Loss	51,012	49,599	26,011
	Accumulated Provisions	30,983	31,618	15,058
	Accumulation Ratio	60.74	63.75	57.89
	Total	5,365,523	4,898,656	4,056,665
	Accumulated Provisions	151,854	149,479	113,046
	Accumulation Ratio	2.83	3.05	2.79
Overdue status	Principal of Overdue Loans	73,867	80,241	78,810
	Less than one month	1,921	2,048	2,507
	One month or longer	71,946	78,194	76,303
	Overdue Loans Ratio	1.38	1.64	1.94
	Less than one month	0.04	0.04	0.06
	One month or longer	1.34	1.60	1.88

Ordinary loans are composed of various loan products including auto financing, credit and/or secured loans. For classification details for each business division, see ‘Woori Financial Capital’s business/quarterly report > II. Content of Business > 2. Sales Status’ > B. Type of business.

C. Risks from the possibility of becoming bad debts

Woori Financial Capital has set aside provisions for bad debts, but it may suffer additional losses the collection of receivables is not made as expected.

Woori Financial Capital has set aside provisions for bad debts to the amount deemed more conservative between the estimated loss from bad debts, calculated based on its own standards for the receivables that require such provisions, and the accumulation rate of provisions for bad debts calculated based on the standards for asset quality classification apply pursuant to the Regulation on Supervision of Specialized Credit Financial Business. Current status of the provisions for bad debts in Woori Financial Capital is as follows:

[Status of provisions for bad debts]

(As of 1Q 2021)

(Unit: KRW million)
Classification	Financial assets at amortized cost					Other financial assets					Total
	Subject to 12 month expected credit losses measure ment	Subject to lifetime expected credit losses measurement		Credit impaired financial assets	Sub- total	Subject to 12 month expected credit losses measure ment	Subject to lifetime expected credit losses measurement		Credit impaired financial assets	Sub- total
		Collective evaluation	Individual evaluation				Collective evaluation	Individual evaluation
Opening provisions for bad debts	48,799	30,840	5,392	109,986	195,017	557	2,132	261	2,020	4,970	199,987
Classification shift between stages	—	—	—	—	—	—	—	—	—	—	—
• Replacement with 12 month expected credit losses	533	(523)	—	(10)	—	11	(10)	—	(1)	—	—
• Replacement with lifetime expected credit losses	(10,785)	11,122	—	(337)	—	(24)	30	—	(6)	—	—
• Replacement with credit impaired financial assets	(1,327)	(12,399)	—	13,726	—	(31)	(235)	—	266	—	—
Write-off	—	—	—	(8,353)	(8,353)	—	—	—	(278)	(278)	(8,631)
Sell-off	—	—	—	(3,112)	(3,112)	(2)	(5)	—	—	(7)	(3,119)
Recovery of bad debts	—	—	—	520	520	—	—	—	30	30	550
Interest income from impaired receivables	—	—	—	(2,005)	(2,005)	—	—	—	—	—	(2,005)
Contribution amount (Recovery amount)	12,382	2,954	—	1,979	17,315	38	290	—	152	480	17,795
Others	(4)	(64)	—	(1,424)	(1,492)	—	—	—	(2)	(2)	(1,494)
Changes of consolidation scope	(6,918)	(1,271)	(794)	(19,837)	(28,820)	(182)	—	—	—	(182)	(29,002)
Closing provisions for bad debts	42,680	30,659	4,598	91,133	169,070	367	2,202	261	2,181	5,011	174,081

(Source: Notes to the consolidated financial statements of Woori Financial Capital)

Woori Financial Capital is concentrating efforts on securing asset quality through its system for loan examination and receivables management that has been revised in accordance with higher standards set by the authority for the ratio of provisions accumulation. However, decreasing rate of receivables collection and increasing rate of arrears due to contracting consumption may aggravate the asset quality of Woori Financial Capital. Aggravated asset quality would result in heavier burden of bad debts and adversely impact financial status of the company.

D. Risks from financing as a specialized credit financial company

Woori Financial Capital is a specialized credit financial company without a base of deposit. Accordingly, its financing structure is completely dependent upon the capital market and is likely to be exposed to risks from abrupt business fluctuations. Increasing financing costs following market interest hikes may affect the profitability of Woori Financial Capital adversely.

The growing size of the business value dealt with in Woori Financial Capital for the past several years increased the volume of required capital. With the growing size of financing, the portion of interest costs in financing and the sensitivity in terms of loss and income due to interest rate change has increased. As the unique business structure relying on external source of funds indicates, continued increase of market interest rates will inevitably result in an increase of costs for financing. Considering the financing structure of a specialized credit financial company that does not have any basis of deposit, the Company finds that an increase of costs for financing will directly affect the profitability of Woori Financial Capital.

 [Leverage ratio and interest amount for recent 5 years of Woori Financial Capital]

(Unit: times, KRW million)

Classification	2020	2019	2018	2017	2016
Leverage ratio	9.1	8.4	7.2	6.6	7.1
Interest cost	155,034	139,393	118,152	106,854	139,344

(Source: Separate Business Report of Woori Financial Capital)

Woori Financial Capital may reflect the cost factor to the profits by raising interest rates and fees. However, it may fail to do so in a timely manner due to regulation by the authority, competitive environment, public opinion and so on. Moreover, an increase of interest rates and fees may reduce the demands for installment financing, loan and lease. If high interest rates last relatively long, it will aggravate the asset quality of Woori Financial Capital by affecting adversely domestic economy as well as the financial status and payment ability of its customers.

E. Risk relating to collecting and holding private information

Woori Financial Capital inevitably collects and holds private information in its capacity as a financial institution conducting such businesses as installment financing and leasing. Any incidents involving information security such as private information leakage, as was the case in the past, may bring about sanctions by regulatory authority as well as civil and/or criminal responsibilities. To prevent such incidents from occurring, Woori Financial Capital has secured safety and security of the information it retains through private information protection system. However, the Company cannot exclude completely the possibility of being exposed to security-related incidents including private information leakage.

Being a financial institution conducting such businesses as installment financing and leasing, Woori Financial Capital inevitably collects and holds a large volume of private information. In the past, private information was leaked from some credit card companies, raising concerns about security accidents among financial institutions. While Woori Financial Capital also retains a large volume of sensitive private information, the possibility of information leakage is a potential risk factor in its business. Actual incidents of information leakage point to the possibility that any of such a leakage would result in sanctions by the authority and civil and/or criminal responsibilities, which would be a critical threat to the business. Woori Financial Capital is fully aware of such risks and is making its best effort to prevent such incidents from occurring.

Woori Financial Capital has not experienced any leakage of private information from hacking activities. All its officers and employees fully comply with such laws and regulations as the Private Information Protection Act, Private Information Protection Rules, Information Security Rules and related enforcement documents. In addition, Woori Financial Capital, has secured security and appropriateness in relation to the information it retains with the help of the private information protection system as follows:

•	Encrypt data on customer information and credit information

•	Limit printing any documents that contain customer information

•	Encrypt all documents with passwords

•	Establish and operate various network security systems (DDOS, IPS, web-firewalls, etc.)

•	Restrict access to database by controlling access to customer information DB and controlling authorization

•	Prohibit data storage in USB and other storage devices to prevent customer information leakage to outside

•	Conduct security activities 24/7 to prevent electronic infringement from occurring

Nevertheless, any security accidents including personal information leakage which occur despite Woori Financial Capital’s effort may result in additional expenditure to address damages claimed in a class action by affected customers and also to cope with such accidents. Large-scale sanctions on the company and the management of the company will also affect the operation of the company and undermine its reputation. Investors should note that any of such incidents may eventually undermine the company’s earnings foundation.

F. Risks related to the change of largest shareholder

Woori Financial Group entered into a share transfer agreement in October 2020 under which it purchased 42,605,000 shares (shareholding ratio: 74.04%) in Woori Financial Capital held by Well to Sea at the amount of KRW 572.3 billion, in accordance with the preferential right to purchase held by Woori Bank, a subsidiary of Woori Financial Group. On December 10, 2020, Woori Financial Group became the largest shareholder by ultimately acquiring 74.04% of the shares of Woori Financial Capital. With Woori Financial Capital’s inclusion into Woori Financial Group, the Company expects some positive effects including enhanced synergies in the group. It is required, however, to continue to monitor the potential effect of the changed largest shareholder to the fundamentals of Woori Financial Capital. Investors should pay special attention in this regard and review sufficiently before making an investment decision.

Woori Financial Group entered into a share transfer agreement in October 2020 under which it purchased 42,605,000 shares (shareholding ratio: 74.04%) in Woori Financial Capital held by Well to Sea at the amount of KRW 572.3 billion, in accordance with the preferential right to purchase held by Woori Bank, a subsidiary of Woori Financial Group. On December 10, 2020, Woori Financial Group became the largest shareholder by ultimately acquiring 74.04% of the shares of Woori Financial Capital. Then Woori Financial Group purchased additional 7,395,000 shares held by Aju Corporation Co., Ltd. on April 19, 2021, securing 86.89% of ownership. The shareholding ratio of Woori Financial Group Inc., the largest shareholder, increased to 90.48% (including specially related persons) on May 24, 2021 after it acquired 2,064,059 shares which Woori Financial Capital held as treasury shares.

[Summary of the Report on the changes in shareholdings of the largest shareholder, etc. as of April 19, 2021]

Date of Report		Shareholdings
		Classification	Number of Shares	Ratio
Immediately preceding date of report submission	January 13, 2021	Common shares	42,605,000	74.04
		Classes of shares	0	0.00
		Depositary receipts	0	0.00
		Sum	42,605,000	74.04
Date of submission of current report	April 19, 2021	Common shares	50,003,000	86.89
		Classes of shares	0	0.00
		Depositary receipts	0	0.00
		Sum	50,003,000	86.89
Increase/Decrease		Common shares	7,398,000	12.86
		Classes of shares	0	0.00
		Depositary receipts	0	0.00
		Sum	7,398,000

[Summary of the Report on the changes in shareholdings of the largest shareholder, etc. as of May 24, 2021]

Date of Report		Shareholdings
		Classification	Number of shares	Ratio
Immediately preceding date of report submission	April 19, 2021	Common shares	50,003,000	86.89
		Classes of shares	0	0.00
		Depositary receipts	0	0.00
		Sum	50,003,000	86.89
Date of submission of current report	May 24, 2021	Common shares	52,067,059	90.48
		Classes of shares	0	0.00
		Depositary receipts	0	0.00
		Sum	52,067,059	90.48
Increase/Decrease		Increase/Decrease	2,064,059	3.59
		Classes of shares	0	0.00
		Depositary receipts	0	0.00
		Sum	2,064,059	3.59

With Woori Financial Capital’s inclusion into Woori Financial Group, the Company expects some positive effects including enhanced synergies among groups. It is required, however, to continue to monitor the potential effect of the changed largest shareholder to the fundamentals of Woori Financial Capital. Investors should pay special attention in this regard and decide before making any investments.

G. Risks Related to Take-Over and Sell-Off of Woori Savings Bank Co., Ltd.

Woori Financial Capital took over 100% of the shares of Woori Savings Bank Co., Ltd. previously to diversify its business portfolio. After the inclusion of Woori Savings Bank Co., Ltd. into the Woori Financial Group, Woori Financial Capital sold off the shares of Woori Savings Bank Co., Ltd. to Woori Financial Group Inc. on March 12, 2021 with an aim to comply with Article 19(1) of the Financial Holding Companies Act (the “FHCA”) and enhance management efficiency (See related disclosure ‘Decision on the disposal of the shares and subscription certificates issued by other corporation on March 5, 2021’), which requires investors’ attention.

Woori Savings Bank Co., Ltd. was established on October 19, 1972 and maintains its main office at Namsa-ro 135 (Nammun-ro 2-ga) Sangdang-gu Cheongju-si Chung-cheong-buk-do conducting such business affairs as credit installment, deposits, installment savings, loans and promissory note discount.

As part of its mid-and-long-term growth strategy, Woori Financial Capital decided on December 21, 2011 by board resolution to acquire 100% of the shares of Hanaro Mutual Savings Bank Co., Ltd. in order to advance into new areas of business and maximize synergies with existing businesses. On December 23, 2011, it entered into the share purchase agreement (SPA) with Korea Federation of Savings Bank, existing shareholder, and Hanshin Savings Bank Co., Ltd. After receiving authorization from the FSC in early February 2012, it acquired 100% of the shares held by existing shareholders in the amount of KRW 1 per share and changed the name to Aju Savings Bank Co., Ltd. In February 2012, Woori Financial Capital contributed KRW 80 billion through paid-in share increase followed by another contribution of KRW 30 billion in June 2012.

After Woori Financial Capital was included into the Woori Financial Group, Woori Financial Capital sold the shares of Woori Savings Bank Co., Ltd. to Woori Financial Group Inc. to comply with Article 19(1) of the FHCA and enhance management efficiency. (See related disclosure ‘Decision on the disposal of the shares and subscription certificates issued by other corporation on March 5, 2021’)

Classification	Description
Company name	Woori Savings Bank Co., Ltd.
Date of establishment	October 19, 1972
Paid-in capital / Total capital	60.8 billion / 98.8 billion
Sales network	5 Offices (1 main office and 4 branches)
Number of officers and employees	147
Shareholders	Woori Financial Capital Co., Ltd.

[Important financial status of Woori Savings Bank Co., Ltd.]

(Unit: KRW billion, %)

Classification		End of 2020		End of 2019		Increase/Decr ease (A-B)
		Balance	Ratio	Balance	Ratio
Assets	Cash & Deposits	134	11%	174	16%	-40
	Securities	22	2%	21	2%	1
	Account Receivables	1,010	84%	882	79%	128
	Tangible Assets	4	0%	4	0%	0
	Other Assets	27	2%	30	3%	-3
Total Assets		1,197	100%	1,111	100%	86
Liabilities	Withholding	1,064	98%	989	98%	75
	Other Liabilities	23	2%	23	2%	0
Total Liabilities		1,087	100%	1,012	100%	75
Capital	Paid-in Capital	608	55%	61	62%	0
	Other Accumulated Comprehensive Income	7	1%	1	1%	0
	Retained Earnings	373	44%	37	38%	11
	Total Equity	988	100%	99	100%	11
Liabilities and Total Equity		1,197	—	1,111	—	86

(Source: Audit Report, Woori Savings Bank Co., Ltd.)

[Other Risks]

A. Risks from share price volatility of Woori Financial Group

The share price volatility of Woori Financial Group may increase due to various reasons. Investors should note that the share price of Woori Financial Group may change as a result of issuing new shares for the exchange of the Shares. Once the exchange of the Shares is completed, a registered common share of Woori Financial Capital is converted to 1.0567393 registered common share of Woori Financial Group. As the share exchange ratio is fixed without any additional modification to reflect price changes of the shares of Woori Financial Group and Woori Financial Capital, there are risks of share price volatility in connection with the shares of Woori Financial Group which the shareholders of Woori Financial Capital receive as a result of share exchange. Furthermore, as the new issues allocated to the treasury shares acquired as a result of appraisal right must be disposed of later to comply with the obligation of the disposal thereof, investors should note that it would also contribute to the share price volatility.

The share price volatility of Woori Financial Group may increase due to various reasons. There are risks that would affect the market conditions with which Woori Financial Group and its subsidiaries would face, including (a) general economic conditions, (b) changing policies and regulations, (c) volatility of sales performance and (d) competition among the financial group and its competitors.

Once the exchange of the Shares is completed, a registered common share of Woori Financial Capital is converted to 1.0567393 registered common share of Woori Financial Group. As the share exchange ratio is fixed without any additional modification to reflect price changes of the shares of Woori Financial Group and Woori Financial Capital, there are risks of share price volatility in connection with the shares of Woori Financial Group which the shareholders of Woori Financial Capital receive as a result of share exchange. While the Share Exchange Agreement contains the provision under which the agreement could be cancelled or changed by consultation with the relevant company when any material changes including natural disasters occur in connection with the assets and management situations of Woori Financial Group and Woori Financial Capital, it does not set forth that such changes may be cited as the reason for cancellation of the agreement after the execution of the share exchange agreement. Accordingly, the shareholders of Woori Financial Capital are exposed to the risk from the volatility of the shares acquired to be acquired as a result of the exchange of the Shares.

Woori Financial Group will also allot the shares of Woori Financial Group to the treasury shares to be acquired as a result of exercising appraisal right by the shareholders of Woori Financial Capital who are opposed to the exchange of the Shares. Such shares must be disposed of within three years from the date of acquisition (August 10, 2021, which is the date of share exchange) in accordance with Article 62-2(1) of the FHCA.

It is hard to predict the size of appraisal right as of the submission date these Securities Registration Statements (the “SRS”). If the appraisal right is exercised unexpectedly in a large scale, the issue of an overhang would affect the price of the shares of Woori Financial Group adversely.

B. Risks related to suspension of old share certificates of Woori Financial Capital

The deadline for submitting old share certificates for the common shares of Woori Financial Capital, which will be a fully owned subsidiary, is scheduled to be August 9, 2021. Investors of Woori Financial Capital should note that transaction of the common shares of Woori Financial Capital will be suspended from August 6 to August 26, 2021 which is one day prior to the date on which transactions of the certificates of exchanged shares (common shares of Woori Financial Group) become possible.

The deadline for submitting old share certificates for the common shares of Woori Financial Capital, which will be a fully owned subsidiary, is scheduled to be August 9, 2021. Investors of Woori Financial Capital should note that transaction of the common shares of Woori Financial Capital will be suspended from August 6 to August 26, 2021 which is one day prior to the date on which transactions of the certificates of exchanged shares (common shares of Woori Financial Group) become possible.

[ Submission of old share certificates and scheduled start date for new share certificates ]

Description	Timeline
Announcement on invalidation of share certificates and submission of old share certificates. Scheduled date for notice	August 3, 2021
Period of trade suspension for Woori Financial Capital	August 6, 2021 ~ August 26, 2021
Scheduled deadline for submitting old share certificates	August 9, 2021
Scheduled start date for the trading of new shares on the exchange	August 27, 2021
Date of delisting of Woori Financial Capital	August 27, 2021

(Note) The schedule above is subject to change during discussion with related institutions and in the course of business.

C. Possibility of changes in legal and regulatory environment

Woori Financial Group and its subsidiaries conduct businesses in a legal and regulatory environment that is subject change. They are also subject to penalties and other regulatory dispositions for any violation of applicable regulations.

Woori Financial Group and its subsidiaries that provide comprehensive financial services must comply with various regulations to maintain stability of the financial system in Korea and limit their expose to risks. Such regulations may impose restrictions on the transactions by Woori Financial Group and its subsidiaries. If there are any changes to such regulations, Woori Financial Group and its subsidiaries may be required to pay additional expenses. Regulators periodically review the regulations related to the business of Woori Financial Group. Woori Financial Group and its subsidiaries expect the regulatory environment will continue to change.

If the general regulations applicable to the financial sector to which Woori Financial Group belongs are changed, or if the application or interpretation of such regulations are changed, Woori Financial Group and its subsidiaries will be faced with unexpected regulatory risks which will affect their performance and financial status adversely. In addition, Woori Financial Group and its subsidiary may be required to take responsibilities in various ways if they violate regulations. There should be no guarantee that Woori Financial Group and its subsidiaries will not experience such situations, which will adversely affect the reputation and profitability.

D. Standards for Management & Supervision at KRX being tightened

The standards for management and supervision applicable to Woori Financial Group and other similar listed corporation have been tightened recently. If Woori Financial Group violates the listing regulation or any other applicable regulations, it may be subject to sanctions including suspension of trading, designation as administrative issue, listing maintenance review and delisting by KRX.

Woori Financial Group is a share-listed corporation in the securities market. As the standards for management and supervision applicable to share-listed corporations by KRX and financial supervisory authorities are being tightened, Woori Financial Group may be subject to such sanctions as suspension of trading, designation as administrative issue, listing maintenance review and delisting. If any regulatory authority imposes sanctions on Woori Financial Group that are not identified as of now, losses may occur due to share price drop and/or limited liquidities. Investors should read relevant regulations thoroughly before making an investment decision in that regard.

In particular, investors are encouraged to pay attention to Article 47 (Designation of Administrative Issues) of the KOSPI Market Listing Regulation, Article 48 (Delisting) of the KOSPI Market Listing Regulation and Article 49 (Listing Maintenance Review) of the KOSPI Market Listing Regulation. For detailed information please visit The Korean Law Information Center (http://law.go.kr), Financial Laws and Regulations Service of the FSS (http://law.fss.or.kr) and KRX Regulations (http://law.krx.co.kr).

E. Possibility of correction during the review of disclosure

This SRS, (preliminary) Prospectus and other accompanying documents are subject to partial change in the course of reviewing the relevant disclosure. If such changes are about the main points closely related to investment decision, they may cause some setbacks in the schedule. The schedule may also be changed in the course of business with related authorities. Accordingly, Investors should constantly check the progress.

Pursuant to Article 120(3) of the FISCMA, the effectiveness of the SRS disclosed regarding comprehensive share exchange does not necessarily acknowledge that the descriptions of the relevant registration statement are true or correct or that the Government’s assures or approves the value of the securities. As such, investments in the Shares will be completely attributable to relevant investors.

FSS’s website for the DART system (http://dart.fss.or.kr) provides the business reports (quarterly and semi-annual statements) and the audit reports of Woori Financial Group as well as other regular and occasional disclosures in an electronic form to help investors make investment decision.

This SRS and (preliminary Prospectus) as well as other accompanying documents are subject to correction in the course of reviewing the relevant disclosure. It may cause setbacks in the schedule if any main points closely related to investment decisions are changed. The schedule may also be changed in the course of business with related authorities. Accordingly, investors should constantly check the progress.

F. Investment decisions and results are attributed to investors

Investors should not solely rely on the information on the risk factors provided above but use their own independent judgment in making investments. In addition, the fact that the SRS becomes effective does not necessarily acknowledge that the descriptions therein are true or correct nor guarantee or authorize the value of the Securities.

The fact that the SRS, disclosed in relation to the Share Exchange, becomes effective does not necessarily acknowledge that the description therein is true or correct nor guarantee or authorize the value of the Securities. The descriptions in the SRS are also subject to change.

Before making an investment decision, investors should carefully and sufficiently review the entire content of these Securities Registration Statements or Prospectus and make their final decision based on such reviews. There are possibilities, however, that other matters, not included in the investment risk factors above due to Woori Financial Group’s ignorance or their presumed negligibility, that would have material negative effect on the operation of Woori Financial Group. As such, investors should not solely rely on the information provided in the section of investment risk factors above but use their independent decision. Any risks involved in investors’ own decision are attributed to the relevant investors.

This SRS and Prospectus include information based on predictions. However, investors should note that actual results from such information may turn out differently due to various factors and conditions.

G. Regarding tax on share exchange

Investors should note that the Share Exchange comes under the over-the-counter trading (including the shareholders exercising appraisal right) and is thus subject to payments of income tax and securities transaction tax (0.43%). With the amended Income Tax Act that became effective in 2018, however, individual minority shareholders who are residents may be exempt from income tax on capital gains from share exchange and appraisal rights exercise.

The Share Exchange does not meet the requirements for continuity of shares under Article 38 of the Restriction of Special Taxation Act and thus is not a qualified comprehensive exchange. Therefore, the Share Exchange is not subject to Article 38 of the Restriction of Special Taxation Act.

The Share Exchange and exercising appraisal right come under an over-the-counter transaction and the Company expects the shareholders of Woori Financial Capital will be required to pay corporate tax or income tax on capital gains as well as securities transaction tax.

The capital gains (the transfer price less acquisition price and transfer costs) for the shareholders of Woori Financial Capital may be subject to corporate tax or income tax (provided, that individual minority shareholders who are residents may be exempt from income tax on the capital gains from share exchange under the amended Income Tax Act that comes into effect effective in 2018). If the shareholder is domestic corporation, capital gains will be included in the amount of income for each business year for payment of corporate tax. A resident individual who is not a minority shareholder is required to pay capital gains tax equivalent to 22% (including local income tax) of capital gains. Nevertheless, if a resident individual shareholder is a major shareholder holding shares for a period less than a year, the capital gains tax rate is 33% (including local income tax). If the period of shareholding by such resident individual shareholder is one year or longer, the capital gains tax rate will be 22% (including local income tax) for capital gains which is KRW 300 million or less and 27.5% (including local income tax) for capital gains that exceed KRW 300 million. If the shareholder is a foreign corporation or non-resident, such a shareholder is required in general to pay corporate tax or income tax equivalent to the lower of 11% of the transfer price (including local income tax) and 22% (including local income tax) of the capital gains. However, taxation details may differ depending on individual cases such as the presence of domestic business place of a foreign corporation or non-resident, tax treaties between the Republic of Korea and the country in which such a foreign corporation or non-resident is based, the content of such treaties, etc. The Share Exchange transaction is subject to the securities transaction tax equivalent to 0.43% of the transfer price.

In addition, if any shareholder of Woori Financial Capital opposed to the Share Exchange exercise their appraisal rights, it will fall under a transfer transaction of unlisted shares and the capital gains (transfer price less acquisition price and transfer costs) of the relevant shareholder will be subject to corporate tax or income tax (provided, that individual minority shareholders who are residents may be exempt from income tax on the capital gains from share exchange under the amended Income Tax Act that comes into effect effective in 2018). If the shareholder is domestic corporation, capital gains will be included in the amount of income for each business year for payment of corporate tax. A resident individual who is not a minority shareholder is required to pay capital gains tax equivalent to 22% (including local income tax) of capital gains. Nevertheless, if a resident individual shareholder is a major shareholder holding shares for a period less than a year, the capital gains tax rate is 33% (including local income tax). If the period of shareholding by such resident individual shareholder is one year or longer, the capital gains tax rate will be 22% (including local income tax) for capital gains which is KRW 300 million or less and 27.5% (including local income tax) for capital gains that exceed KRW 300 million. If the shareholder is a foreign corporation or non-resident, such a shareholder is required in general to pay corporate tax or income tax equivalent to the lower of 11% of the transfer price (including local income tax) and 22% (including local income tax) of the capital gains. However, taxation details may differ depending on individual cases such as the presence of domestic business place of a foreign corporation or non-resident, tax treaties between the Republic of Korea and the country in which such a foreign corporation or non-resident is based, the content of such treaties, etc. If any shareholder of Woori Financial Capital dissenting from the Share Exchange exercises appraisal rights, the securities transaction tax equivalent to 0.43% of the transfer price will be imposed.

The Share Exchange does not meet the requirements for continuity of shares under Article 38 of the Restriction of Special Taxation Act and thus is not a qualified comprehensive exchange. Therefore, the Share Exchange is not subject to Article 38 of the Restriction of Special Taxation Act.

[Article 38 (Special Taxation for Comprehensive Share Exchange or Transfer) of the Restriction of Special Taxation Act]

①

Where a domestic corporation becomes a wholly-owned subsidiary of the counterpart corporation of an comprehensive share exchange or transfer (hereafter in this Article, referred to as “comprehensive share exchange, etc.”) through an comprehensive share exchange provided for in Article 360-2 of the Commercial Act or comprehensive share transfer provided for in Article 360-15 of the same Act, meeting all the following conditions, capital gains tax or corporate tax on the equivalent to proceeds from transfer of shares accrued to the stockholders of the wholly-owned subsidiary from the comprehensive share exchange, etc., may be deferred until the stockholders of the wholly-owned subsidiary dispose of the shares of a wholly-owning parent company or the wholly-owning parent company, as prescribed by Presidential Decree:

1. The comprehensive share exchange, etc. shall be made between domestic corporations operating business for at least one year as at the date of the comprehensive share exchange or transfer; provided that the wholly-owning parent company, which is to be newly incorporated in the course of the comprehensive share transfer, shall be excluded;

2. Where stockholders of the wholly-owned subsidiary receive the prices for the exchange or transfer from the wholly-owning parent company, the price of the shares of the wholly-owning parent company shall be at least 80/100 of the aggregate of prices for such exchange and transfer, or the price of the shares of the wholly-owning parent company of the wholly-owning parent company shall be at least 80/100, and such shares shall be allocated, as prescribed by Presidential Decree, and the stockholders of the wholly-owning parent company and stockholders of the wholly-owned subsidiary prescribed by Presidential Decree shall hold the shares acquired through the comprehensive share exchange, etc. until the end of the business year in which the date of the share exchange or transfer falls; and

3. The wholly-owned subsidiary shall keep on operating until the end of the business year in which the date of the share exchange or transfer falls.

The above provisions provide for deferral of taxation in the case of satisfaction of certain eligibility requirements. However, the Share Exchange does not satisfy the requirements for continuity of shares, and thus is an unqualified comprehensive exchange. Therefore, corporate tax or income tax may be levied on shareholders of Woori Financial Capital with respect to their capital gains.

Article 38 of the Restriction of Special Taxation Act provides that if a domestic company, which meets certain requirements, conducts comprehensive exchange of shares pursuant to Article 360-2 of the Commercial Act (the “qualified comprehensive exchange”), shareholders of its wholly owned subsidiary and such company are granted benefits of special taxation.

However, according to Article 38(1) of the Restriction of Special Taxation Act and Article 35-2(5)2 of the Enforcement Decree of the same Act, if the wholly-owning parent company is a controlling shareholder, it should be considered whether or not the price of the shares of the wholly-owning parent company is at least 80/100 of the aggregate of prices for exchange, assuming that the purchase price of shares of a wholly owned subsidiary acquired within 2 years before such share exchange was paid in cash. Since Woori Financial Group acquired the shares (90.47%) of Woori Financial Capital within 2 years prior to the date of comprehensive exchange between Woori Financial Group and Woori Financial Capital, the Comprehensive Exchange does not satisfy the requirements for continuity of shares, and thus is not a qualified comprehensive exchange.

As such, please note that the Share Exchange does not meet the requirements for tax deferral with respect to capital gains from stock transfer under the Restriction of Special Taxation Act, and thus corporate tax or income tax (except resident minority individual shareholders) and securities transaction tax (0.43%) are levied on gains from stock transfers resulting from the Comprehensive Share Exchange and exercise of appraisal rights.

H. Regarding shares with mutual ownership without voting rights

It should be noted that the shares which Woori Financial Capital, a subsidiary, receives in connection with the treasury shares acquired as a result of exercising appraisal rights by the shareholders dissenting from the Share Exchange are the shares in mutual ownership prescribed in Article 369(3) of the Commercial Act and thus do not have voting rights.

Article 369(3) of the Commercial Act states “Where a company, its parent company and its subsidiary company together, or its subsidiary company alone holds more than one tenth of the total number of issued shares of another company, such another company shall have no voting rights for shares it holds of the company or the parent company.”

Woori Financial Group is going to allot its shares in relation to the Woori Financial Capital’s treasury shares (the treasury shares acquired as a result of appraisal right by the shareholders of Woori Financial Capital dissenting from the Share Exchange). Since Woori Financial Group and Woori Financial Capital are in a parent-subsidiary company relationship, it should be noted that the shares of Woori Financial Group, the parent company, to be received by Woori Financial Capital, the subsidiary, will not have voting rights because they constitute the shares in mutual ownership prescribed in Article 369(3) of the Commercial Act. In addition, Woori Financial Capital is required to dispose of the shares of Woori Financial Group acquired as above within three years from the date of acquisition in accordance with Article 62-2(1) of the FHCA.

I. Risks related to Small-Scale Share Exchange / Simplified Share Exchange

The shares newly issued to Woori Financial Capital by Woori Financial Group with a view to exchange shares meet the requirements for small-scale share exchange prescribed under Article 360(1) of the Commercial Act because they represent 0.8% of the Total issued shares of Woori Financial Group. The exception for small-scale share exchange allows the approval of the general meeting of shareholders to substitute for the approval of the board resolution for the purpose of approval of share exchange. As such, the shareholders of Woori Financial Group are not granted appraisal right.

In the case of Woori Financial Capital, share exchange proceeds following the Simplified Share Exchange procedures pursuant to Article 360-9 of the Commercial Act. In December, Woori Financial Group became the largest shareholder of Woori Financial Capital by acquiring 42,605,000 shares (74.04%) therein from WelltoSea Investment Purpose Company No. 3. Thereafter, Woori Financial Group additionally acquired 7,395,000 shares (12.85%) of Woori Financial Capital from Aju Corporation, the second largest shareholder, in April 2021 and 2,064,059 treasury shares (3.59%) from Woori Financial Capital in May 2021, thereby causing its shareholding ratio to be 86.89% and 90.47% respectively. Accordingly, Woori Financial Capital, which becomes a wholly owned subsidiary, satisfies the requirements for simplified share exchange under Article 360-9 of the Commercial Act. It should be noted that the Simplified Share Exchange does not prohibit dissenting shareholders from exercising their appraisal right. It should also be noted that if the number of the shares eligible for appraisal right reaches a considerable level, it will increase the costs of share exchange and may reduce the capital of Woori Financial Capital, threatening to aggravate its financial conditions.

The 5,792,866 shares which Woori Financial Group issued newly to Woori Financial Capital for share exchange represent approximately 0.8% of the Total issued shares of Woori Financial Group, satisfying the requirement for small-scale share exchange prescribed in Article 360-10 of the Commercial Act. However, if the number of notified dissents during the period for notifying dissenting opinion (from June 9, 2021 to June 16, 2021) exceeds 20 percent of the Total issued shares, the Share Exchange may not follow the procedures for a small-scale share exchange. The period of receiving any notice of dissenting to a small-scale share exchange (June 9, 2021 ~ June 16, 2021) has expired. Since the number of shares held by the shareholders, who have given such dissenting notice, is less than 20/100 of the total number of shares issued by Woori Financial Group, the Share Exchange will proceed according to the procedure of small-scale share exchange as proposed. If the small-scale share exchange procedures apply, the approval of the general meeting of shareholders for share exchange may substitute for the approval of the board resolution, in which case the shareholders of Woori Financial Group are not granted appraisal right.

Under the Commercial Act, if all the shareholders of a company becoming a wholly owned subsidiary give their consent or where a company becoming a wholly owning parent company owns at least 90 percent of the total number of issued and outstanding shares of the company becoming the wholly owned subsidiary, the approval of a general meeting of shareholders of the company becoming the wholly owned subsidiary may substitute for the approval of the board of directors (Article 360-9 of the Commercial Act), a procedure termed Simplified Share Exchange. In December, Woori Financial Group became the largest shareholder of Woori Financial Capital by acquiring 42,605,000 shares (74.04%) therein from WelltoSea Investment Purpose Company No. 3. Thereafter, Woori Financial Group additionally acquired 7,395,000 shares (12.85%) of Woori Financial Capital from Aju Corporation, the second largest shareholder, in April 2021 and 2,064,059 treasury shares (3.59%) from Woori Financial Capital in May 2021, thereby causing its shareholding ratio to be 86.89% and 90.47% respectively. Accordingly, Woori Financial Capital, which becomes a wholly owned subsidiary, satisfies the requirements for simplified share exchange under Article 360-9 of the Commercial Act. As such, Woori Financial Capital, which will be a wholly owned subsidiary, satisfies the requirement for such a Simplified Share Exchange and it plans on proceeding with the Share Exchange in accordance with the procedures for Simplified Share Exchange. In the case of a Simplified Share Exchange, the appraisal right of a dissenting shareholder is not excluded. In addition, if the number of the shares eligible for appraisal right reaches a considerable level, it will increase the costs of share exchange and may reduce the capital of Woori Financial Capital, threatening to aggravate its financial conditions.

Article 360-10 (Small-scale Share Exchange)

① Where the total number of new shares issued and treasury shares transferred for a share exchange by a company becoming a wholly owning parent company does not exceed ten percent of the total number of issued and outstanding shares of the relevant company, the approval of a general meeting of shareholders under the provision of Article 360-3 (1) of the relevant company may be substituted by the approval of the board of directors; provided, that the foregoing shall not apply where the money or other assets to be provided to the shareholders of the company becoming a wholly owned subsidiary has been determined and the value thereof exceeds five percent of the value of the current net assets of the company becoming a wholly owning parent company on its final balance sheet provided for in Article 360-4 (1) 3.

Article 360-9 (Small-scale Share Exchange)

① In cases where all the shareholders of a company becoming a wholly owned subsidiary give their consent or where a company becoming a wholly owning parent company owns at least 90 percent of the total number of issued and outstanding shares of the company becoming the wholly owned subsidiary, the approval of a general meeting of shareholders of the company becoming the wholly owned subsidiary may substitute for the approval of the board of directors.

J. Risks related to de-listing Woori Financial Capital

Woori Financial Group is a KOSPI listed corporation in the securities market as of the submission date of the SRS and will continue to maintain the status after the comprehensive share exchange. Woori Financial Capital, which becomes a wholly owned subsidiary after the comprehensive share exchange, will be delisted on August 27, 2021 pursuant to the KOSPI Market Listing Regulation. The scheduled date for delisting, however, is currently the expected date as of disclosure and may be changed by consultation with relevant authorities. Investors who receive common shares of Woori Financial Group through a comprehensive share exchange before delisting of Woori Financial Capital or dissent from the comprehensive share exchange will receive cash (share purchase price as a result of exercising appraisal rights) by exercising appraisal rights. Please note that investors will have an opportunity to recover their investments before the date of delisting.

Woori Financial Group is a KOSPI listed corporation in the securities market as of the submission date of the SRS and will continue to maintain the status after the comprehensive share exchange. Woori Financial Capital, which becomes a wholly owned subsidiary after the comprehensive share exchange, will be delisted on August 27, 2021 pursuant to the KOSPI Market Listing Regulation. The scheduled date for delisting, however, is currently the expected date as of disclosure and may be changed by consultation with relevant authorities.

Investors who receive common shares of Woori Financial Group through a comprehensive share exchange before delisting of Woori Financial Capital or are opposed to the comprehensive share exchange will receive cash (share purchase price) by exercising appraisal right. Please note that investors will have an opportunity recover their investments before the date of delisting as stated above.

K. Risks related to disposal of fractional shares

The shares of Woori Financial Capital held by the shareholders listed on the register of shareholders of Woori Financial Capital, which will become a wholly owned subsidiary, as of the Share Exchange Date (expected to be at 00:00 a.m. on August 10, 2021) excluding Woori Financial Group (but including Woori Financial Capital itself for the treasury shares that Woori Financial Capital acquired due to the exercise of the appraisal rights of its shareholders opposing to the Share Exchange, hereinafter the “shareholders subject to share exchange”) shall be transferred to Woori Financial Group on the Share Exchange Date. In return for this exchange, Woori Financial Group shall allot a total of 5,792,866 newly issued common shares to the shareholders subject to share exchange at the exchange ratio of one common share of Woori Financial Capital (par value KRW 5,000) to 1.0567393 common shares of Woori Financial Group (par value KRW 5,000).

If a fractional share, which is less than one whole share, arises as Woori Financial Group allots its shares to the shareholders subject to share exchange according to the above exchange ratio, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX Securities Market) within one month from the Share Exchange Date. As such, investors should note that the amount paid to them in lieu of fractional shares in the transaction concerned may be affected by the closing price on the listing date of new shares.

The shares of Woori Financial Capital held by the shareholders listed on the register of shareholders of Woori Financial Capital, which will become a wholly owned subsidiary, as of the Share Exchange Date (expected to be at 00:00 a.m. on August 10, 2021) excluding Woori Financial Group (but including Woori Financial Capital itself for the treasury shares that Woori Financial Capital acquired due to the exercise of the appraisal rights of its shareholders opposing to the Share Exchange, hereinafter the “shareholders subject to share exchange”) shall be transferred to Woori Financial Group on the Share Exchange Date. In return for this exchange, Woori Financial Group shall allot a total of 5,792,866 newly issued common shares to the shareholders subject to share exchange at the exchange ratio of one common share of Woori Financial Capital (par value KRW 5,000) to 1.0567393 common shares of Woori Financial Group (par value KRW 5,000).

If a fractional share, which is less than one whole share, arises as Woori Financial Group allots its shares to the shareholders subject to share exchange according to the above exchange ratio, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX Securities Market) within one month from the Share Exchange Date. As such, investors should note that the amount paid to them in lieu of fractional shares in the transaction concerned may be affected by the closing price on the listing date of new shares.

[Share Exchange Agreement]

Article 3 (Issuance of New Shares, Etc.)

③

If a fractional share, which is less than one whole share, arises as Woori Financial Group allots its shares to the shareholders subject to share exchange according to the exchange ratio, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX Securities Market) within one month from the Share Exchange Date.

L. Risks related to interim dividends by Woori Financial Group

Woori Financial Group, which will be the wholly-owning parent company through the Share Exchange, set a record date for interim dividends pursuant to its articles of incorporation at a meeting of its board of directors held on July 2, 2021, and the record date is July 30, 2021. According to the interpretation of the Commercial Act, the ceiling amount of such dividends must be specified in the Share Exchange Agreement. The parties to the Share Exchange Agreement determined the “limit prescribed by Article 462-3(2) of the Commercial Act (approximately KRW 245 billion)” as such ceiling amount when they executed an amendment to the Share Exchange Agreement (the “Amendment Agreement”) on July 2, 2021.

However, the actual implementation and amount of interim dividends will be determined by the board of directors of Woori Financial Group in comprehensive consideration of capital adequacy, etc. of Woori Financial Group. That is, the implementation of such interim dividends has not been finally determined, and the ceiling amount thereof stated in the Amendment Agreement is not the amount expected to be paid as interim dividend, but is the ceiling amount calculated in accordance with Article 462-3(2) of the Commercial Act.

Further, in the case of implementation by Woori Financial Group of interim dividends, such interim dividends will be paid to its shareholders named on the register of shareholders as of July 30, 2021, the record date for interim dividend set by the board of directors of Woori Financial Group. The share exchange is to be made on August 10, 2021, and thus the shareholders of Woori Financial Capital, who will be issued new shares of Woori Financial Group according to the Share Exchange, are not entitled to receive such interim dividends. Investors should keep this in mind.

Woori Financial Group, which will be the wholly-owning parent company through the Share Exchange, set a record date for interim dividends pursuant to its articles of incorporation at a meeting of its board of directors held on July 2, 2021, and the record date is July 30, 2021. According to the interpretation of the Commercial Act, the ceiling amount of such dividends must be specified in the Share Exchange Agreement. The parties to the Share Exchange Agreement determined the “limit prescribed by Article 462-3(2) of the Commercial Act (approximately KRW 245 billion)” as such ceiling amount when they executed an amendment to the Share Exchange Agreement (the “Amendment Agreement”) on July 2, 2021.

[Provisions regarding interim dividends in the Amendment Agreement]

Article 1 (Definitions)

Unless otherwise defined herein, the capitalized terms used in this Agreement shall have the meanings defined in the Share Exchange Agreement.

Article 2 (Addition of Provision Regarding Dividends)

The Parties agree to add the following provision of Article 6-2 to the Share Exchange Agreement.

“Article 6-2 (Ceiling Amount of Dividends)

Woori Financial Group may pay its interim dividends up to the limit prescribed by Article 462-3(2) of the Commercial Act (approximately KRW 245 billion).”

Article 3 (Others)

①	This Agreement shall constitute part of the Share Exchange Agreement in accordance with Article 10(3) of the Share Exchange Agreement.

②	Except as otherwise set forth in Article 2 above, other terms and conditions of the Share Exchange and the Share Exchange Agreement shall remain in effect.

However, the actual implementation and amount of interim dividends will be determined by the board of directors of Woori Financial Group in comprehensive consideration of capital adequacy, etc. of Woori Financial Group. That is, the implementation of such interim dividends has not been finally determined, and the ceiling amount thereof stated in the Amendment Agreement is not the amount expected to be paid as interim dividend, but is the ceiling amount calculated in accordance with Article 462-3(2) of the Commercial Act.

Article 462-3 (Interim Dividends) of the Commercial Act

①

A company, which has a period for the settlement of accounts once per year, may determine in its articles of incorporation that the company may pay dividends (hereafter in this Article referred to as “interim dividend”) on a specified date set by a resolution of the board of directors to the shareholders on such date only one time during a business year.

②

Interim dividends shall be paid within the limit of the amount calculated by deducting the following amounts from the value of net assets on the balance sheets in the immediately preceding period for the settlement of accounts:

1. The amount of capital in the immediately preceding period for the settlement of accounts;

2. The total amount of the capital reserve and earned surplus reserve accumulated until the immediately preceding period for the settlement of accounts;

3. The amount which is to be distributed as a profit or paid at an ordinary general meeting of shareholders in the immediately preceding period for the settlement of accounts; and

4. The earned surplus reserve which is to be accumulated in the relevant period for the settlement of accounts for the payment of interim dividends.

Further, the case of implementation by Woori Financial Group of interim dividends, such interim dividends will be paid to its shareholders named on the register of shareholders as of July 30, 2021, the record date for interim dividend set by the board of directors of Woori Financial Group. The share exchange is to be made on August 10, 2021, and thus the shareholders of Woori Financial Capital, who will be issued new shares of Woori Financial Group according to the Share Exchange, are not entitled to receive such interim dividends. Investors should keep this in mind.

VII. MATTERS RELATED TO APPRAISAL RIGHTS

1. Requirements for the exercise of appraisal rights

A. Wholly owning parent company (Woori Financial Group)

Since Woori Financial Group must follow the procedures for small-scale share exchange in accordance with Article 360-10 of the Commercial Act, appraisal rights will not be provided to the shareholders dissenting from share exchange. Therefore, following description is limited to the matters related to appraisal rights for the shareholders of Woori Financial Group.

B. Wholly owned subsidiary (Woori Financial Capital)

In accordance with Article 360-5 of the Commercial Act, Article 165-5 of the FISCMA and Article 62-2 of the FHCA, of the shareholders listed on the register of shareholders of Woori Financial Capital as of the record date for closing the register of shareholders (June 7, 2021) only those who informed in writing Woori Financial Capital of their dissent to the board resolution on the approval of Share Exchange Dated May 21, 2021 are entitled to demand, in writing by indicating the type and number of shares, that all or part the shares they own should be purchased by Woori Financial Capital within 10 days from the date of board resolution (July 23, 2021), substituted for by the general meeting of shareholders, of Woori Financial Capital.

However, in accordance with Article 165-5(1) of the FISCMA and Article 176-7(2) of the Enforcement Order of the same Act, appraisal right is provided only to such shares that are proved to have been acquired before the date of board resolution on executing the share exchange agreement by Woori Financial Capital or, for the period that ends on the on the next business day (May 24, 2021) of the date on which board resolution is disclosed (May 21, 2021), to such shares that are proved to have been the subject of (i) conclusion of a sales agreement for the relevant shares; (ii) termination of a contract for loan for consumption of the relevant shares; (iii) other legal acts related to the acquisition of the relevant shares and have been held until the date of exercise of appraisal rights inclusive of the record date for closing the register of shareholders (June 7, 2021) above. Appraisal right is canceled for such shares that are re-acquired after their sell-off during the same period. It is impossible to revoke or cancel appraisal right once it is exercised.

Being a KOSPI listed corporation, Woori Financial Capital should purchase shares within one month from the final date of the period during which dissenting shareholders are allowed to exercise their appraisal rights. Accordingly, Woori Financial Capital will pay share purchase price on August 6, 2021 (scheduled date) to the shareholders of Woori Financial Capital who exercised their appraisal rights in relation to the Share Exchange.

2. Proposed Share Purchase Price

A. Common shares of Woori Financial Group

The procedure for small-scale share exchange applies to the common shares of Woori Financial Group under Article 360-10 of the Commercial Act. Accordingly, appraisal right is not provided to the shareholders of Woori Financial Group.

B. Common shares of Woori Financial Capital

Offered price by the Company for negotiation	Woori Financial Capital
KRW 11,539
Basis of calculation	The price calculated by the method of calculating purchase price under Article 62-2(3)1 of the FHCA, Article 33-2(1) of the Enforcement Order of the same Act and Article 165-5 of the FISCMA and Article 176-7(3)1 of the Enforcement Order of the same Act
Disposal method in case a deal is not reached

(1) Under Article 62-2(4) of the FHCA, if a shareholder holding at least 30/100 of the number of shares subject to appraisal dissents from the purchase price of shares, the relevant company or shareholder may file an application for the adjustment of the purchase price with the Financial Services Commission ten days prior to the date when the purchase shall be completed.

(2) Under Article 360-5(3) and Article 374-2(4) and (5) of the Commercial Act, if the relevant company or shareholder exercising his/her rights for appraisal rights opposes the purchase price of shares under Article 165-5(3) of the FISCMA, the company or the shareholder may request the court to determine the purchase price. It should be noted that the court may decide differently in relation to the interpretation of Article 62-2(3) of the FHCA.

(Note) If the shareholders who oppose the purchase price file an application for the adjustment of the purchase price with the Financial Services Commission or request the court to determine the purchase price, such an application for adjustment or request for decision does not affect the procedures for the Share Exchange. The price adjusted or determined as a result of the application for adjustment or request for decision is effective only in terms of the relation with the shareholder who filed an application or requested for a decision.

(1)	Woori Financial Capital

[Method of Calculation for Proposed Share Purchase Price]

(Value date: May 20, 2021)

Classification	Amount (KRW)	Calculation Period
(i) Weighted share price average of the trading quantity for the past two months	11,104	Mar. 22, 2021 ~ 2021.05.20
(ii) Weighted share price average of the trading quantity for the past month	11,807	April 21, 2021 ~ May 20, 2021
(iii) Weighted share price average of the trading quantity for the past week	11,706	May 14, 2021 ~ May 20, 2021
Base Purchase Price [((i)+(ii)+(iii))/3]	11,539	—

Following table shows the closing price and trade volume for the past two months from May 20, 2021, the record date, listed retroactively to calculate the base price above.

Date	Closing Price (KRW)	Trade Quantity (Shares)	Closing Price x Trading Quantity (KRW)
May 20, 2021	11,500	65,055	748,132,500
May 18, 2021	11,750	47,080	553,190,000
May 1, 2021	11,750	77,328	908,604,000
May 14, 2021	11,900	41,139	489,554,100
May 13, 2021	11,850	108,834	1,289,682,900
May 12, 2021	11,750	60,876	715,293,000
May 11, 2021	11,900	55,662	662,377,800
May 10, 2021	11,950	46,138	551,349,100
May 07, 2021	11,900	54,663	650,489,700
May 06, 2021	11,900	73,778	877,958,200
May 04, 2021	11,850	57,057	676,125,450
May 14, 2021	11,850	90,488	1,072,282,800
April 30, 2021	11,900	66,860	795,634,000
April 29, 2021	11,750	70,306	826,095,500
April 28, 2021	11,800	77,926	919,526,800
April 27, 2021	11,950	107,135	1,280,263,250
April 26, 2021	12,000	187,044	2,244,528,000
April 23, 2021	11,700	65,924	771,310,800
April 22, 2021	11,550	85,025	982,038,750
April 21, 2021	11,400	78,991	900,497,400
April 20, 2021	11,550	116,285	1,343,091,750
April 19, 2021	11,400	94,144	1,073,241,600
April 16, 2021	11,400	299,886	3,418,700,400
April 15, 2021	10,950	7,423,272	81,284,828,400
April 14, 2021	11,000	35,477	390,247,000
April 13, 2021	11,000	34,471	379,181,000
April 12, 2021	11,000	43,771	481,481,000
April 09, 2021	11,050	31,939	352,925,950
April 08, 2021	11,000	28,173	309,903,000
April 07, 2021	11,000	57,330	630,630,000
April 06, 2021	11,000	42,339	465,729,000
April 05, 2021	11,050	47,675	526,808,750
April 02, 2021	11,000	28,301	311,311,000
April 01, 2021	11,000	35,775	393,525,000
March 31, 2021	10,850	27,621	299,687,850
March 30, 2021	10,800	30,478	329,162,400
March 29, 2021	10,900	26,698	291,008,200
March 26, 2021	10,750	24,235	260,526,250
March 25, 2021	10,800	49,838	538,250,400
March 24, 2021	10,900	26,766	291,749,400
March 23, 2021	11,000	21,295	234,245,000
March 22, 2021	11,000	35,984	395,824,000
A. Weighted arithmetic average closing price for the past two months			11,104
B. Weighted arithmetic average closing price for the past one month			11,807
C. Weighted arithmetic average closing price for the one week			11,706
D. Arithmetic average price ([A+B+C]÷3)			11,539

3. Procedures, method, period and place for the exercise of appraisal rights

A. Fully owning parent company (Woori Financial Group) Exercise of appraisal right follows the procedures for small-scale share exchange in accordance with Article 360(10) of the Commercial Act and, therefore, appraisal right is not provided to the shareholders of Woori Financial Group.

B. Fully owned subsidiary (Woori Financial Capital)

(1)	Method of notifying dissent

In accordance with Article 360-5 of the Commercial Act, Article 165-5 of the FISCMA and Article 62-2 of the FHCA, any shareholder who is listed on the register of shareholders of Woori Financial Capital as of the record date for closing the register of shareholders (June 7, 2021) must inform the Woori Financial Capital in writing of his/her intent to oppose the resolution on the approval of Share Exchange Dated May 21, 2021 before (until July 22, 2021) the date of the board meeting (July 23, 2021), substituted for by the general meeting of shareholders, of the Woori Financial Capital. In accordance with Article 165-5 of the FISCMA, appraisal right is provided only to such shares that are proved to have been acquired before the date of board resolution on executing the share exchange agreement by Woori Financial Capital or, for the period that ends on the on the next business day (May 24, 2021) of the date on which board resolution is disclosed (May 21, 2021), to such shares that are proved to have been the subject of (i) conclusion of a sales agreement for the relevant shares; (ii) termination of a contract for loan for consumption of the relevant shares; (iii) other legal acts related to the acquisition of the relevant shares and have been held until the date of exercise of appraisal rights inclusive of the date of closing the register of shareholders (June 7, 2021) above.

In this regard, shareholders registered electronically in the client register are required to inform the securities company or other account management institutions, where the client accounts are opened, by three business days before the end date of dissent notification. The account managing institutions, etc. must gather all notified dissents and file an application accompanied by statements on each shareholder containing the intent and the number of shares of the relevant shareholder to the Korea Securities Depository (KSD). Once such application is received, KSD is required to inform the company of the dissents by the end date of dissent notification on behalf of relevant shareholders.

Shareholders are entitled to directly inform Woori Financial Capital of their intent to oppose. In this case, Woori Financial Capital is required to inform the details to KSD, which must relay such received details to account managing institutions without delay.

(2) Period for filing dissents (period for dissent notification in writing)

•	Start date: June 9, 2021

•	End date: July 22, 2021

(3) Exercise of Appraisal Rights

In accordance with Article 360-5 of the Commercial Act, Article 165-5 of the FISCMA and Article 62-2 of the FHCA, of the shareholders listed on the register of shareholders of Woori Financial Capital as of the record date for closing the register of shareholders (June 7, 2021) only those who informed in writing Woori Financial Capital of their dissent to the board resolution on the approval of Share Exchange Dated May 21, 2021 are entitled to demand, in writing by indicating the type and number of shares, that all or part the shares they own should be purchased by Woori Financial Capital within 10 days from the date of board resolution (July 23, 2021), substituted for by the general meeting of shareholders (In accordance with Article 165-5 of the FISCMA, appraisal right is provided only to such shares that are proved to have been acquired before the date of board resolution on executing the share exchange agreement by Woori Financial Capital or, for the period that ends on the on the next business day (May 24, 2021) of the date on which board resolution is disclosed (May 21, 2021), to such shares that are proved to have been the subject of (i) conclusion of a sales agreement for the relevant shares; (ii) termination of a contract for loan for consumption of the relevant shares; (iii) other legal acts related to the acquisition of the relevant shares and have been held until the date of exercise of appraisal right inclusive of the record date for closing the register of shareholders (June 7, 2021) above).

While shareholders are entitled to inform their intent to oppose and exercise their appraisal right in relation to part or all of the shares they own, appraisal right is provided only to such shares that have been owned until the date of exercise of appraisal right. Any shares that have been re-acquired after their sell-off are not eligible for appraisal rights. It is impossible to revoke or cancel appraisal right once it is exercised.

Shareholders registered electronically in the client account-book are required to inform the securities company or other account management institutions, where the client accounts are opened, by two business days before the end date of dissent notification. The account managing institutions, etc. must file an application for the exercise of appraisal right at least one business day before the end date of the period for exercising appraisal right to the Korea Securities Depository (if there are shareholders who directly informed the company of their intent to oppose, account managing institutions may include such shareholders in filing application). Once such application is received, KSD is required to aggregate all applications including those from account managing institutions and request in writing the company to purchase the relevant shares at the end of the period for exercising appraisal rights.

The deadlines for applications through the internet, telephone and visit differ among account managing institutions including securities companies. Filing an application on the last day of application may not be completed before deadline for such reasons as early closing per method of filing, increased traffic of telephone calls and attending applicants who filed their applications earlier. As such, the Company recommends that shareholders complete their application filing at least two business days before the end of the period in which dissenting shareholders can exercise their appraisal rights. For questions about the deadlines set by each securities company, please contact the securities company (The schedule above is subject to change by consultation with relevant authorities.).

If shareholders intend to exercise their appraisal right directly to the company, such a shareholder may inform the company by the end of business hour on August 2, 2021, the last day for exercising appraisal rights.

(4) Period for exercising appraisal rights

•	Scheduled date for board meeting to be substituted for by the general meeting of shareholders: July 23, 2021

•	Period for the exercise of appraisal right: July 23~August 2, 2021

In accordance with Article 360-5 of the Commercial Act and Article 165-5 of the FISCMA, shareholders who have informed the company of their intent in writing to oppose the board resolution on share exchange are entitled to request the company to purchase their shares. It is possible to reduce the period for exercising appraisal rights from within 20 days from the date of the resolution at the general meeting (date of board resolution to be substituted for by the general meeting) to within 10 days.

(5) Location for filing application

If appraisal right is exercised directly to the company	Shareholders registered electronically in the Client Account Book

Woori Financial Capital Co., Ltd. Daedeok-daero 239, Seo-gu, Daejeon	Relevant account managing institution (securities company)

4. Impacts from the exercise of appraisal rights on the effect of the Comprehensive Share Exchange Agreement, etc.

N/A

5. Method of financing for share purchase price, scheduled period of payment, method of payment, etc.

The procedure for small-scale share exchange applies to the common shares of Woori Financial Group under Article 360-10 of the Commercial Act. Accordingly, appraisal right is not provided to the shareholders of Woori Financial Group.

The descriptions under following (A)~(E) are about Woori Financial Capital.

A. Method of financing for share purchase price

The Company plans to use reserved funds and utilize customary financing methods when necessary.

B. Scheduled period for payment of share purchase price

Share purchase price will be paid within one month from the date on which the period for exercising appraisal rights ends (scheduled date of payment: August 6, 2021).

C. Method of payment

Woori Financial Capital will transfer the money to the proprietary account or reported account of the relevant shareholder.

D. Precautions regarding share purchase price and exercising appraisal rights

Please be noted that any matters regarding share purchase price and exercising appraisal rights are subject to change if necessary in the course of consultation with shareholders.

If a shareholder of Woori Financial Capital who is dissenting from the Share Exchange exercises his appraisal rights, it falls under an over-the-counter transaction, which will make the capital gains (the transfer price less acquisition price and transfer costs) of the shareholder subject to corporate tax or income tax (provided, that individual minority shareholders who are residents may be exempt from income tax on the capital gains from exercising appraisal rights as a result of a comprehensive share exchange, under the amended Income Tax Act that comes into effect effective in 2018). If the shareholder is domestic corporation, capital gains will be included in the amount of income for each business year for payment of corporate tax. A resident individual who is not a minority shareholder is required to pay capital gains tax equivalent to 22% (including local income tax) of capital gains. Nevertheless, if a resident individual shareholder is a major shareholder holding shares for a period less than a year, the capital gains tax rate is 33% (including local income tax). If the period of shareholding by such resident individual shareholder is one year or longer, the capital gains tax rate will be 22% (including local income tax) for capital gains which is KRW 300 million or less and 27.5% (including local income tax) for capital gains that exceed KRW 300 million. If the shareholder is a foreign corporation or non-resident, such a shareholder is required in general to pay corporate tax or income tax equivalent to the lower of 11% of the transfer price (including local income tax) and 22% (including local income tax) of the capital gains. However, taxation details may differ depending on individual cases such as the presence of domestic business place of a foreign corporation or non-resident, tax treaties between the Republic of Korea and the country in which such a foreign corporation or non-resident is based, the content of such treaties, etc. The Share Exchange transaction is subject to the securities transaction tax equivalent to 0.43% of the transfer price.

E. Disposal of the shares of Woori Financial Group allocated to the treasury shares acquired as a result of exercising appraisal rights by Woori Financial Capital

Woori Financial Group will also allot new shares of Woori Financial Group to the treasury shares (those to be acquired as a result of exercising appraisal right by the shareholders of Woori Financial Capital) which it holds as of the date of share exchange in proportion to the exchange ratio. Woori Financial Capital must dispose of the shares of Woori Financial Group that are allocated to its treasury shares above within three years from the date of acquisition (August 10, 2021, which is the date of share exchange) in accordance with Article 62-2(1) of the FHCA. Such a disposal may affect the price of the shares of Woori Financial Group.

6. Cases where appraisal rights are not acknowledged or restricted

In accordance with Article 165-5(1) of the FISCMA and Article 176-7(2) of the Enforcement Order of the same Act, appraisal right is provided only to such shares that are proved to have been acquired before the date of board resolution on executing the share exchange agreement by Woori Financial Capital or, for the period that ends on the on the next business day (May 24, 2021) of the date on which board resolution is disclosed (May 21, 2021), to such shares that are proved to have been the subject of (i) conclusion of a share purchase agreement (SPA) for the relevant shares; (ii) termination of a contract for loan for consumption of the relevant shares; (iii) other legal acts related to the acquisition of the relevant shares and have been held until the date of exercise of appraisal right inclusive of the record date to determine the shareholders eligible for exercising an appraisal right (June 7, 2021) above. Appraisal right is canceled for such shares that are re-purchased after their sell-off during the same period. It is impossible to revoke or cancel appraisal right once it is exercised.

In addition, in the case where any of the events referred to in ‘1. Risk factors related to the conditions for the completion of share exchange, VI. Investment Risk Elements’ occurs thereby suspending the procedures for the Share Exchange (e.g., terminating the share exchange agreement), the exercise of appraisal rights will also lose its effect. Accordingly, Woori Financial Capital does not purchase any shares over which appraisal rights are exercised.

VIII. INTERESTS BETWEEN PARTICIPATING COMPANIES, ETC.

1. Relationship with the participating company

A. Relationship as an affiliate or subsidiary, etc.

The participating company to the Share Exchange belongs to Woori Financial Group. Woori Financial Capital is a subsidiary of Woori Financial Group and 90.47% of its issued and outstanding shares is held by Woori Financial Group.

(1) Name of the Woori Group: Woori Financial Group

(2) Companies belonging to Woori Group

Classification	Company name	Listed or not	Taxpayer Registration No. (Company Registration No.)	Controlling company
Holding company (1)	Woori Financial Group Inc.	Listed	398-87-01116	—
Subsidiary (13)	Woori Bank	Unlisted	201-81-02819	Woori Financial Group Inc.
	Woori Card Co., Ltd.	Unlisted	101-86-79070
	Woori Financial Capital Co., Ltd.	Listed	306-81-18407
	Woori Investment Bank Co., Ltd.	Listed	408-81-00426
	Woori Asset Trust, Ltd.	Unlisted	107-81-85459
	Woori Asset Management Corp.	Unlisted	107-81-87383
	Woori Savings Bank Co., Ltd.	Unlisted	301-81-00601
	Woori Credit Information Co., Ltd.	Unlisted	202-81-52516
	Woori Fund Services Co., Ltd.	Unlisted	107-87-50651
	Woori Private Equity Asset Management Co., Ltd.	Unlisted	101-86-19238
	Woori Global Asset Management Co., Ltd.	Unlisted	107-81-93283
	Woori FIS Co., Ltd.	Unlisted	211-81-47962
	Woori Financial Research Institute Co., Ltd.	Unlisted	104-86-46001
Sub-subsidiary (14)	Korea BTL Infrastructure Fund	Unlisted	107-86-79006	Woori Bank
	Woori America Bank	Unlisted	Overseas local entity
	Woori Bank China Limited	Unlisted	Overseas local entity
	PT Bank Woori Saudara Indonesia	Listed	Overseas local entity
	AO Woori Bank	Unlisted	Overseas local entity
	Banco Woori Bank do Brazil S.A.	Unlisted	Overseas local entity
	Woori Global Markets Asia Limited	Unlisted	Overseas local entity
	Woori Bank Vietnam Limited	Unlisted	Overseas local entity
	Woori Wealth Development Bank	Unlisted	Overseas local entity
	Woori Finance Myanmar	Unlisted	Overseas local entity
	WB Finance Co., Ltd	Unlisted	Overseas local entity
	Woori Bank Europe Gmbh	Unlisted	Overseas local entity
	Tutu Finance-WCI Myanmar	Unlisted	Overseas local entity	Woori Card Co., Ltd.
	Woori Hanwha Eureka Private Investment Partnership	Unlisted	512-87-01240	Woori Private Equity Asset Management

(Note 1) Subsidiaries, etc. under the FHCA as of the end of March 2021

B. Organizational diagram showing the relation of control, subordination and investment among affiliates

(Source: 2021 1Q Report of the Company)

Woori Financial Group Inc. acquired additional shares of Woori Financial Capital after the end of 1Q 2021. The shareholding ratio of Woori Financial Group in Woori Financial Capital is 90.47% as of the base date for disclosure.

C. Concurrent positions among officers

(1) Status of concurrent positions among participating companies

Name	Relevant Company	Position	Date of Appointment	Full-time/Part-time
Seok-Tae Lee	Woori Financial Capital	Other Non-Executive Director	Jan. 13, 2021	Part-time

(2) Status of concurrent positions of officers among affiliates

Name	Relevant Company	Position	Date of Appointment	Full-time/Part-time
Sung-Tae Ro	Woori Bank	External Director	Jan. 11, 2019	Part-time
Sang-Yong Park	Woori Bank	External Director	Jan. 11, 2019	Part-time
Chan-Hyung Chung	Woori Bank	External Director	Jan. 11, 2019	Part-time
Dong-Su Choi	Woori Savings Bank	Other Non-Executive Director	Jan. 13, 2021	Part-time
Jin-Ho Noh	Woori FIS	Other Non-Executive Director	Dec. 30, 2019	Part-time
	Woori Financial Research Institute	Other Non-Executive Director	Dec. 31, 2020	Part-time
Kyu-Mok Hwang	Woori Bank	Executive Vice President	Feb. 11, 2020	Full-time
Seok-Tae Lee	Woori Card	Other Non-Executive Director	Dec. 31, 2020	Part-time
	Woori Financial Capital	Other Non-Executive Director	Jan. 13, 2021	Part-time
Weon-Cheol Hwang	Woori Bank	Executive Assistant Vice President	Jul. 3, 2020	Full-time
Jong-Il Park	Woori Asset Trust	Other Non-Executive Director	Apr. 7, 2020	Part-time
	Woori Financial Research Institute	Other Non-Executive Director	Mar. 20, 2020	Part-time
Sung-Wook Lee	Woori Investment Bank	Other Non-Executive Director	Mar. 22, 2021	Part-time
Jong-Keun Lee	Woori Credit Information	Other Non-Executive Director	Mar. 2, 2020	Part-time
	Woori Fund Services	Other Non-Executive Director	Mar. 23, 2020	Part-time
Gun-Ho Kim	Woori Asset Management	Other Non-Executive Director	Jan. 29, 2021	Part-time
Yoon-Sung Tak	Woori Global Asset Management	Other Non-Executive Director	Jan. 26, 2021	Part-time
Jung-Soo Lee	Woori Credit Information	Auditor	Dec. 31, 2020	Part-time
	Woori Financial Research Institute	Auditor	Dec. 31, 2020	Part-time
Hae-Cheol Park	Woori Private Equity Asset Management	Other Non-Executive Director	Jan. 22, 2021	Part-time
Ki-Hyun Yang	Woori Global Asset Management	Auditor	Jan. 26, 2021	Part-time

2. Transactions between participating companies

A. In the case of investment

(Unit: share, million won, %)

Investing Company	Invested Company	Month & Year of Acquisition	Number of acquired shares	Shareholding ratio after acquisition
Woori Financial Group	Woori Financial Capital	2020.10	42,605,000	74.04
		2021.04	7,395,000	86.89
		2021.05	2,064,059	90.47
		Sum	52,064,059	90.47

(Note) As of SRS submission date

B.	Guarantee for obligations and credit extension: N/A

C.	Collateral provision: N/A

D.	Purchase & Sales transaction: N/A

E.	Trade receivables, trade payables, account payables, account receivables: N/A

3. Transactions with main shareholders of the participating company

N/A

4. Other matters regarding mutual relations including competition on business or complementary relations, etc.

N/A

IX. OTHER MATTERS NECESSARY FOR INVESTOR PROTECTION

1. History of merger or business transfer

Woori Bank, Woori FIS Co., Ltd., Woori Financial Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. jointly founded Woori Financial Group Inc. by means of comprehensive transfer of shares on January 11, 2019. The status of the company that became the fully owning parent company and those that became fully owned subsidiaries are as follows:

Company that became the fully owning parent company

Woori Financial Group Inc.	Location	Sogong-ro 51, Jung-gu Seoul
	Representative Director	Tae-Seng Son
	Type of Corporation	KOSPI listed corporation

Companies that became the fully owned subsidiaries

Woori Bank	Location	Sogong-ro 51, Jung-gu Seoul
	Representative Director	Tae-Seung Son
	Type of Corporation	KOSPI listed corporation
Woori FIS Co., Ltd.	Location	Worldcup-north-ro 60gil 17, Map-gu Seoul
	Representative Director	Dong-Yeon Lee
	Type of Corporation	Other type of corporation (Unlisted corporation)
Woori Financial Research Institute Co., Ltd.	Location	Huam-ro 110, Jung-gu Seoul
	Representative Director	Kwang-Hae, Choi
	Type of Corporation	Other type of corporation (Unlisted corporation)
Woori Credit Information Co., Ltd.	Location	Eulji-ro 11gil 15, Jung-gu Seoul
	Representative Director	Hong-Hee Kim
	Type of Corporation	Other type of corporation (Unlisted corporation)
Woori Fund Services Co., Ltd.	Location	Worldcup-north-ro 60gil 17, Map-gu Seoul
	Representative Director	Hyeong-Min Park
	Type of Corporation	Other type of corporation (Unlisted corporation)
Woori Private Equity Asset Management Co., Ltd.	Location	Sejong Dae-ro 136, Jung-gu Seoul
	Representative Director	Kyung-Woo Kim
	Type of Corporation	Other type of corporation (Unlisted corporation)

For detailed information on the comprehensive transfer of shares above, please see the Material Fact Report (comprehensive share exchange and transfer) and the SRS (comprehensive share exchange and transfer) on November 26, 2018.

The history of mergers and other important events regarding the Company is as follows:

A. Woori Asset Management Corp. included as a subsidiary

The Company included Tongyang Asset Management Co., Ltd. as its subsidiary by acquiring 73% of the outstanding shares of Tongyang Asset Management Co., Ltd. on August 1, 2019. The name of the relevant company was changed to Woori Asset Management Corp..

B. Woori Global Asset Management Co., Ltd. included as a subsidiary

The Company included ABL Global Asset Management Co., Ltd. as its subsidiary by acquiring 100% of the outstanding shares of Tongyang Asset Management Co., Ltd. on December 6, 2019. The name of the relevant company was changed to Woori Global Asset Management Co., Ltd.

C. Woori Card Co., Ltd./Woori Investment Bank Co., Ltd. included as a subsidiary

In order to convert Woori Investment Company Co., Ltd., a sub-subsidiary of the Company, to a subsidiary, the Company entered into the SPA on June 21, 2019 after a board resolution, under which it purchased 403,404,538 shares of Woori Investment Bank Co., Ltd. (shareholding ratio: 59.83%). The transaction was completed on September 10, 2019 and Woori Investment Bank Co., Ltd. became a subsidiary of the Company.

The Company also entered into the Comprehensive Share Exchange Agreement with Woori Card Co., Ltd. on July 3, 2019 after a board resolution on June 21, 2019 with a view to convert Woori Card Co., Ltd., a sub-subsidiary, into a subsidiary. Procedures for small-scale (grants) share exchange were taken. The procedures for share exchange were completed on September 10, 2019 after a board resolution on September 3, 2019 and Woori Card Co., Ltd. became a fully owned subsidiary of the Company.

D. Woori Asset Trust, Ltd. included as a subsidiary

The Company included Kukje Asset Trust Co., Ltd. as its subsidiary by acquiring 51.0% (67.2% in terms of voting rights) of the outstanding shares of Kukje Asset Trust Co., Ltd. on December 30, 2019. The name of the relevant company was changed to Woori Asset Trust, Ltd.

E. Woori Financial Capital Co., Ltd. included as a subsidiary

The Company included Aju Capital as a subsidiary on December 10, 2020 by acquiring 74.0% of its shares and also included Aju Savings Bank Co., Ltd., owned by Aju Capital, as a sub-subsidiary. The name of the relevant company were changed to Woori Financial Capital Co., Ltd. and Woori Savings Bank Co., Ltd.), respectively.

F. Woori Savings Bank Co., Ltd. included as a subsidiary

The Company acquired 100% of the shares of Woori Savings Bank Co., Ltd., which had been included as a sub-subsidiary when aforementioned Woori Financial Capital became a subsidiary of the Company on March 12, 2021. With the acquisition of shares, the Company could include Woori Savings Bank as its subsidiary.

2. Ownership by large shareholders

A. Major shareholders’ ownership changes before and after the share exchange

Classification	Before Exchange		After Exchange
	Woori Financial Group	Woori Financial Capital	Woori Financial Group	Woori Financial Capital
Name of the largest shareholder	Korea Deposit Insurance Corporation	Woori Financial Group	Korea Deposit Insurance Corporation	Woori Financial Group
Number of the shareholding of the largest shareholder	110,159,443 shares	52,064,059 shares	110,159,443 shares	57,545,890 shares
Shareholding ratio of the largest shareholder	15.25%	90.47%	15.13%	100.00%

(Note 1) The shares of Woori Financial Group and Woori Financial Capital before and after the share exchange are all registered common shares.

(Note 2) The shareholding ratio of the largest shareholder of Woori Financial Group after the share exchange was calculated based on the most recent disclosure documents as of the date of filing of these Securities Registration Statements.

(Note3) The shareholding ratios above are calculated on the assumption that the Korea Deposit Insurance Corporation does not hold any shares of Woori Financial Capital. The ratio may change after the share exchange depending on whether the Korea Deposit Insurance Corporation actually holds the shares of Woori Financial Capital.

B. Plan to transfer large shareholder’s ownership after share exchange

The largest shareholder of Woori Financial Group is the Korea Deposit Insurance Corporation, and its stake (ratio) is 110,159,443 shares (15.25%) as of the filing date of the SRS. Please see “Section 2. Ownership by large shareholders - A. Major shareholders’ ownership changes before and after the share exchange” for more detail.

The FSC announced in a statement dated June 24, 2019 that the Korea Deposit Insurance Corporation would sell 18.3%, the remaining position it held in Woori Financial Group within three years.

The Public Fund Oversight Committee (the “Committee”) has so far sought to sell the shares of Woori Financing Holdings in accordance with the principle of privatization prescribed in laws and regulations. The Committee provided the ground for privatization by selling off the oligopolistic shareholders in November 2016. It also recovered performing public funds and laid the ground for a governance centering on oligopolistic shareholders. With all that, the Committee is viewed to have achieved some results in establishing the principle of privatization.

However, with the Korea Deposit Insurance Corporation still remaining as the largest shareholder of the Woori Financial Group, there still exist concerns about (a) market uncertainty regarding the timing for selling remaining shares and (b) the possibility of delay in a complete privatization. As such, the Committee made it clear that it would collect public funds and complete privatization as soon as possible with an aim of prompt and complete sale of remaining shares.

The plan for transferring shareholdings of major shareholders above is detailed in the FSC-Press Release-Regarding The Korea Deposit Insurance Corporation(11170) [Press Release 20190624_Plan for Disposal of Woori Financial Group_Final].

The said plan was postponed due to the economic fallout from COVID-19 outbreaks that began in late 2019. However, the Korea Deposit Insurance Corporation sold off 14,445,354 shares from its shareholdings in Woori Financial Group in April 2021 through off-hours block trading. Following its plan mentioned above, it is expected that the Korea Deposit Insurance Corporation will dispose of all its position in Woori Financial Group on several occasions until 2022 to completely privatize Woori Financial Group.

C. Restrictions on self-off of large shareholder’s ownership after share exchange and its grounds

N/A

3. Company’s Equity Change After the Share Exchange

Classification	Type	Before Exchange	After Exchange
Authorized shares	Common shares	4,000,000,000 shares	4,000,000,000 shares
Issued shares	Common shares	722,267,683 shares	728,060,549 shares
Paid-in Capital	—	3,611,338 million Won	3,640,303 million Won
Capital reserve	—	15,925,834 million Won	—

(Note 1) The figures before exchange are based on the separate financial statements for 1Q of 2021.

(Note 2) The total amount of reserve before exchange is the sum of capital surplus, other capital and retained earnings, while the total amount of capital reserve after exchange is subject to change pursuant to applicable laws and regulations and the K-IFRS.

(Note 3) The number of issued shares and common share capital after exchange are calculated taking into account the new shares (5,792,866 shares) to be issued as a result of the exchange.

4. Management policy and composition of officers

Directors and auditors who assumed their responsibilities before share exchange will continue to hold office despite Article 360(13) of the Commercial Act. There will not be any officers who will be appointed as a result of the Share Exchange.

There are no other changes in relation to the important management policy, composition of officers, etc. in the future as a result of this transactions.

5. Business plan

Woori Financial Group Inc. and Woori Financial Capital Co., Ltd., which is going to become a fully owned subsidiary, will continue their main businesses. There are no plans materialized enough for a disclosure as of the filing date of the SRS in terms of developing, modifying or closing businesses. The Company will make a public announcement each time any decision is made in that regard in compliance with applicable laws and regulations. For other detailed information on restructuring of the Company, please see ‘Part 1 / I. Basic Matters of Comprehensive Share Exchange and Transfer / 1. Purpose of share exchange / C. Plans regarding restructuring of the company’.

6. Balance Sheet After the Comprehensive Share Exchange, Etc.

[Woori Financial Group]

(Unit: KRW million)

Classification	Before Exchange	After Exchange	Increase/Decrease
I. Assets
1. Cash and cash equivalents	701,818	701,818	—
2. Financial assets at fair value through profit or loss	7,247	7,247	—
3. Financial assets at fair value through other comprehensive income	149,213	149,213	—
4. Financial assets at amortized cost and other financial assets	681,104	681,104	—
5. Investments in subsidiaries	21,675,467	21,739,446	63,979
6. Tangible assets	11,200	11,200	—
7. Intangible assets	5,248	5,248	—
8. Current corporate tax assets	28	28	—
9. Deferred corporate tax assets	1,163	1,163	—
10. Other assets	328	328	—
Total Assets	23,232,816	23,296,795	63,979
II. Liabilities
1. Outstanding corporate bonds	1,147,595	1,147,595	—
2. Provisions	391	391	—
3. Net defined benefit liabilities	1,167	1,167	—
4. Current corporate tax liabilities	373,113	373,113	—
5. Other financial liabilities	277,065	277,065	—
6. Other liabilities	991	991	—
Total Liabilities	1,800,322	1,800,322	—
III. Capital			—
1. Paid-in Capital	3,611,338	3,640,302	28,964
2. Hybrid capital securities	1,895,322	1,895,322	—
3. Capital surplus	10,874,084	10,909,099	35,015
4. Other capital	(2,543)	(2,543)	—
5. Retained earnings	5,054,293	5,054,293	—
Total Capital	21,432,494	21,496,473	63,979
Total Liabilities and Capital	23,232,816	23,296,795	63,979

(Note 1) The financial statements before share exchange represent the figures appearing in the separate financial statements for 1Q of 2021.

(Note 2) The financial statements after share exchange considered only the increased portion of the shares of Woori Financial Capital, which Woori Financial Group came to own as a result of share exchange. The statements do not reflect the portions that cannot be predicted presently.

(Note 3) Above statements are compiled roughly and may differ from actual financial statements made in accordance with the business accounting standards after share exchange.

[Woori Financial Capital]

(Unit: KRW)

Classification	Before Exchange	After Exchange	Increase/Decrease
I. Assets
1. Cash and deposits	183,820,406,135	183,820,406,135	—
2. Financial investment products	362,633,552,595	362,633,552,595	—
3. Financial bonds	6,226,624,795,977	6,226,624,795,977	—
4. Lease assets	1,150,251,786,009	1,150,251,786,009	—
5. Associates and subsidiaries	81,647,372,176	81,647,372,176	—
6. Tangible assets	4,639,936,983	4,639,936,983	—
7. Intangible assets	6,219,758,617	6,219,758,617	—
8. Other financial assets	194,101,929,897	194,101,929,897	—
9. Other non-financial assets	32,165,762,429	32,165,762,429	—
Total Assets	8,242,105,300,818	8,242,105,300,818	—
II. Liabilities
1. Borrowings	7,064,175,274,853	7,064,175,274,853	—
2. Other financial liabilities	225,855,486,790	225,855,486,790	—
3. Other non-financial liabilities	38,063,307,260	38,063,307,260	—
4. Provisions	12,420,617,657	12,420,617,657	—
5. Defined benefit liabilities	2,966,401,702	2,966,401,702	—
6. Current corporate tax liabilities	22,802,533,334	22,802,533,334	—
7. Deferred corporate tax liabilities	17,597,411,904	17,597,411,904	—
Total Liabilities	7,383,881,033,500	7,383,881,033,500	—
III. Capital
1. Paid-in Capital	287,729,450,000	287,729,450,000	—
2. Capital surplus	20,355,413,885	20,355,413,885	—
3. Capital adjustment	(21,526,629,820)	(21,526,629,820)	—
4. Other accumulated comprehensive income	(7,021,063,686)	(7,021,063,686)	—
5. Retained earnings	578,687,096,939	578,687,096,939	—
Total Capital	858,224,267,318	858,224,267,318	—
Total Liabilities and Capital	8,242,105,300,818	8,242,105,300,818	—

(Note 1) The financial statements before share exchange represent the figures appearing in the financial statements for 1Q of 2021.

(Note 2) The financial statements after share exchange do not reflect the result from the exercise of appraisal rights which is hard to predict presently.

(Note 3) Above statements are compiled roughly and may differ from actual financial statements made in accordance with the business accounting standards after share exchange.

7. Existence of Put Back Options regarding share exchange

N/A

8. Other matters required for making investment decisions

A. Conditions for completion of share exchange

The share exchange agreement (the “Share Exchange Agreement”) dated June 4, 2021 entered into for the purpose of a comprehensive exchange of shares between Woori Financial Group and Woori Financial Capital takes effect upon its execution. In any of the following cases, however, the agreement will lose its effect retroactively without requiring any actions by the parties or will be modified or terminated by mutual consent in writing between the parties.

(1) Reasons for the share exchange agreement to become invalid

If the agenda of approval of the Share Exchange Agreement is rejected at the board meeting, substituted for by the general meeting of shareholders, of Woori Financial Group or Woori Financial Capital, the Share Exchange Agreement will lose its effect without any actions by the parties to the agreement, in which case the comprehensive share exchange becomes abortive.

(2) Reasons for amendment/cancellation, etc. of the share exchange agreement

If any of the following events happens in relation to the Share Exchange Agreement, the agreement may be modified or terminated:

Article 10 (Amendment and Cancellation of the Agreement)

(1) In cases where any matter related to a provision herein shall be in violation of the relevant statutes or accounting standards from the execution date hereof to the date of share exchange, the Parties may amend the Agreement in compliance with such relevant statutes or accounting standards by written agreement, and the rights to agree on such change shall be delegated to the Representative Director of each Party.

(2) In cases where any of the following occurs from the execution date hereof to the date of share exchange, the Parties may cancel or amend the Agreement by written agreement:

1. In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group Inc. notifies in writing of his/her intent to oppose to the Share Exchange under Article 360-10(5) of the Commercial Act and Article 62-2(2) the FHCA;

2. In cases of a natural disaster, or a significant change in the property or management status of Woori Financial Group Inc. or Woori Financial Capital; and/or

3. In cases where a reason for not being able to continue the Agreement arises, such as an irreversible violation of the statutes or an unfair share exchange ratio resulting from the Share Exchange.

(3) The Parties may enter into a separate agreement on the matters that require further agreement for the Share Exchange, and such separate agreement shall be considered as part of the Agreement.

(4) In cases of any changes in the matters related to the condition of the Share Exchange, such as a share exchange ratio, the Parties shall execute an agreement confirming such changes, and such agreement shall be considered as part of the Agreement.

(5) In cases where the Agreement is cancelled or amended under this Article, or becomes null and void under Article 9, the Parties as well as their shareholders, executives, employees, agents, and other representatives shall not be held liable against the other Party in relation to any provisions hereunder or the Share Exchange.

B. Public notice, etc. of share exchange agreement

In accordance with Article 360-4(1) and Article 360-10(6) of the Commercial Code and Article 62-2(2) of the FHCA, Woori Financial Group will maintain following documents at its main office from the date of public notice of small-scale share exchange until the lapse of six months from the date of share exchange. In the case of Woori Financial Capital the period shall be from the date of public notice of Simplified Share Exchange until the lapse of six months from the date of share exchange.

(1)	Share Exchange Agreement

(2)	Document stating the reasons for the allocation of shares to the shareholders of the company that becomes a fully owned subsidiary

(3)

Final financial statements and income statements of each company involved in the share exchange prepared within six months prior to the date of public notice of small-scale and/or simplified share exchange

C. Taxation as a result of share exchange

(1) Taxation as a result of comprehensive exchange of shares

The capital gains (the transfer price less acquisition price and transfer costs) for the shareholders of Woori Financial Capital may be subject to corporate tax or income tax (provided, that individual minority shareholders who are residents may be exempt from income tax on the capital gains from share exchange under the amended Income Tax Act that comes into effect effective in 2018). If the shareholder is domestic corporation, capital gains will be included in the amount of income for each business year for payment of corporate tax. A resident individual who is not a minority shareholder is required to pay capital gains tax equivalent to 22% (including local income tax) of capital gains. Nevertheless, if a resident individual shareholder is a major shareholder holding shares for a period less than a year, the capital gains tax rate is 33% (including local income tax). If the period of shareholding by such resident individual shareholder is one year or longer, the capital gains tax rate will be 22% (including local income tax) for capital gains which is KRW 300 million or less and 27.5% (including local income tax) for capital gains that exceed KRW 300 million. If the shareholder is a foreign corporation or non-resident, such a shareholder is required in general to pay corporate tax or income tax equivalent to the lower of 11% of the transfer price (including local income tax) and 22% (including local income tax) of the capital gains. However, taxation details may differ depending on individual cases such as the presence of domestic business place of a foreign corporation or non-resident, tax treaties between the Republic of Korea and the country in which such a foreign corporation or non-resident is based, the content of such treaties, etc.

The Share Exchange transaction is subject to the securities transaction tax equivalent to 0.43% of the transfer price.

[Grounds for tax exemption for individual shareholders who are not large shareholders under the Income Tax Act]

Article 94 (Scope of Income from Transfer)

3. Income generated from transferring any of the following shares, etc.:

(a) Any of the following shares, etc. of a listed corporation:

(i) Shares, etc. transferred by a majority shareholder of any of the listed corporations specified by Presidential Decree, taking into consideration the stockholding ratio, the total market value, etc.;

(ii) Shares, etc. that any person other than the majority shareholder under sub-item (i) above transfers without trading them on the securities market under the Financial Investment Services and Capital Markets Act (hereinafter referred to as “securities market”); provided, that shares, etc. transferred through an comprehensive share exchange and transfer under Article 360-2 or 360-15 of the Commercial Act or by exercising a share option for an comprehensive share exchange and transfer under Article 360-5 or 360-22 of the same Act shall be excluded.

[Scope of large shareholders under the Enforcement Order of the Income Tax Act]

Article 157 (Scope of Majority Stockholders of Listed Corporations)

(4) “A majority shareholder of any of the listed corporations specified by Presidential Decree” in Article 94 (1) 3 (a) (i) of the Act, means any of the following persons (hereafter in this Chapter and Article 225-2, referred to as “majority shareholder of a listed corporation”):

1. Where the ratio (hereinafter in this Chapter, referred to as “ratio of shareholding”) of the sum of shares, etc. held by one shareholder or one investor (hereafter in this Chapter, referred to as “one shareholder”) holding shares, etc. of a corporation and the following persons (hereafter in this Chapter, referred to as “other related shareholders”), as at the end of the business year immediately preceding the business year in which shares, etc. are transferred, to the total number of shares, etc. of the relevant corporation is at least 1/100, the relevant shareholder and other related shareholders. In such cases, when the ratio is less than 1/100 as at the end of the immediately preceding business year, but the ratio of shareholding reaches at least 1/100 as a result of acquiring shares, etc. later, the relevant shareholder and other related shareholders after the date of acquisition shall be included herein:

(a) Where the ratio of shareholding of one shareholder and persons who have a special relationship defined in Article 43 (8) 1 of the Enforcement Decree of the Corporate Tax Act, (hereafter in this Article, referred to as “one share holder, etc.”) is the greatest, among those of one shareholder, etc. of the relevant corporation: Any of the following persons:

(i) A person who falls under any subparagraph of Article 1-2 (1) of the Enforcement Decree of the Framework Act on National Taxes;

(ii) A person who falls under Article 1-2 (3) 1 of the Enforcement Decree of the Framework Act on National Taxes;

(b) Where the ratio of shareholding of one shareholder, etc. is not the greatest, among those of one shareholder, etc. of the relevant corporation: Any of the following persons:

(i) A lineal ascendant or descendant;

(ii) A person who falls under Article 1-2 (1) 3 of the Enforcement Decree of the Framework Act on National Taxes;

(iii) A person who falls under Article 1-2 (3) 1 of the Enforcement Decree of the Framework Act on National Taxes;

2. Where the total market price of shares, etc. of the relevant corporation, which are owned by one shareholder and other related shareholders at the end of the business year immediately preceding the business year such shares, etc. are transferred, is at least any of the following amounts, the relevant shareholder and other related shareholders:

(a) Where shares, etc. are transferred on or before March 31, 2018: 2.5 billion won;

(b) Where shares, etc. are transferred during the period from April 1, 2018 to March 31, 2020: 1.5 billion won;

(c) Where shares, etc. are transferred during the period from April 1, 2020 to: One billion won;

(d) Deleted (February 17, 2021)

(5) Notwithstanding paragraph (4) 1 and 2, where the ratio of shareholding of one shareholder and other related persons or the total market price of shares, etc. of the relevant corporation owned by one shareholder and other related shareholders, at the end of the business year immediately preceding the business year to which the day of transferring shares, etc. belongs, meets any of the following criteria, the relevant shareholder and other related shareholders shall be deemed majority shareholders. In such cases, when the ratio of shareholding falls short of the criteria as at the end of the immediately preceding business year but meets the criteria later by acquiring shares, etc., the relevant shareholder and other related shareholder from the date of acquisition of shares, etc. on shall be included in majority shareholders:

1. In cases of shares, etc. of a KOSDAQ-listed corporation (referring to a corporation that has issued share certificates listed on the KOSDAQ market under Article 8 of the Addenda to the Enforcement Decree of the Financial Investment Services and Capital Markets Act (Presidential Decree No. 24697) (hereinafter referred to as “KOSDAQ”)): Where the ratio of shareholding is at least 2/100 or the total market price is at least any of the following amounts:

(a) Where shares, etc. are transferred on or before March 31, 2018: Two billion won;

(b) Where shares, etc. are transferred during the period from April 1, 2018 to March 31, 2020: 1.5 billion won;

(c) Where shares, etc. are transferred during the period from April 1, 2020 to March 31, 2021: One billion won;

(d) Deleted <Feb. 17, 2021>

2. In cases of shares, etc. of a KONEX-listed corporation (referring to a corporation that has issued share certificates listed on the KONEX market under Article 11 (2) of the Enforcement Decree of the Financial Investment Services and Capital Markets Act (hereinafter referred to as “KONEX”)): Where the ratio of shareholding is at least 4/100 or the total market price is at least the amount as classified in the following items;

(a) Where shares, etc. are transferred until Mar. 31, 2021: One billion won;

(b) Deleted <Feb. 17, 2021>

3. Deleted. <Feb. 3, 2017>

(6) The phrase “majority shareholders of any of the unlisted corporations specified by Presidential Decree” in the proviso to Article 94 (1) 3 (b) of the Act means one shareholder and other shareholders notwithstanding paragraph (1) 2, where the ratio of shareholding of such one shareholder and other shareholders or the total market price of shares, etc. of the relevant corporation which are owned by one shareholder and other related shareholders falls under the criteria in paragraph (5) 2 as at the end of the business year immediately preceding the business year to which the date of transferring shares, etc. belongs. In such cases, where the ratio of shareholding failed to fully meet the criteria as at the end of the business year immediately preceding the business year, but comes to meet such criteria by acquiring shares, etc. thereafter, such one shareholder and other shareholders after their acquisition date shall be included in such majority shareholders.

(7) In calculating the total market price under paragraphs (4) through (6), the market price shall be as follows:

1. In case of the shares, etc. of listed corporations, the final market price as of the end of the business year immediately preceding the business year in which shares, etc. are transferred; provided, that if the final market price as of the end of the immediately preceding business year is unavailable, the final market value on the immediately preceding trading day shall apply;

2. In case of shares, etc. other than those prescribed by subparagraphs, the appraised amount under Article 165(4).

(8) When applying paragraphs (4) through (7), where a shareholder of a merged corporation has been issued new shares of a merging corporation as a result of the merger transfers such shares in the business year to which the date of registration of merger belongs, the scope, etc. of majority shareholders shall be determined based on the current status of stockholding as of the date of registration of merger of the relevant merged corporation.

(9) When applying paragraphs (4) and (7), where a shareholder of a divided corporation receives new shares of the corporation newly established after division and transfers the shares in the business year to which the date of incorporation-registration of the newly established corporation belongs or transfers shares of the divided corporation after the date of division-registration during the business year to which the date of the division-registration belongs, concerning the scope, etc. of majority shareholders, it shall be based on the current status of stockholding as of the date of division-registration of the corporation existed before the division concerned.

(10) Where a shareholder lends any shares, etc. on the condition of redemption of the shares, etc. of the same quantity and kind after certain period elapses, paragraphs (4) and (7) shall apply during the period from the date of renting until the date of returning the shares, etc., as if such shares, etc. were those owned the lender.

(11) Where a resident acquires shares, etc. of a corporation through the private offering collective investment scheme pursuant to the Financial Investment Services and Capital Markets Act, the shares, etc., paragraphs (4) and (7) shall apply during the period from the date of renting until the date of returning the shares, etc., as if such shares, etc. (limited to the portion calculated in proportion to the investment rate of the private offering collective investment scheme) were those of the lender.

(2) Taxation as a result of exercising appraisal rights

If any shareholder of Woori Financial Capital dissenting from the Share Exchange exercises appraisal right, the transaction will come under an over-the-counter transaction, in which case the capital gains (the transfer price less acquisition price and transfer costs) for the shareholders of Woori Financial Capital may be subject to corporate tax or income tax (provided, that individual minority shareholders who are residents may be exempt from income tax on the capital gains from share exchange under the amended Income Tax Act that comes into effect effective in 2018). If the shareholder is domestic corporation, capital gains will be included in the amount of income for each business year for payment of corporate tax. A resident individual who is not a minority shareholder is required to pay capital gains tax equivalent to 22% (including local income tax) of capital gains. Nevertheless, if a resident individual shareholder is a major shareholder holding shares for a period less than a year, the capital gains tax rate is 33% (including local income tax). If the period of shareholding by such resident individual shareholder is one year or longer, the capital gains tax rate will be 22% (including local income tax) for capital gains which is KRW 300 million or less and 27.5% (including local income tax) for capital gains that exceed KRW 300 million. If the shareholder is a foreign corporation or non-resident, such a shareholder is required in general to pay corporate tax or income tax equivalent to the lower of 11% of the transfer price (including local income tax) and 22% (including local income tax) of the capital gains. However, taxation details may differ depending on individual cases such as the presence of domestic business place of a foreign corporation or non-resident, tax treaties between the Republic of Korea and the country in which such a foreign corporation or non-resident is based, the content of such treaties, etc. The Share Exchange transaction is subject to the securities transaction tax equivalent to 0.43% of the transfer price.

D. Disclosure and delivery of the Prospectus

(1) Public notice of the Prospectus

The Company will make a public notice on the homepage of FSS (http://dart.fss.or.kr) on the date when these Securities Registration Statements take effect by the FSC pursuant to Article 123 of the FISCMA. The Company will also make it available for public inspection at the main office of Woori Financial Group, the FSC and the Korea Exchange.

(2) Delivery of Prospectus

Any shareholder receiving registered common shares of the Company as a result of the Share Exchange (excluding such persons as the professional investors defined in Article 9(5) of the FISCMA and are exempt from issuing a prospectus under Article 132 of the Enforcement Order of the same Act) must receive a prospectus before they acquire registered common shares under Article 124(1) of the FISCMA.

① Shareholders subject to delivery of prospectuses and the method of delivery

•

Shareholders subject to delivery of prospectuses: Shareholders of registered common shares of Woori Financial Capital and listed in the register of shareholders as of the record date for the convention of board of directors’ meeting to decide share exchange

•

Method of delivery: Prospectuses will be forwarded by registered mail to the address recorded in the register of shareholders. Electronic documents are also available (only to those who opt for this option)

③ Other matters

•

If any of the shareholders of Woori Financial Capital who are to receive registered common shares of Woori Financial Group as a result of the Share Exchange are unable to receive prospectuses by registered mail or opt to receive them in an electronic form, they should inform their intent to receive prospectuses in an electronic form pursuant to Article 385 of the Enforcement Order of the FISCMA and may refuse to receive prospectuses by informing the company of their intent as such in writing.

•

For such shareholders who have not received prospectuses from the Company due to such reasons as returned mail or those who have not informed the company of their intent to receive prospectuses in an electronic form or refuse to receive them, the Company has made it available the prospectuses at its main office, the FSC and the Korea Exchange and posted at the FSS DART homepage (http://dart.fss.or.kr) for a public inspection.

•	For any other detailed information about the delivery of prospectuses, please contact the Company or Woori Financial Capital.

SECTION 2. INFORMATION RELATING TO WOORI FINANCIAL GROUP

For further information relating to Woori Financial Group provided in its annual business report for the year ended December 31, 2020 and its quarterly business report for the three months ended March 31, 2021, please refer to the Form 6-Ks furnished by Woori Financial Group to the U.S. Securities and Exchange Commission on March 18, 2021 and May 17, 2021, respectively.